Form 10-K405, Exhibit 13
period 1994-11-30
BASSETT FURNITURE INDUSTRIES INC
filed 1995-02-24
CIK 10329

                                                                        13 of 24


CONSOLIDATED BALANCE SHEET
Bassett Furniture Industries, Incorporated and Subsidiaries

ASSETS
                                                                                          November 30,
                                                                              ----------------------------------
                                                                                    1994                1993
                                                                              -------------        -------------
CURRENT ASSETS
     Cash and cash equivalents  . . . . . . . . . . . . . . . . . . . . . .   $  42,314,957        $  52,957,556
     Trade accounts receivable, less allowances for doubtful
       accounts (1994 - $1,115,000; 1993 - $1,200,000) and discounts  . . .      71,936,750           74,965,301
     Inventories  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      80,074,811           69,793,369
     Prepaid expenses   . . . . . . . . . . . . . . . . . . . . . . . . . .       2,206,736            2,656,073
     Prepaid income taxes   . . . . . . . . . . . . . . . . . . . . . . . .         274,675                  -0-
     Deferred income taxes  . . . . . . . . . . . . . . . . . . . . . . . .       1,823,000            1,213,000
                                                                              -------------        -------------
                                                                                198,630,929          201,585,299

PROPERTY, PLANT AND EQUIPMENT
     Buildings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      71,859,549           70,342,990
     Machinery and equipment  . . . . . . . . . . . . . . . . . . . . . . .     130,218,793          127,043,322
     Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         745,477              745,477
                                                                              -------------        -------------
                                                                                202,823,819          198,131,789

     Less allowances for depreciation   . . . . . . . . . . . . . . . . . .     152,673,335          148,993,327
                                                                              -------------        -------------
                                                                                 50,150,484           49,138,462
     Land   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       4,403,422            4,310,931
                                                                              -------------        -------------
                                                                                 54,553,906           53,449,393

OTHER ASSETS
     Investment in securities   . . . . . . . . . . . . . . . . . . . . . .      43,638,983           36,291,645
     Investment in affiliated companies   . . . . . . . . . . . . . . . . .      35,080,525           31,706,347
     Deferred income taxes  . . . . . . . . . . . . . . . . . . . . . . . .             -0-            1,701,200
     Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       8,593,887            5,943,995
                                                                              -------------        -------------
                                                                                 87,313,395           75,643,187
                                                                              -------------        -------------
                                                                               $340,498,230         $330,677,879
                                                                              =============        =============

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     Accounts payable   . . . . . . . . . . . . . . . . . . . . . . . . . .   $  29,786,395        $  26,405,963
     Accrued compensation   . . . . . . . . . . . . . . . . . . . . . . . .       5,215,159            5,722,837
     Income taxes   . . . . . . . . . . . . . . . . . . . . . . . . . . . .             -0-            1,061,036
                                                                              -------------        -------------
                                                                                 35,001,554           33,189,836

DEFERRALS
     Deferred liabilities   . . . . . . . . . . . . . . . . . . . . . . . .       9,529,784            8,612,578
     Deferred income taxes  . . . . . . . . . . . . . . . . . . . . . . . .         774,000                  -0-
                                                                              -------------        -------------
                                                                                 10,303,784            8,612,578

STOCKHOLDERS' EQUITY
     Common stock, par value $5 a share, 50,000,000 shares authorized   . .      70,434,075           72,241,005
     Additional capital   . . . . . . . . . . . . . . . . . . . . . . . . .             -0-              422,784
     Retained earnings  . . . . . . . . . . . . . . . . . . . . . . . . . .     221,949,817          216,211,676
     Unrealized holding gains, net of tax   . . . . . . . . . . . . . . . .       2,809,000                  -0-
                                                                              -------------        -------------
                                                                                295,192,892          288,875,465
                                                                              -------------        -------------
                                                                               $340,498,230         $330,677,879
                                                                              =============        =============

The accompanying notes are an integral part of the financial statements.

                                                                        14 of 24


CONSOLIDATED STATEMENT OF INCOME
Bassett Furniture Industries, Incorporated and Subsidiaries

                                                                                               YEAR ENDED NOVEMBER 30,
                                                                              ------------------------------------------------------
                                                                                    1994                1993                 1992
                                                                              -------------        -------------       -------------
NET SALES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $ 510,560,858        $ 503,770,060       $ 473,401,341
COSTS AND EXPENSES
     COST OF SALES  . . . . . . . . . . . . . . . . . . . . . . . . . . . .     419,393,531          413,055,371         385,294,583
     SELLING, GENERAL AND ADMINISTRATIVE  . . . . . . . . . . . . . . . . .      66,044,399           63,472,078          59,852,470
                                                                              -------------        -------------       -------------
                                                                                485,437,930          476,527,449         445,147,053
                                                                              -------------        -------------       -------------
                                                     INCOME FROM OPERATIONS      25,122,928           27,242,611          28,254,288
OTHER INCOME, NET . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       9,657,476            9,270,219           9,787,614
NET UNREALIZED GAIN ON INVESTMENT SECURITIES  . . . . . . . . . . . . . . .             -0-                  -0-           1,224,796
                                                                              -------------        -------------       -------------
                                  Income before income taxes and cumulative
                                 Effect of a change in accounting principle      34,780,404           36,512,830          39,266,698
INCOME TAXES
     FEDERAL  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       8,521,000            9,223,000          10,187,000
     STATE  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       1,361,000            1,077,000           1,449,000
     DEFERRED   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         (78,000)             344,000             138,000
                                                                              -------------        -------------       -------------
                                                                                  9,804,000           10,644,000          11,774,000
                                                                              -------------        -------------       -------------
       Income before cumulative effect of a change in accounting principle       24,976,404           25,868,830          27,492,698
       CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE  . . . . . . .        (510,200)                 -0-                 -0-
                                                                              -------------        -------------       -------------
                                                                 NET INCOME   $  24,466,204        $  25,868,830       $  27,492,698
                                                                              =============        =============       =============
     EARNINGS PER SHARE:
     Income before cumulative effect of a change in accounting principle  .           $1.75                $1.79               $1.91
       Cumulative effect of a change in accounting principle  . . . . . . .            (.04)                 -0-                 -0-
                                                                              -------------        -------------       -------------
                                                        NET INCOME PER SHARE          $1.71                $1.79               $1.91
                                                                              =============        =============       =============


CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
Bassett Furniture Industries, Incorporated and Subsidiaries

                                                    COMMON STOCK                                           TREASURY STOCK AT COST
                                             -------------------------      ADDITIONAL      RETAINED      ------------------------
                                               SHARES         AMOUNT         CAPITAL        EARNINGS       SHARES         AMOUNT
                                             ----------    -----------      ----------   ------------     ---------    -----------
BALANCE, DECEMBER 1, 1991 . . . . . . . . .   9,572,968    $47,864,840      $7,993,618   $250,798,846     1,894,944    $51,551,707
     Net income   . . . . . . . . . . . . .           -              -               -     27,492,698             -              -
     Cash dividends   . . . . . . . . . . .           -              -               -     (9,205,978)            -              -
     Purchase of common stock   . . . . . .           -              -               -              -             3             92
     Contribution of treasury stock to
       Employee Savings/Retirement Plan   .           -              -         232,780              -       (10,929)      (148,369)
     Exercise of stock options  . . . . . .           -              -          38,837              -        (1,642)        (9,233)
     Retire treasury stock  . . . . . . . .  (1,882,376)    (9,411,880)     (8,265,235)   (33,717,082    (1,882,376)   (51,394,197)
     3 for 2 stock split distributed
       April, 1992  . . . . . . . . . . . .   3,844,750     19,223,750               -    (19,223,750)            -              -
                                             ----------    -----------      ----------   ------------     ---------    -----------
BALANCE, NOVEMBER 30, 1992  . . . . . . . .  11,535,342     57,676,710             -0-    216,144,734           -0-            -0-
     Net income   . . . . . . . . . . . . .           -              -               -     25,868,830             -              -
     Cash dividends   . . . . . . . . . . .           -              -               -    (11,358,213)            -              -
     Exercise of stock options  . . . . . .      24,124        120,620         422,784            -               -              -
     5 for 4 stock split distributed
       May, 1993  . . . . . . . . . . . . .   2,888,735     14,443,675               -    (14,443,675)            -              -
                                             ----------    -----------      ----------   ------------     ---------    -----------
BALANCE, NOVEMBER 30, 1993  . . . . . . . .  14,448,201     72,241,005         422,784    216,211,676           -0-            -0-
     Net income   . . . . . . . . . . . . .           -              -               -     24,466,204             -              -
     Cash dividends   . . . . . . . . . . .           -              -               -    (11,411,357)            -              -
     Purchase and retirement of common
       stock  . . . . . . . . . . . . . . .    (361,386)    (1,806,930)       (422,784)    (7,316,706)            _              _
                                             ----------    -----------      ----------   ------------     ---------    -----------
BALANCE, NOVEMBER 30, 1994  . . . . . . . .  14,086,815    $70,434,075      $      -0-   $221,949,817           -0-    $       -0-
                                             ==========    ===========      ==========   ============     =========    ===========

The accompanying notes are an integral part of the financial statements.

                                                                        15 of 24


CONSOLIDATED STATEMENT OF CASH FLOWS
Bassett Furniture Industries, Incorporated and Subsidiaries

                                                                                           YEAR ENDED NOVEMBER 30,
                                                                            ----------------------------------------------------
                                                                                1994                1993                 1992
                                                                            -----------          -----------         -----------
OPERATING ACTIVITIES
     Net income   . . . . . . . . . . . . . . . . . . . . . . . . . . .     $24,466,204          $25,868,830         $27,492,698
     Adjustments to reconcile net income to net cash
         provided by operating activities:
     Depreciation and amortization  . . . . . . . . . . . . . . . . . .       8,799,199            8,984,279           8,482,547
     Equity in unremitted income of affiliated companies  . . . . . . .      (4,463,683)          (3,945,899)         (3,642,938)
     Contribution of treasury stock to Employee
         Savings/Retirement Plan  . . . . . . . . . . . . . . . . . . .             -0-                  -0-             381,149
     Provision for losses on trade accounts receivable  . . . . . . . .         844,483              434,450           1,635,517
     Net realized gain from sales of investment securities    . . . . .        (518,851)            (695,247)         (1,111,623)
     Net unrealized gain on investment securities   . . . . . . . . . .             -0-                  -0-          (1,224,796)
     Net gain from sales of property,
         plant and equipment  . . . . . . . . . . . . . . . . . . . . .         (25,683)            (317,964)           (483,991)
     Deferred income taxes  . . . . . . . . . . . . . . . . . . . . . .         432,200              344,000             138,000
     Changes in deferred liabilities  . . . . . . . . . . . . . . . . .         917,206              744,216             703,023
     Changes in operating assets and liabilities:
         Trade accounts receivable  . . . . . . . . . . . . . . . . . .       2,184,068           (1,041,227)         (8,316,380)
         Other receivables  . . . . . . . . . . . . . . . . . . . . . .        (362,506)           1,610,931             752,666
         Inventories and prepaid expenses . . . . . . . . . . . . . . .      (9,832,105)          (5,707,633)         (8,972,534)
         Accounts payable and accrued compensation  . . . . . . . . . .       2,872,754           (2,547,243)          7,087,396
         Income taxes payable . . . . . . . . . . . . . . . . . . . . .      (1,624,711)          (1,300,760)            219,079
                                                                            -----------          -----------         -----------
                              NET CASH PROVIDED BY OPERATING ACTIVITIES      23,688,575           22,430,733          23,139,813

INVESTING ACTIVITIES
     Purchases of property, plant and equipment   . . . . . . . . . . .      (9,999,040)          (6,235,233)         (9,898,098)
     Proceeds from sales of property, plant and equipment   . . . . . .         121,011              382,833             753,359
     Purchases of investment securities   . . . . . . . . . . . . . . .      (9,893,116)          (9,866,962)         (9,677,517)
     Proceeds from sales of investment securities   . . . . . . . . . .       7,595,629            7,522,647          10,140,808
     Dividends from affiliated company  . . . . . . . . . . . . . . . .       1,089,505              272,376                 -0-
     Investment in corporate owned life insurance   . . . . . . . . . .      (2,598,314)            (731,672)           (178,202)
     Other    . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         310,928             (187,425)            440,876
                                                                            -----------          -----------         -----------
                                  NET CASH USED IN INVESTING ACTIVITIES     (13,373,397)          (8,843,436)         (8,418,774)

FINANCING ACTIVITIES
     Exercise of stock options  . . . . . . . . . . . . . . . . . . . .             -0-              543,404              48,070
     Purchase of common stock   . . . . . . . . . . . . . . . . . . . .      (9,546,420)                 -0-                 (92)
     Cash dividends   . . . . . . . . . . . . . . . . . . . . . . . . .     (11,411,357)         (11,358,213)         (9,205,978)
                                                                            -----------          -----------         -----------
                                  NET CASH USED IN FINANCING ACTIVITIES     (20,957,777)         (10,814,809)         (9,158,000)
                                                                            -----------          -----------         -----------

CHANGE IN CASH AND CASH EQUIVALENTS . . . . . . . . . . . . . . . . . .     (10,642,599)           2,772,488           5,563,039

CASH AND CASH EQUIVALENTS-beginning of year . . . . . . . . . . . . . .      52,957,556           50,185,068          44,622,029
                                                                            -----------          -----------         -----------

CASH AND CASH EQUIVALENTS-end of year . . . . . . . . . . . . . . . . .     $42,314,957          $52,957,556         $50,185,068
                                                                            ===========          ===========         ===========
- -------------------

Income tax payments . . . . . . . . . . . . . . . . . . . . . . . . . .     $11,506,711          $11,600,760         $11,416,921
                                                                            ===========          ===========         ===========

The accompanying notes are an integral part of the financial statements.

                                                                        16 of 24


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Bassett Furniture Industries, Incorporated and Subsidiaries

A.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All significant intercompany balances and transactions are eliminated in consolidation.

Cash Equivalents

The Company considers all temporary, highly liquid investments with a maturity of three months or less to be cash equivalents. The carrying amount approximates fair value because of the short maturity of these investments.

Trade Accounts Receivable

The Company has only one business segment, the manufacture and sale of household furniture. Substantially all of the Company's trade accounts receivable are due from retailers in this market. The Company performs on-going evaluations of its customers' credit worthiness and, generally, requires no collateral.

Inventories

All inventories are valued at last-in, first-out (LIFO) cost which is not in excess of market.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is computed generally by accelerated methods.

Investment in Securities

Effective December 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (Statement 115). Under Statement 115, the Company classifies its investment in securities as available-for-sale, which are reported at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from income and are reported as a separate component of stockholders' equity. Realized gains and losses from securities classified as available-for-sale are included in income and are determined using the specific identification method for ascertaining the cost of securities sold.

The investment in securities at November 30, 1993, is reported at the lower of aggregate portfolio cost or market.

Investment in Affiliated Companies

The equity method of accounting is used for the investment in affiliated companies. The carrying amounts approximate the Company's equity in their underlying net assets.

Investment in Corporate Owned Life Insurance

Investment in corporate owned life insurance policies is recorded net of policy loans and is included in other assets. The net life insurance expense, which includes premiums and interest on cash surrender borrowings, net of increases in cash surrender values, is included in other income.

Revenue Recognition

Revenue from sales is recognized when the goods are shipped to the customer. Sales to one customer, as a percent of gross sales, amounted to 13% in 1994, 12% in 1993 and 13% in 1992.

Income Taxes

For 1994, deferred income taxes were determined based on the difference between the financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company had previously determined income tax expense under the deferred method, whereby timing differences were recorded at the tax rates in effect for the year in which the differences arose and were not adjusted for tax rate changes.

Earnings Per Share

Earnings per share is calculated using the weighted average number of shares outstanding. All share and per share data has been adjusted to reflect the 5 for 4 stock split in 1993 and the 3 for 2 stock split in 1992.

B.   INVENTORIES (in millions)

                                                                             1994                1993
                                                                            -----               -----
Finished goods                                                              $45.2               $40.9
Work in process                                                              15.6                14.7
Raw materials and supplies                                                   44.6                37.3
                                                                            -----               -----
     Total inventories on FIFO cost method                                  105.4                92.9
LIFO adjustment                                                              25.3                23.1
                                                                            -----               -----
                                                                            $80.1               $69.8
                                                                            =====               =====

C.   INVESTMENT IN SECURITIES

Information on investment in securities by major security type at November 30, 1994, follows: (in millions)

                                                        Gross               Gross
                                                     Unrealized          Unrealized
                                                       Holding             Holding              Fair
                                     Cost               Gains              Losses               Value
                                    -----            ----------          ----------             -----
Equity securities                   $26.5                $6.6                $2.2               $30.9
Mutual funds                          5.6                 0.4                 0.1                 5.9
Municipal securities                  5.0                 -0-                 0.1                 4.9
Other                                 2.0                 -0-                 0.1                 1.9
                                    -----                ----                ----               -----
                                    $39.1                $7.0                $2.5               $43.6
                                    =====                ====                ====               =====

Maturities of the municipal securities are due within five years.

At November 30, 1993, the portfolio had an aggregate market value of $43.7 million and an adjusted cost basis of $36.3 million.

                                                                        17 of 24

Bassett Furniture Industries, Incorporated and Subsidiaries

D.   INVESTMENT IN AFFILIATED COMPANIES

The Company has an equity interest in a company which leases exhibition space to furniture and accessory manufacturers and an equity interest in a manufacturer of particleboard for use principally in the furniture industry. The Company's share of income from operations and net income from these affiliates is as follows: (in millions)

                                                         1994                1993                1992
                                                         ----                ----                ----
Income from operations                                   $7.3                $7.0                $6.6
Net income                                                4.5                 3.9                 3.6

E.   INCOME TAXES

Effective December 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, and has reported the cumulative effect of the change in the method of accounting for income taxes in the financial statements for 1994, in the amount of $510,200. The principal cause of this adjustment was due to the basis difference of an acquisition made in prior years which was accounted for as a purchase transaction.

A reconciliation of the statutory federal income tax rate and the effective tax rate, as a percentage of pretax income, is as follows:

                                                         1994                1993                1992
                                                         -----               -----               -----
Statutory federal income tax rate                        35.0%               35.0%               34.0%
Dividends received exclusion                             (1.6)               (1.5)               (1.5)
Tax exempt interest                                      (1.7)               (1.5)               (1.3)
Targeted jobs tax credit                                 (0.8)               (1.1)               (0.9)
Unremitted affiliate income                              (3.4)               (2.9)               (2.5)
State income tax, net of
 federal benefit                                          2.5                 2.0                 2.5
Corporate owned life insurance                           (1.3)                -0-                 -0-
Other                                                    (0.5)               (0.8)               (0.3)
                                                         -----               -----               -----
Effective tax rate                                       28.2%               29.2%               30.0%
                                                         =====               =====               =====

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at November 30, 1994, are presented below:(in thousands)

                                                         1994
                                                        ------
Deferred tax assets:
 Accrued retirement benefits                            $3,584
 Provision for doubtful accounts                           518
 Insurance claims and reserves                           1,141
 Excess of tax over financial statement
  basis of investment securities                           647
 Other                                                     756
                                                        ------
  Total gross deferred tax assets                        6,646
  Less valuation allowance                                 -0-
                                                        ------
  Net deferred tax assets                                6,646

Deferred tax liabilities:
 Unremitted affiliate income                            $1,917
 Excess of financial statement over tax
  basis of property, plant and equipment                 1,534
 Unrealized holding gains and losses                     1,722
 Other                                                     424
                                                        ------
  Total gross deferred tax liabilities                   5,597
                                                        ------
  Net deferred tax asset                                $1,049
                                                        ======

Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of the deferred tax assets.

The provision for deferred income taxes is comprised of the following:

(in thousands)
                                                         1993                1992
                                                         ----                ----
Special credits                                          $190                $497
Unremitted affiliate income                               331                 300
Accrued retirement benefits                              (280)               (220)
Depreciation                                             (114)               (184)
Other                                                     217                (255)
                                                         ----                ----
                                                         $344                $138
                                                         ====                ====

F.   RETIREMENT PLANS

The Company has a qualified defined contribution plan (Employee Savings/Retirement Plan) which covers all employees, with over one year service, who elect to participate and have fulfilled the necessary service requirements. Employee contributions to the Plan are matched by the Company at the rate of 115% of the first 2% through 5% of the employee's contribution, based on seniority. The Plan incorporates provisions of Section 401(k) of the Internal Revenue Code. The expense for the Plan for 1994, 1993 and 1992, amounted to approximately $2,444,000, $2,337,000 and $2,250,000, respectively.

The Company has a supplemental retirement Income Plan that covers certain senior executives and provides additional retirement and death benefits. Also, the Company has a Deferred Compensation Plan for certain senior executives which provides for voluntary deferral of compensation, otherwise payable. The unfunded future liability of the Company under these Plans is included in deferred liabilities.

G.   STOCK OPTION PLANS

In 1994, the stockholders approved the 1993 Long Term Incentive Plan for key employees of the Company. The Company has reserved for issuance 450,000 shares of common stock pursuant to the Plan. Options granted under the Plan may be for such terms and exercised at such times as determined at the time of grant by the Organization and Compensation Committee of the Board of Directors. Under terms of the Plan, options to purchase 68,650 shares of Common Stock were granted in 1994 at $26.25 per share, the fair market value at date of grant. No options were exercised in 1994. Additionally, the Plan includes provisions for the granting of stock appreciation rights and certain restricted awards. At November 30, 1994, no such grants had been issued.

                                                                        18 of 24

Bassett Furniture Industries, Incorporated and Subsidiaries

G.   STOCK OPTION PLANS - CONTINUED

Also in 1994, the stockholders approved the 1993 Stock Plan for Non-Employee Directors. Pursuant to this Plan, 75,000 shares of Common Stock have been reserved. Under terms of the Plan, each non-employee director will automatically be granted an option to purchase 500 shares of Common Stock on April 1 of each year beginning on April 1, 1994. Options to purchase 4,500 shares of Common Stock were granted in 1994 at $27.75 per share, the fair market value at date of grant. No options were exercised in 1994.

The Company's 1982 Stock Option Plan terminated in 1993. Stock option activity during 1994, 1993 and 1992 follows: (adjusted for stock splits in 1993 and
1992)

                                                    Number of              Option price
                                                      shares                 per share
                                                    ---------             --------------
Outstanding at December 1, 1991                         3,954                 $17.07
  Granted in 1992                                     165,937                 $28.00
  Exercised in 1992                                    (3,954)                $17.07
  Cancelled in 1992                                       -0-                    -
                                                      -------

Outstanding at November 30, 1992                      165,937                 $28.00
  Granted in 1993                                     174,063                 $37.40
  Exercised in 1993                                   (51,783)                $28.00
  Cancelled in 1993                                       -0-                    -
                                                      -------

Outstanding at November 30, 1993                      288,217             $28.00 - $37.40
  Granted in 1994                                      73,150             $26.25 - $27.75
  Exercised in 1994                                         0               -        -
  Cancelled in 1994                                   (16,150)            $26.25 - $37.40
                                                      -------

Outstanding at November 30, 1994                      345,217             $26.25 - $37.40
                                                      =======

Exercisable at November 30, 1994                      200,128             $26.25 - $37.40
Exercisable at November 30, 1993                       93,743             $28.00 - $37.40
Exercisable at November 30, 1992                            0               -        -



H.   OTHER INCOME, NET (in millions)

                                                         1994                1993                1992
                                                         ----                ----                ----
Equity in unremitted income
  of affiliated companies                                $4.5                $3.9                $3.6
Dividends                                                 2.3                 2.2                 2.4
Interest (principally tax exempt)                         1.7                 1.6                 1.6
Gains from sales of investment
  securities                                              0.5                 0.7                 1.4
Losses from sales of investment
  securities                                              -0-                 -0-                (0.3)
Net gain from sales of property,
  plant and equipment                                     -0-                 0.3                 0.5
Corporate owned life insurance,
  net of interest expense                                (0.2)               (0.4)               (0.2)
Contributions                                            (0.2)               (0.6)               (0.3)
Other                                                     1.1                 1.6                 1.1
                                                         ----                ----                ----
                                                         $9.7                $9.3                $9.8
                                                         ====                ====                ====

Interest expense on corporate owned life insurance policy loans was $1.4 million in 1994, $.6 million in 1993 and 1992.

                                                                        19 of 24

                         INDEPENDENT AUDITORS' REPORT

Board of Directors
Bassett Furniture Industries, Incorporated

We have audited the accompanying consolidated balance sheets of Bassett Furniture Industries, Incorporated and subsidiaries as of November 30, 1994 and 1993, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended
November 30, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bassett Furniture Industries, Incorporated and subsidiaries as of November 30, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended November 30, 1994 in conformity with generally accepted accounting principles.

As discussed in notes A, C and E, the Company adopted the provisions of the Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes," and Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," in 1994.

                                                           KPMG PEAT MARWICK LLP

Greensboro, North Carolina
December 17, 1994

                                                                       20 of 24


OTHER BUSINESS DATA
Bassett Furniture Industries, Incorporated and Subsidiaries

                                  (All market information and per share data has
                             been restated to reflect the 5 for 4 stock split in
                                       1993 and the 3 for 2 stock split in 1992)


SELECTED FINANCIAL DATA


                                                                1994           1993           1992            1991           1990
Net Sales . . . . . . . . . . . . . . . . . . . . . .      $510,560,858   $503,770,060   $473,401,341    $401,616,062   $435,660,901
Cost of Sales . . . . . . . . . . . . . . . . . . . .       419,393,531    413,055,371    385,294,583     331,139,815    359,995,572
Income Before Income Taxes  . . . . . . . . . . . . .        34,780,404     36,512,830     39,266,698      26,873,028      6,867,589
Income Taxes  . . . . . . . . . . . . . . . . . . . .         9,804,000     10,644,000     11,774,000       7,030,000      1,722,000
Net Income  . . . . . . . . . . . . . . . . . . . . .        24,466,204     25,868,830     27,492,698      19,843,028      5,145,589
Net Income Per Share  . . . . . . . . . . . . . . . .              1.71           1.79           1.91            1.37            .35
Cash Dividends Declared . . . . . . . . . . . . . . .        11,411,357     11,358,213      9,205,978       7,705,563      9,787,901
Cash Dividends Per Share  . . . . . . . . . . . . . .               .80            .78            .64             .53            .67
Total Assets  . . . . . . . . . . . . . . . . . . . .       340,498,230    330,677,879    318,583,145     291,259,296    271,116,337
Current Ratio . . . . . . . . . . . . . . . . . . . .         5.67 to 1      6.07 to 1      5.22 to 1       6.95 to 1      9.12 to 1
Book Value Per Share  . . . . . . . . . . . . . . . .             20.96          19.99          18.99           17.72          16.89
Weighted Average Number of Shares . . . . . . . . . .        14,294,803     14,440,341     14,416,534      14,450,385     14,810,100


QUARTERLY RESULTS OF OPERATIONS

                                                                                                   1994
                                                                        ----------------------------------------------------------
                                                                             FIRST         SECOND          THIRD          FOURTH
                                                                        ------------   ------------    ------------   ------------
Net Sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $121,664,291   $134,639,355    $124,967,415   $129,289,797
Gross Profit  . . . . . . . . . . . . . . . . . . . . . . . . . . .       19,836,837     25,797,650      21,507,700     24,025,140
Income Before Cumulative Effect of Accounting Change  . . . . . . .        4,730,413      7,679,398       4,589,051      7,977,542
Net Income  . . . . . . . . . . . . . . . . . . . . . . . . . . . .        4,220,213      7,679,398       4,589,051      7,977,542
  Per Share
    Before Cumulative Effect of Accounting Change   . . . . . . . .              .33            .53             .32            .57
    Net Income  . . . . . . . . . . . . . . . . . . . . . . . . . .              .29            .53             .32            .57


                                                                                                   1993
                                                                        ----------------------------------------------------------
                                                                             FIRST         SECOND          THIRD          FOURTH
                                                                        ------------   ------------    ------------   ------------
Net Sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $120,308,196   $128,888,668    $121,176,195   $133,397,001
Gross Profit  . . . . . . . . . . . . . . . . . . . . . . . . . . .       22,224,666     24,291,032      19,851,521     24,347,470
Net Income  . . . . . . . . . . . . . . . . . . . . . . . . . . . .        6,181,920      7,055,482       4,650,277      7,981,151
  Per Share . . . . . . . . . . . . . . . . . . . . . . . . . . . .              .43            .49             .32            .55


MARKET AND DIVIDEND INFORMATION

The Company's common stock is traded on the over-the-counter market and is listed on the NASDAQ National Market System. The Company had approximately 2,200 stockholders at November 30, 1994. The range of high and low market prices and dividends declared for the last two fiscal years are listed below:

                                 MARKET PRICES OF COMMON STOCK                      DIVIDENDS DECLARED
                         ----------------------------------------------             ------------------
          QUARTER             1994                          1993                       1994      1993
          -------        ----------------              ----------------                ----      ----
                          HIGH      LOW                 HIGH       LOW

           First         $36.75    $28.75              $41.60    $30.00                $.20      $.18
           Second         29.50     25.50               43.80     36.40                 .20       .20
           Third          29.75     26.63               37.25     28.50                 .20       .20
           Fourth         30.25     26.06               36.00     28.75                 .20       .20

                                                                       21 of 24

Bassett Furniture Industries, Incorporated and Subsidiaries


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS:

Major components of net income expressed as a percentage of net sales were as follows:

                                                         1994                1993                1992
                                                         ----                ----                ----
Cost of sales                                            82.2%               82.0%               81.4%
Gross profit                                             17.8                18.0                18.6
S G & A expenses                                         12.9                12.6                12.6
Income from operations                                    4.9                 5.4                 6.0
Other income, net                                         1.9                 1.8                 2.1
Net unrealized gain                                       -0-                 -0-                 0.2
Income before income taxes                                6.8                 7.2                 8.3
Income taxes                                              1.9                 2.1                 2.5
Accounting change                                         0.1                 -0-                 -0-
Net income                                                4.8                 5.1                 5.8


NET SALES

Net sales for 1994 compared to 1993 and 1992 were as follows:

                                                       1994                1993                1992
                                                       ----                ----                ----
Net sales (in millions)                                $510.6              $503.8              $473.4
Percentage increase over prior year                       1.3%                6.4%               17.9%

The majority of the increase in net sales from 1993 to 1994 came from the Table Division, with other Divisions reporting relatively flat sales. The net sales increase from 1992 to 1993 was evenly spread throughout all Divisions. The significant increase between 1991 and 1992 came from the Upholstery and Bedding Divisions.

COSTS AND EXPENSES

Cost of sales remained level in 1994 and 1993, at 82.2% and 82.0%, respectively. The negative effect on cost of sales caused by increases in the cost of lumber and lumber related products which occurred in 1993, moderated in 1994; however, cost increases in other major raw materials restricted improvement in the cost of sales percentage in 1994. During each of the three years ending in 1994, the relationship of each cost component comprising cost of sales remained constant (materials 49%, labor 21%, overhead 12%).

There was no material change in the percentage of selling, general and administrative expenses to net sales in the three years ending in 1994.

OTHER INCOME, NET

Note H in the Notes to Consolidated Financial Statements discloses the components of other income.

INCOME TAXES

The effective tax rate for 1994 was 28.2%, down from 29.2% and 30.0% in 1993 and 1992, respectively. The Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," in 1994 and reported the cumulative effect of the change in accounting for income taxes in the amount of $510,200 in the 1994 financial statements. Note E in the Notes to Consolidated Financial Statements contains complete disclosure of the Company's income tax status.

LIQUIDITY AND CAPITAL RESOURCES:

Cash provided by operating activities has remained constant in the last three years ($23.7 million in 1994, $22.4 million in 1993 and $23.1 million in 1992). The growth in inventories in each of these years has barred additional generation of cash. The increasing inventory levels are closely monitored and controlled by senior management.

Traditionally, the Company has purchased (rather than leased) its capital equipment requirements. During 1994, $10,000,000 was expended for new equipment and facilities. A comparison of purchases of property, plant and equipment and depreciation charges follows:

                                                         1994                1993                1992
                                                         ----                ----                ----
Purchases of property, plant and
  equipment (in millions)                               $10.0                $6.2                $9.9
Depreciation charges (in millions)                        8.8                 9.0                 8.5

The Company instituted and completed a program to repurchase its Common Stock in 1994, purchasing 361,386 shares at an average cost of $26.42 or a total expenditure of $9.5 million.

The current ratio was 5.67 to 1 and 6.07 to 1 at November 30, 1994 and 1993, respectively. Working capital was $164 million and $168 million at November 30, 1994 and 1993, respectively.

Cash provided by operating activities is expected to be adequate for normal future cash requirements.

There were no material commitments for capital expenditures at November 30, 1994. Capital expenditures made in the future for normal expansion are anticipated to be made from funds generated by operating activities.

The Company has never used the debt or equity markets as sources of funds or capital.

The Company's consolidated financial statements are prepared on the basis of historical dollars and are not intended to show the impact of inflation or changing prices. Neither inflation nor changing prices has had a material effect on the Company's consolidated financial position and results of operations in prior years.