Form 10-K405, Exhibit 13
period 1995-11-30
BASSETT FURNITURE INDUSTRIES INC
filed 1996-02-22
CIK 10329

CONSOLIDATED BALANCE SHEET
Bassett Furniture Industries, Incorporated and Subsidiaries

ASSETS
                                                                                                    NOVEMBER 30,
                                                                                          --------------------------------
                                                                                              1995                 1994
                                                                                          ------------        ------------
CURRENT ASSETS
     Cash and cash equivalents  . . . . . . . . . . . . . . . . . . . . . . . .           $ 51,331,119        $ 42,314,957
     Trade accounts receivable, less allowances for doubtful
        accounts (1995- $1,470,000; 1994 - $1,115,000) and discounts  . . . . .             68,591,514          71,936,750
     Inventories  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             81,226,607          80,074,811
     Prepaid expenses   . . . . . . . . . . . . . . . . . . . . . . . . . . . .              1,757,658           2,206,736
     Prepaid income taxes   . . . . . . . . . . . . . . . . . . . . . . . . . .                    -0-             274,675
     Deferred income taxes  . . . . . . . . . . . . . . . . . . . . . . . . . .              2,008,000           1,823,000
                                                                                          ------------        ------------
                                                                                           204,914,898         198,630,929

PROPERTY, PLANT AND EQUIPMENT
     Buildings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             73,478,686          71,859,549
     Machinery and equipment  . . . . . . . . . . . . . . . . . . . . . . . . .            133,933,234         130,218,793
     Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                    -0-             745,477
                                                                                          ------------        ------------
                                                                                           207,411,920         202,823,819
     Less allowances for depreciation   . . . . . . . . . . . . . . . . . . . .            158,665,871         152,673,335
                                                                                          ------------        ------------
                                                                                            48,746,049          50,150,484
     Land   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              4,378,297           4,403,422
                                                                                          ------------        ------------
                                                                                            53,124,346          54,553,906

OTHER ASSETS
     Investment in securities   . . . . . . . . . . . . . . . . . . . . . . . .             39,055,319          43,638,983
     Investment in affiliated companies   . . . . . . . . . . . . . . . . . . .             40,398,574          35,080,525
     Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              9,227,317           8,593,887
                                                                                          ------------        ------------
                                                                                            88,681,210          87,313,395
                                                                                          ------------        ------------
                                                                                          $346,720,454        $340,498,230
                                                                                          ============        ============

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     Accounts payable   . . . . . . . . . . . . . . . . . . . . . . . . . . . .           $ 29,710,299        $ 29,786,395
     Accrued compensation   . . . . . . . . . . . . . . . . . . . . . . . . . .              4,778,966           5,215,159
     Income taxes   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                902,476                 -0-
                                                                                          ------------        ------------
                                                                                            35,391,741          35,001,554

DEFERRALS
     Deferred liabilities   . . . . . . . . . . . . . . . . . . . . . . . . . .             10,296,244           9,529,784
     Deferred income taxes  . . . . . . . . . . . . . . . . . . . . . . . . . .              2,129,000             774,000
                                                                                          ------------        ------------
                                                                                            12,425,244          10,303,784

STOCKHOLDERS' EQUITY
     Common stock, par value $5 a share, 50,000,000 shares authorized   . . . .             68,294,765          70,434,075
     Retained earnings  . . . . . . . . . . . . . . . . . . . . . . . . . . . .            225,718,704         221,949,817
     Unrealized holding gains, net of tax   . . . . . . . . . . . . . . . . . .              4,890,000           2,809,000
                                                                                          ------------        ------------
                                                                                           298,903,469         295,192,892
                                                                                          ------------        ------------
                                                                                          $346,720,454        $340,498,230
                                                                                          ============        ============

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF INCOME
Bassett Furniture Industries, Incorporated and Subsidiaries

                                                                                               YEAR ENDED NOVEMBER 30,
                                                                                     ------------------------------------------
                                                                                         1995            1994           1993
                                                                                     ------------   ------------   ------------
NET SALES   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $490,816,681   $510,560,858   $503,770,060
COSTS AND EXPENSES
     COST OF SALES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       407,749,396    419,393,531    413,055,371
     SELLING, GENERAL AND ADMINISTRATIVE  . . . . . . . . . . . . . . . . . . .        65,938,061     66,044,399     63,472,078
                                                                                     ------------   ------------   ------------
                                                                                      473,687,457    485,437,930    476,527,449
                                                                                     ------------   ------------   ------------
                                                         INCOME FROM OPERATIONS        17,129,224     25,122,928     27,242,611
OTHER INCOME, NET . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        12,999,562      9,657,476      9,270,219
                                                                                     ------------   ------------   ------------
                                      Income before income taxes and cumulative
                                     effect of a change in accounting principle        30,128,786     34,780,404     36,512,830
INCOME TAXES
     FEDERAL  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         6,455,000      8,521,000      9,223,000
     STATE  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           879,000      1,361,000      1,077,000
     DEFERRED   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          (108,000)       (78,000)       344,000
                                                                                     ------------   ------------   ------------
                                                                                        7,226,000      9,804,000     10,644,000
                                                                                     ------------   ------------   ------------
            Income before cumulative effect of a change in accounting principle        22,902,786     24,976,404     25,868,830
CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE . . . . . . . . . . . . .               -0-       (510,200)           -0-
                                                                                     ------------   ------------   ------------
                                                                     NET INCOME      $ 22,902,786   $ 24,466,204   $ 25,868,830
                                                                                     ============   ============   ============
     EARNINGS PER SHARE:
           Income before cumulative effect of a change in accounting principle.             $1.63          $1.75          $1.79
           Cumulative effect of a change in accounting principle  . . . . . . .               -0-           (.04)           -0-
                                                                                     ------------   ------------   ------------
                                                           NET INCOME PER SHARE             $1.63          $1.71          $1.79
                                                                                     ============   ============   ============


CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
Bassett Furniture Industries, Incorporated and Subsidiaries

                                                                    COMMON STOCK
                                                              ------------------------   ADDITIONAL    RETAINED      UNREALIZED
                                                                SHARES       AMOUNT        CAPITAL     EARNINGS     HOLDING GAINS
                                                              ----------   -----------    --------   ------------   -------------
BALANCE, DECEMBER 1, 1992 . . . . . . . . . . . . . . . . .   11,535,342   $57,676,710    $    -0-   $216,144,734    $      -0-
     Net income   . . . . . . . . . . . . . . . . . . . . .            -             -           -     25,868,830             -
     Cash dividends   . . . . . . . . . . . . . . . . . . .            -             -           -    (11,358,213)            -
     Exercise of stock options  . . . . . . . . . . . . . .       24,124       120,620     422,784              -             -
     5 for 4 stock split distributed May, 1993  . . . . . .    2,888,735    14,443,675           -    (14,443,675)            -
                                                              ----------   -----------    --------   ------------    ----------
BALANCE, NOVEMBER 30, 1993  . . . . . . . . . . . . . . . .   14,448,201    72,241,005     422,784    216,211,676           -0-
     Net income   . . . . . . . . . . . . . . . . . . . . .            -             -           -     24,466,204             -
     Cash dividends   . . . . . . . . . . . . . . . . . . .            -             -           -    (11,411,357)            -
     Purchase and retirement of common stock  . . . . . . .     (361,386)   (1,806,930)   (422,784)    (7,316,706)            -
     Initial recognition of unrealized holding gains  . . .            -             -           -              -     2,809,000
                                                              ----------   -----------    --------   ------------    ----------
BALANCE, NOVEMBER 30, 1994  . . . . . . . . . . . . . . . .   14,086,815    70,434,075         -0-    221,949,817     2,809,000
     Net income   . . . . . . . . . . . . . . . . . . . . .            -             -           -     22,902,786             -
     Cash dividends   . . . . . . . . . . . . . . . . . . .            -             -           -    (11,196,755)            -
     Purchase and retirement of common stock  . . . . . . .     (429,701)   (2,148,505)    (39,538)    (7,937,144)            -
     Issuance of Common Stock to non-employee directors   .        1,839         9,195      39,538              -             -
     Net change in unrealized holding gains   . . . . . . .            -             -           -              -     2,081,000
                                                              ----------   -----------    --------   ------------    ----------
BALANCE, NOVEMBER 30, 1995  . . . . . . . . . . . . . . . .   13,658,953   $68,294,765    $    -0-   $225,718,704    $4,890,000
                                                              ==========   ===========    ========   ============    ==========

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
Bassett Furniture Industries, Incorporated and Subsidiaries

                                                                                               YEAR ENDED NOVEMBER 30,
                                                                                      -----------------------------------------
                                                                                         1995           1994            1993
                                                                                      -----------    -----------    -----------
OPERATING ACTIVITIES
  Net income   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $22,902,786    $24,466,204    $25,868,830
  Adjustments to reconcile net income to net cash
        provided by operating activities:
  Depreciation and amortization  . . . . . . . . . . . . . . . . . . . . . .         8,606,985      8,799,199      8,984,279
  Equity in unremitted income of affiliated companies  . . . . . . . . . . .        (4,986,109)    (4,463,683)    (3,945,899)
  Provision for losses on trade accounts receivable  . . . . . . . . . . . .           606,616        844,483        434,450
  Net  gain from sales of investment securities    . . . . . . . . . . . . .        (4,141,605)      (518,851)      (695,247)
  Net gain from sales of property,
        plant and equipment  . . . . . . . . . . . . . . . . . . . . . . . .              (815)       (25,683)      (317,964)
  Deferred income taxes  . . . . . . . . . . . . . . . . . . . . . . . . . .          (108,000)       432,200        344,000
  Changes in deferred liabilities  . . . . . . . . . . . . . . . . . . . . .           766,460        917,206        744,216
  Changes in operating assets and liabilities:
        Trade accounts receivable  . . . . . . . . . . . . . . . . . . . . .         2,738,620      2,184,068     (1,041,227)
        Other receivables  . . . . . . . . . . . . . . . . . . . . . . . . .           (31,192)      (362,506)     1,610,931
        Inventories and prepaid expenses . . . . . . . . . . . . . . . . . .          (702,718)    (9,832,105)    (5,707,633)
        Accounts payable and accrued compensation  . . . . . . . . . . . . .          (512,289)     2,872,754     (2,547,243)
        Income taxes payable . . . . . . . . . . . . . . . . . . . . . . . .         1,177,151     (1,624,711)    (1,300,760)
                                                                                   -----------    -----------    -----------
                                   NET CASH PROVIDED BY OPERATING ACTIVITIES        26,315,890     23,688,575     22,430,733

INVESTING ACTIVITIES
  Purchases of property, plant and equipment   . . . . . . . . . . . . . . .        (7,226,110)    (9,999,040)    (6,235,233)
  Proceeds from sales of property, plant and equipment   . . . . . . . . . .            49,500        121,011        382,833
  Purchases of investment securities   . . . . . . . . . . . . . . . . . . .        (4,072,445)    (9,893,116)    (9,866,962)
  Proceeds from sales of investment securities   . . . . . . . . . . . . . .        16,156,714      7,595,629      7,522,647
  Dividends from affiliated company  . . . . . . . . . . . . . . . . . . . .         1,089,505      1,089,505        272,376
  Additional investment in affiliated company  . . . . . . . . . . . . . . .        (1,100,000)           -0-            -0-
  Investment in corporate owned life insurance   . . . . . . . . . . . . . .          (920,260)    (2,598,314)      (731,672)
  Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            (3,423)       310,928       (187,425)
                                                                                   -----------    -----------    -----------
                         NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES         3,973,481    (13,373,397)    (8,843,436)

FINANCING ACTIVITIES
  Issuance of Common Stock   . . . . . . . . . . . . . . . . . . . . . . . .            48,733            -0-        543,404
  Purchase of common stock   . . . . . . . . . . . . . . . . . . . . . . . .       (10,125,187)    (9,546,420)           -0-
  Cash dividends   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       (11,196,755)   (11,411,357)   (11,358,213)
                                                                                   -----------    -----------    -----------
                                       NET CASH USED IN FINANCING ACTIVITIES       (21,273,209)   (20,957,777)   (10,814,809)
                                                                                   -----------    -----------    -----------

CHANGE IN CASH AND CASH EQUIVALENTS . . . . . . . . . . . . . . . . . . . . .        9,016,162    (10,642,599)     2,772,488

CASH AND CASH EQUIVALENTS-beginning of year . . . . . . . . . . . . . . . . .       42,314,957     52,957,556     50,185,068
                                                                                    -----------    -----------    -----------

CASH AND CASH EQUIVALENTS-end of year . . . . . . . . . . . . . . . . . . . .      $51,331,119    $42,314,957    $52,957,556
                                                                                   ===========    ===========    ===========
-------------------------

Income tax payments . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $ 6,156,849    $11,506,711    $11,600,760
                                                                                   ===========    ===========    ===========
Interest payments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $ 3,135,841    $   648,923    $   599,313
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

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

Investment in Securities

The Company classifies its investment in securities as available-for-sale, which are reported at fair value. The Company adopted the provisions of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (Statement 115) at December 1, 1993. Under Statement 115 unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from income and are reported as a separate component of stockholders' equity. Realized gains and losses from securities classified as available-for-sale are included in income and are determined using the specific identification method for ascertaining the cost of securities sold.

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

Revenue Recognition

Revenue from sales is recognized when the goods are shipped to the customer. Sales to one customer, as a percent of gross sales, amounted to 14% in 1995, 13% in 1994 and 12% in 1993.

Income Taxes

For 1995 and 1994, deferred income taxes were determined based on the difference between the financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company had previously determined income tax expense under the deferred method, whereby timing differences were recorded at the tax rates in effect for the year in which the differences arose and were not adjusted for tax rate changes.

Earnings Per Share

Earnings per share is calculated using the weighted average number of shares outstanding. All share and per share data has been adjusted to reflect the 5 for 4 stock split in 1993.

B.   INVENTORIES (in millions)

                                                             November 30,
                                                      ---------------------------
                                                       1995                 1994
                                                      ------               ------
Finished goods                                        $ 46.5               $ 45.2
Work in process                                         16.2                 15.6
Raw materials and supplies                              45.3                 44.6
                                                      ------               ------
     Total inventories on FIFO cost method             108.0                105.4
LIFO adjustment                                         26.8                 25.3
                                                      ------               ------
                                                      $ 81.2               $ 80.1
                                                      ======               ======

C.   INVESTMENT IN SECURITIES

Information on investment in securities by major security type: (in millions)

                                                November 30, 1995
                             -----------------------------------------------------
                                              Gross          Gross
                                           Unrealized     Unrealized
                                             Holding        Holding         Fair
                               Cost           Gains         Losses          Value
                             -------        ---------     ----------       -------
Equity securities             $21.1           $8.4           $1.0           $28.5
Mutual funds                    3.9            0.4            -0-             4.3
Municipal securities            5.1            -0-            -0-             5.1
Other                           1.1            0.1            -0-             1.2
                              -----           ----           ----           -----
                              $31.2           $8.9           $1.0           $39.1
                              =====           ====           ====           =====

                                                November 30, 1994
                             -----------------------------------------------------
                                              Gross          Gross
                                           Unrealized     Unrealized
                                             Holding        Holding         Fair
                               Cost           Gains         Losses          Value
                             -------        ---------     ----------       -------
Equity securities             $26.5           $6.6           $2.2           $30.9
Mutual funds                    5.6            0.4            0.1             5.9
Municipal securities            5.0            -0-            0.1             4.9
Other                           2.0            -0-            0.1             1.9
                              -----           ----           ----           -----
                              $39.1           $7.0           $2.5           $43.6
                              =====           ====           ====           =====

Maturities of the municipal securities are within five years.

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

                                              1995           1994           1993
                                              ----           ----           ----
Income from operations                        $8.3           $7.3           $7.0
Net income                                     5.0            4.5            3.9

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

A reconciliation of the statutory federal income tax rate and the effective tax rate, as a percentage of pretax income, is as follows:

                                              1995           1994           1993
                                              ----           ----           ----
Statutory federal income tax rate             35.0%          35.0%          35.0%
Dividends received exclusion                  (1.7)          (1.6)          (1.5)
Tax exempt interest                           (2.4)          (1.7)          (1.5)
Tax credits                                   (0.2)          (0.8)          (1.1)
Unremitted affiliate income                   (4.5)          (3.4)          (2.9)
State income tax, net of
 federal benefit                               1.9            2.5            2.0
Corporate owned life insurance                (2.7)          (1.3)           -0-
Other                                         (1.4)          (0.5)          (0.8)
                                              ----           ----           ----
Effective tax rate                            24.0%          28.2%          29.2%
                                              ====           ====           ====

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at November 30, are presented below: (in thousands)

                                                             1995           1994
                                                             ----           ----
Deferred tax assets:
  Accrued retirement benefits                              $3,901         $3,584
  Provision for doubtful accounts                             596            518
  Insurance claims and reserves                             1,359          1,141
  Excess of tax over financial statement
    basis of investment securities                            603            647
  Other                                                       450            756
                                                           ------         ------
    Total gross deferred tax assets                         6,909          6,646
    Less valuation allowance                                  -0-            -0-
                                                           ------         ------
    Net deferred tax assets                                 6,909          6,646

                                                             1995           1994
                                                           ------         ------
Deferred tax liabilities:
  Unremitted affiliate income                              $2,243         $1,917
  Excess of financial statement over tax
    basis of property, plant and equipment                  1,508          1,534
  Unrealized holding gains and losses                       3,000          1,722
  Other                                                       279            424
                                                           ------         ------
    Total gross deferred tax liabilities                    7,030          5,597
                                                           ------         ------
    Net deferred tax (liability) asset                     $ (121)        $1,049
                                                           ======         ======

Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of the deferred tax assets.

The provision for deferred income taxes in 1993 is comprised of the following:
(in thousands)

Special credits                                              $190
Unremitted affiliate income                                   331
Accrued retirement benefits                                  (280)
Depreciation                                                 (114)
Other                                                         217
                                                             ----
                                                             $344
                                                             ====

F.   RETIREMENT PLANS

The Company has a qualified defined contribution plan (Employee Savings/Retirement Plan) which covers all employees, with over one year service, who elect to participate and have fulfilled the necessary service requirements. Employee contributions to the Plan are matched by the Company at the rate of 115% of the first 2% through 5% of the employee's contribution, based on seniority. The Plan incorporates provisions of Section 401(k) of the Internal Revenue Code. The expense for the Plan for 1995, 1994 and 1993, amounted to approximately $2,395,000, $2,444,000 and $2,337,000, respectively.

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

G.   STOCK OPTION PLANS

In 1994, the stockholders approved the 1993 Long Term Incentive Plan for key employees of the Company. The Company has reserved for issuance 450,000 shares of common stock pursuant to the Plan. Options granted under the Plan may be for such terms and exercised at such times as determined at the time of grant by the Organization and Compensation Committee of the Board of Directors. No options to purchase shares of Common Stock were granted in 1995. Options to purchase 68,650 shares of Common Stock were granted in 1994 at $26.25 per share, the fair market value at date of grant. No options were exercised in 1995 or 1994. Additionally, the Plan includes provisions for the granting of stock appreciation rights and certain restricted awards. No stock appreciation rights or restricted stock awards were granted in 1995 or 1994.

Bassett Furniture Industries, Incorporated and Subsidiaries

G.   STOCK OPTION PLANS - CONTINUED

Also in 1994, the stockholders approved the 1993 Stock Plan for Non-Employee Directors. Pursuant to this Plan, 75,000 shares of Common Stock have been reserved. Under terms of the Plan, each non-employee director will automatically be granted an option to purchase 500 shares of Common Stock on April 1 of each year beginning on April 1, 1994. Options to purchase 4,500 shares of Common Stock were granted in 1995 and 1994 at $26.50 and $27.75 per share, respectively, the fair market value at date of grant. No options were exercised in 1995 or 1994.

The Company's 1982 Stock Option Plan terminated in 1993. Stock option activity during 1993, 1994 and 1995 follows: (adjusted for the stock split in 1993)

                                                Number of       Option price
                                                 shares           per share
                                                ---------      ---------------
Outstanding at December 1, 1992                 165,937            $28.00
  Granted in 1993                               174,063            $37.40
  Exercised in 1993                             (51,783)           $28.00
  Cancelled in 1993                                 -0-               -
                                                -------

Outstanding at November 30, 1993                288,217        $28.00 - $37.40
  Granted in 1994                                73,150        $26.25 - $27.75
  Exercised in 1994                                 -0-               -
  Cancelled in 1994                             (16,150)       $26.25 - $37.40
                                                -------

Outstanding at November 30, 1994                345,217        $26.25 - $37.40
  Granted in 1995                                 4,500            $26.50
  Exercised in 1995                                 -0-               -
  Cancelled in 1995                             (17,292)       $26.25 - $37.40
                                                -------

Outstanding at November 30, 1995                332,425        $26.25 - $37.40
                                                =======

Exercisable at November 30, 1995                251,923        $26.25 - $37.40
Exercisable at November 30, 1994                200,128        $26.25 - $37.40
Exercisable at November 30, 1993                 93,743        $28.00 - $37.40


H. OTHER INCOME, NET (in millions)

                                             1995           1994           1993
                                            ------         ------         ------
Equity in unremitted income
  of affiliated companies                    $ 5.0           $4.5           $3.9
Dividends                                      2.2            2.3            2.2
Interest (principally tax exempt)              2.4            1.7            1.6
Net gain from sales of investment
  securities                                   4.1            0.5            0.7
Net gain from sales of property,
  plant and equipment                          -0-            -0-            0.3
Corporate owned life insurance,
  net of interest expense                     (1.7)          (0.2)          (0.4)
Contributions                                 (0.1)          (0.2)          (0.6)
Other                                          1.1            1.1            1.6
                                             -----           ----           ----
                                             $13.0           $9.7           $9.3
                                             =====           ====           ====

Interest expense on corporate owned life insurance policy loans was $3.9 million in 1995, $1.4 million in 1994 and $.6 million in 1993.

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Bassett Furniture Industries, Incorporated

We have audited the accompanying consolidated balance sheets of Bassett Furniture Industries, Incorporated and subsidiaries as of November 30, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended November 30, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bassett Furniture Industries, Incorporated and subsidiaries as of November 30, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended November 30, 1995 in conformity with generally accepted accounting principles.

As discussed in notes A and E, the Company adopted the provisions of the Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes," and Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," in 1994.

                                             /s/ KPMG PEAT MARWICK LLP



Greensboro, North Carolina
December 15, 1995

OTHER BUSINESS DATA
Bassett Furniture Industries, Incorporated and Subsidiaries


SELECTED FINANCIAL DATA


                                                    1995            1994           1993           1992           1991
Net Sales . . . . . . . . . . . . . . . . .      $490,816,681   $510,560,858   $503,770,060   $473,401,341    $401,616,062
Cost of Sales . . . . . . . . . . . . . . .       407,749,396    419,393,531    413,055,371    385,294,583     331,139,815
Income Before Income Taxes  . . . . . . . .        30,128,786     34,780,404     36,512,830     39,266,698      26,873,028
Income Taxes  . . . . . . . . . . . . . . .         7,226,000      9,804,000     10,644,000     11,774,000       7,030,000
Net Income  . . . . . . . . . . . . . . . .        22,902,786     24,466,204     25,868,830     27,492,698      19,843,028
Net Income Per Share  . . . . . . . . . . .           1.63           1.71           1.79           1.91            1.37
Cash Dividends Declared . . . . . . . . . .        11,196,755     11,411,357     11,358,213      9,205,978       7,705,563
Cash Dividends Per Share  . . . . . . . . .            .80            .80            .78            .64             .53
Total Assets  . . . . . . . . . . . . . . .       346,720,454    340,498,230    330,677,879    318,583,145     291,259,296
Current Ratio . . . . . . . . . . . . . . .        5.79 to 1      5.67 to 1      6.07 to 1      5.22 to 1       6.95 to 1
Book Value Per Share  . . . . . . . . . . .          21.88          20.96          19.99          18.99           17.72
Weighted Average Number of Shares . . . . .        14,052,794     14,294,803     14,440,341     14,416,534      14,450,385


QUARTERLY RESULTS OF OPERATIONS

                                                                                          1995
                                                                ----------------------------------------------------------
                                                                    FIRST          SECOND        THIRD           FOURTH
                                                                ------------   ------------   ------------    ------------
Net Sales . . . . . . . . . . . . . . . . . . . . . . . . .     $123,550,551   $119,018,005   $119,183,765    $129,064,360
Gross Profit  . . . . . . . . . . . . . . . . . . . . . . .       20,621,989     19,321,610     20,711,678      22,412,008
Net Income  . . . . . . . . . . . . . . . . . . . . . . . .        4,896,346      4,976,750      5,781,291       7,248,399
  Per Share   . . . . . . . . . . . . . . . . . . . . . . .          .35            .35            .41             .52



                                                                                          1994
                                                                ----------------------------------------------------------
                                                                    FIRST          SECOND        THIRD           FOURTH
                                                                ------------   ------------   ------------    ------------
Net Sales . . . . . . . . . . . . . . . . . . . . . . . . .     $121,664,291   $134,639,355   $124,967,415    $129,289,797
Gross Profit  . . . . . . . . . . . . . . . . . . . . . . .       19,836,837     25,797,650     21,507,700      24,025,140
Income Before Cumulative Effect of Accounting Change  . . .        4,730,413      7,679,398      4,589,051       7,977,542
Net Income  . . . . . . . . . . . . . . . . . . . . . . . .        4,220,213      7,679,398      4,589,051       7,977,542
  Per Share
    Before Cumulative Effect of Accounting Change . . . . . .         .33            .53            .32             .57
    Net Income  . . . . . . . . . . . . . . . . . . . . . . .         .29            .53            .32             .57


MARKET AND DIVIDEND INFORMATION

The Company's common stock is traded on the over-the-counter market and is listed on the NASDAQNational Market System.The Company had approximately 2,200 stockholders at November 30, 1995. The range of high and low market prices and dividends declared for the last two fiscal years are listed below:

                            Market Prices of Common Stock        Dividends Declared
                        -------------------------------------    ------------------
  QUARTER                       1995                1994           1995      1994
  -------               -----------------    ----------------      ----      ----

                          HIGH      LOW       HIGH       LOW

  First                 $30.25     $27.25    $36.75    $28.75      $.20      $.20
  Second                 29.25      25.50     29.50     25.50       .20       .20
  Third                  29.25      24.00     29.75     26.63       .20       .20
  Fourth                 25.75      20.13     30.25     26.06       .20       .20

(All market information and per share data has been restated to reflect the 5 for 4 stock split in 1993 and the 3 for 2 stock split in 1992)

Bassett Furniture Industries, Incorporated and Subsidiaries


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



RESULTS OF OPERATIONS:

Major components of net income expressed as a percentage of net sales were as follows:

                                               1995           1994           1993
                                               ----           ----           ----
Cost of sales                                  83.1%          82.2%          82.0%
Gross profit                                   16.9           17.8           18.0
S G & A expenses                               13.4           12.9           12.6
Income from operations                          3.5            4.9            5.4
Other income, net                               2.6            1.9            1.8
Income before income taxes                      6.1            6.8            7.2
Income taxes                                    1.4            1.9            2.1
Accounting change                               -0-            0.1            -0-
Net income                                      4.7            4.8            5.1

NET SALES

Net sales for 1995 compared to 1994 and 1993 were as follows:

                                               1995           1994           1993
                                               ----           ----           ----
Net sales (in millions)                      $490.8         $510.6         $503.8
Percentage change from prior year              (3.9)%          1.3%           6.4%

Net sales increased at the Bedding Division in 1995 over 1994 levels, however this increase was offset by decreased sales in the Motion, National/Mt. Airy and Impact Divisions. The other Divisions remained level with 1994. The majority of the sales increase from 1993 to 1994 came from the Table Division with other Divisions reporting flat sales. The increase from 1992 to 1993 was evenly spread throughout all Divisions.

COSTS AND EXPENSES

Cost of sales increased approximately 90 basis points in 1995 over 1994 primarily because of increases in the cost of raw materials which could not be passed through to the retail sector by increasing selling prices. Cost of sales remained level in 1994 and 1993. During each of the three years ending in 1995, the relationship of each cost component comprising cost of sales remained relatively constant: materials (50% - 1995; 49% - 1994 and 1993); labor (21%); production overhead (12%).

Selling, general and administrative costs increased approximately 50 basis point in 1995 over 1994 principally due to increased costs associated with the efforts to gain market share (marketing and merchandising costs in general, and expenses incurred in Bassett Direct Plus and our Bassett Gallery Program). These costs remained largely steady during 1994 and 1993.

OTHER INCOME, NET

Note H in the Notes to Consolidated Financial Statements discloses the components of other income.

INCOME TAXES

The effective tax rate for 1995 was 24.0%, down from 28.2% and 29.2% in 1994 and 1993, respectively. The Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," in 1994 and reported the cumulative effect of the change in accounting for income taxes in the amount of $510,200 in the 1994 financial statements. Note E in the Notes to Consolidated Financial Statements contains complete disclosure of the Company's income tax status.

LIQUIDITY AND CAPITAL RESOURCES:

Cash provided by operating activities has increased in the last three years ($26.3 million in 1995, $23.7 million in 1994 and $22.4 million in 1993). The growth in inventories in 1994 and 1993 barred additional generation of cash. The increase in inventory levels is closely monitored and controlled by senior management.

Traditionally, the Company has purchased (rather than leased) its capital equipment requirements. During 1995, $7.2 million was expended for new equipment and facilities. A comparison of purchases of property, plant and equipment and depreciation charges follows:

                                               1995           1994           1993
                                               ----           ----           ----
Purchases of property, plant and
  equipment (in millions)                      $7.2          $10.0           $6.2
Depreciation charges (in millions)              8.6            8.8            9.0

The Company continued to repurchase its Common Stock in 1995, purchasing 429,701 shares at an average cost of $23.56 or a total expenditure of $10.1 million. This follows the repurchase of 361,386 shares in 1994 at an average cost of $26.42 or a total expenditure of $9.5 million.

The current ratio was 5.79 to 1 and 5.67 to 1 at November 30, 1995 and 1994, respectively. Working capital was $170 million and $164 million at November 30, 1995 and 1994, respectively.

Cash provided by operating activities is expected to be adequate for normal future cash requirements.

There were no material commitments for capital expenditures at November 30, 1995. Capital expenditures made in the future for normal expansion are anticipated to be made from funds generated by operating activities.

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