Form 10-K405, Exhibit 13
period 1996-11-30
BASSETT FURNITURE INDUSTRIES INC
filed 1997-02-25
CIK 10329

13 of 27

CONSOLIDATED BALANCE SHEET

Bassett Furniture Industries, Incorporated and Subsidiaries


ASSETS
                                                                                   NOVEMBER 30,
                                                                           ---------------------------
                                                                              1996             1995
                                                                           ------------   ------------
CURRENT ASSETS
       Cash and cash equivalents .......................................   $ 57,285,005   $ 51,331,119
       Trade accounts receivable, less allowances for doubtful
         accounts (1996- $1,355,000; 1995 - $1,470,000) ................     65,416,910     68,591,514
       Inventories .....................................................     67,082,490     81,226,607
       Prepaid expenses ................................................      1,492,506      1,757,658
       Prepaid income taxes ............................................        844,737            -0-
       Deferred income taxes ...........................................      2,597,000      2,008,000
                                                                           ------------   ------------
                                                                            194,718,648    204,914,898

PROPERTY, PLANT AND EQUIPMENT
       Buildings .......................................................     74,596,633     73,478,686
       Machinery and equipment .........................................    139,556,776    133,933,234
                                                                           ------------   ------------
                                                                            214,153,409    207,411,920
       Less allowances for depreciation ................................    162,149,761    158,665,871
                                                                           ------------   ------------
                                                                             52,003,648     48,746,049
       Land ............................................................      4,375,016      4,378,297
                                                                           ------------   ------------
                                                                             56,378,664     53,124,346

OTHER ASSETS
       Investment in securities ........................................     29,625,435     39,055,319
       Investment in affiliated companies ..............................     45,820,750     40,398,574
       Other ...........................................................      8,621,947      9,227,317
                                                                           ------------   ------------
                                                                             84,068,132     88,681,210
                                                                           ------------   ------------
                                                                           $335,165,444   $346,720,454
                                                                           ============   ============

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
       Accounts payable ................................................   $ 20,541,014   $ 23,425,858
       Accrued compensation ............................................      3,716,206      4,778,966
       Other accrued liabilities .......................................      6,088,381      6,284,441
       Income taxes ....................................................        -0-            902,476
                                                                           ------------   ------------
                                                                             30,345,601     35,391,741

DEFERRALS
       Deferred liabilities ............................................     10,834,741     10,296,244
       Deferred income taxes ...........................................      2,504,000      2,129,000
                                                                           ------------   ------------
                                                                             13,338,741     12,425,244

STOCKHOLDERS' EQUITY
       Common stock, par value $5 a share, 50,000,000 shares authorized      65,377,975     68,294,765
       Retained earnings ...............................................    222,417,127    225,718,704
       Unrealized holding gains, net of tax ............................      3,686,000      4,890,000
                                                                           ------------   ------------
                                                                            291,481,102    298,903,469
                                                                           ------------   ------------
                                                                           $335,165,444   $346,720,454
                                                                           ============   ============


The accompanying notes are an integral part of the financial statements

                                                                        14 of 27

CONSOLIDATED STATEMENT OF INCOME

Bassett Furniture Industries, Incorporated and Subsidiaries

                                                                                               YEAR ENDED NOVEMBER 30,
                                                                                ---------------------------------------------------
                                                                                    1996               1995                1994
                                                                                ------------        -----------        ------------
NET SALES..................................................................     $450,717,494        $490,816,681       $510,560,858
COSTS AND EXPENSES
     COST OF SALES.........................................................      379,258,894         407,749,396        419,393,531
     SELLING, GENERAL AND ADMINISTRATIVE...................................       64,151,836          65,938,061         66,044,399
                                                                                ------------        ------------       ------------
                                                                                 443,410,730         473,687,457        485,437,930
                                                                                ------------        ------------       ------------
                                                     INCOME FROM OPERATIONS        7,306,764          17,129,224         25,122,928
OTHER INCOME, NET..........................................................       14,981,716          12,999,562          9,657,476
                                                                                ------------        ------------       ------------
Income before income taxes and cumulative effect of a change in accounting        22,288,480          30,128,786         34,780,404
  principle
INCOME TAXES
     FEDERAL...............................................................        3,140,000           6,455,000          8,521,000
     STATE.................................................................          268,000             879,000          1,361,000
     DEFERRED..............................................................          379,000            (108,000)           (78,000)
                                                                                ------------        ------------       ------------
                                                                                   3,787,000           7,226,000          9,804,000
                                                                                ------------        ------------       ------------
       Income before cumulative effect of a change in accounting principle        18,501,480          22,902,786         24,976,404
CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE......................           -0-                 -0-              (510,200)
                                                                                ------------        ------------       ------------
                                                                 NET INCOME     $ 18,501,480        $ 22,902,786       $ 24,466,204
                                                                                ============        ============       ============
     EARNINGS PER SHARE:
          Income before cumulative effect of a change in accounting principle        $1.39               $1.63               $1.75
          Cumulative effect of a change in accounting principle............           -0-                 -0-                 (.04)
                                                                                ------------        ------------       ------------
                                                       NET INCOME PER SHARE          $1.39               $1.63               $1.71
                                                                                ============        ============       ============

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

Bassett Furniture Industries, Incorporated and Subsidiaries

                                                                   COMMON STOCK
                                                            --------------------------    ADDITIONAL      RETAINED      UNREALIZED
                                                               SHARES        AMOUNT         CAPITAL       EARNINGS     HOLDING GAINS
                                                            -----------    -----------     --------     ------------    -----------
BALANCE, DECEMBER 1, 1993..................................  14,448,201    $72,241,005     $422,784     $216,211,676     $ -0-
     Net income............................................       -             -              -          24,466,204        -
     Cash dividends........................................       -             -              -         (11,411,357)       -
     Purchase and retirement of Common Stock...............    (361,386)    (1,806,930)    (422,784)      (7,316,706)       -
     Recognition of unrealized holding gains...............       -             -              -              -           2,809,000
                                                            -----------    -----------     --------     ------------     -----------
BALANCE, NOVEMBER 30, 1994.................................  14,086,815     70,434,075        -0-        221,949,817      2,809,000
     Net income............................................       -             -              -          22,902,786        -
     Cash dividends........................................       -             -              -         (11,196,755)       -
     Purchase and retirement of Common Stock...............    (429,701)    (2,148,505)     (39,538)      (7,937,144)       -
     Issuance of Common Stock to non-employee directors....       1,839          9,195       39,538           -             -
     Net change in unrealized holding gains................       -             -              -              -           2,081,000
                                                            -----------    -----------     --------     ------------     -----------
BALANCE, NOVEMBER 30, 1995.................................  13,658,953     68,294,765        -0-        225,718,704      4,890,000
     Net income............................................       -             -              -          18,501,480        -
     Cash dividends........................................       -             -              -         (10,625,730)       -
     Purchase and retirement of Common Stock...............    (584,343)    (2,921,715)     (20,439)     (11,177,327)       -
     Issuance of Common Stock to non-employee directors....         985          4,925       20,439           -             -
     Net change in unrealized holding gains................       -             -              -              -          (1,204,000)
                                                            -----------    -----------     --------     ------------     -----------
BALANCE, NOVEMBER 30, 1996.................................  13,075,595    $65,377,975     $  -0-       $222,417,127     $3,686,000
                                                            ===========    ===========     ========     ============     ==========




The accompanying notes are an integral part of the financial statements.

15 of 27

CONSOLIDATED STATEMENT OF CASH FLOWS

Bassett Furniture Industries, Incorporated and Subsidiaries

                                                                                                YEAR ENDED NOVEMBER 30,
                                                                                   -------------------------------------------------
                                                                                      1996               1995                1994
                                                                                   -----------        -----------       ------------
OPERATING ACTIVITIES
     Net income............................................................        $18,501,480        $22,902,786       $24,466,204
     Adjustments to reconcile net income to net cash
            provided by operating activities:
        Depreciation and amortization......................................          6,311,537          8,606,985         8,799,199
        Equity in unremitted income of affiliated companies................         (5,422,176)        (4,986,109)       (4,463,683)
        Provision for losses on trade accounts receivable..................            240,672            606,616           844,483
        Net gain from sales of investment securities ......................         (6,720,325)        (4,141,605)         (518,851)
        Net gain from sales of property, plant and equipment...............            (29,137)              (815)          (25,683)
        Deferred income taxes..............................................            527,000           (108,000)          432,200
        Changes in deferred liabilities....................................            538,497            766,460           917,206
        Changes in operating assets and liabilities:
           Trade accounts receivable.......................................          2,933,932          2,738,620         2,184,068
           Other receivables...............................................            127,450            (31,192)         (362,506)
           Inventories and prepaid expenses................................         14,409,269           (702,718)       (9,832,105)
           Accounts payable, accrued compensation and other accrued
             liabilities...................................................         (4,143,664)          (512,289)        2,872,754
           Income taxes....................................................         (1,747,213)         1,177,151        (1,624,711)
                                                                                   -----------        -----------       ------------
                                  NET CASH PROVIDED BY OPERATING ACTIVITIES         25,527,322         26,315,890        23,688,575

INVESTING ACTIVITIES
     Purchases of property, plant and equipment............................         (9,627,370)        (7,226,110)       (9,999,040)
     Proceeds from sales of property, plant and equipment..................             90,652             49,500           121,011
     Purchases of investment securities....................................         (6,587,762)        (4,072,445)       (9,893,116)
     Proceeds from sales of investment securities..........................         20,792,971         16,156,714         7,595,629
     Dividends from affiliated company.....................................              -0-            1,089,505         1,089,505
     Additional investment in affiliated company...........................              -0-           (1,100,000)            -0-
     Change in investment in corporate owned life insurance................            737,756           (920,260)       (2,598,314)
     Other.................................................................           (259,836)            (3,423)          310,928
                                                                                   -----------        -----------       ------------
                        NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES          5,146,411          3,973,481       (13,373,397)

FINANCING ACTIVITIES
     Issuance of Common Stock..............................................             25,364             48,733             -0-
     Purchase of Common Stock..............................................        (14,119,481)       (10,125,187)       (9,546,420)
     Cash dividends........................................................        (10,625,730)       (11,196,755)      (11,411,357)
                                                                                   -----------        -----------       ------------
                                      NET CASH USED IN FINANCING ACTIVITIES        (24,719,847)       (21,273,209)      (20,957,777)
                                                                                   -----------        -----------       ------------

CHANGE IN CASH AND CASH EQUIVALENTS........................................          5,953,886          9,016,162       (10,642,599)

CASH AND CASH EQUIVALENTS-beginning of year................................         51,331,119         42,314,957        52,957,556
                                                                                   -----------        -----------       ------------

CASH AND CASH EQUIVALENTS-end of year......................................        $57,285,005        $51,331,119       $42,314,957
                                                                                   ===========        ===========       ===========

-----------------
Income tax payments........................................................        $ 5,007,213        $ 6,156,849       $11,506,711
                                                                                   ===========        ===========       ===========

Interest payments..........................................................        $ 5,494,540        $ 3,135,841       $   648,923
                                                                                   ===========        ===========       ===========



The accompanying notes are an integral part of the financial statements.

                                                                        16 of 27

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

Property, Plant and Equipment
Property, plant and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the respective assets utilizing straight-line and accelerated methods.

Investment in Securities
The Company classifies its investment in securities as available-for-sale, which is reported at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from income and are reported as a separate component of stockholders' equity. Realized gains and losses from securities classified as available-for-sale are included in income and are determined using the specific identification method for ascertaining the cost of securities sold.

Investment in Affiliated Companies
The equity method of accounting for investments in common stock is used for the Company's investment in affiliated companies. The carrying amounts approximate the Company's equity in their underlying net assets.

Investment in Corporate Owned Life Insurance
The Company's investment in corporate owned life insurance policies is recorded net of policy loans and is included in other assets. The net life insurance expense, which includes premiums and interest on policy loans, net of increases in cash surrender values and death benefits received, is included in other income.

Revenue Recognition
Revenue from sales is recognized when the goods are shipped to the customer. Sales to one customer, as a percent of gross sales, amounted to 15% in 1996, 14% in 1995 and 13% in 1994.

Income Taxes
Deferred income taxes are determined based on the difference between the financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Earnings Per Share
Earnings per share is calculated using the weighted average number of shares outstanding.

New Accounting Standards
The Company is required to adopt Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of, and SFAS No. 123, Accounting for Stock Based Compensation, no later than its fiscal year ending November 30, 1997. The Company has determined that implementation of SFASNo. 121 will not have a material impact on the Company's consolidated financial statements. The Company expects to disclose the fair value of options granted in a footnote to its consolidated financial statements, as permitted by SFASNo. 123.

B.   INVENTORIES (in millions)

                                                    November 30,
                                            --------------------------
                                              1996               1995
                                            ------              ------
Finished goods                              $ 42.6              $ 46.5
Work in process                               14.0                16.2
Raw materials and supplies                    38.3                45.3
                                            ------              ------
    Total inventories on FIFO cost method     94.9               108.0
LIFO adjustment                               27.8                26.8
                                            ------              ------
                                            $ 67.1              $ 81.2
                                            ======              ======

C.   INVESTMENT IN SECURITIES

Information on investment in securities by major security type: (in millions)

                                     November 30, 1996
                      ----------------------------------------------
                                     Gross       Gross
                                   Unrealized  Unrealized
                                    Holding     Holding        Fair
                         Cost        Gains      Losses        Value
                      ---------    ----------  ----------    -------
Equity securities       $15.0        $6.0        $0.6        $20.4
Mutual funds              3.2         0.6         0.1          3.7
Municipal securities      5.5         -0-         -0-          5.5
                      ---------    ----------  ----------    -------
                        $23.7        $6.6        $0.7        $29.6
                      =========    ==========  ==========    =======

17 of 27

Bassett Furniture Industries, Incorporated and Subsidiaries

C.   INVESTMENT IN SECURITIES - CONTINUED

                                     November 30, 1995
                      ----------------------------------------------
                                     Gross       Gross
                                   Unrealized  Unrealized
                                    Holding     Holding       Fair
                         Cost        Gains      Losses       Value
                      --------     ----------  ----------   --------
Equity securities       $21.1        $8.4        $1.0        $28.5
Mutual funds              3.9         0.4         -0-          4.3
Municipal securities      5.1         -0-         -0-          5.1
Other                     1.1         0.1         -0-          1.2
                      --------     ----------  ----------   --------
                        $31.2        $8.9        $1.0        $39.1
                      ========     ==========  ==========   ========

Maturities of the municipal securities are within five years.

D.   INVESTMENT IN AFFILIATED COMPANIES

The Company has an equity interest in a company which leases exhibition space to furniture and accessory manufacturers and an equity interest in a manufacturer of particleboard for use principally in the furniture industry. The Company's share of income from operations and net income from these affiliates is as follows: (in millions)

                                        1996       1995      1994
                                      --------   --------  --------
Income from operations                  $8.7       $8.3      $7.3
Net income                               5.4        5.0       4.5

E.   INCOME TAXES

Effective December 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, and has reported the cumulative effect of the change in the method of accounting for income taxes in the financial statements for 1994, in the amount of $510,200. The principal cause of this adjustment was due to the basis difference of an acquisition made in prior years which was accounted for as a purchase transaction.

A reconciliation of the statutory federal income tax rate and the effective tax rate, as a percentage of pretax income, is as follows:

                                       1996       1995      1994
                                       ----       ----      ----
Statutory federal income tax rate      35.0%      35.0%     35.0%
Dividends received exclusion           (1.6)      (1.7)     (1.6)
Tax exempt interest                    (3.4)      (2.4)     (1.7)
Unremitted affiliate income            (6.5)      (4.5)     (3.4)
Corporate owned life insurance         (7.0)      (2.7)     (1.3)
State income tax, net of
 federal benefit                        0.9        1.9       2.5
Tax credits                            -0-        (0.2)     (0.8)
Other                                  (0.4)      (1.4)     (0.5)
                                       ----       ----      ----
Effective tax rate                     17.0%      24.0%     28.2%
                                       ====       ====      ====

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at November 30, are as follows:(in thousands)

                                                   1996      1995
                                                 -------    ------
   Deferred tax assets:
     Trade accounts receivable                   $   515    $  596
     Inventories                                     840      -0-
     Investment in securities                        333       603
     Retirement benefits                           4,105     3,901
     Other liabilities and reserves                1,769     1,809
                                                 -------    ------
         Total gross deferred tax assets           7,562     6,909
         Less valuation allowance                   -0-       -0-
                                                 -------    ------
         Net deferred tax assets                   7,562     6,909

   Deferred tax liabilities:
     Property, plant and equipment                 2,334     1,508
     Unremitted affiliate income                   2,697     2,243
     Prepaid expenses                                179       279
     Holding gains                                 2,259     3,000
                                                 -------    ------
         Total gross deferred tax liabilities      7,469     7,030
                                                 -------    ------
         Net deferred tax asset (liability)      $    93    $ (121)
                                                 =======    ======

Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of the deferred tax assets.

F.   RETIREMENT PLANS

The Company has a qualified defined contribution plan (Employee Savings/Retirement Plan) which covers all employees, with over one year service, who elect to participate and have fulfilled the necessary service requirements. Employee contributions to the Plan are matched by the Company at the rate of 115% of the first 2% through 5% of the employee's contribution, based on seniority. The Plan incorporates provisions of Section 401(k) of the Internal Revenue Code. The expense for the Plan for 1996, 1995 and 1994, amounted to approximately $2,379,000, $2,395,000 and $2,444,000, respectively.

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

G.   STOCK OPTION PLANS

Under the 1993 Long Term Incentive Plan, the Company has reserved for issuance 450,000 shares of Common Stock. Options granted under the Plan may be for such terms and exercised at such times as determined at the time of grant by the Organization, Compensation and Nominating Committee of the Board of Directors. No options to purchase shares of Common Stock

                                                                        18 of 27

Bassett Furniture Industries, Incorporated and Subsidiaries

G.   STOCK OPTION PLANS - Continued

were granted in 1996 or 1995. Options to purchase 68,650 shares of Common Stock were granted in 1994 at $26.25 per share, the fair market value at date of grant. No options were exercised in 1996, 1995 or 1994. Additionally, the Plan includes provisions for the granting of stock appreciation rights and certain stock awards. No stock appreciation rights or restricted stock awards were granted in 1996, 1995 or 1994.

Under the 1993 Stock Plan for Non-Employee Directors, the Company has reserved for issuance 75,000 shares of Common Stock. Under terms of the Plan, each non-employee director will automatically be granted an option to purchase 500 shares of Common Stock on April 1 of each year. Options to purchase 4,500 shares of Common Stock were granted in 1996, 1995 and 1994 at $25.75, $26.50, and $27.75 per share, respectively, the fair market value at date of grant. No options were exercised in 1996, 1995 or 1994.

Stock option activity during 1994, 1995 and 1996 follows:

                                   Number of     Option price
                                    shares         per share
                                   ---------       ---------
Outstanding at December 1, 1993     288,217      $28.00 - $37.40
  Granted in 1994                    73,150      $26.25 - $27.75
  Exercised in 1994                    -0-             -
  Cancelled in 1994                 (16,150)     $26.25 - $37.40
                                   ---------

Outstanding at November 30, 1994    345,217      $26.25 - $37.40
  Granted in 1995                     4,500          $26.50
  Exercised in 1995                    -0-             -
  Cancelled in 1995                 (17,292)     $26.25 - $37.40
                                   ---------

Outstanding at November 30, 1995    332,425      $26.25 - $37.40
  Granted in 1996                     4,500          $25.75
  Exercised in 1996                    -0-             -
  Cancelled in 1996                 (15,300)     $26.25 - $37.40
                                   ---------

Outstanding at November 30, 1996    321,625      $25.75 - $37.40
                                   =========


Exercisable at November 30, 1996    267,770      $25.75 - $37.40
Exercisable at November 30, 1995    251,923      $26.25 - $37.40
Exercisable at November 30, 1994    200,128      $26.25 - $37.40

H. OTHER INCOME, NET (in millions)

                                     1996        1995       1994
                                    -----       -----       ----
Dividends                           $ 1.5       $ 2.2       $2.3
Interest (principally tax exempt)     2.4         2.4        1.7
Equity in unremitted income
  of affiliated companies             5.4         5.0        4.5
Net gain from sales of investment
  securities                          6.7         4.1        0.5
Corporate owned life insurance,
  net of interest expense            (2.1)       (1.7)      (0.2)
Other                                 1.1         1.0        0.9
                                    -----       -----       ----
                                    $15.0       $13.0       $9.7
                                    =====       =====       ====

Interest expense on corporate owned life insurance policy loans was $6.4 million in 1996, $3.9 million in 1995 and $1.4 million in 1994.

19 of 27

                          INDEPENDENT AUDITORS' REPORT


Board of Directors
Bassett Furniture Industries, Incorporated

We have audited the accompanying consolidated balance sheets of Bassett Furniture Industries, Incorporated and subsidiaries as of November 30, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended November 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bassett Furniture Industries, Incorporated and subsidiaries as of November 30, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended November 30, 1996 in conformity with generally accepted accounting principles.

As discussed in note E, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, in 1994.




                                        KPMG Peat Marwick LLP



Greensboro, North Carolina
December 17, 1996

                                                                        20 of 27

OTHER BUSINESS DATA

Bassett Furniture Industries, Incorporated and Subsidiaries


SELECTED FINANCIAL DATA


                                                  1996              1995               1994              1993              1992
Net Sales.................................    $450,717,494       $490,816,681     $510,560,858       $503,770,060      $473,401,341
Cost of Sales.............................     379,258,894        407,749,396      419,393,531        413,055,371       385,294,583
Income Before Income Taxes................      22,288,480         30,128,786       34,780,404         36,512,830        39,266,698
Income Taxes..............................       3,787,000          7,226,000        9,804,000         10,644,000        11,774,000
Net Income................................      18,501,480         22,902,786       24,466,204         25,868,830        27,492,698
Net Income Per Share......................        1.39              1.63               1.71              1.79               1.91
Cash Dividends Declared...................      10,625,730         11,196,755       11,411,357         11,358,213         9,205,978
Cash Dividends Per Share..................         .80               .80                .80               .78                .64
Total Assets..............................     335,165,444        346,720,454      340,498,230        330,677,879       318,583,145
Current Ratio.............................      6.42 to 1         5.79 to 1          5.67 to 1         6.07 to 1         5.22 to 1
Book Value Per Share......................        22.29             21.88              20.96             19.99             18.99
Weighted Average Number of Shares.........      13,351,585         14,052,794       14,294,803         14,440,341        14,416,534


QUARTERLY RESULTS OF OPERATIONS

                                                                                               1996
                                                                ------------------------------------------------------------------
                                                                    FIRST             SECOND             THIRD            FOURTH
                                                                ------------       ------------     ------------      ------------
Net Sales.................................................      $111,951,020       $111,273,154     $109,007,706      $118,485,614
Gross Profit..............................................        17,767,900         17,715,068       17,782,282        18,193,350
Net Income................................................         4,713,961          4,992,209        4,825,731         3,969,579
    Per Share.............................................           .35               .37              .36                .31



                                                                                               1995
                                                                ------------------------------------------------------------------
                                                                    FIRST             SECOND             THIRD            FOURTH
                                                                ------------       ------------     ------------      ------------
Net Sales.................................................      $123,550,551       $119,018,005     $119,183,765      $129,064,360
Gross Profit..............................................        20,621,989         19,321,610       20,711,678        22,412,008
Net Income................................................         4,896,346          4,976,750        5,781,291         7,248,399
    Per Share.............................................           .35               .35              .41                .52



MARKET AND DIVIDEND INFORMATION
The Company's Common Stock trades on The Nasdaq Stock Market under the symbol "BSET."The Company had approximately 2,100 registered stockholders at November 30, 1996. The range of high and low market prices and dividends declared for the last two fiscal years are listed below:

                                 MARKET PRICES OF COMMON STOCK                                  DIVIDENDS DECLARED
                         -------------------------------------------------                ------------------------------

             QUARTER            1996                            1995                          1996              1995
             -------     ------------------              -----------------                    ----              ----

                          High       Low                  High        Low

            First        $25.75      $22.38              $30.25     $27.25                    $.20              $.20
            Second        26.38       24.25               29.25      25.50                     .20               .20
            Third         27.00       22.00               29.25      24.00                     .20               .20
            Fourth        24.88       22.13               25.75      20.13                     .20               .20

21 of 27

Bassett Furniture Industries, Incorporated and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS:

NET SALES

Net sales for 1996 compared to prior years:

                                           1996       1995     1994
                                           ----       ----     ----
Net sales (in millions)                   $450.7    $490.8    $510.6
Percentage change from prior year          (8.2)%    (3.9)%     1.3%

The most significant decline in net sales during the past two years was in the Upholstery Division (stationary and motion) and the Impact Division which together accounted for a total reduction of $46 million.

Net sales in the Bedding Division in 1996 were flat compared to 1995 while all other Divisions were down. Comparing 1995 to 1994, the increase in net sales in the Bedding Division in 1995 was offset by decreases in the Motion, National/Mt. Airy and Impact Divisions, with all other Divisions reporting no significant change. The majority of the increase from 1993 to 1994 came from the Table Division with all other Divisions reporting no significant change.

COSTS AND EXPENSES

In the fourth quarter of 1996, a one-time pre-tax charge of $2,675,000 was recorded to recognize the effect on costs and expenses related to the consolidation of the operations in the Motion Division, a write-down of certain inventories and adjustments in fixed asset carrying values.

Excluding the effects of the abovementioned one-time charge, cost of sales increased approximately 50 basis points in 1996 over 1995. This follows an increase of approximately 90 basis points in 1995 over 1994. There was no significant change between 1993 and 1994. The decline in margins in the past two years has occurred in the material cost component, as shown below by a comparison of the cost components comprising cost of sales as a percentage of net sales:

                                    1996         1995        1994
                                   -----        -----       -----
Materials                          50.14%       49.76%      48.79%
Labor                              21.24        21.39       21.48
Overhead                           12.17        11.93       11.87
                                   -----        -----       -----
                                   83.55%       83.08%      82.14%

The increase in the overhead component percentage in the last two years is a result of decreased sales volume. Total overhead dollar costs decreased $3.7 million in 1996 from 1995, and $2.1 million in 1995 from 1994.

The increase in SG&A expenses as a percentage of net sales since 1993 is chiefly the result of the decline in net sales. Total dollars, including variable costs (primarily sales commissions), declined in 1996 and 1995 compared to prior years. The fixed cost elements of the category decreased slightly in 1996 compared to 1995. These fixed costs increased in 1995 from 1994 mainly in marketing and merchandising costs related to the Bassett Direct Plus and Bassett Gallery Programs.

OTHER INCOME, NET

Note H in the Notes to Consolidated Financial Statements discloses the components of other income.

INCOME TAXES

The effective tax rate for 1996 was 17.0%, down from 24.0% and 28.2% in 1995 and 1994, respectively. Note E in the Notes to Consolidated Financial Statements contains complete disclosure of the Company's income tax status.

LIQUIDITY AND CAPITAL RESOURCES:

Cash provided by operating activities has remained level in the last three years ($25.5 million in 1996, $26.3 million in 1995 and $23.7 million in 1994).

Traditionally, the Company has purchased (rather than leased) its capital equipment requirements. During 1996, $9.6 million was expended for new equipment and facilities. A comparison of purchases of property, plant and equipment and depreciation charges is shown below:

                                            1996      1995      1994
                                            ----      ----      ----
Purchases of property, plant and
  equipment (in millions)                   $9.6      $7.2     $10.0
Depreciation charges (in millions)           6.3       8.6       8.8

The Company continued to repurchase its Common Stock in 1996, purchasing 584,343 shares at an average cost of $24.16 or a total expenditure of $14.1 million. This follows the repurchase of 791,087 shares in 1995 and 1994 for a total expenditure of $19.7 million.

The current ratio was 6.42 to 1 and 5.79 to 1 at November 30, 1996 and 1995, respectively. Working capital was $164 million and $170 million at November 30, 1996 and 1995, respectively.

Cash provided by operating activities is expected to be adequate for normal future cash requirements.

There were no material commitments for capital expenditures at November 30, 1996. Capital expenditures made in the future for normal expansion are anticipated to be made from funds generated by operating activities.

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