Form 10-K, Exhibit 13
period 1997-11-30
BASSETT FURNITURE INDUSTRIES INC
filed 1998-03-02
CIK 10329

OTHER BUSINESS DATA

Bassett Furniture Industries, Incorporated and Subsidiaries
(dollars in thousands except per share data)


SELECTED FINANCIAL DATA


                                             1997                  1996              1995              1994              1993
                                        ------------           -----------       -----------       -----------       -----------
Net Sales                               $    446,893           $   450,717       $   490,817       $   510,561       $   503,770
Cost of Sales                           $    396,875           $   379,259       $   407,750       $   419,394       $   413,055
Operating profit (loss)                 $    (55,322)(1)       $     7,306       $    17,129       $    25,123       $    27,243
Other income                            $     13,367           $    14,982       $    13,000       $     9,657       $     9,270
Income (loss) Before Income Taxes       $    (41,955)          $    22,288       $    30,129       $    34,780       $    36,513
Income Taxes                            $    (22,346)          $     3,787       $     7,226       $     9,804       $    10,644
Net Income (loss)                       $    (19,609)(1)       $    18,501       $    22,903       $    24,466       $    25,869
Net Income  (loss) Per Share            $      (1.50)(1)       $      1.39       $      1.63       $      1.71       $      1.79
Cash Dividends Declared                 $     13,041                10,626       $    11,197       $    11,411       $    11,358
Cash Dividends Per Share                $       1.00           $       .80       $       .80       $       .80       $       .78
Total Assets                            $    320,325           $   335,166       $   346,720       $   340,498       $   330,678
Current Ratio                              4.18 to 1             6.42 to 1         5.79 to 1         5.67 to 1         6.07 to 1
Book Value Per Share                    $      20.01           $     22.29       $     21.88       $     20.96       $     19.99
Weighted Average Number of Shares         13,045,789            13,351,585        14,052,794        14,294,803        14,440,341

(1) Includes $20,646 in restructuring and impaired asset charges; net of income tax the charges were $12,594 or $(.97) per share.


QUARTERLY RESULTS OF OPERATIONS


                                                                                            1997
                                                                ------------------------------------------------------------
                                                                  FIRST            SECOND            THIRD           FOURTH
                                                                --------          --------         --------         --------
Net Sales...............................................        $109,806          $113,198         $110,252         $113,637
Gross Profit............................................          18,233            11,840            9,651           10,294
Net Income (loss) ......................................           3,433           (14,025)(2)       (5,072)(2)       (3,945)(2)
    Per Share...........................................             .26             (1.07)            (.39)            (.30)


(2) Includes pre-tax restructuring and impaired asset charges as management committed to restructuring action plans of $13,929 in the second quarter, $2,360 in the third quarter and $4,357 in the fourth quarter; charges net of income tax for the respective quarters were $8,496, $1,440 and $2,658; the loss per share effect of the charges was $(.65), $(.11) and $(.21), respectively.

                                                                                            1996
                                                                ------------------------------------------------------------
                                                                  FIRST           SECOND             THIRD           FOURTH
                                                                --------          --------         --------         --------
Net Sales...............................................        $111,951          $111,273         $109,008         $118,485
Gross Profit............................................          17,768            17,715           17,782           18,193
Net Income..............................................           4,714             4,992            4,826            3,969
    Per Share...........................................             .35               .37              .36              .31

MARKET AND DIVIDEND INFORMATION

The Company's Common Stock trades on The Nasdaq Stock Market under the symbol "BSET."The Company had approximately 1,900 registered stockholders at November 30, 1997. The range of per share amounts for high and low market prices and dividends declared for the last two fiscal years are listed below:

                                MARKET PRICES OF COMMON STOCK                               DIVIDENDS DECLARED
            ------------------------------------------------------------                -------------------------
            QUARTER            1997                          1996                         1997              1996
            -------     ------------------            ------------------                -------           -------

                         HIGH         LOW              HIGH        LOW

            First       $25.50      $22.25            $25.75      $22.38                  $.40              $.20
            Second       25.75       22.38             26.38       24.25                   .20               .20
            Third        30.75       26.00             27.00       22.00                   .20               .20
            Fourth       29.50       26.63             24.88       22.13                   .20               .20

Bassett Furniture Industries, Incorporated and Subsidiaries
(dollar amounts in thousands)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS:

NET SALES
Net sales for 1997 compared to prior years are as follows:

                                    1997             1996               1995
                                  --------         --------         ----------
Net sales                         $446,893         $450,717         $  490,817
% change from prior year               (.9)%           (8.2)%             (3.9)%

The Company achieved increased sales in the Wood Division where sales were up 6.9% for the year. This improvement was offset by a decline in sales resulting from the discontinuance of the Impact and National/Mt. Airy product lines and decreases in sales in both the Upholstery and Mattress Divisions. Sales in the discontinued divisions were $9,877 less than in 1996. Sales for the Upholstery Division decreased 2.9% for the year, while Mattress Division sales decreased 3.9% for the year.

Wood Division sales were strong throughout 1997 and sales growth improved as the year progressed. New management has been appointed in both the Upholstery and Mattress Divisions and significant changes in the sales force were undertaken to improve our penetration of selected markets. Both divisions are developing strategies to restore and solidify a strong base in their respective markets.

For 1996, net sales decreased 8% below the 1995 volume as the Upholstery and Impact Divisions' sales decreased significantly. All other divisions experienced slight sales decreases, except the Mattress Division, where volume remained constant with prior year's level.

COSTS AND EXPENSES

Throughout the second half of 1997, the Company was engaged in implementing major changes. Three manufacturing divisions (Impact, National/Mt. Airy and veneer production) ceased production and plans were developed and initiated to consolidate certain operations in all remaining divisions. As a result, the Company announced the closing of 14 plants, five of which were consummated before fiscal year-end. Four of the remaining plants were closed in December 1997, three in January 1998 and one in February 1998. Of the 14, the production capabilities of 11 will be consolidated into ongoing facilities.

As a result of the execution of these plans, the Company recorded a $20,646 restructuring and asset impairment charge which included asset impairment losses incurred on closed facilities, severance and related employee benefit costs for terminated employees and various other charges as detailed in Note J in the Notes to Consolidated Financial Statements. Also resulting from these plans, the Company incurred $44,154 in charges related to consolidation inefficiencies, inventory write-downs, customer bankruptcies, environmental matters and the Mattress Division issue as described in Note J in the Notes to Consolidated Financial Statements.These unusual and nonrecurring charges are included in cost of sales and selling, general and administrative (SG&A) expenses in the 1997 Statement of Operations.

Below is a comparison of cost data for the past three years (as a percent of net sales):

                                       1997              1996              1995
                                       ----              ----              ----
Cost of sales                          88.8%             83.6%             83.1%
SG&A expenses                          18.9              14.2              13.4

The increase in cost of sales was primarily attributable to the restructuring and other unusual and nonrecurring charges, with $29,325 of these charges included in cost of sales. Inventory write-downs and losses resulting from exiting three sales divisions and several plants during 1997, transition costs of consolidating operations, losses incurred in closing facilities and carrying costs of closed facilities were the primary factors driving the cost of sales percentage increase.While management does expect to incur additional expenses of $10,540 in 1998 related to plant consolidations and carrying costs of closed facilities, it believes that efficiencies will be realized in labor and overhead expenses in the facilities involved in consolidations.

In 1996, cost of sales was up slightly as the Company incurred a one-time pre-tax charge of $2,675 in recording the costs and expenses related to the closure of one plant in the Motion Division and the consolidation of that plant's business into the remaining Motion Division plants. The charge also included the write-down of certain inventories and adjustments in fixed asset carrying values. Gross profit margins continued to decline as material costs increased. Also, overhead as a percent of net sales increased as sales volume declined.

The current year increase in SG&A expenses as a percentage of sales was attributable to several factors. The activities related to the restructuring and unusual and nonrecurring charges resulted in $14,829 of additional SG&A expenses in 1997. In addition, the Company implemented a co-op advertising program during 1997 and increased its spending for sales promotion. Expenses related to both the Bassett Furniture Direct (BFD) stores and Gallery stores increased significantly. For example, a structured training program for the BFD stores was implemented during the year. Several one-time expenses were incurred during the fourth quarter, including consultants and various professional services, to assist the Company and develop strategies for future operating improvements. Finally, expense associated with the stock options granted during 1997 was incurred in the third and fourth quarters. We expect SG&A expenses to average between 15% and 16% of sales in future periods.

During 1996, SG&A expenses as a percent of net sales increased slightly as net sales declined, resulting from the fixed cost elements of many SG&A expenses.

OTHER INCOME, NET

Other income was down $1,600 from the 1996 level. Gains from the sale of investment securities declined $4,900 as management decided not to further liquidate its investment portfolio until its new investment strategy is formulated and implemented. This decrease in income was offset by increased income from interest bearing investments, equity in undistributed earnings of affiliates, gains on sales of properties and decreased net cost related to corporate

Bassett Furniture Industries, Incorporated and Subsidiaries
(dollar amounts in thousands)


MANAGEMENT'S DISCUSSION AND ANALYSIS - CONTINUED

owned life insurance. In late 1997, the Company changed its investment strategy from primarily tax free municipal securities to selected taxable securities to enhance its overall investment return, which provided some of the above mentioned increases in investment income. Note I in the Notes to Consolidated Financial Statements provides the components of other income for the last three years.

INCOME TAXES

The effective income tax rate for 1997 was (53.3)% compared to 17.0% in 1996 and 24.0% in 1995. The unusual rate for the year was a result of the restructuring, impaired asset and other unusual and nonrecurring charges incurred, leaving the Company with a loss for the year. Non-taxable income items had a similar impact on the effective tax rate for 1997 as they did in 1996. Note F in the Notes to Consolidated Financial Statements contains complete disclosure of the Company's income tax status for the past three years.

LIQUIDITY AND CAPITAL RESOURCES:

Cash provided by operating activities was $21,320 in 1997 compared to $25,527 in 1996 and $26,316 in 1995. The decrease was partially attributable to the expenses related to the plant closings and the transition costs of moving the production of certain products from the closed plants to continuing plants. Inventory decreases, as a result of the discontinued divisions and plants, totaling $25,368 were a significant source of working capital. For the last few years prior to 1997, working capital generated by operations remained constant.

As in prior years, the Company continued to purchase, rather than lease, its capital equipment requirements. During 1997, $10,824 was spent for new equipment and improvement of existing facilities; in 1996, comparable purchases totaled $9,627. A comparison of property and equipment purchases and depreciation charges is shown below:

                                                  1997         1996        1995
                                                -------       ------      ------
Purchases of property and equipment             $10,824       $9,627      $7,226
Depreciation charges                              6,192        6,312       8,607

The Company plans to expend substantial funds in the upcoming two to three years to enhance the environmental efficiencies of the facilities. These plans include replacing certain of our boilers and renovating others for the short-term, while considering alternate cleaner sources of energy for the long-term future.

The Company purchased and retired 60,000 shares of its Common Stock during 1997. The average cost of the shares purchased was $22.50, resulting in a total expenditure of $1,350. In 1996, the Company purchased and retired 584,343 shares for $14,119, while in 1995, 429,701 shares were purchased and retired for $10,125.

The current ratio for the past two years was 4.18 to 1 and 6.42 to 1, respectively. Working capital was $152,577 at November 30, 1997 and $164,373 at November 30, 1996. Cash provided by operating activities is expected to be adequate for normal future cash requirements. There were no material commitments for capital expenditures at November 30, 1997. Capital expenditures made in the future for normal expansion are anticipated to be made from funds generated by operating activities. The Company has not typically used the debt or equity markets as sources of funds or capital.

The Company's consolidated financial statements are prepared on the basis of historical dollars and are not intended to show the impact of inflation or changing prices. Neither inflation nor changing prices has had a material effect on the Company's consolidated financial position and results of operations in prior years.

CONTINGENCIES:

The Company is involved in various claims and litigation, including a lawsuit concerning our Mattress Division, as well as environmental matters at certain plant facilities, which arise in the normal course of business. The details of these matters are described in Note K in the Notes to Consolidated Financial Statements. Although the final outcome of these legal and environmental matters cannot be determined, based on the facts presently known, it is management's opinion that the final resolution of these matters will not have a material adverse effect on the Company's financial position or future results of operations.

YEAR 2000:

Over the past few years, the Company has been steadily reengineering its business processes and information systems to prepare for the conversion to year 2000. This effort has incorporated an analysis of Year 2000 issues and, as a result, management believes that appropriate and timely action has been taken to minimize the negative impact of this event. The Year 2000 issue results from the inability of many computer systems and applications to recognize the year 2000 as the year following 1999. This could cause systems to process critical information incorrectly. The Company plans to implement new systems and technologies in 1998 and 1999 that will provide solutions to these issues. In addition, the Company plans to purchase an enterprise system in 1998, which will be implemented prior to year 2000, which will be in compliance with Year 2000 issues. The Company continues to work with it customers, suppliers and third party service providers to identify external weaknesses and provide solutions which will prevent the disruption of business activities at that time.

SAFE HARBOR-FORWARD-LOOKING STATEMENTS:

This discussion contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations and business of Bassett Furniture Industries, Incorporated. These forward-looking statements involve certain risks and uncertainties. No assurance can be given that any such matters will be realized. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (I) competitive conditions in the industry in which Bassett operates; and (II) general economic conditions that are less favorable than expected.

CONSOLIDATED BALANCE SHEETS
Bassett Furniture Industries, Incorporated and Subsidiaries
(dollars in thousands except per share data)


ASSETS
                                                                                    NOVEMBER 30,
                                                                             -------------------------
                                                                                1997            1996
                                                                             ---------        --------
CURRENT ASSETS
    Cash and cash equivalents ........................................       $  29,552        $ 57,285
    Marketable securities ............................................          49,985              --
    Trade accounts receivable, less allowances for doubtful
         accounts (1997- $1,984; 1996- $1,355) ........................         57,327          65,417
    Inventories .......................................................         41,714          67,082
    Prepaid expenses .................................................           1,405           1,493
    Refundable income taxes ..........................................           5,025             845
    Deferred income taxes ............................................          15,476           2,597
                                                                             ---------        --------
                                                                               200,484         194,719
                                                                             ---------        --------
PROPERTY AND EQUIPMENT
    Buildings ........................................................          50,021          74,597
    Equipment ........................................................         114,495         139,557
                                                                             ---------        --------
                                                                               164,516         214,154
    Less allowances for depreciation .................................         124,547         162,150
                                                                             ---------        --------
                                                                                39,969          52,004
    Land .............................................................           3,510           4,375
                                                                             ---------        --------
                                                                                43,479          56,379
                                                                             ---------        --------

OTHER ASSETS
    Investment securities ............................................          29,922          29,625
    Investment in affiliated companies ...............................          30,502          45,821
    Deferred income taxes ............................................           1,866              --
    Assets held for sale .............................................           3,506              --
    Other ............................................................          10,566           8,622
                                                                             ---------        --------
                                                                                76,362          84,068
                                                                             ---------        --------
                                                                             $ 320,325        $335,166
                                                                             =========        ========
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable .................................................       $  21,694        $ 20,541
    Accrued liabilities ..............................................          26,213           9,805
                                                                             ---------        --------
                                                                                47,907          30,346
                                                                             ---------        --------
LONG-TERM LIABILITIES
    Employee benefits ................................................          11,248          10,835
    Deferred income taxes ............................................              --           2,504
                                                                             ---------        --------
                                                                                11,248          13,339
                                                                             ---------        --------
COMMITMENTS AND CONTINGENCIES (NOTES A AND J)

STOCKHOLDERS' EQUITY
    Common stock, par value $5 a share, 50,000,000 shares authorized..          65,256          65,378
    Additional paid in capital .......................................           2,438              --
    Retained earnings ................................................         188,761         222,417
    Unrealized holding gains, net of income tax effect ...............           5,575           3,686
    Unamortized stock compensation ...................................            (860)             --
                                                                             ---------        --------
                                                                               261,170         291,481
                                                                             ---------        --------
                                                                             $ 320,325        $335,166
                                                                             =========        ========

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF OPERATIONS
Bassett Furniture Industries, Incorporated and Subsidiaries
(dollars in thousands except per share data)

                                                            YEAR ENDED NOVEMBER 30,
                                                   ----------------------------------------
                                                      1997            1996           1995
                                                   ---------        --------       --------
Net Sales ..................................       $ 446,893        $450,717       $490,817
                                                   ---------        --------       --------
Costs and Expenses
  Cost of Sales ............................         396,875         379,259        407,750
  Selling, General and Administrative ......          84,694          64,152         65,938
  Restructuring and Impaired Asset Charges..          20,646              --             --
                                                   ---------        --------       --------
                                                     502,215         443,411        473,688
                                                   ---------        --------       --------
Income (loss) from Operations ..............         (55,322)          7,306         17,129
Other Income, Net ..........................          13,367          14,982         13,000
                                                   ---------        --------       --------
Income (loss) Before Income Taxes ..........         (41,955)         22,288         30,129
Income Taxes ...............................         (22,346)          3,787          7,226
                                                   ---------        --------       --------
Net Income (loss) ..........................       $ (19,609)       $ 18,501       $ 22,903
                                                   =========        ========       ========
Net Income (loss) Per Share ................       $   (1.50)       $   1.39       $   1.63
                                                   =========        ========       ========


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Bassett Furniture Industries, Incorporated and Subsidiaries
(dollars in thousands )

                                                             COMMON STOCK        ADDITIONAL                             UNAMORTIZED
                                                        ----------------------    PAID-IN     RETAINED    UNREALIZED       STOCK
                                                          SHARES       AMOUNT     CAPITAL     EARNINGS   HOLDING GAINS  COMPENSATION
                                                        ----------    --------    -------    ---------   -------------  ------------
BALANCE, DECEMBER 1, 1994 ............................  14,086,815    $ 70,434    $    --    $ 221,950      $ 2,809        $  --
  Net income .........................................          --          --         --       22,903           --           --
  Cash dividends .....................................          --          --         --      (11,197)          --           --
  Issuance of Common Stock to non-employee directors..       1,839           9         40           --           --           --
  Purchase and retirement of Common Stock ............    (429,701)     (2,148)       (40)      (7,937)          --           --
  Net change in unrealized holding gains .............          --          --         --           --        2,081           --
                                                        ----------    --------    -------    ---------      -------        -----
BALANCE, NOVEMBER 30, 1995 ...........................  13,658,953      68,295         --      225,719        4,890           --

  Net income .........................................          --          --         --       18,501           --           --
  Cash dividends .....................................          --          --         --      (10,626)          --           --
  Issuance of Common Stock to non-employee directors..         985           5         20           --           --           --
  Purchase and retirement of Common Stock ............    (584,343)     (2,922)       (20)     (11,177)          --           --
  Net change in unrealized holding gains .............          --          --         --           --       (1,204)          --
                                                        ----------    --------    -------    ---------      -------        -----
BALANCE, NOVEMBER 30, 1996 ...........................  13,075,595      65,378         --      222,417        3,686           --

  Net loss ...........................................          --          --         --      (19,609)          --           --
  Cash dividends .....................................          --          --         --      (13,041)          --           --
  Issuance of Common Stock to non-employee directors..       4,288          21         86           --           --           --
  Purchase and retirement of Common Stock ............     (60,000)       (300)       (44)      (1,006)          --           --
  Issuance of Restricted Common Stock to officers ....      31,396         157        714           --           --         (871)
  Amortization of stock compensation .................          --          --         --           --           --           11
  Stock option grants ................................          --          --      1,682           --           --           --
  Net change in unrealized holding gains .............          --          --         --           --      $ 1,889           --
                                                        ----------    --------    -------    ---------      -------        -----
BALANCE, NOVEMBER 30, 1997 ...........................  13,051,279    $ 65,256    $ 2,438    $ 188,761      $ 5,575        $(860)
                                                        ==========    ========    =======    =========      =======        =====

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Bassett Furniture Industries, Incorporated and Subsidiaries
(dollars in thousands)

                                                                                         YEAR ENDED NOVEMBER 30,
                                                                                 ------------------------------------------
                                                                                   1997             1996             1995
                                                                                 --------         --------         --------
OPERATING ACTIVITIES
     Net income (loss) ....................................................      $(19,609)        $ 18,501         $ 22,903
     Adjustments to reconcile net income to net cash
        provided by operating activities:
        Unused reserves for impairment of assets ..........................        11,181               --               --
        Depreciation and amortization .....................................         6,192            6,312            8,607
        Equity in undistributed income of affiliated companies ............        (5,926)          (5,422)          (4,986)
        Provision for losses on trade accounts receivable .................         7,706              241              607
        Net gain from sales of investment securities ......................        (1,804)          (6,720)          (4,142)
        Net (gain) loss from sales of property, and equipment .............           970              (29)              (1)
        Compensation earned under restricted stock and stock option plans..         1,693               --               --
        Deferred income taxes .............................................       (18,549)             527             (108)
        Changes in deferred liabilities ...................................           413              538              766
        Changes in operating assets and liabilities:
           Trade accounts receivable ......................................           384            2,934            2,739
           Other receivables ..............................................          (168)             127              (31)
           Inventories and prepaid expenses ...............................        25,456           14,409             (703)
           Accounts payable and accrued liabilities .......................        17,561           (4,144)            (512)
           Income taxes ...................................................        (4,180)          (1,747)           1,177
                                                                                 --------         --------         --------
                               NET CASH PROVIDED BY OPERATING ACTIVITIES           21,320           25,527           26,316

INVESTING ACTIVITIES
     Purchases of property, and equipment .................................       (10,824)          (9,627)          (7,226)
     Proceeds from sales of property, and equipment .......................         1,875               91               49
     Purchases of marketable securities ...................................       (49,985)              --               --
     Purchases of investment securities ...................................          (207)          (6,588)          (4,073)
     Proceeds from sales of investment securities .........................         4,903           20,793           16,157
     Dividends from affiliated company ....................................        21,245               --            1,089
     Additional investment in affiliated company ..........................            --               --           (1,100)
     Change in investment in corporate owned life insurance ...............        (1,153)             738             (920)
     Other ................................................................          (623)            (260)              (3)
                                                                                 --------         --------         --------
                     NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES          (34,769)           5,147            3,973

FINANCING ACTIVITIES
     Issuance of Common Stock .............................................           107               25               49
     Purchase of Common Stock .............................................        (1,350)         (14,119)         (10,125)
     Cash dividends .......................................................       (13,041)         (10,626)         (11,197)
                                                                                 --------         --------         --------
                                   NET CASH USED IN FINANCING ACTIVITIES          (14,284)         (24,720)         (21,273)
                                                                                 --------         --------         --------
CHANGE IN CASH AND CASH EQUIVALENTS .......................................       (27,733)           5,954            9,016
CASH AND CASH EQUIVALENTS - beginning of year .............................        57,285           51,331           42,315
                                                                                 --------         --------         --------
CASH AND CASH EQUIVALENTS - end of year ...................................      $ 29,552         $ 57,285         $ 51,331
                                                                                 ========         ========         ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest payments .........................................................      $  8,205         $  5,495         $  3,136
                                                                                 ========         ========         ========
Income tax payments .......................................................      $  1,402         $  5,007         $  6,157
                                                                                 ========         ========         ========


The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Bassett Furniture Industries, Incorporated and Subsidiaries
(dollars in thousands except per share data)

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

Marketable Securities
The Company considers investments in government agencies with various maturities, but with short-term calls, to be marketable securities. The carrying amount approximates fair value because of the short-term nature of the investments.

Trade Accounts Receivable
The Company has only one business segment, the manufacture and sale of household furniture. Substantially all of the Company's trade accounts receivable are due from retailers in this segment throughout the United States. The Company performs on-going evaluations of its customers' credit worthiness and, generally, requires no collateral. There is no disproportionate concentration of credit risk.

Inventories
All inventories are valued at last-in, first-out (LIFO) cost which is not in excess of market value.

Property and Equipment
Property and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the respective assets utilizing straight-line and accelerated methods. The Company reviews the carrying value of property and equipment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Measurement of any impairment would include a comparison of estimated future operating cash flows anticipated to be generated during the remaining life to the net carrying value of the asset.

Investment  Securities
The Company classifies its investment securities as available-for-sale, which is reported at fair value. Unrealized holding gains and losses, net of the related income tax effect, on available-for-sale securities are excluded from income and are reported as a separate component of stockholders' equity. Realized gains and losses from securities classified as available-for-sale are included in income and are determined using the specific identification method for ascertaining the cost of securities sold.

Investment in Affiliated Companies
The equity method of accounting for investments in common stock is used for the Company's investment in affiliated companies in which the Company exercises significant influence but does not maintain control through majority ownership.

Assets Held For Sale
Several manufacturing facilities, with their related equipment, were closed during 1997 and are being held for sale. Those facilities were written down to their estimated fair market value and depreciation of the facilities was terminated at the time of closure.

Investment in Corporate Owned Life Insurance
The company is the beneficiary of life insurance policies with a face value of $756,592, which are maintained to fund various employee and director benefit plans. Policy loans outstanding of $106,775 and $103,966 at November 30, 1997 and 1996, respectively, are recorded as a reduction in the cash surrender value of these policies that is included in other assets in the accompanying consolidated balance sheets. The net life insurance expense, which includes premiums and interest on policy loans, net of increases in cash surrender values and death benefits received, is included in other income in the accompanying consolidated statements of operations.

Revenue Recognition
Revenue from sales is recognized when the goods are shipped to the customer. Sales to one customer, as a percent of gross sales, amounted to 14% in 1997, 15% in 1996 and 14% in 1995.

Income Taxes
Deferred income taxes are determined based on the difference between the financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Earnings Per Share
Earnings per share is computed based on the weighted average number of shares outstanding during each period. The effect of common stock equivalents on earnings per share is not material.

In March 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share." This Statement requires the presentation of basic earnings per share (net income available to common shareholders divided by the weighted average number of shares of common stock outstanding) and a disclosure reconciling the numerator and the denominator of the earnings per share calculations. SFAS No. 128 is effective for interim and annual periods ending after December 15, 1997, and early application is prohibited.

Accordingly, the accompanying financial statements do not reflect the provisions of SFAS No. 128. The Company will adopt the provisions of SFAS No. 128 in the first quarter of fiscal 1998. Management does not expect the impact of the adoption of this statement on the Company's financial position and results of operations to be material.

Bassett Furniture Industries, Incorporated and Subsidiaries
(dollars in thousands except per share data)

A.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Stock-Based Compensation
As permitted by Statement of Financial Accounting Standards (SFAS) No. 123, "Stock-Based Compensation," the Company has continued to measure compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Pro forma disclosures of net income and earnings per share are presented as if the fair value-based method prescribed by SFAS NO. 123 had been applied in measuring compensation expense for the periods required by the Statement.

Comprehensive Income
In June 1997, the Financial Accounting Standards board issued SFAS No. 130, "Reporting Comprehensive Income." This Statement establishes standards for the prominent reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income is the total of net income and other changes in equity that are excluded from the measurement of income. The Statement is effective for fiscal years beginning after December 15, 1997. The Company plans to adopt the provisions of this Statement in fiscal 1999. Management does not expect the impact of the adoption of this Statement on the Company's financial positon and results of operations to be material.

Segment Reporting
In June 1997, the Financial Accounting Standards Board issued SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information." This statement introduces a new model for segment reporting and requires that the Company report profit and loss, assets and liabilities by segment. The statement is effective for fiscal years beginning after December 15, 1997. The Company plans to adopt the provisions of this Statement in fiscal 1999. Management does not expect the impact of adoption of this Statement on the Company's financial position and results of operations to be material.

B.   INVENTORIES

Inventories consist of the following:

                                                     November 30,
                                                ----------------------
                                                 1997            1996
                                                 ----            ----
Finished goods                                  $29,485        $42,594
Work in process                                   9,025         14,008
Raw materials and supplies                       28,420         38,276
                                                -------        -------
Total inventories on first-in, first-out
  cost method                                    66,930         94,878
LIFO adjustment                                  25,216         27,796
                                                -------        -------
                                                $41,714        $67,082
                                                =======        =======

During 1997, the company liquidated certain LIFO inventories which decreased cost of sales by approximately $3,450.

C.   INVESTMENT SECURITIES

Investment securities by major security type are as follows:

                                            November 30, 1997
                                         ------------------------
                                           Gross         Gross
                                         Unrealized    Unrealized
                                           Holding       Holding         Fair
                              Cost          Gains         Losses         Value
                              ----          -----         ------         -----
Equity securities           $13,051        $8,249        $     1        $21,299
Mutual funds                  2,277           792             --          3,069
Municipal securities          5,460            94             --          5,554
                            -------        ------        -------        -------
                            $20,788        $9,135        $     1        $29,922
                            =======        ======        =======        =======


                                                   November 30, 1996
                                               -------------------------
                                                 Gross           Gross
                                               Unrealized     Unrealized
                                                 Holding        Holding         Fair
                                     Cost         Gains         Losses          Value
                                     ----         -----         ------          -----
Equity securities                  $15,014        $6,007        $   613        $20,408
Mutual funds                         3,145           579             54          3,670
Municipal securities                 5,521            26             --          5,547
                                   -------        ------        -------        -------
                                   $23,680        $6,612        $   667        $29,625
                                   =======        ======        =======        =======

Maturities of the municipal securities held are five years or less


D.   INVESTMENT IN AFFILIATED COMPANIES
The Company has minority equity interests in two entities that provide services and raw materials to various furniture and furniture accessory manufacturers. The recorded investment in these entities at November 30, 1997 and 1996, exceeds the Company's interest in the underlying net assets of these entities by $9,689 and $10,110, respectively. This difference is being amortized and the related investment balance reduced utilizing the straight line method over 35 years. Summarized combined financial information for these affiliated companies is as follows:

                                1997           1996           1995
                                ----           ----           ----
Total assets                  $56,794        $93,187        $86,474
Total liabilities              10,212         10,263          9,905
Revenues                       41,730         40,221         39,457
Income from operations         23,027         21,099         20,993
Net income                     15,104         13,992         12,778
Dividends received             21,245             --          1,089

The Company had $20,479 and $35,486 of undistributed earnings from these investments included in retained earnings at November 30, 1997 and 1996, respectively. Deferred income taxes related to these undistributed earnings have been provided in the accompanying consolidated financial statements of the Company.

Bassett Furniture Industries, Incorporated and Subsidiaries
(dollars in thousands except per share data)

E.   ACCRUED LIABILITIES
Accrued liabilities consist of the following:

                                               November 30,
                                         ---------------------
                                           1997           1996
                                           ----           ----
Compensation and related benefits        $10,016        $8,475
Severance and related employee
  benefit costs                            4,910            --
Advertising and rebates                    3,781           321
Other                                      7,506         1,009
                                         -------        ------
                                         $26,213        $9,805
                                         =======        ======

F.   INCOME TAXES

A reconciliation of the statutory federal income tax rate and the effective income tax rate, as a percentage of income (loss) before income taxes, is as follows:

                                                1997             1996            1995
                                                ----             ----            ----
Statutory federal income tax rate              (35.0%)          35.0%            35.0%
Dividends received exclusion                     (.7)           (1.6)            (1.7)
Tax exempt interest                             (1.0)           (3.4)            (2.4)
Undistributed affiliate income                  (4.2)           (6.5)            (4.5)
Corporate owned life insurance                  (4.3)           (7.0)            (2.7)
State income tax, net of
 federal benefit                                (6.0)            0.9              1.9
Tax credits                                        -               -             (0.2)
Property donation                               (3.2)              -                -
Other                                            1.1            (0.4)            (1.4)
                                               -----            ----             ----
Effective income tax rate                      (53.3%)          17.0%            24.0%
                                               =====            ====             ====


The income tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at November 30, are as follows:

                                                              1997            1996
                                                              ----            ----
   Deferred income tax assets:
     Trade accounts receivable                              $ 1,554          $  515
     Inventories                                              3,488             840
     Investment securities                                        -             333
     Impaired asset reserves                                  4,634               -
     Retirement benefits                                      5,047           4,105
     Severance and related employee benefit cost              1,915               -
     Net operating loss carry forwards                          900               -
     Other liabilities and reserves                           8,768           1,769
                                                            -------          ------
         Total gross deferred income tax assets              26,306           7,562
                                                            -------          ------

   Deferred income tax liabilities:
     Property and equipment                                   2,939           2,334
     Undistributed affiliate income                           1,983           2,697
     Prepaid expenses                                           483             179
     Unrealized holding gains                                 3,559           2,259
                                                            -------          ------
         Total gross deferred income tax liabilities          8,964           7,469
                                                            -------          ------
         Net deferred income tax assets                     $17,342          $   93
                                                            =======          ======

The Company has recorded $900 for the benefit of approximately $13,400 in state income tax loss carry-forwards which expire in varying amounts between 2003 and 2013. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carry forwards. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred income tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of the deferred income tax assets.

The components of the income tax provision (benefit) are as follows:

                                      1997       1996      1995
                                      ----       ----      ----
Federal                             $(3,968)    $3,140    $6,455
State                                   171        268       879
Deferred                            (18,549)       379      (108)
                                   --------     ------    ------
Total                              $(22,346)    $3,787    $7,226
                                   ========     ======    ======

G.   RETIREMENT PLANS
The Company has a qualified defined contribution plan (Employee Savings/ Retirement Plan) which covers all employees, with over one year service, who elect to participate and have fulfilled the necessary service requirements. Employee contributions to the Plan are matched by the Company at the rate of 115% of the first 2% through 5% of the employee's contribution, based on seniority. The Plan incorporates provisions of Section 401(k) of the Internal Revenue Code. The expense for the Plan for 1997, 1996 and 1995, amounted to approximately $2,453, $2,379 and $2,395, respectively.

The Company has a Supplemental Retirement Income Plan that covers certain senior executives and provides additional retirement and death benefits. Also, the Company has a Deferred Compensation Plan for certain senior executives which provides for voluntary deferral of compensation, otherwise payable. The unfunded future liability of the Company under these Plans is included in long-term liabilities.

H.   CAPITAL STOCK AND STOCK COMPENSATION
The Company has a Long Term Incentive Stock Option Plan which was adopted in 1993. Under the stock option plan, the Company has reserved for issuance, 450,000 shares of Common Stock of which 33,675 are available for grant at November 30, 1997. Options granted under the plan may be for such terms and exercised at such times as determined at the time of grant by the Organization, Compensation and Nominating Committee of the Board of Directors. Options to purchase 360,750 shares of Common Stock were granted during 1997 to officers and key employees. The exercise price of these options is $22,625 which equaled the fair market value of the Company's Common Stock at the date of the grant. However, this exercise price was less than the fair market value at the measurement date for 330,000 of the options granted. All of these options became exercisable in 1997. Compensation expense related to these options of $1,682 is included in selling, general and administrative expenses in the accompanying 1997 consolidated statement of operations. These options expire at various dates through 2007.

Bassett Furniture Industries, Incorporated and Subsidiaries
(dollars in thousands except per share data)

H.   CAPITAL STOCK AND STOCK COMPENSATION - CONTINUED

The Company has a Stock Plan for Non-Employee Directors which was adopted in 1993. Under this stock option plan, the Company has reserved for issuance, 75,000 shares of Common Stock of which 45,000 are available for grant at November 30, 1997. Under the terms of this plan, each non-employee director will automatically be granted an option to purchase 500 shares of Common Stock on April 1 of each year. These options are exercisable for ten years commencing six months after the date of the grant. An additional 17,500 options to purchase common Stock were awarded to non-employee directors during 1997. These options are exercisable for five years commencing six months after the date of the grant.

Option activity under these plans is as follows:

                                                             Number of      Average price
                                                              shares          per share
                                                              ------          ---------
Outstanding at November 30, 1994                              345,217           $32.10
  Granted in 1995                                               4,500           $26.50
  Exercised in 1995                                                 -                -
  Cancelled in 1995                                           (17,292)          $30.07
                                                              -------

Outstanding at November 30, 1995                              332,425           $32.13
  Granted in 1996                                               4,500           $25.75
  Exercised in 1996                                                 -                -
  Cancelled in 1996                                           (15,300)          $32.40
                                                               ------

Outstanding at November 30, 1996                              321,625           $32.02
  Granted in 1997                                             382,750           $22.87
  Exercised in 1997                                            (2,000)          $25.97
  Cancelled in 1997                                           (49,577)          $31.50
                                                               ------

Outstanding at November 30, 1997                              652,798           $26.80
                                                              =======

Exercisable at November 30, 1997                              602,726           $26.22
Exercisable at November 30, 1996                              267,770           $31.88
Exercisable at November 30, 1995                              251,923           $31.91

The following table summarizes information about stock options outstanding at November 30, 1997


                                             Options Outstanding                             Options Exercisable
                                             -------------------                             -------------------
                                             Weighted
                            Number            average           Weighted               Number                  Weighted
   Range of              outstanding         remaining          average             exercisable at              average
   exercise              at Nov. 30,        contractual         exercise               Nov. 30,               exercisable
    prices                   1997           life (years)          price                  1997                    price
    ------                   ----           ------------          -----                  ----                    -----
$22.63 - $27.75            442,150              9.0              $23.35                424,650                   $23.17
  28.00 - 37.40            210,648              5.0               33.79                178,076                    33.51
---------------            -------              ---              ------                -------                   ------
$22.63 - $37.40            652,798              7.7              $26.72                602,726                   $26.22
===============            =======              ===              ======                =======                   ======

The Company has elected to continue to account for stock option grants under ABP Opinion No. 25 and is required to provide pro forma disclosures of what net income and earnings per share would have been had the Company adopted the new fair value method for recognition purposes under SFAS No. 123. The following information is presented as if the Company had adopted SFAS No. 123 and restated its results:

                                        1997           1996
                                        ----           ----
Net Income (loss):
  As reported                         $(19,609)       $18,501
  Pro Forma                           $(19,945)       $18,481
Net Income (loss) per share:
 As reported                            $(1.50)         $1.39
 Pro Forma                              $(1.53)         $1.38

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted average assumptions:

                                     1997           1996
                                     ----           ----
Expected lives                     5 years        5 years
Risk-free interest rate             6.6%           6.3%
Expected volatility                29.5%          29.6%
Dividend yield                      3.3%           2.8%

The weighted average fair value of options granted during 1997 and 1996 were $6.15 and $7.23, respectively. Because the SFAS No. 123 method of accounting has not been applied to options granted prior to December 15, 1995, the above pro forma amounts may not be representative of the estimated compensation costs to be expected in future years utilizing this pro forma approach.

During 1997, the company issued 31,396 shares of restricted common stock under the 1993 Long Term Incentive Stock Option Plan as compensation for certain key salaried employees. These shares carry dividend and voting rights. Sale of these shares is restricted prior to the date of vesting which is five years from the date of grant. Shares issued under this plan were recorded at their fair market value on the date of the grant with a corresponding charge to stockholders' equity. The unearned portion is being amortized as compensation expense on a straight-line basis over the related vesting period. Compensation expense related to this grant was $11 in 1997.

I. OTHER INCOME, NET

                                           1997              1996             1995
                                           ----              ----             ----
Dividends                                $  1,141         $  1,497         $  2,209
Interest (principally tax exempt)           3,328            2,361            2,360
Equity in undistributed income
  of affiliated companies                   5,926            5,422            4,986
Net gain from sales of investment
  securities                                1,804            6,720            4,142
Corporate owned life insurance,
  net of interest expense                  (1,148)          (2,125)          (1,676)
Other                                       2,316            1,107              979
                                         --------         --------         --------
                                         $ 13,367         $ 14,982         $ 13,000
                                         ========         ========         ========

Interest expense on corporate owned life insurance policy loans was $7,295 in 1997, $6,377 in 1996 and $3,898 in 1995.


J. RESTRUCTURING, IMPAIRED ASSET AND OTHER UNUSUAL AND NONRECURRING CHARGES:

During 1997, the Company commenced the restructuring of certain of its operations and recorded restructuring and impaired asset charges of $20,646. The restructuring plan is the result of management's decision to

Bassett Furniture Industries, Incorporated and Subsidiaries
(dollars in thousands except per share data)

J. RESTRUCTURING, IMPAIRED ASSET AND OTHER UNUSUAL AND
   NONRECURRING CHARGES: - CONTINUED

focus on it's core Bassett product line and efforts to improve operating efficiencies. The principal actions of the plan include the closure or sale of fourteen manufacturing facilities, elimination of three product lines (National/Mt. Airy, Impact and veneer production) and the severance of approximately 1,000 employees. The major components of the restructuring and impairment of assets charges and the remaining reserves as of November 30, 1997 are as follows:

                                                     Writedown of
                                                     property and
                                                     equipment to
                                       Original     net realizable     Reserves        Reserve
                                       charges          value          utilized        balance
                                       -------          -----          --------        -------
Non-cash write-downs of
  property and equipment
  to net realizable value              $13,362         $13,362              -               -
Severance and related
  employee benefit cost                  5,684               -            774           4,910
Lease exit costs                           614               -              -             614
Other                                      986               -            261             725
                                       -------         -------         ------          ------
Total                                  $20,646         $13,362         $1,035          $6,249
                                       =======         =======         ======          ======

The Company completed the closure of five of the fourteen manufacturing facilities, disposed of one of the facilities and severed approximately 600 employees during 1997. Eight additional facilities were closed subsequent to year-end and management expects to complete the remaining restructuring actions during 1998. Net sales and operating income from activities which were discontinued were $46,221 and $(31,602) respectively in 1997, $60,119 and $(1,867) respectively in 1996, and $70,149 and $(1,495) respectively in 1995.

As a result of the plan, additional unusual and nonrecurring charges including moving costs, plant consolidation inefficiencies and inventory write-downs totaling $31,654 were recorded in 1997. Of these costs, $28,325 are included in cost of goods sold and $3,329 are included in selling, general and administrative expenses in the accompanying 1997 consolidated statement of operations. The Company estimates that additional charges due to plant inefficiencies and idle facilities of approximately $10,540 will be incurred during 1998. After an income tax benefit of $20,397, the restructuring and impaired asset charges of $20,646 and additional nonrecurring charges of $31,654 reduced fiscal year 1997 net income by $31,903 or $2.34 per share.

In addition, the Company incurred other unusual and nonrecurring charges during 1997 of $12,500 related to customer bankruptcies, environmental matters and issues related to the Mattress Division (Note K). Of these charges, $1,000 are included in cost of goods sold and $11,500 are included in selling, general and administrative expenses in the accompanying 1997 consolidated statement of operations. After an income tax benefit of $4,875, these other unusual and nonrecurring charges reduced fiscal year 1997 net income by $7,625 or $.56 per share.

K. CONTINGENCIES

In June 1997, the Company's management learned that certain mattresses and box springs manufactured by a subsidiary, E. B. Malone Corporation, for sale to two major retail customers, were made with different specifications than those originally manufactured for sale by these retailers. To remedy this situation, the Company implemented a program under which consumers who purchased these products can obtain a rebate directly from the Company.

On June 18, 1997, a suit was filed in the Superior Court of the State of California for the County of Los Angeles (the "Superior Court") against the Company, two major retailers and certain current and former employees of the Company seeking certification of a class consisting of all consumers who purchased the above described products from these two major retailers. The suit alleges various causes of action, including negligent misrepresentation, breach of warranty, violations of deceptive practices laws, and fraud, and seeks compensatory damages of $100 million and punitive damages. The Company filed a demurrer seeking to dismiss several of the causes of action and on September 12, 1997, the Superior Court sustained the demurrer but granted the plaintiffs leave to amend. Plaintiffs thereafter filed a Second Amended Complaint adding certain independent retailers as additional plaintiffs. On December 17, 1997, the Superior Court again sustained the Company's demurrer to plaintiffs' fraud, negligent misrepresentation and conspiracy counts, and plaintiffs filed a Third Amended Complaint. On February 10, 1998 the Superior Court sustained the Company's demurrer, without leave to amend the class action allegations of the Third Amended Complaint and ordered the case transferred out of the class action department. The Superior Court also sustained a demurrer, without leave to amend, to many of the individual claims. As a result of these rulings, the number and types of claims have been substantially reduced. Although it is impossible to predict the ultimate outcome of this litigation, the Company intends to vigorously defend this suit because it believes that the damages sought are unjustified and because certification of a class of consumers is unnecessary and inappropriate in this case. Because the Company believes that the two major retailers were unaware of the changes in product specifications, the Company has agreed to indemnify the two major retailers with respect to the above.

The Company is also involved in various other claims and actions, including environmental matters at certain of its plant facilities, which arise in the normal course of business. Although the final outcome of these legal and environmental matters cannot be determined, based on the facts presently known, it is management's opinion that the final resolution of these matters will not have a material adverse effect on the Company's financial position or future results of operations.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Bassett Furniture Industries, Incorporated:

   We have audited the accompanying consolidated balance sheet of Bassett Furniture Industries, Incorporated (a Virginia corporation) and subsidiaries as of November 30, 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying 1996 and 1995 financial statements of Bassett Furniture Industries, Incorporated and subsidiaries were audited by other auditors whose report dated December 17, 1996 expressed an unqualified opinion on those financial statements.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the 1997 financial statements referred to above present fairly, in all material respects, the financial position of Bassett Furniture Industries, Incorporated and subsidiaries as of November 30, 1997, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.


                                             /s/ Arthur Andersen LLP
                                             -----------------------------------

Greensboro, North Carolina,
January 2, 1998

BOARD OF DIRECTORS


P. FULTON
Chairman of the Board and               W.H. GOODWIN, JR.
Chief  Executive Officer                Chairman of the Board
                                        CCA Industries, Inc.
P.W. BROWN, M.D.
Partner, Virginia Surgical Associates   J.W. MCGLOTHLIN
of Richmond                             Chairman of the Board and
                                        Chief  Executive Officer,
A.W. BRINKLEY                           The United Company
Executive Vice President and
Marketing Group                         T.W. MOSS, JR.
Executive, NationsBank Corporation      Speaker of the Virginia
                                        House of Delegates
T.E. CAPPS
Chairman of the Board, President        M.E. MURPHY
and Chief Executive Officer,            Retired Vice Chairman and
Dominion Resources, Inc.                Chief Administrative Officer of
                                        Sara Lee Corporation.
W.D. DAVIS
President of All Pro                    A.F. SLOAN
Broadcasting, Inc.                      Retired Chairman of the Board,
                                        Lance, Inc.
A.T. DICKSON
Chairman of the Board                   R.H. SPILMAN, JR.
Ruddick Corporation                     President and
                                        Chief Operating Officer
H.H. HAWORTH
President, Haworth Group



OFFICERS

P. FULTON                               R.H. SPILMAN, JR.
Chairman of the Board and               President and
Chief  Executive Officer                Chief Operating Officer



VICE PRESIDENTS


J.F. ALBANESE                           J.E. HAMLIN
Vice President -                        Vice President -
Retail Development                      Marketing

J.E. BASSETT III                        J.R. HERVEY
Vice President -                        Vice President and
Wood Manufacturing                      General Counsel

P.E. BOOKER                             D.W. MILLER
Vice President and                      Vice President and
General Manager -                       Chief Financial Officer
Mattress Manufacturing

R.W. DOWNING                            J.C. PHILPOTT
Vice President -                        Executive Vice President -
Sales                                   Wood Manufacturing

G.S. ELLIOTT                            S.P. RINDSKOPF
Vice President -                        Vice President -
Strategic Planning                      Human Resources

M.B. GOSNELL
Vice President -
Upholstery Manufacturing