Form 10-K, Exhibit 13
period 1998-11-28
BASSETT FURNITURE INDUSTRIES INC
filed 1999-02-26
CIK 10329

                                                                      EXHIBIT 13

CONSOLIDATED BALANCE SHEETS
Bassett Furniture Industries, Incorporated and Subsidiaries
November 28, 1998 and November 30, 1997
(dollars in thousands except per share data)

Assets
                                                                                              1998                     1997
                                                                                            ---------                 --------
CURRENT ASSETS
  Cash and cash equivalents ..........................................................      $   5,499                 $ 14,359
  Short-term investments .............................................................          8,923                   61,904
  Trade accounts receivable, less allowances for
    doubtful accounts (1998 - $2,200; 1997 - $1,984) .................................         59,203                   57,327
  Inventories ........................................................................         47,285                   41,714
  Prepaid expenses ...................................................................          2,038                    1,405
  Refundable income taxes ............................................................          8,018                    5,025
  Deferred income taxes ..............................................................         12,682                   15,476
                                                                                            ---------                 --------
                                                                                              143,648                  197,210
                                                                                            ---------                 --------
PROPERTY AND EQUIPMENT
  Buildings ..........................................................................         48,956                   50,021
  Equipment ..........................................................................        133,147                  114,495
                                                                                            ---------                 --------
                                                                                              182,103                  164,516
  Accumulated depreciation ...........................................................       (129,005)                (124,547)
                                                                                            ---------                 --------
                                                                                               53,098                   39,969
  Land ...............................................................................          3,289                    3,510
                                                                                            ---------                 --------
                                                                                               56,387                   43,479
                                                                                            ---------                 --------
OTHER ASSETS
  Investment securities ..............................................................         50,739                   33,196
  Investment in affiliated companies .................................................         52,769                   30,502
  Deferred income taxes ..............................................................             --                    1,866
  Assets held for sale ...............................................................          1,023                    3,506
  Other ..............................................................................         16,948                   10,566
                                                                                            ---------                 --------
                                                                                              121,479                   79,636
                                                                                            ---------                 --------
                                                                                             $321,514                 $320,325
                                                                                            =========                 ========

Liabilities and Stockholders' Equity

CURRENT LIABILITIES
  Accounts payable ...................................................................      $  20,221                $  21,694
  Accrued liabilities ................................................................         24,514                   26,213
                                                                                            ---------                 --------
                                                                                               44,735                   47,907
                                                                                            ---------                 --------
LONG-TERM LIABILITIES
  Employee benefits ..................................................................         11,272                   11,248
  Deferred income taxes ..............................................................            595                       --
                                                                                            ---------                 --------
                                                                                               11,867                   11,248
                                                                                            ---------                 --------
COMMITMENTS AND CONTINGENCIES (NOTES H AND K)

STOCKHOLDERS' EQUITY
  Common stock, par value $5 a share, 50,000,000 shares authorized....................         64,425                   65,256
  Additional paid-in capital .........................................................             --                    2,438
  Retained earnings ..................................................................        193,130                  188,761
  Unrealized holding gains, net of income tax effect .................................          8,286                    5,575
  Unamortized stock compensation .....................................................           (929)                    (860)
                                                                                            ---------                 --------
                                                                                              264,912                  261,170
                                                                                            ---------                 --------
                                                                                             $321,514                 $320,325
                                                                                            =========                 ========

10       The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF OPERATIONS

Bassett Furniture Industries, Incorporated and Subsidiaries
For the years ended November 28, 1998, November 30, 1997 and November 30, 1996 (dollars in thousands except per share data)

                                                              1998         1997         1996
                                                          ----------   ----------   ----------
NET SALES ............................................       $397,557     $446,893     $450,717
                                                           ----------   ----------   ----------
COSTS AND EXPENSES
  Cost of sales ......................................        323,904      396,875      379,259
  Selling, general and administrative ................         64,002       84,694       64,152
  Restructuring and impaired fixed asset charges......           --         20,646         --
                                                           ----------   ----------   ----------
                                                              387,906      502,215      443,411
                                                           ----------   ----------   ----------
INCOME (LOSS) FROM OPERATIONS ........................          9,651      (55,322)       7,306
OTHER INCOME, NET ....................................         11,445       13,367       14,982
                                                           ----------   ----------   ----------
INCOME (LOSS) BEFORE INCOME TAXES ....................         21,096      (41,955)      22,288
INCOME TAXES .........................................          5,379      (22,346)       3,787
                                                           ----------   ----------   ----------
NET INCOME (LOSS) ....................................       $ 15,717    $ (19,609)    $ 18,501
                                                           ==========   ==========   ==========
NET INCOME (LOSS) PER SHARE
  Basic ..............................................       $   1.21     $  (1.50)    $   1.39
  Diluted ............................................       $   1.20     $  (1.50)    $   1.39
                                                           ==========   ==========   ==========

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Bassett Furniture Industries, Incorporated and Subsidiaries
For the years ended November 28, 1998, November 30, 1997 and November 30, 1996 (dollars in thousands)

                                                            Common Stock         Additional                            Unamortized
                                                     --------------------------    paid-in    Retained   Unrealized        stock
                                                        Shares        Amount       capital    earnings  holding gains  compensation
                                                     ------------  ----------    ----------  ---------  -------------  ------------
BALANCE, DECEMBER 1, 1995 ...........................  13,658,953     $68,295    $    --      $225,719         $4,890   $    --
  Net income ........................................          --          --         --        18,501             --        --
  Cash dividends ....................................          --          --         --       (10,626)            --        --
  Issuance of Common Stock to
   non-employee directors ...........................         985           5         20            --             --        --
  Purchase and retirement of Common Stock ...........    (584,343)     (2,922)       (20)      (11,177)            --        --
  Net change in unrealized holding gains ............          --          --         --            --         (1,204)       --
                                                     ------------  ----------    -------     ---------   ------------   -------
BALANCE, NOVEMBER 30, 1996 ..........................  13,075,595      65,378         --       222,417          3,686        --
  Net loss ..........................................          --          --         --       (19,609)            --        --
  Cash dividends ....................................          --          --         --       (13,041)            --        --
  Issuance of Common Stock
    to non-employee directors .......................       4,288          21         86            --             --        --
  Purchase and retirement of Common Stock ...........     (60,000)       (300)       (44)       (1,006)            --        --
  Issuance of Restricted Common Stock to officers....      31,396         157        714            --             --      (871)
  Amortization of stock compensation ................          --          --         --            --             --        11
  Stock option grants ...............................          --          --      1,682            --             --        --
  Net change in unrealized holding gains ............          --          --         --            --          1,889        --
                                                     ------------  ----------    -------     ---------   ------------   -------
BALANCE, NOVEMBER 30, 1997 ..........................  13,051,279      65,256      2,438       188,761          5,575      (860)
  Net income ........................................          --          --         --        15,717             --        --
  Cash dividends ....................................          --          --         --       (10,393)            --        --
  Issuance of Common Stock
    to non-employee directors .......................         573           3         12            --             --        --
  Purchase and retirement of Common Stock ...........    (185,300)       (927)    (2,896)         (955)            --        --
  Issuance of Restricted Common Stock to officers....      16,836          85        459            --             --      (544)
  Forfeitures of Restricted Stock ...................      (9,435)        (47)      (224)           --             --       271
  Amortization of stock compensation ................          --          --         --            --             --       204
  Exercise of stock options .........................      11,000          55        211            --             --        --
  Net change in unrealized holding gains ............          --          --         --            --          2,711        --
                                                     ------------  ----------    -------     ---------   ------------   -------
BALANCE, NOVEMBER 28, 1998 ..........................  12,884,953     $64,425         --      $193,130          $8,28   $  (929)
                                                     ============  ==========    =======     =========   ============   =======

        The accompanying notes to consolidated financial statements are       11
                     an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Bassett Furniture Industries, Incorporated and Subsidiaries
For the years ended November 28, 1998, November 30, 1997 and November 30, 1996 (dollars in thousands except per share data)

Operating Activities                                                  1998            1997            1996
                                                                    --------        --------        --------
  Net income (loss) .........................................       $ 15,717        $(19,609)       $ 18,501
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Unused reserves for impairment of assets ................          2,000          11,181              --
    Depreciation and amortization ...........................          6,870           6,192           6,312
    Equity in undistributed income of affiliated companies...         (5,784)         (5,926)         (5,422)
    Provision for losses on trade accounts receivable .......            216           7,706             241
    Net (gain) loss from sales of investment securities .....         (1,446)         (1,804)         (6,720)
    Net (gain) loss from sales of property and equipment ....         (2,402)            970             (29)
    Compensation earned under restricted stock and
      stock option plans ....................................            204           1,693              --
    Deferred income taxes ...................................          3,516         (18,549)            527
    Changes in long-term liabilities ........................             24             413             538
    Changes in operating assets and liabilities:
      Trade accounts receivable .............................         (2,092)            384           2,934
      Other receivables .....................................             --            (168)            127
      Inventories ...........................................         (5,571)         25,368          14,144
      Prepaid expenses ......................................           (633)             88             265
      Accounts payable and accrued liabilities ..............         (3,172)         17,561          (4,144)
      Refundable income taxes ...............................         (2,993)         (4,180)         (1,747)
                                                                    --------        --------        --------
        NET CASH PROVIDED BY OPERATING ACTIVITIES ...........          4,454          21,320          25,527
                                                                    --------        --------        --------

Investing Activities
  Purchases of property and equipment .......................        (22,610)        (10,824)         (9,627)
  Proceeds from sales of property and equipment .............          7,717           1,875              91
  Purchases of investment securities ........................        (16,176)        (65,385)         (6,588)
  Proceeds from sales of investment securities ..............         57,510           4,903          20,793
  Dividends from affiliated company .........................         31,517          21,245              --
  Investment in affiliated company ..........................        (50,000)             --              --
  Change in investment in corporate owned life insurance ....         (3,900)         (1,153)            738
  Issuance of notes receivable ..............................         (3,383)             --              --
  Other .....................................................            901            (623)           (260)
                                                                    --------        --------        --------
        NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES..          1,576         (49,962)          5,147
                                                                    --------        --------        --------

Financing Activities
  Proceeds from issuance of Common Stock ....................            281             107              25
  Purchases of Common Stock .................................         (4,778)         (1,350)        (14,119)
  Cash dividends ............................................        (10,393)        (13,041)        (10,626)
                                                                    --------        --------        --------
        NET CASH USED IN FINANCING ACTIVITIES ...............        (14,890)        (14,284)        (24,720)
                                                                    --------        --------        --------

Change In Cash And Cash Equivalents .........................         (8,860)        (42,926)          5,954

Cash And Cash Equivalents -- beginning of year ..............         14,359          57,285          51,331
                                                                    --------        --------        --------
Cash And Cash Equivalents -- end of year ....................       $  5,499        $ 14,359        $ 57,285
                                                                    ========        ========        ========

Supplemental Disclosure Of Cash Flow Information:
Interest payments ...........................................       $  7,240        $  8,205        $  5,495
                                                                    ========        ========        ========
Income tax payments .........................................       $  4,656        $  1,402        $  5,007
                                                                    ========        ========        ========

12      The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Bassett Furniture Industries, Incorporated and Subsidiaries
(dollars in thousands except per share data)

A. Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION AND FISCAL YEAR

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany balances and transactions are eliminated in consolidation. The Company changed its fiscal year effective 1998 to end on the Saturday nearest November 30. Prior to 1998, the fiscal year ended on November 30.

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

RECLASSIFICATIONS

Certain amounts in the 1997 and 1996 financial statements have been reclassified to conform with the 1998 presentation.

CASH EQUIVALENTS

All temporary, highly liquid investments with original maturities of three months or less are considered to be cash equivalents. The carrying amount approximates fair value.

SHORT-TERM INVESTMENTS

Investments in municipal bonds with original maturities of more than three months and a remaining maturity of one year or less are considered to be short-term investments. The carrying amount approximates fair value.

TRADE ACCOUNTS RECEIVABLE

The Company has only one business segment, the manufacture and sale of household furniture. Substantially all of the Company's trade accounts receivable are due from retailers throughout the United States. The Company performs on-going evaluations of its customers' credit worthiness and generally requires no collateral. There is no disproportionate concentration of credit risk.

INVENTORIES

All inventories are valued at the lower of last-in, first-out (LIFO) cost or market value.

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

INVESTMENT SECURITIES

The Company classifies its investment securities as available-for-sale, which are reported at fair value. Unrealized holding gains and losses, net of the related income tax effect, on available-for-sale securities are excluded from income and reported as a separate component of stockholders' equity. Realized gains and losses from securities classified as available-for-sale are included in income and are determined using the specific identification method for ascertaining the cost of securities sold.

INVESTMENT IN AFFILIATED COMPANIES

The equity method of accounting is used for the Company's investment in affiliated companies in which the Company exercises significant influence but does not maintain control.

ASSETS HELD FOR SALE

Several manufacturing facilities, with their related equipment, were closed during 1997 and 1998, and are being held for sale. Those facilities were written down to their estimated fair market value, and depreciation of the facilities was terminated at the time of closure.

INVESTMENT IN CORPORATE OWNED LIFE INSURANCE (COLI)

The Company is the beneficiary of life insurance policies with a face value of $2,207,334, which are maintained to fund various employee and director benefit plans. Policy loans outstanding of $57,496 and $106,775 at November 28, 1998 and November 30, 1997, respectively, are recorded as a reduction in the policies' cash surrender value, which is included in other assets in the accompanying consolidated balance sheets. The net life insurance expense, which includes premiums and interest on policy loans, net of increases in cash surrender values and death benefits received, is included in other income in the accompanying consolidated statements of operations.

During 1998, the Company elected to discontinue premium payments on a large number of COLI policies and invoke a non-forfeiture provision provided for by the policies. The effect of this election was to increase the face value on the policies to three times the original amount. The Company has elected to pay for the additional insurance through reductions in the policies' cash value.

REVENUE RECOGNITION

Revenue from sales is recognized when furniture is shipped to the customer. Sales to one customer were 15% of net sales in 1998, 1997 and 1996.

INCOME TAXES

Deferred income taxes are provided based on the differences between the financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

EARNINGS PER SHARE

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," in 1998 and has restated prior period earnings per share to conform to this Statement. Basic earnings per share is determined by dividing net income available to common shareholders by the weighted average number of shares of Common Stock outstanding. Diluted earnings per share also considers the dilutive effect for stock options and restricted stock.

Bassett Furniture Industries, Incorporated and Subsidiaries
(dollars in thousands except per share data)

A. Summary of Significant Accounting Policies
   Continued

STOCK-BASED COMPENSATION

As permitted by SFAS No. 123, "Stock-Based Compensation," the Company has continued to measure compensation expense for its stock-based employee/director compensation plans using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Pro forma disclosures of net income and earnings per share are presented as if the fair value-based method prescribed by SFAS No. 123 had been applied in measuring compensation expense for the periods required by the Statement. The Company measures expense for stock options granted to non-employees/directors based on the fair value of the goods or services received.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income." This Statement establishes standards for the prominent reporting and display of comprehensive income and its components in a full set of general- purpose financial statements. Comprehensive income is the total of net income and other changes in equity that are excluded from the measurement of income. In June 1997, the Financial Accounting Standards Board issued SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information." This Statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. In February 1998, the Financial Accounting Standards Board issued SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits". This Statement revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. These Statements are effective for fiscal years beginning after December 15, 1997. The Company plans to adopt the provisions of these Statements in fiscal 1999. Management does not expect the impact of adoption of these Statements on the Company's financial position and results of operations to be material.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This Statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company plans to adopt the provisions of this Statement in fiscal year 2000. Management does not expect the impact of adoption of this Statement on the Company's financial position and results of operations to be material.


B. Inventories

Inventories consist of the following:

                               November 28,   November 30,
                                   1998           1997
                               ------------   ------------
Finished goods ................    $37,430        $29,485
Work in process................      9,169          9,025
Raw materials and supplies.....     26,506         28,420
                                   --------       --------
Total inventories on first-in,
     first-out cost method.....     73,105         66,930
LIFO adjustment................    (25,820)       (25,216)
                                   --------       --------
                                   $47,285        $41,714
                                   ========       ========

During 1998 and 1997, the Company liquidated certain LIFO inventories, which decreased cost of sales by approximately $800 and $3,450, respectively.

C. Investment Securities

Investment securities by major security type are as follows:

                                       November 28, 1998
                        -------------------------------------------
                                    Gross       Gross
                                  Unrealized  Unrealized
                                   Holding     Holding       Fair
                        Cost        Gains       Losses       Value
                       -------     -------      -------     -------
Equity securities..... $11,272     $13,161          $15     $24,418
Mutual funds..........   2,277         408          --        2,685
Municipal securities..  23,606          30          --       23,636
                       -------     -------       ------     -------
                       $37,155     $13,599          $15     $50,739
                       =======     =======       ======     =======
                                       November 30, 1998
                        -------------------------------------------
                                    Gross       Gross
                                  Unrealized  Unrealized
                                   Holding     Holding       Fair
                         Cost       Gains       Losses       Value
                        -------   --------     -------      -------
Equity securities.....  $13,051     $8,249          $1      $21,299
Mutual funds..........    2,277        792          --        3,069
Municipal securities..    8,734         94          --        8,828
                        -------     ------       -----      -------
                        $24,062     $9,135          $1      $33,196
                        =======     ======       =====      =======

Maturities of the majority of the municipal securities held are five years or less.

D. Investment in Affiliated Companies

The Company has minority equity interests in two entities that provide services and raw materials to various furniture and furniture accessory manufacturers. During 1998, the Company invested $50,000 in a limited partnership. The partnership invests in a variety of other private partnerships which employ a combination of investment strategies including merger arbitrages, convertible arbitrages and other market neutral investments. The recorded investment in these entities at November 28, 1998 and November 30, 1997, exceeded the Company's interest in the underlying net assets of these entities by $9,276 and $9,689, respectively. This difference is being amortized and the related investment balance reduced utilizing the straight-line method over 35 years. Summarized combined financial information for these affiliated companies is as follows:

Bassett Furniture Industries, Incorporated and Subsidiaries
(dollars in thousands except per share data)

                          1998        1997        1996
                        --------     -------     -------
Total assets .......... $119,276     $56,794     $93,187
Total liabilities......   84,607      10,212      10,263
Revenues...............   42,203      41,730      40,221
Income from operations.   24,021      23,027      21,099
Net income.............   14,503      15,104      13,992
Dividends received.....   31,517      21,245        --

The Company had net distributions in excess of earnings of $3,854 at November 28, 1998 and $21,467 of undistributed earnings from these investments at November 30, 1997. Deferred income taxes related to these items have been provided in the accompanying consolidated financial statements.

E. Accrued Liabilities

Accrued liabilities consist of the following:

                                      November 28,            November 30,
                                         1998                     1997
                                      ------------            ------------
Compensation and related benefits...   $  9,335                $10,016
Severance and related employee
  benefit costs.....................      1,859                  4,910
Advertising and rebates.............      4,132                  3,781
Legal and environmental.............      4,615                  4,494
Other...............................      4,573                  3,012
                                        -------                -------
                                        $24,514                $26,213
                                        =======                =======

F. Income Taxes

A reconciliation of the statutory federal income tax rate and the effective income tax rate, as a percentage of income (loss) before income taxes, is as follows:

                                                1998         1997       1996
                                               ------      -------    -------
Statutory federal income tax rate.........      35.0%       (35.0%)     35.0%
Dividends received exclusion..............      (1.0)        (0.7)      (1.6)
Tax exempt interest.......................      (2.0)        (1.0)      (3.4)
Undistributed affiliate income............      (7.7)        (4.2)      (6.5)
Corporate owned life insurance............      (3.2)        (4.3)      (7.0)
State income tax, net of..................
  federal benefit.........................       3.1         (6.0)       0.9
Property donation.........................       --          (3.2)        --
Other.....................................       1.3          1.1       (0.4)
                                               ------      -------    -------
  Effective income tax rate...............      25.5%       (53.3%)     17.0%
                                               ======      =======    =======

The components of the income tax provision (benefit) are as follows:

                          1998         1997      1996
                        ------     --------    ------
Federal..............   $1,762     $ (3,968)   $3,140
State................      101          171       268
Deferred.............    3,516      (18,549)      379
                        ------     --------    ------
Total................   $5,379     $(22,346)   $3,787
                        ======     ========    ======


The income tax effects of temporary differences that give rise to the deferred income tax assets and deferred income tax liabilities are as follows:

                                              November 28,       November 30,
                                                 1998                1997
                                              ------------       ------------
Deferred income tax assets:
  Trade accounts receivable.................      $  1,514          $  1,554
  Inventories...............................         1,601             3,488
  Impaired asset reserves...................         2,084             4,634
  Retirement benefits.......................         5,135             5,047
  Severance and related employee............
    benefit cost............................           725             1,915
  Net operating loss carryforwards..........           441               900
  Distribution from affiliates in...........
    excess of income........................         2,258                --
  Contribution carryforward.................
   (expires 2002)...........................           820                --
  Other liabilities and reserves............         6,941             8,768
                                                  --------          --------
    Total gross deferred income.............
       tax assets...........................        21,519            26,306
                                                  --------          --------
Deferred income tax liabilities:............
  Property and equipment....................         3,343             2,939
  Undistributed affiliate income............           541             1,983
  Prepaid expenses..........................           250               483
    Unrealized holding gains................         5,298             3,559
                                                  --------          --------
      Total gross deferred income...........
        tax liabilities.....................         9,432             8,964
                                                  --------          --------
      Net deferred income tax assets........       $12,087           $17,342
                                                  ========          ========

The Company has recorded $441 to recognize the deferred income tax benefit related to approximately $6,200 in state income tax loss carryforwards that expire in varying amounts between the years 2003 and 2014. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of the deferred income tax assets.

G. Long-Term Liabilities and Retirement Plans

The Company has a qualified defined contribution plan (Employee Savings/Retirement Plan) that covers all employees with over one year of service who elect to participate and have fulfilled the necessary service requirements. Employee contributions to the Plan are matched by the Company at the rate of 115% of the first 2% through 5% of the employee's contribution, based on seniority. The Plan incorporates provisions of Section 401(k) of the Internal Revenue Code. The expenses for the Plan for 1998, 1997 and 1996 were approximately $2,273, $2,453 and $2,379, respectively.

The Company has a Supplemental Retirement Income Plan that covers certain senior executives and provides additional retirement and death benefits. Also, the Company has a Deferred Compensation Plan for certain senior executives that provides for voluntary deferral of compensation otherwise payable. The unfunded future liability of the Company under these Plans is included in long-term liabilities.

Bassett Furniture Industries, Incorporated and Subsidiaries
(dollars in thousands except per share data)


H. Capital Stock and Stock Compensation

The Company has a Long Term Incentive Stock Option Plan that was adopted in 1993 (the 1993 Plan). Under the 1993 Plan, the Company has reserved for issuance 450,000 shares of Common Stock, 2,279 of which were available for grant at November 30, 1997. Options granted under the plan may be for such terms and exercised at such times as determined at the time of grant by the Organization, Compensation and Nominating Committee of the Board of Directors. Options to purchase 360,750 shares of Common Stock were granted during 1997 to officers and key employees. The exercise price of these options is $22.625, which equaled the fair market value of the Company's Common Stock at the date of the grant. However, this exercise price was less than the fair market value at the measurement date for 330,000 of the options granted. All of these options became exercisable in 1997. Compensation expense related to these options of $1,682 is included in selling, general and administrative expenses in the accompanying 1997 consolidated statement of operations. These options expire at various dates through 2007.

The Company adopted a second Employee Stock Plan in 1998 (the 1998 Plan). Under the 1998 Plan, the Company has reserved for issuance 950,000 shares of Common Stock. The terms of the plan also allow for the issuance of the 2,279 options that remained as of December 1, 1997 from the 1993 Plan. In addition, the terms of the 1998 Plan allow for the reissuance of any stock options that have been forfeited before being exercised. Options granted under the plan may be for such terms and exercised at such times as determined by the Organization, Compensation and Nominating Committee of the Board of Directors. Options to purchase 857,259 shares of common stock were granted under the plan during 1998 primarily to officers and key employees. The exercise prices of these options, which equaled the fair market value of the Company's Common Stock at the date of the grant, ranged from $22.50 to $32.25. These options expire at various dates during 2008. Shares available for grant under the 1998 Plan were 153,088 at November 28, 1998.

The Company has a Stock Plan for Non-Employee Directors, which was adopted in 1993. Under this stock option plan, the Company has reserved for issuance 75,000 shares of Common Stock, 26,500 of which are available for grant at November 28, 1998. Under the terms of this plan, each non-employee director will automatically be granted an option to purchase 500 shares of Common Stock on April 1 of each year. The Company awarded 18,500 options in 1998, 22,000 options in 1997 and 4,500 options in 1996, to purchase Common Stock to non-employee directors during 1998. These options are exercisable for ten years commencing six months after the date of grant.

Option activity under these plans is as follows:

                                                            Weighted
                                                Number      Average
                                                 of          price
                                                shares     per share
                                              ---------    ---------
Outstanding at November 30, 1995...........     332,425     $32.13
  Granted in 1996..........................       4,500     $25.75
  Exercised in 1996........................       --          --
  Cancelled in 1996........................     (15,300)    $32.40
                                              ---------
Outstanding at November 30, 1996...........     321,625     $32.02
  Granted in 1997..........................     382,750     $22.87
  Exercised in 1997........................      (2,000)    $25.97
  Cancelled in 1997........................     (49,577)    $31.50
                                              ---------
Outstanding at November 30, 1997...........     652,798     $26.80
  Granted in 1998..........................     875,759     $30.25
  Exercised in 1998........................     (11,000)    $24.18
  Cancelled in 1998........................    (126,142)    $31.67
                                              ---------
Outstanding at November 28, 1998...........   1,391,415     $28.51
                                              =========
Exercisable at November 28, 1998...........     614,386     $26.17
Exercisable at November 30, 1997...........     602,726     $26.22
Exercisable at November 30, 1996...........     267,770     $31.88

The following table summarizes information about stock options outstanding at November 28, 1998:

                         Options Outstanding                 Options Exercisable
                 -------------------------------------    ------------------------
                                 Weighted
                  Number          average     Weighted      Number      Weighted
     Range of     outstanding    remaining    average     exercisable   average
     exercise     at Nov. 28,   contractual   exercise    at Nov. 28,  exercisable
     prices         1998        life (years)   price        1998         price
---------------   -----------   ------------  --------    -----------  -----------
$22.50 - $27.75     585,922        8.4         $23.22      438,922       $23.47
 27.76 -  37.40     805,493        8.1          32.36      175,464        32.92
---------------   ---------     ------------   ------      -------       -------
$22.50 - $37.40   1,391,415        8.3         $28.51      614,386       $26.17
===============   =========     ============   ======      =======       =======

The Company has elected to continue to account for stock options granted to employees and directors under APB Opinion No. 25 and is required to provide pro forma disclosures of what net income and earnings per share would have been had the Company adopted the new fair value method for recognition purposes under SFAS No. 123. The following information is presented as if the Company had adopted SFAS No. 123 and restated its results:

                                                   1998            1997            1996
                                                 --------        --------        --------
Net income (loss):
  As reported ...............................    $ 15,717        $(19,609)       $18,501
  Pro Forma .................................    $ 14,863        $(19,945)       $18,481
Basic earnings (loss) per share:
  As reported ...............................    $   1.21        $  (1.50)       $  1.39
  Pro Forma .................................    $   1.14        $  (1.53)       $  1.38
Diluted earnings (loss) per share:
  As reported ...............................    $   1.20        $  (1.50)       $  1.39
  Pro Forma .................................    $   1.14        $  (1.53)       $  1.38

Bassett Furniture Industries, Incorporated and Subsidiaries
(dollars in thousands except per share data)

H. Capital Stock and Stock Compensation
   Continued

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted average assumptions:

                                     1998        1997        1996
                                    -------     -------     -------
Expected lives .................... 5 years     5 years     5 years
Risk-free interest rate ...........    5.3%        6.6%        6.3%
Expected volatility ...............   34.2%       29.5%       29.6%
Dividend yield ....................    3.0%        3.3%        2.8%

The weighted average fair values of options granted during 1998, 1997 and 1996 were $9.45, $6.15 and $7.23, respectively.

During 1998 and 1997, the Company issued 16,836 and 31,396 shares, respectively, of restricted Common Stock under the Long Term Incentive Stock Option Plans as compensation for certain key salaried employees. These shares carry dividend and voting rights. Sale of these shares is restricted prior to the date of vesting, which is five years from the date of grant. Shares issued under this plan were recorded at their fair market value on the date of the grant with a corresponding charge to stockholders' equity. The unearned portion is being amortized as compensation expense on a straight-line basis over the related vesting period. Compensation expense related to these grants was $204 in 1998 and $11 in 1997.

The Company's Board of Directors adopted a shareholders rights plan in 1998. If a person or group acquires beneficial ownership of 20% or more of the Common Stock outstanding, each right distributed under the plan will entitle its holder (other than such person or group) to purchase, at the right's exercise price, a number of shares of the Company's Common Stock having a market value of twice such price.

I. Other Income, Net

                                                            1998             1997           1996
                                                          --------        --------        --------
Dividends .........................................       $    825        $  1,141        $  1,497
Interest (principally tax exempt) .................          3,195           3,328           2,361
Equity in undistributed income
  of affiliated companies .........................          5,784           5,926           5,422
Net gain from sales of investment
  securities ......................................          1,446           1,804           6,720
Corporate owned life insurance,
  net of interest expense .........................            (91)         (1,148)         (2,125)
Other, net ........................................            286           2,316           1,107
                                                           --------       --------        --------
                                                           $ 11,445       $ 13,367        $ 14,982
                                                           ========       ========        ========

Interest expense on corporate owned life insurance policy loans was $5,450 in 1998, $7,295 in 1997, and $6,377 in 1996.

J. Restructuring, Impaired Fixed Asset and
   Other Unusual and Nonrecurring Charges

During 1997, the Company restructured certain of its operations and recorded restructuring and impaired fixed asset charges of $20,646. The restructuring plan was the result of management's decision to focus on its core Bassett product line and efforts to improve operating efficiencies. The principal actions of the plan included the closure or sale of 14 manufacturing facilities, elimination of three product lines (National/Mt. Airy, Impact and Veneer Production) and the severance of approximately 1,000 employees. The major components of the restructuring and impairment of fixed assets charges and the remaining reserves as of November 28, 1998 and November 30, 1997, are as follows:

                                   Write-down of
                                   property and
                                   equipment to       Reserves     1997        Reserves    1998
                       Original    net realizable     utilized    Reserve     utilized    Reserve
                       charges         value           in 1997    balance     in 1998     balance
                       -------     --------------     --------    -------     -------     -------
Non-cash write-downs
  of property and
  equipment to net
  realizable value....  $13,362       $13,362          $  --       $  --       $  --       $  --
Severance and
  related employee
  benefit cost........    5,684           --              774       4,910       3,507       1,403
Lease exit costs......      614           --              --          614         190         424
Other.................      986           --              261         725          63         662
                        -------       -------          ------      ------      ------      ------
                        $20,646       $13,362          $1,035      $6,249      $3,760      $2,489
                        =======       =======          ======      ======      ======      ======

The Company completed the closure of five of the 14 manufacturing facilities, disposed of one of the facilities and severed approximately 600 employees during 1997. Substantially all remaining restructuring activities were completed in 1998. Net sales and operating income from activities that were discontinued were $2,180 and $0, respectively, in 1998, $46,221 and $(31,602), respectively, in 1997 and $60,119 and $(1,867), respectively, in 1996.

As a result of the plan, additional unusual and nonrecurring charges including moving costs, plant consolidation inefficiencies and inventory write-downs totaling $4,669 were recorded in 1998. Of these costs, $3,887 are included in cost of goods sold and $782 are included in selling, general and administrative expenses in the accompanying 1998 consolidated statement of operations. After an income tax benefit of $1,821, the additional nonrecurring charges of $4,669 reduced fiscal year 1998 net income by $2,848 or $0.22 per share. Additional unusual and nonrecurring charges recorded in 1997 totaled $31,654. Of these costs, $28,325 are included in cost of goods sold and $3,329 are included in selling, general and administrative expenses in the accompanying 1997 consolidated statement of operations. After an income tax benefit of $22,027, the restructuring and impaired fixed asset charges of $20,646 and additional nonrecurring charges of $31,654 reduced fiscal year 1997 net income by $30,273 or $2.32 per share.

In addition, the Company incurred other unusual and nonrecurring charges during 1997 of $12,500 related to customer bankruptcies, environmental matters and issues related to the Mattress Division (Note K). Of these charges, $1,000 are included in cost of goods sold and $11,500 are included in selling, general and administrative expenses in the accompanying 1997 consolidated statement of operations. After an income tax benefit of $4,875, these other unusual and nonrecurring charges reduced fiscal year 1997 net income by $7,625 or $.58 per share.

Bassett Furniture Industries, Incorporated and Subsidiaries
(dollars in thousands except per share data)


K. Contingencies

A suit was filed in June, 1997, in the Superior Court of the State of California for the County of Los Angeles (the "Superior Court") against the Company, two major retailers and certain current and former employees of the Company. The suit sought certification of a class consisting of all consumers who purchased certain mattresses and box springs from the major retailers that were manufactured by a subsidiary of the Company, E.B. Malone Corporation, with different specifications than those originally manufactured for sale by these retailers. The suit alleged various causes of action, including negligent misrepresentation, breach of warranty, violations of deceptive practices laws and fraud. Plaintiffs sought compensatory damages of $100 million and punitive damages. In 1997, the Superior Court twice sustained the Company's demurrers to several of plaintiffs' causes of action, but granted the plaintiffs leave to amend. In February, 1998, the Superior Court sustained the Company's demurrers to many of the individual claims, this time without granting plaintiffs leave to amend. The Superior Court also sustained the Company's demurrer to the class action allegations in plaintiffs' Third Amended Complaint, without granting leave to amend, and transferred the entire action out of the class action department. Plaintiffs have filed a notice of appeal from the class action ruling. Plaintiffs also filed a petition for a writ of mandamus or other extraordinary relief seeking immediate review of the other demurrer rulings, which petition was denied. The suit was subsequently transferred from the Superior Court for the County of Los Angeles to the Superior Court for Orange County. After the case was transferred to Orange County, the plaintiffs stipulated to a dismissal with prejudice of all individual defendants. Additionally, all remaining claims against the Company were stayed by the Court pending plaintiffs' appeal of the dismissal of their class action allegations. Although it is impossible to predict the ultimate outcome of this litigation, the Company intends to vigorously defend this suit, because it believes that the damages sought are unjustified and because this case is inappropriate for class action treatment. Because the Company believes that the two major retailers were unaware of the changes in specifications, the Company has agreed to indemnify the two major retailers with respect to the above.

Legislation will phase out interest deductions on certain policy loans related to Company owned life insurance (COLI) as of January 1, 1999. The Company has recorded cumulative reductions to income tax expense of approximately $8,000 as the result of COLI interest deductions through 1998. The Internal Revenue Service (IRS), on a national level, is evaluating its position regarding the deductibility of COLI policy loan interest for years prior to January 1, 1999. In 1998 and 1999, the IRS issued several Technical Advice Memoranda regarding the deductibility of certain aspects of COLI for taxpayers unrelated to the Company. Management understands that the adverse position taken by the IRS will be subjected to extensive challenges in court. In the event that the IRS prevails, the outcome could result in the reversal of the income tax benefits recorded to date plus other potential charges assessed by the IRS and state taxing authorities, which in total could be material to future results of operations.

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

L. Earnings Per Share

The following table reconciles basic and diluted earnings per share:


                                                    Net Income   Earnings (loss)
                                   Shares              (loss)       Per Share
                                 -----------      -------------  --------------
1998:
Basic EPS                         12,984,639       $    15,717        $  1.21
Add effect of
dilutive securities:
  Options and
  Restricted Stock                    80,449              --             (.01)
                                 -----------      ------------   -------------
Diluted EPS                       13,065,088       $    15,717        $  1.20
                                 ===========      ============   =============

1997:
Basic EPS                         13,045,789       $   (19,609)       $ (1.50)
Add effect of
dilutive securities:
  Options and
  Restricted Stock                     5,377              --               --
                                 -----------      ------------   -------------
Diluted EPS                       13,051,166        $  (19,609)       $ (1.50)
                                 ===========      ============   =============

1996:
Basic EPS                         13,351,585        $   18,501        $  1.39
Add effect of
dilutive securities:
  Options and
  Restricted Stock                     --                --               --
                                 -----------      ------------   -------------
Diluted EPS                       13,351,585        $   18,501        $  1.39
                                 ===========      ============   =============

M. Subsequent Event

In December 1998, the Company signed a letter of intent to sell substantially all of the assets and certain liabilities of its Mattress Division to a new company to be formed by LIS Corporation (NewCo). If the deal is consummated, NewCo will supply mattresses under the Bassett brand name and the Company will receive quarterly royalty fees as part of a five-year licensing agreement. Net sales and operating income for the mattress division were $39,133 and $1,026 in 1998, $53,977 and $1,420 in 1997 and $56,016 and $2,650 in 1996. Net assets for the division approximated $11,000 as of November 28, 1998, and $12,000 at November 30, 1997.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Stockholders and Board of Directors of Bassett Furniture Industries,
Incorporated:

We have audited the accompanying consolidated balance sheets of Bassett Furniture Industries, Incorporated (a Virginia corporation) and subsidiaries as of November 28, 1998 and November 30, 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The accompanying 1996 financial statements of Bassett Furniture Industries, Incorporated and subsidiaries were audited by other auditors whose report dated December 17, 1996, expressed an unqualified opinion on those financial statements.

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

In our opinion, the 1998 and 1997 financial statements referred to above present fairly, in all material respects, the financial position of Bassett Furniture Industries, Incorporated and subsidiaries as of November 28, 1998 and November 30, 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


                                        /s/ ARTHUR ANDERSEN LLP


Greensboro, North Carolina,
January 12, 1999.

OTHER BUSINESS DATA

Bassett Furniture Industries, Incorporated and Subsidiaries (dollars in thousands except per share data) Selected Financial Data

Selected Financial Data

                                        1998        1997            1996            1995         1994
                                      ----------   ---------      ----------      ----------   ----------
Net sales..........................   $  397,557  $  446,893      $  450,717      $  490,817   $  510,561
Cost of sales......................   $  323,904  $  396,875      $  379,259      $  407,750   $  419,394
Operating profit (loss)............   $    9,651  $  (55,322)(1)  $    7,306      $   17,129   $   25,123
Other income.......................   $   11,445  $   13,367      $   14,982      $  1 3,000   $    9,657
Income (loss) before income taxes..   $   21,096  $  (41,955)(1)  $   22,288      $   30,129   $   34,780
Income taxes.......................   $    5,379  $  (22,346)     $    3,787      $    7,226   $    9,804
Net income (loss)..................   $   15,717  $  (19,609)(1)  $   18,501      $   22,903   $   24,466
Diluted earnings (loss) per share..   $     1.20  $    (1.50)(1)  $     1.39      $     1.63   $     1.71
Cash dividends declared............   $   10,393  $   13,041      $   10,626      $   11,197   $   11,411
Cash dividends per share...........   $      .80  $     1.00      $      .80      $      .80   $      .80
Total assets.......................   $  321,514  $  320,325      $  335,166      $  346,720   $  340,498
Current ratio......................    3.21 to 1   4.12 to 1       6.42 to 1       5.79 to 1    5.67 to 1
Book value per share...............   $    20.40  $    20.01      $    22.29      $    21.88   $    20.96
Weighted average number of shares..   12,984,639  13,045,789      13,351,585      14,052,794   14,294,803

Quarterly Results of Operations

                                                                          1998
                                                       ---------------------------------------------------
                                                         FIRST       SECOND      THIRD       FOURTH
                                                         -----       ------      -----       ------
Net sales........................................       $98,333     $98,335     $98,093    $102,796
Gross profit.....................................        17,582      18,527      17,690      19,854
Net income.......................................         3,435       3,959       3,127       5,196
  Basic earnings per share.......................           .26         .30         .24         .40
  Diluted earnings per share.....................           .26         .30         .24         .40

                                                                          1997
                                                       ---------------------------------------------------
                                                         FIRST        SECOND      THIRD        FOURTH
                                                         -----        ------      -----        ------
Net sales........................................      $109,806      $113,198    $110,252     $113,637
Gross profit.....................................        18,233        11,840       9,651       10,294
Net income (loss)................................         3,433       (14,025)(1)  (5,072) (1)  (3,945)(1)
  Basic earnings (loss) per share................           .26         (1.07)(1)    (.39) (1)    (.30)(1)
  Diluted earnings (loss) per share..............           .26         (1.07)(1)    (.39) (1)    (.30)(1)

(1) See Note J to the Consolidated Financial Statements for a discussion of restructuring and fixed asset impairment charges.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Bassett Furniture Industries, Incorporated and Subsidiaries

OPERATING RESULTS - 1998 COMPARED WITH 1997

Net sales decreased 11% to $397.6 million in 1998, from $446.9 million in 1997. The sales decline reflects the elimination in 1997 of three manufacturing divisions (Impact, National/Mt. Airy and Veneer Production) that did not contribute adequately to earnings. Net sales from discontinued activities were $46.2 million in 1997. Opening 17 Bassett Furniture Direct (BFD) stores highlighted 1998, bringing the total BFD stores open at the end of the year to
36. On a continuing operations basis, Wood Division sales increased 15% during 1998 due to the expansion of BFD stores and improved product offerings. Upholstery Division sales decreased 16% as the Company repositioned its account structure to better serve key customers and improve profitability. Mattress Division sales declined significantly due to the loss of two major customers in 1997.

The gross profit margin was 18.5% in 1998, compared to 11.2% in 1997. Results in 1997 were negatively impacted by the significant restructuring and other nonrecurring charges discussed below. On a continuing operations basis, margins improved from 17.8% in 1997 to 19.5% in 1998 as plant consolidations and better production practices continue to improve operating efficiencies. Nonrecurring charges were $4.7 million in 1998, below the $10.5 million management had estimated, due to a more aggressive schedule of disposing of and selling closed plants. Substantially all restructuring activities were completed in 1998. Operating income was $9.7 million in 1998 compared to an operating loss of $55.3 million in 1997. $64.8 million of restructuring and nonrecurring charges were included in the 1997 results. On a continuing operations basis, operating income improved 51% and operating income margin increased from 2.1% of sales in 1997 to 3.6% of sales in 1998, due principally to gross margin improvement in wood operations and elimination of operations which did not contribute adequately to earnings.

Other income decreased from $13.4 million in 1997 to $11.4 million in 1998. Gains from the sales of investment securities were lower in 1998 as management decided against further liquidations of the investment portfolio in 1998. In addition, the Company recorded a $2 million reserve as an impairment for an investment in an affiliated company. Note I in the "Notes to Consolidated Financial Statements" provides the components of other income for the last three years.

The effective tax rate was 25.5% in 1998 compared to (53.3%) in 1997. The unusual rate for 1997 was a result of the restructuring, impaired fixed asset and other nonrecurring charges incurred in 1997. The 1998 effective tax rate was lower than the statutory federal income tax rate due to exclusions for tax exempt and undistributed affiliate income and the Company's corporate owned life insurance plan. Note F in the "Notes to Consolidated Financial Statements" contains complete disclosure of the Company's income tax status for the past three years.

OPERATING RESULTS - 1997 COMPARED TO 1996

Net sales decreased 0.9% to $446.9 million in 1997 from $450.7 million in 1996. The Company achieved increased sales in the Wood Division, where sales were up 6.9% for the year. This improvement was offset by a decline in sales resulting from the discontinuance of the Impact and National/Mt. Airy product lines and decreases in sales in both the Upholstery and Mattress Divisions. Sales in the discontinued divisions were $9.9 million less than in 1996. Sales for the Upholstery Division decreased 2.9% for the year, while Mattress Division sales decreased 3.9% for the year.

Wood Division sales were strong throughout 1997 and sales growth improved as the year progressed. New management was appointed in both the Upholstery and Mattress Divisions and significant changes in the sales force were undertaken to improve penetration of selected markets.

Throughout the second half of 1997, the Company was engaged in implementing major changes. Three manufacturing divisions (Impact, National/Mt. Airy and Veneer Production) ceased production and plans were developed and initiated to consolidate certain operations in all remaining divisions. As a result, the Company announced the closing of 14 plants, five of which were consummated before fiscal year end, and the remaining which were closed in 1998. Of the 14 closed plants, the production capabilities of 11 were consolidated into ongoing facilities.

As a result of the execution of these plans, the Company recorded a $20.6 million restructuring and asset impairment charge which included asset impairment losses incurred on closed facilities, severance and related employee benefit costs for terminated employees and various other charges as detailed in Note J in the "Notes to Consolidated Financial Statements." Also resulting from these plans, the Company incurred $44.2 million in charges related to consolidation inefficiencies, inventory write-downs, customer bankruptcies, environmental matters and the Mattress Division issue as described in Note K in the "Notes to Consolidated Financial Statements." These unusual and nonrecurring charges are included in cost of sales and selling, general and administrative (SG&A) expenses in the 1997 Statement of Operations.

Gross profit margin decreased from 17.4% in 1996 to 11.2% in 1997. This decrease was attributable primarily to the restructuring and other unusual and nonrecurring charges, with $29.3 million of these charges included in cost of sales. Inventory write-downs and losses resulting from exiting three sales divisions and several plants during 1997, transition costs of consolidating operations, losses incurred in closing facilities and carrying costs of closed facilities were the primary factors driving the cost of sales percentage increase.

The increase in SG&A expenses as a percentage of sales was attributable to several factors. The activities related to the restructuring and unusual and nonrecurring charges resulted in $14.8 million of additional SG&A expenses in 1997. In addition, the Company implemented a co-op advertising program during 1997 and increased its spending for sales promotion. Expenses related to both the Bassett Furniture Direct (BFD) stores and Gallery stores increased significantly. For example, a structured training program for the BFD stores was implemented during the year. Several one-time expenses were incurred during the fourth quarter, including consultants and various professional services, to assist the Company and develop strategies for future operating improvements. Finally, expense associated with the stock options granted during 1997 was incurred in the third and fourth quarters.

Bassett Furniture Industries, Incorporated and Subsidiaries

Other income was down $1.6 million from the 1996 level. Gains from the sale of investment securities declined $4.9 million as management decided not to further liquidate its investment portfolio until its new investment strategy is formulated and implemented. This decrease in income was offset by increased income from interest-bearing investments, equity in undistributed earnings of affiliates, gains on sales of properties and decreased net cost related to corporate owned life insurance. In late 1997, the Company changed its investment strategy from primarily tax-free municipal securities to selected taxable securities to enhance its overall investment return, which provided some of the above-mentioned increases in investment income.

The effective income tax rate for 1997 was (53.3)% compared with 17.0% in 1996. The unusual rate for 1997 was a result of the restructuring, impaired fixed asset and other unusual and nonrecurring charges incurred, leaving the Company with a loss for the year. Non-taxable income items had a similar impact on the effective tax rate for 1997 as they did in 1996.

LIQUIDITY AND CAPITAL RESOURCES:

Cash provided by operating activities was $4.5 million in 1998 compared with $21.3 million in 1997 and $25.5 million in 1996. The decrease was primarily attributable to the increases in receivables and inventories necessary to fund the BFD expansion discussed above. In addition, expenses related to plant closings and transition costs were paid in 1998. In 1997, inventory decreases, as a result of the discontinued divisions and plants, totaling $25.4 million were a significant source of working capital.

The Company invested $22.6 million in property and equipment in 1998. This significant increase in capital spending included amounts for the first Company owned BFD store, the Company's new enterprise-wide information systems, new manufacturing equipment and replacing certain boilers to enhance the environmental efficiencies of the facilities. The Company plans to invest approximately $50 to $60 million per year over the next few years to aggressively execute its BFD expansion. The Company's solid financial position with significant liquidity and no debt affords it many options. Management intends to examine opportunities to strengthen its balance sheet and increase shareholder value which may require debt financing. The Company has not typically used the debt or equity markets as sources of funds or capital.

The Company purchased and retired 185,300 shares of its Common Stock during 1998. These purchases were part of the Company's stock repurchase program, approved in 1998, which allows the Company to repurchase up to 1.3 million shares for an aggregate purchase price not to exceed $40 million. The average cost of the shares purchased was $25.78, resulting in a total expenditure of $4.8 million. In 1997, the Company purchased and retired 60,000 shares for $1.4 million, while in 1996, 584,343 shares were purchased and retired for $14.1 million.

The current ratio for the past two years was 3.21 to 1 and 4.12 to 1, respectively. Working capital was $98.9 million at November 28, 1998 and $149.3 million at November 30, 1997. This decrease is primarily due to the Company's change in investment strategies during 1998 partially offset by increases in inventories and receivables to fund the BFD expansion. Cash provided by operating activities is expected to be adequate for normal future cash requirements.

The Company's consolidated financial statements are prepared on the basis of historical dollars and are not intended to show the impact of inflation or changing prices. Neither inflation nor changing prices has had a material effect on the Company's consolidated financial position and results of operations in prior years.

CONTINGENCIES:

The Company is involved in various claims and litigation, including a lawsuit concerning a subsidiary, E. B. Malone Corporation, as well as environmental matters at certain plant facilities, which arise in the normal course of business. The details of these matters are described in Note K in the "Notes to Consolidated Financial Statements." Although the final outcome of these legal and environmental matters cannot be determined, based on the facts presently known, it is management's opinion that the final resolution of these matters will not have a material adverse effect on the Company's financial position or future results of operations.

As a result of legislation that will phase out interest deductions on certain policy loans related to Company owned life insurance (COLI), the Company expects that its effective income tax rates will increase in future years. The Company has recorded cumulative reductions to income tax expense of approximately $8 million as the result of COLI interest deductions through 1998. The Internal Revenue Service, on a national level, is evaluating its position regarding the deductibility of COLI policy loan interest for years prior to January 1, 1999. In 1998 and 1999, the IRS issued several Technical Advice Memoranda regarding the deductibility of certain aspects of COLI for taxpayers unrelated to the Company. Management understands that the adverse position taken by the IRS will be subjected to extensive challenges in court. In the event that the IRS prevails, the outcome could result in the reversal of the income tax benefits recorded to date plus other potential charges assessed by the IRS and state taxing authorities, which in total could be material to future results of operations.

YEAR 2000:

Over the past few years, the Company has been steadily reengineering its business processes and information systems to prepare for the conversion to year 2000. This effort has incorporated an analysis of Year 2000 issues, and management believes that appropriate and timely actions are being taken. The Year 2000 issue results from the inability of many computer systems and applications to recognize the year 2000 as the year following 1999. This could cause systems to process critical information incorrectly. The Company plans to implement new systems and technologies in 1999 that will provide solutions to these issues. In addition, the Company purchased an enterprise system in 1998, which will be implemented prior to year 2000, which will be in compliance with Year 2000 issues. The most significant step in accomplishing this goal was completed in the first quarter of 1998 when a comprehensive enterprise system (which had been installed in over 4,400 companies and is Year 2000 compliant) was purchased; implementation began immediately and should be completed in the fourth quarter of 1999. Earlier in 1998, the Company engaged a consultant, knowledgeable about the enterprise system being installed, to advise and assist in the installation and implementation of the system. The Company has made a thorough survey to identify all microcontrollers that are embedded within

Bassett Furniture Industries, Incorporated and Subsidiaries


equipment to determine compliance in this area. All microcontrollers that were identified as non-compliant were or will be replaced. The Company now has a verification program to ensure that all microcontrollers have been properly identified and replaced.

The Company continues to work with its customers, suppliers and third-party service providers to identify external weaknesses and provide solutions that will prevent the disruption of business activities at that time; it does not believe that it will be significantly affected by direct suppliers of raw materials or supplies that will be non-compliant. However, the Company cannot guarantee that Year 2000 related systems or hardware issues of its business partners will be corrected in a timely manner or that the failure of its business partners to correct these issues would not have a material adverse effect on its future results of operations or financial condition.

Management believes that the most likely "worst case scenario" will involve the failure of service providers to be compliant, thereby potentially causing business interruptions in the Company's normal channels of supply and distribution. The Company does not believe that it will be significantly affected by non-compliance by countries outside the United States.

The Company is developing a contingency plan in the event that a business interruption caused by Year 2000 problems should occur. Contingency plans are in place for all information technology systems. The Company is preparing to upgrade its existing computer systems in order to ensure compliance. Management is researching key raw materials markets to ensure that the Company is adequately supplied in the event that a key supplier is not compliant.

The Company does not expect the cost of implementation to have a material adverse effect on its future results of operations, liquidity or capital resources. The total cost of the Year 2000 project is estimated at $4.6 million. This total includes the new enterprise system that was purchased during 1998, which was not purchased to achieve Year 2000 compliance in the Company's information systems. Instead it was purchased to provide management with the information and tools that it needs to better manage the Company. The Year 2000 problem has slightly accelerated the timetable for implementation, however. Of the total project cost, $3.5 million represents the purchase of new software and hardware, which will be capitalized. The remaining has been and will be expensed as incurred during 1998 and 1999, respectively. As of the end of the year, the Company has spent approximately $2.3 million on the project.

MARKET RISK

The Company has significant investments in both equity securities and municipal securities. These are summarized in Note C to the Consolidated Financial Statements. The Company does not use these securities for trading purposes and is not a party to any leveraged derivatives. For securities held, the Company utilizes a sensitivity analysis technique to evaluate the effect that hypothetical changes in market prices will have on the Company's investment securities. At November 28, 1998, the potential change in fair value of equity securities, assuming a 10% change in market prices was approximately $5 million. This amount is not significant compared with the overall financial position of the Company.

In addition, the Company has investments in affiliated companies accounted for under the equity method of accounting as described in Note D to the Consolidated Financial Statements.

SAFE-HARBOR, FORWARD-LOOKING STATEMENTS:

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

INVESTOR INFORMATION

CORPORATE INFORMATION

The company's annual report and proxy statement together contain substantially all the information presented in the Form 10-K report filed with the Securities and Exchange Commission. Individuals who wish to receive the Form 10-K or other corporate literature should contact Grover S. Elliott, Vice President, Finance and Investor Relations at 336-725-7996.

MARKET AND DIVIDEND INFORMATION

Bassett's common stock trades on the NASDAQ national market system under the symbol BSET. The company had approximately 1,752 registered stockholders at November 30, 1998. The range of per share amounts for the closing high and low market prices and dividends declared for the last two fiscal years are listed below.

                  MARKET PRICES OF COMMON STOCK           DIVIDENDS DECLARED
------------------------------------------------------    ------------------

QUARTER            1998                    1997             1998        1997
-------            ----                    ----             ----        ----
             HIGH        LOW         HIGH        LOW
First       $31.25      $25.63      $25.50      $22.25      $.20        $.40
Second       33.50       29.34       25.75       22.38       .20         .20
Third        31.88       24.13       30.75       26.00       .20         .20
Fourth       29.69       19.94       29.50       26.63       .20         .20

INVESTOR INQUIRIES

Securities analysts, portfolio managers and other representatives of financial institutions seeking information about the corporation should contact Grover S. Elliott, Vice President, Finance and Investor Relations at 336-725-7996.

STOCKHOLDER INQUIRIES

Stockholders with inquiries relating to stockholder records, stock transfers, change of ownership, change of address or dividend payments should write to Jane Wilson at the corporate headquarters.

ANNUAL MEETING

The Bassett Annual Meeting of Shareholders will be held Tuesday, March
30, 1999, at 11:30 a.m. at the company's showroom building in Thomasville, North Carolina.

WEB SITE

Our web site on the Internet is filled with information about Bassett Furniture, including this annual report, detailed financial information and updates, information about our fine home furnishings products, and a directory of Bassett Furniture Direct stores and other stores that feature Bassett products. Visit us at www.bassettfurniture.com.



24