Form 10-K, Exhibit 13
period 1999-11-27
BASSETT FURNITURE INDUSTRIES INC
filed 2000-02-25
CIK 10329

                                                                      EXHIBIT 13

CONSOLIDATED BALANCE SHEETS

Bassett Furniture Industries, Incorporated and Subsidiaries
November 27, 1999, and November 28, 1998
(dollars in thousands except per share data)


ASSETS
Current Assets                                                     1999             1998
   Cash and cash equivalents                                  $   5,740        $   5,499
   Short-term investments                                            --            8,923
   Trade accounts receivable, net                                64,731           59,203
   Inventories                                                   50,206           47,285
   Refundable income taxes                                        1,006            8,018
   Deferred income taxes                                          9,314           12,682
   Other current assets                                           5,260            2,038
                                                                136,257          143,648

Property and Equipment, net                                      93,155           56,387

Other Assets
   Investment securities                                         23,057           50,739
   Investments in affiliated companies                           67,558           52,769
   Other                                                         22,802           17,971
                                                                113,417          121,479
                                                              $ 342,829        $ 321,514
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
   Accounts payable                                           $  30,122        $  20,221
   Accrued liabilities                                           26,806           24,514
                                                                 56,928           44,735
Long-Term Liabilities
   Employee benefits                                             10,998           11,272
   Notes payable                                                 18,000               --
   Deferred income taxes                                          1,152              595
                                                                 30,150           11,867

Commitments and Contingencies (Notes N and O)

Stockholders' Equity
   Common stock, par value $5 a share, 50,000,000
    shares authorized                                            60,474           64,425
   Additional paid-in capital                                        --               --
   Retained earnings                                            187,973          193,130
   Accumulated other comprehensive income -
    unrealized holding gains, net of income tax effect            7,993            8,286
   Unamortized stock compensation                                 (689)            (929)
                                                                255,751          264,912
                                                              $ 342,829        $ 321,514



The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF OPERATIONS

Bassett Furniture Industries, Incorporated and Subsidiaries
For the years ended November 27, 1999, November 28, 1998 and November 30, 1997 (dollars in thousands except per share data)


                                                           1999          1998        1997
Net sales                                                $394,412     $397,557     $446,893

Costs and expenses
   Cost of sales                                          309,316      323,904      396,875
   Selling, general and administrative                     72,622       64,002       84,694
   Restructuring and impaired fixed asset charges             ---          ---       20,646
                                                          381,938      387,906      502,215
Income (loss) from operations                              12,474        9,651     (55,322)
Other income, net                                          13,744       11,445       13,367
Income (loss) before income taxes                          26,218       21,096     (41,955)
Income taxes                                                8,264        5,379     (22,346)
Net income (loss)                                        $ 17,954     $ 15,717    $(19,609)

Net income (loss) per share
   Basic                                                 $   1.44     $   1.21    $  (1.50)
   Diluted                                               $   1.44     $   1.20    $  (1.50)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Bassett Furniture Industries, Incorporated and Subsidiaries
For the years ended November 27, 1999, November 28, 1998, and November 30, 1997 (dollars in thousands)


                                                             1999         1998        1997
Net income (loss)                                          $17,954      $15,717     $(19,609)

Other comprehensive income, net of tax:
   Unrealized holding gains (losses) arising during
     the period, net of tax                                   (76)        2,852         1,713

   Less: reclassification adjustments for net gains
     included in net income, net of tax                      (217)        (141)           176

Total other comprehensive income (loss)                      (293)        2,711         1,889

Comprehensive income (loss)                                $17,661      $18,428     $(17,720)

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Bassett Furniture Industries, Incorporated and Subsidiaries
For the years ended November 27, 1999, November 28, 1998, and November 30, 1997 (dollars in thousands except share data)

                                                                                                      Accumulated
                                                                             Additional                  other       Unamoritized
                                                      Common Stock             Paid-in    Retained    Comprehensive       stock
                                                  Shares          Amount       Capital    earnings       income       compensation
BALANCE, DECEMBER 1, 1996                       13,075,595        $65,378         $----    $222,417        $3,686            $----
Net Loss                                              ----           ----          ----    (19,609)          ----             ----
Dividends ($1.00 per share)                           ----           ----          ----    (13,041)          ----             ----
Issuance of common stock                             4,288             21            86        ----          ----             ----
Purchase and retirement of common stock           (60,000)          (300)          (44)     (1,006)          ----             ----
Issuance of restricted common stock                 31,396            157           714        ----          ----            (871)
Amortization of stock compensation                    ----           ----          ----        ----          ----               11
Stock option grants                                   ----           ----         1,682        ----          ----             ----
Net change in unrealized holding gains                ----           ----          ----        ----         1,889             ----
BALANCE, NOVEMBER 30, 1997                      13,051,279         65,256         2,438     188,761         5,575            (860)
Net Income                                            ----           ----          ----      15,717          ----             ----
Dividends ($.80  per share)                           ----           ----          ----    (10,393)          ----             ----
Issuance of common                                     573              3            12         ---           ---              ---
Purchase and retirement of common stock          (185,300)          (927)       (2,896)       (955)          ----             ----
Issuance of restricted common stock                 16,836             85           459        ----          ----            (544)
Forfeitures of restricted stock                    (9,435)           (47)         (224)        ----          ----              271
Net change in unrealized holding gains                ----           ----          ----        ----         2,711             ----
Amortization of stock compensation                    ----           ----          ----        ----          ----              204
 Exercise of stock options                          11,000             55           211        ----          ----             ----
BALANCE, NOVEMBER 28,1998                       12,884,953         64,425          ----     193,130         8,286            (929)
Net Income                                            ----           ----          ----      17,954          ----             ----
Dividends ($.80 per share)                            ----           ----          ----     (9,983)          ----             ----
Issuance of common stock                             2,806             14            45         ---          ----             ----
Purchase and retirement of common stock          (792,990)        (3,965)          (45)    (13,128)          ----             ----
Net change in unrealized holding gains                ----           ----          ----        ----         (293)             ----
Amortization of stock compensation                    ----           ----          ----        ----          ----              240
BALANCE, NOVEMBER 27, 1999                      12,094,769        $60,474         $----    $187,973        $7,993           $(689)





The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Bassett Furniture Industries, Incorporated and Subsidiaries
For the years ended November 27, 1999, November 28, 1998, and November 30, 1997 (dollars in thousands)

OPERATING ACTIVITIES                                                      1999       1998      1997
Net income (loss)                                                      $17,954    $15,717  $(19,609)
Adjustments to reconcile net income (loss) to net cash
Provided by operating activities:
   Unused reserves for impairment of assets                                ---      2,000    11,181
   Depreciation and amortization                                         8,386      6,870     6,192
   Equity in undistributed income of affiliated companies             (12,587)    (5,784)   (5,926)
   Provision for losses on trade accounts receivable                       358        216     7,706
   Net (gain) loss from sales of investment  securities                (1,795)    (1,446)   (1,804)
   Net (gain) loss from sales of property and equipment                   (89)    (2,402)       970
   Compensation earned under restricted stock and stock option plans       240        204     1,693
   Deferred income taxes                                                 4,112      3,516  (18,549)
   Changes in long-term liabilities                                      (274)         24       413
   Changes in operating assets and liabilities:
     Trade accounts receivable                                         (8,617)    (2,092)       384
     Inventories                                                       (7,636)    (5,571)    25,368
     Other current assets                                              (3,661)      (633)      (80)
     Accounts payable and accrued liabilities                           13,325    (3,172)    17,561
     Refundable Income taxes                                             7,012    (2,993)   (4,180)
        Net Cash Provided By Operating Activities                       16,728      4,454    21,320

INVESTING ACTIVITIES
Purchases of property and equipment                                   (47,696)   (22,610)  (10,824)
Proceeds from sales of property and equipment                            1,370      7,717     1,875
Purchases of investment securities                                         ---   (16,176)  (65,385)
Proceeds from sales of investment securities                            37,814     57,510     4,903
Dividends from affiliated company                                        5,448     31,517    21,245
Investments in affiliated companies                                    (5,700)   (50,000)       ---
Change in investment in corporate owned life insurance                 (3,841)    (3,900)   (1,153)
Proceeds from sale of bedding division                                   6,500        ---       ---
Issuance of notes receivable                                               ---    (3,383)       ---
Other                                                                  (1,320)        901     (623)
        Net Cash Provided By (Used In) Investing Activities            (7,425)      1,576  (49,962)

FINANCING ACTIVITIES
Borrowings under notes payable                                          18,000        ---       ---
Issuances of common stock                                                  59        281       107
Repurchases of common stock                                           (17,138)    (4,778)   (1,350)
Dividends                                                              (9,983)   (10,393)  (13,041)
         Net Cash Used In Financing Activities                         (9,062)   (14,890)  (14,284)

CHANGE IN CASH AND CASH EQUIVALENTS                                        241    (8,860)  (42,926)

CASH AND CASH EQUIVALENTS -- beginning of year                           5,499     14,359    57,285

CASH AND CASH EQUIVALENTS -- end of year                                $5,740     $5,499   $14,359

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest payments                                                       $1,988     $7,240    $8,205
Income tax payments (refunds)                                         $(3,022)     $4,656    $1,402

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Bassett Furniture Industries, Incorporated and Subsidiaries
(dollars in thousands except share data)

A.  Summary of Significant Accounting Policies

Nature of Operations

The Company is a manufacturer and retailer of quality home furnishings and sells a full range of furniture products and accessories through department and furniture stores and an exclusive network of retail stores, some of which are company-owned and others are independently owned. Retail stores are located throughout the United States. The Company has 14 manufacturing facilities throughout the United States.

PRINCIPLES OF CONSOLIDATION AND FISCAL YEAR

The consolidated financial statements include the accounts of Bassett Furniture Industries, Incorporated (the "Company") and its subsidiaries, all of which are wholly-owned. All significant intercompany balances and transactions are eliminated in consolidation. The Company changed its fiscal year effective 1998 to end on the Saturday nearest November 30. Prior to 1998, the fiscal year ended on November 30.

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

TRADE ACCOUNTS RECEIVABLE

Substantially all of the Company's trade accounts receivable are due from retailers throughout the United States. The Company performs on-going evaluations of its customers' credit worthiness and generally requires no collateral. There is no disproportionate concentration of credit risk. The Company maintains allowances for doubtful accounts which include reserves for certain risk accounts and also reserves for sales returns and allowances and customer chargebacks. Allowances for doubtful accounts were $2,558 and $2,200 at November 27, 1999 and November 28, 1998, respectively.

INVENTORIES

Inventories are valued at the lower of cost or market. Cost is determined for wholesale furniture inventories, which approximate 92% of inventories in 1999 and 100% in 1998, using the last-in first-out (LIFO) method. Cost is determined for retail inventories, which approximate 8%, using the first-in, first-out
(FIFO) method.

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

INVESTMENT SECURITIES AND FINANCIAL INSTRUMENTS

The Company classifies its investment securities as available-for-sale, which are reported at fair value. Unrealized holding gains and losses, net of the related income tax effect, on available-for-sale securities are excluded from income and are reported as other comprehensive income in stockholders' equity. Realized gains and losses from securities classified as available-for-sale are included in income and are determined using the specific identification method for ascertaining the cost of securities sold. Periodically, the Company enters into Financial Instruments in order to reduce its exposure to fluctuations in the market value of its investment portfolio. All financial instruments are marked to market and recorded at their fair value. Gains and losses on financial instruments that qualify as accounting hedges are deferred as unrealized gains and losses. Gains and losses on financial instruments that do not qualify as accounting hedges are recorded as other income or expense.

INVESTMENT IN AFFILIATED COMPANIES

The equity method of accounting is used for the Company's investment in affiliated companies in which the Company exercises significant influence but does not maintain control.

INVESTMENT IN CORPORATE OWNED LIFE INSURANCE (COLI)

The Company is the beneficiary of life insurance policies with a face value of $2,188,876, which are maintained to fund various employee and director benefit plans. Policy loans outstanding of $55,398 and $57,496 at November 27,1999, and November 28, 1998, respectively, are recorded as a reduction in the policies cash surrender value, which is included in other assets in the accompanying consolidated balance sheets. Net life insurance income (expense), which includes premiums and interest on policy loans, changes in cash surrender values, and death benefits, is included in other income in the accompanying consolidated statements of operations.

During 1998, the Company elected to discontinue premium payments on a large number of COLI policies and invoke a non-forfeiture provision provided for by the policies. The effect of this election was to increase the face value on the policies to three times the original amount. The Company has elected to pay for the additional insurance through reductions in the policies cash value.

REVENUE RECOGNITION

Revenue is recognized when furniture is shipped to the customer. Sales to one customer were 16%, 15% and 15% of the Company's total net sales in 1999, 1998 and 1997.

INCOME TAXES

Deferred income taxes are provided based on the differences in timing of expense and income recognition between income tax and financial reporting in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes."

EARNINGS PER SHARE

The Company adopted SFAS No. 128, "Earnings Per Share" in 1998 and has restated prior period earnings per share to conform to this Statement. Basic earnings per share is determined by dividing net income available to common shareholders by the weighted average number of shares of Common Stock outstanding. Diluted earnings per share also considers the dilutive effect for stock options and restricted stock.

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

ADVERTISING COSTS

Costs incurred for producing and communicating advertising are expensed when incurred, including costs incurred under the Company's cooperative advertising program with dealers and licensees. Advertising costs totaled $9,200, $6,100, and $4,500 in 1999, 1998 and 1997, respectively.

SEGMENT INFORMATION

The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" in 1999. This statement establishes standards for the reporting of information about operating segments in annual and interim financial statements and requires restatement of prior year information. Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker(s) in deciding how to allocate resources and in assessing performance.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1999, the Financial Accounting Standards Board issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-deferral of the effective date of SFAS Statement No. 133 - an Amendment of FASB Statement No. 133." This statement delays the effective date of SFAS No. 133 one year, from years beginning after June 15, 1999, to years beginning after June 15, 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The

Company plans to adopt the provisions of this Statement in the first quarter of fiscal year 2001. Management is currently analyzing the impact of adopting this Statement on the Company's financial position and results of operations.

In 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) No. 98-5, "Reporting on the Costs of Start-Up Activities." This SOP provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred including pre-opening and pre-operating activities. The SOP is effective for fiscal years beginning after December 15, 1998. In the year of adoption, all previously capitalized start up costs should be written off and presented as a cumulative change in accounting principle. The Company plans to adopt this SOP in the first quarter of 2000 and does not believe that the impact will materially effect the Company's financial position or results of operations.

B. Sale of Bedding Division

During 1999 the Company sold substantially all of the assets of its Bedding Division to Premier Bedding Group LLC ("PBG"). The sale was effective April 30, 1999. The net assets sold, which totaled $8.4 million, were exchanged for $6.5 million in cash and a $1.9 million convertible note receivable. The reductions in these operating assets are excluded from the changes in operating assets and liabilities on the accompanying statement of cash flows for the year ended November 27, 1999. Net sales and operating income (losses) for the bedding division were $12 million and $(.1 million), respectively for 1999, $39 million and $1.0 million in 1998, and $54 million and $1.4 million in 1997.

C. Inventories

Inventories consist of the following:


                                          November 27, 1999     November 28, 1998
Finished goods                                      $41,823               $37,430
Work in process                                       9,880                 9,169
Raw materials and supplies                           17,881                26,506
Retail merchandise                                    6,076                   ---
Total inventories on first-in,
   first-out cost method                             75,660                73,105
LIFO adjustment                                    (25,454)              (25,820)
                                                    $50,206               $47,285

During 1999 and 1998, the Company liquidated certain LIFO inventories which decreased cost of sales by approximately $1,600 and $800, respectively.

D. Property and Equipment


                                          November 27, 1999     November 28, 1998
Land                                               $  7,920                $3,289
Buildings                                            67,691                48,956
Machinery and Equipment                             151,828               133,147

                                                    227,439               185,392
Less: Accumulated Depreciation                    (134,284)             (129,005)

                                                  $  93,155             $  56,387


Depreciation expense was $7,725, $6,870 and $6,192 in 1999, 1998 and 1997,
respectively.

E. Investment Securities and Financial Instruments

Investment securities by major security type are as follows:

                         November 27, 1999
                                       Unrealized
                                       holding            Fair
                        Cost           gains              value
Equity securities       $ 9,953        $13,104            $23,057

                         November 28, 1998
                                       Unrealized
                                       holding            Fair
                        Cost           gains              value
Equity securities       $11,272        $13,146            $24,418
Mutual funds              2,277            408              2,685
Municipal securities     23,606             30             23,636
                        $37,155        $13,584            $50,739

During 1999, the Company entered into an equity collar arrangement in order to reduce its exposure to fluctuations in its investment portfolio. The equity collar is a series of puts and calls on a market index covering a national amount of $19,700, which expire quarterly in varying amounts over a three year period. The fair market value of this financial instrument at November 27, 1999 was $3,423 and is included in accrued liabilities on the accompanying balance sheet. The related loss has been reflected in other income in the accompanying statement of operations for the year ended November 27, 1999. Subsequent to yearend, the Company terminated this particular financial instrument, at a cost of $2.1 million, and entered into a new financial instrument which more directly correlates to the Company's investment portfolio.

F. Investment in Affiliated Companies

The Company has equity interests in the following entities which are accounted for using the equity method:

Affiliate                                                % Ownership        Description of Business
International Home Furnishings Center, Inc. (IHFC)       41.3%              Home Furnishings Showrooms

The Bassett Industries Alternative Asset Fund, LP        99.8%              Investment Partnership

Triwood, Inc.                                            50.0%              Real Estate Joint Venture

Zenith Freight Lines, LLC                                49.0%              Transportation

The Accessory Group, LP                                  90.0%              Home Furnishings Accessories

The Alternative Asset Fund invests in a variety of other private partnerships, which employ a combination of investment strategies including merger arbitrages, convertible arbitrages and other market neutral investments. Summarized combined financial information for all of the affiliated companies are as follows:

                                         1999               1998              1997
Total assets                         $136,434           $119,276         $  56,794
Total liabilities                      87,503             84,607            10,212
Revenues                               56,628             42,203            41,730
Income from operations                 31,345             24,021            23,027
Net income                             18,455             14,503            15,104
Dividends received                      5,448             31,517            21,245

The recorded investment in IHFC at November 27, 1999, and November 28, 1998, exceeded the Company's interest in the underlying net assets of these entities by $8,818 and $9,276, respectively. This difference is being amortized and the related investment balance reduced utilizing the straight-line method over 35 years.

The Company had earnings in excess of distributions from these investments of $3,742 at November 27, 1999, and net distributions in excess of earnings of $3,854 at November 28, 1998. Deferred income taxes related to these items have been provided in the accompanying consolidated financial statements.

G. Accrued Liabilities

Accrued liabilities consist of the following:

                                           November         November
                                           27,              28,
                                           1999             1998
Compensation and related benefits              $11,000     $   9,335
Severance and employee benefits                  2,854         1,859
Advertising and rebates                          3,214         4,132
Legal and environmental                          3,316         4,615
Financial instrument liability                   3,423           ---
Other                                            2,999         4,573
                                               $26,806       $24,514

H. Income Taxes

A reconciliation of the statutory federal income tax rate and the effective income tax rate, as a percentage of income (loss) before income taxes, is as follows:

                                                  1999          1998         1997
Statutory federal income tax rate                35.0%         35.0%      (35.0%)
Dividends received exclusion                      (.6)         (1.0)         (.7)
Tax exempt interest                               (.8)         (2.0)        (1.0)
Undistributed affiliate income                   (5.4)         (7.7)        (4.2)
Corporate owned life insurance                    (.5)         (3.2)        (4.3)
State income tax, net of federal benefit           3.6           3.1        (6.0)
Property donation                                  ---           ---        (3.2)
Other                                               .2           1.3          1.1
  Effective income tax rate                      31.5%         25.5%      (53.3%)

The components of the income tax provision (benefit) are as follows:

Current:                                          1999          1998         1997
Federal                                       $  3,928      $  1,762    $ (3,968)
State                                              224           101          171

Deferred:
Federal                                          3,906         3,340     (17,622)
State                                              206           176        (927)
Total                                         $  8,264      $  5,379    $(22,346)

The income tax effects of temporary differences and carryforwards which give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are as follows:


                                                            November 27,    November 28,
                                                            1999            1998
Deferred income tax assets:
  Trade accounts receivable                                        $ 1,648        $  1,514
  Inventories                                                        1,825           1,601
  Impaired asset reserves                                            1,862           2,084
  Retirement benefits                                                5,121           5,135
  Severance and employee benefits                                      964             725
Legal and environmental                                              1,293           1,800
  Net operating loss carry forwards                                     24             441
  Distribution from affiliates in excess of income                   2,465           2,258
  Contribution carryforward (expires 2002)                             989             820
  Alternative minimum tax credit carryforward (no expiration)        1,756             ---
  Loss on financial instrument                                       1,335             ---
  Other accrued liabilities                                          3,726           5,141

     Total gross deferred income tax assets                         23,008          21,519

Deferred income tax liabilities:
  Property and equipment                                             5,689           3,343
  Undistributed affiliate income                                     3,497             541
  Prepaid expenses and other                                           549             250
  Unrealized holding gains                                           5,111           5,298

    Total gross deferred income tax liabilities                     14,846           9,432

    Net deferred income tax assets                                $  8,162         $12,087

I. Long-Term Liabilities and Retirement Plans

The Company has a qualified defined contribution plan (Employee Savings/Retirement Plan) that covers all employees with over one year of service who elect to participate and have fulfilled the necessary service requirements. Employee contributions to the Plan are matched by the Company at the rate of 115% of the first 2% through 5% of the employee's contribution, based on seniority. The Plan incorporates provisions of Section 401(k) of the Internal Revenue Code. The expenses for the Plan for 1999, 1998, and 1997 were approximately $2,475, $2,273 and $2,453 respectively.

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

J. Notes Payable

In 1999 the Company entered into a $50 million unsecured revolving credit facility with a bank which matures October 2002. Borrowings under the facility totaled $18 million at November 27, 1999. After coverage for letters of credit, the Company had $26 million available for borrowing under the facility at November 27, 1999. The average interest rate was 6.9% at November 27, 1999.

The facility contains, among other provisions, certain defined financial requirements regarding working capital and leverage ratios. The Company was in compliance with all of these provisions at November 27, 1999.

K. Capital Stock and Stock Compensation

The Company has a Long Term Incentive Stock Option Plan that was adopted in 1993 (the 1993 Plan). Under the 1993 Plan, the Company has reserved for issuance 450,000 shares of Common Stock of which 2,279 were available for grant at November 30, 1997. Options granted under the 1993 Plan may be for such terms and exercised at such times as determined at the time of grant by the Organization, Compensation and Nominating Committee of the Board of Directors. Options to purchase 360,750 shares of Common Stock were granted during 1997 to officers and key employees. The exercise price of these options is $22.62, which equaled the fair market value of the Company's Common Stock at the date of the grant. However, this exercise price was less than the fair market value at the measurement date for 330,000 of the options granted. All of these options became exercisable in 1997. Compensation expense related to these options of $1,682 is included in selling, general and administrative expenses in the accompanying 1997 consolidated statement of operations. These options expire at various dates through 2007.

The Company adopted a second Employee Stock Plan in 1998 (the 1998 Plan). Under the 1998 Plan, the Company has reserved for issuance 950,000 shares of Common Stock. The terms of the 1998 Plan also allow for the issuance of the 2,279 shares which remained as of December 1, 1997 from the 1993 Plan. In addition, the terms of the 1998 Plan allow for the reissuance of any stock options which have been forfeited before being exercised. An additional 500,000 shares of Common Stock were authorized for issuance by the Stockholders at the 1999 Annual Shareholders Meeting. Options granted under the 1998 Plan may be for such terms and exercised at such times as determined by the Organization, Compensation, and Nominating Committee of the Board of Directors. Shares available for grant under the 1998 Plan were 769,902 at November 27, 1999.

The Company has a Stock Plan for Non-Employee Directors which was adopted in 1993. Under this stock option plan, the Company has reserved for issuance 75,000 shares of Common Stock, 7,719 of which are available for grant at November 27, 1999. Under the terms of this plan, each non-employee director will automatically be granted an option to purchase 1,000 shares of Common Stock on April 1 of each year. These options are exercisable for 10 years commencing six months after the date of grant.

Option activity under these plans is as follows:

                                                          Weighted
                                                          Average
                                            Number of     price per
                                            shares        share
Outstanding at November 30, 1996              321,625       $32.02
  Granted in 1997                             382,750       $22.87
  Exercised in 1997                           (2,000)       $25.97
  Cancelled in 1997                          (49,577)       $31.50

Outstanding at November 30, 1997              652,798       $26,80
  Granted in 1998                             875,759       $30.25
  Exercised in 1998                          (11,000)       $24.18
  Cancelled in 1998                         (126,142)       $31.67

Outstanding at November 28, 1998            1,391,415       $28.51
  Granted in 1999                             320,406       $22.58
  Exercised in 1999                               ---          ---
  Cancelled in 1999                         (341,032)       $27.19

Outstanding at November 27, 1999            1,370,789       $27.46
Exercisable at November 27, 1999              508,877       $24.48
Exercisable at November 28, 1998              614,386       $26.17
Exercisable at November 30, 1997              602,726       $26.22

The following table summarizes information about stock options outstanding at November 27, 1999:

                                                Options Outstanding
                                                Weighted average                               Options Exercisable
                                                remaining
Range of exercise         Number outstanding    contractual life   Weighted average  Number exercisable  Weighted average
prices                    at Nov. 27, 1999      (years)            exercise price    at Nov. 27, 1999    exercisable price
    $16.25 - 22.49             88,500                9.4            $19.59                ---               $---
     22.50 - 27.75            566,464                7.6             23.24            445,464              23.43
     27.76 - 37.40            715,825                8.0             31.79             63,413              31.89

     16.25 - 37.40          1,370,789                7.9             27.46            508,877              24.48

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

                                       1999         1998         1997
Net income (loss):
  As reported                          $17,954      $15,717      $(19,609)
  Pro Forma                            $16,879      $14,863      $(19,945)

Basic earnings (loss) per share
  As reported                          $1.44        $1.21        $(1.50)
  Pro Forma                            $1.35        $1.14        $(1.53)

Diluted earnings (loss) per share:
  As reported                          $1.44        $1.20        $(1.50)
  Pro Forma                            $1.35        $1.14        $(1.53)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted average assumptions:

                                       1999         1998         1997
Expected lives                         5 years      5 years      5 years
Risk-free interest rate                4.5%         5.3%         6.6%
Expected volatility                    34.5%        34.2%        29.5%
Dividend yield                         3.3%         3.0%         3.3%

The weighted average fair values of options granted during 1999, 1998 and 1997 were $5.64, $9.45 and $6.15 respectively.

During 1998 and 1997, the Company issued 16,836 and 31,396 shares respectively, of restricted Common Stock under the 1993 Long Term Incentive Plan as compensation for certain key salaried employees. These shares carry dividend and voting rights. Sale of these shares is restricted prior to the date of vesting, which is five years from the date of grant. Shares issued under this plan were recorded at their fair market value on the date of the grant with a corresponding charge to stockholders' equity. The unearned portion is being amortized as compensation expense on a straight-line basis over the related vesting period. Compensation expense related to these grants was $240 in 1999, $204 in 1998 and $11 in 1997.

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

L. Other Income, Net

                                        1999            1998              1997
Equity in undistributed income
   of affiliated companies            $12,587         $  5,784            $ 5,926
Corporate owned life insurance,
   net of interest expense              3,109             (91)            (1,148)
Net gain from sales of investment
   securities                           1,795            1,446              1,804
Dividends                                 835              825              1,141
Interest Income (principally
   tax exempt)                            571            3,195              3,328
Interest expense                        (256)              ---                ---
Net loss on financial instrument      (3,423)              ---                ---
Other, net                            (1,474)              286              2,316
                                      $13,744          $11,445            $13,367

Interest expense on corporate owned life insurance policy loans was $1,769 in 1999, $5,450 in 1998, and $7,295 in 1997.

M. Restructuring, Impaired Fixed Asset and Other Unusual and Nonrecurring
Charges

During 1999, the Company reorganized its retail operations and subsequently formed a new joint venture to operate its stores. See Note R for more discussion of this transaction. The Company recorded $1,156 of nonrecurring charges related to this transaction and the closing of one upholstery plant. The charges were primarily severance and related employee benefit costs. Of these costs, $676 are included in cost of sales and $480 are included in selling, general and administrative expenses in the accompanying 1999 consolidated statement of operations.

During 1997, the Company restructured certain of its operations and recorded restructuring and impaired fixed asset charges of $20,646. The restructuring plan was the result of management's decision to focus on its core Bassett product line and efforts to improve operating efficiencies. The principal actions of the plan included the closure or sale of 14 manufacturing facilities, elimination of three product lines (National/Mt. Airy, Impact and Veneer Production) and the severance of approximately 1,000 employees. The major components of the restructuring and impairment of fixed assets charges and the remaining reserves as of November 27, 1999, and November 28, 1998, are as follows:

                                                                            1998                    1999
                                   Original        1997        1998         Reserve    1999         Reserve
                                   charges         Activity    Activity     Balance    Activity     Balance
Non-cash write-downs of
  property and equipment to
  net realizable value             $13,362         $13,362          ---        ---          ---         ---
Severance and related employee
  benefits                           5,684             774        3,507      1,403          289       1,114
Lease exit costs                       614             ---          190        424          222         202
Other                                  986             261           63        662          662         ---

Total                              $20,646         $14,397      $ 3,760    $ 2,489      $ 1,173     $ 1,316

The Company completed the closure of five of the 14 manufacturing facilities, disposed of one of the facilities and severed approximately 600 employees during 1997. Substantially all remaining restructuring activities were completed in 1998. Net sales and operating income from activities that were discontinued were $2,180 and $0, respectively, in 1998, and $46,221 and $(31,602) in 1997.

As a result of the plan, additional nonrecurring charges including moving costs, plant consolidation inefficiencies and inventory write-downs totaling $4,669 were recorded in 1998. Of these costs, $3,887 are included in cost of goods sold and $782 are included in selling, general and administrative expenses in the accompanying 1998 consolidated statement of operations. After an income tax benefit of $1,821, the additional nonrecurring charges of $4,669 reduced fiscal year 1998 net income by $2,848 or $0.22 per share. Additional nonrecurring charges recorded in 1997 totaled $31,654. Of these costs, $28,325 are included in cost of goods sold and $3,329 are included in selling, general, and administrative expenses in the accompanying 1997 consolidated statement of operations. After an income tax benefit of $22,027, the restructuring and impaired fixed asset charges of $20,646 and additional nonrecurring charges of $31,654 reduced fiscal year 1997 net income by $30,273 or $2.32 per share.

In addition, the Company incurred other unusual and nonrecurring charges during 1997 of $12,500 related to customer bankruptcies, environmental matters and issues related to the Bedding Division (Note N). Of these charges, $1,000 are included in cost of goods sold and $11,500 are included in selling, general and administrative expenses in the accompanying 1997 consolidated statement of operations. After an income tax benefit of $4,875, these other unusual and nonrecurring charges reduced fiscal year 1997 net income by $7,625 or $.58 per share.

N. Contingencies

A suit was filed in June 1997 in the Superior Court of the State of California for the County of Los Angeles (the "Superior Court") against the Company, two major retailers and certain current and former employees of the Company. The suit sought certification of a class consisting of all consumers who purchased certain mattresses and box springs from the major retailers that were manufactured by a subsidiary of the Company, E.B. Malone Corporation, with allegedly different specifications than those originally manufactured for sale by these retailers. The suit alleged various causes of action, including negligent misrepresentation, breach of warranty, violations of deceptive practices laws and fraud. Plaintiffs sought compensatory damages of $100 million and punitive damages. In 1998, the Superior Court dismissed the class action allegations in plaintiffs' complaint and transferred the entire action out of the class action department. The court also dismissed many of the individual claims. Plaintiffs then filed a notice of appeal from the class action ruling. Plaintiffs also filed a petition for a writ of mandamus or other extraordinary relief, which was denied. The suit was subsequently transferred from the Superior Court for the County of Los Angeles to the Superior Court for Orange County. After the case was transferred to Orange County, the plaintiffs stipulated to a dismissal with prejudice of all individual defendants. Additionally, all remaining claims against the Company were stayed by the Orange County Court pending Plaintiffs' appeal of the dismissal of their class action allegations. The parties have recently briefed the issues on appeal, but no hearing date has been set by the appellate court. Although it is impossible to predict the ultimate outcome of this litigation, the Company intends to vigorously defend this suit, because it believes that the damages sought are unjustified and because this case is inappropriate for class action treatment. Because the Company believes that the two major retailers were unaware of any alleged changes in specifications, the Company has agreed to indemnify the two major retailers with respect to the above.

Legislation has phased out interest deductions on certain policy loans related to Company owned life insurance (COLI) as of January 1, 1999. The Company has recorded cumulative reductions to income tax expense of approximately $8 million as the result of COLI interest deductions through 1998. The Internal Revenue Service (IRS), on a national level, has pursued an adverse position regarding the deductibility of COLI policy loan interest for years prior to January 1, 1999. In 1999, the IRS received a favorable Tax Court ruling on one taxpayer regarding the non-deductibility of COLI loan interest. Management understands that this ruling and the adverse position taken by the IRS will be subjected to extensive challenges in court. In the event that the IRS prevails, the outcome could result in a potential income tax and interest payments which could be material to the Company's future results of operations.

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

O. Leases

The Company leases land and buildings principally for the operation of its Company-owned retail outlets and related distribution facilities. Lease terms range from three to 15 years and generally have renewal options of between five and 15 years. The following schedule shows future minimum lease payments under non-cancelable leases having remaining terms in excess of one year as of November 27, 1999:




                             2000               $ 2,217
                             2001                 2,131
                             2002                 1,913
                             2003                 1,922
                             2004                 1,837
                             Thereafter          16,197
                                                $26,217


Rental expense related to these leases was $1,330 in 1999, and $0 in 1998 and 1997, respectively.

As part of Bassett's expansion strategy for its retail stores, Bassett has guaranteed certain lease obligations and construction loan obligations of licensee operators of the Bassett Furniture Direct program. Lease guarantees generally do not exceed five years. The Company was contingently liable under licensee lease obligation guarantees in the amount of $12,147 at November 27, 1999. Additionally, the Company was contingently liable under licensee construction loan guarantees in the amount of $15,180 at November 27, 1999.

P. Earnings Per Share

The following table reconciles basic and diluted earnings per share:

                                              Shares         Net Income (loss)     Earnings Per Share
1999:
Basic EPS                                 12,499,481                   $17,954                  $1.44
Add effect of dilutive securities:
Options and restricted stock                   6,992                       ---                    ---
Diluted EPS                               12,506,473                   $17,954                  $1.44

1998:
Basic EPS                                 12,984,639                   $15,717                  $1.21
Add effect of dilutive securities:
Options and restricted stock                  80,449                       ---                  (.01)
Diluted EPS                               13,065,088                   $15,717                  $1.20

1997:
Basic EPS                                 13,045,789                 $(19,609)                $(1.50)
Add effect of dilutive securities:
Options and restricted stock                   5,377                       ---                    ---
Diluted EPS                               13,051,166                 $(19,609)                $(1.50)

Q. Segment Information

The Company's operations are classified into two primary businesses: wholesale and retail home furnishings. The wholesale home furnishings business is involved principally in the manufacture, sale and distribution of furniture products to a network of independently-owned and Company-owned stores. The wholesale business consists primarily of two operating segments, wood and upholstery. The retail home furnishings segment sells home furnishings products through a network of Company-owned retail stores known as Bassett Furniture Direct (BFD).

The wood segment is engaged in the manufacture and sale of wood furniture to independent and Company-owned retailers. The upholstery segment involved in the manufacture and sale of upholstered frames and cut upholstery items having a variety of frame and fabric options.

The Company's other businesses consist of the Bedding Division, a contemporary furniture business (Wieman) and corporate operations, all included to reconcile segment information to the Consolidated Financial Statements. The Bedding Division activity is included for five months in 1999 and 12 months in 1998 and 1997. Restructuring and other nonrecurring charges are included for 1998 and 1997 as discussed in Note M to the Consolidated Financial Statements.

Wholesale profitability includes the wholesale gross margin, which is earned on wholesale sales to all retail stores, including Company-owned stores. The retail profitability includes the retail gross margin, which is earned based on final delivery to consumers. Inter-segment eliminations comprise primarily the wholesale sales and profit on the transfer of inventory between segments. Operating income by business segment is defined as sales less direct operating costs and expenses. Identifiable assets are those assets used exclusively in the operations of each business segment. Identifiable assets for the wood and upholstery segments consist of inventories and property, plant and equipment.

                                                                                     Inter-segment
1999                             Wood  Upholstery      Other   Wholesale      Retail  Eliminations  Consolidated
Net sales                     259,825     103,520     26,156     389,501      11,319       (6,408)      394,412
Operating Income (Loss)        44,363       9,398   (38,267)      15,494     (2,570)         (450)       12,474
Identifiable assets            81,067      14,195    236,708     331,970      10,859           ---      342,829
Depreciation and
  amortization                  3,846         753      3,303       7,902         484           ---        8,386
Capital expenditures           16,075       2,825     10,106      29,006      18,690           ---       47,696

                                                                                     Inter-segment
1998                             Wood  Upholstery      Other   Wholesale      Retail  Eliminations  Consolidated
Net sales                     233,626     110,223     53,708     397,557         ---           ---      397,557
Operating Income (Loss)        36,730       8,260   (35,339)       9,651         ---           ---        9,651
Identifiable assets            80.340      15,134    226,040     321,514         ---           ---      321,514
Depreciation and
  amortization                  3,287         568      3,015       6,870         ---           ---        6,870
Capital expenditures            6,363       1,358     14,889      22,610         ---           ---       22,610

                                                                                     Inter-segment
1997                             Wood  Upholstery      Other   Wholesale      Retail  Eliminations  Consolidated
Net sales                     195,743     131,690    119,460     446,893         ---           ---      446,893
Operating Income (Loss)        26,943       4,820   (87,085)    (55,322)         ---           ---     (55,322)
Identifiable assets            65,632      12,606    242,087     320,325         ---           ---      320,325
Depreciation and
  amortization                  3,014         590      2,588       6,192         ---           ---        6,192
Capital expenditures            7,590         425      2,809      10,824         ---           ---       10,824

R. Subsequent Event:

Subsequent to yearend, the Company merged all of its eight company owned Bassett Furniture Direct (BFD) stores with a licensee's five BFD stores, and formed a new joint venture know as the Ladin Retail Group (LRG). Bassett contributed the net assets from its retail operations along with $4.2 million in cash and the Ladins contributed their net assets along with $.5 million in cash. Bassett owns 51% of the new entity.

                            [ARTHUR ANDERSEN LOGO]



To the Stockholders and Board of Directors of Bassett Furniture Industries,
Incorporated:

We have audited the accompanying consolidating balcnace sheets of Bassett Furnityre Industries, Incorporated (a Virginia corporation) and subsidiaries as of November 27, 1999 and November 28, 1998, and the related consolidated statement of operation, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended November 27, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on thesse financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit ot obtain reasonable assurance about whether the financial statements are free of material messtatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall finacnial statment presentation. We believe that our audits provide a reasonabe basis of our opinion.

In our opinion, financial statements referred to above present fairly, in all material respects, the financial position of Bassett Furniture Industries, Incorporated and subsidiaries os of November 27, 1999 and Novenber 28, 1998, and the results of their operations and their cash flows for each of the three years in the period ended November 27, 1998, in conformity with generally accepted accounting principles.




/s/ Arthur Andersen

Greensboro, North Carolina,
 January 17, 2000.

OTHER BUSINESS DATA

Bassett Furniture Industries, Incorporated and Subsidiaries
(dollars in thousands except share and share data)

SELECTED FINANCIAL DATA

                                         1999       1998         1997           1996        1995
Net sales                            $394,412   $397,557     $446,893       $450,717    $490,817
Cost of sales                         309,316    323,904      396,875        379,259     407,750
Operating profit (loss)                12,474      9,651     (55,322)  (1)     7,306      17,129
Other income                           13,744     11,445       13,367         14,982      13,000
Income (loss) before income taxes      26,218     21,096     (41,955)  (1)    22,288      30,129
Income taxes                            8,264      5,379     (22,346)  (1)     3,787       7,226
Net income (loss)                      17,954     15,717     (19,609)  (1)    18,501      22,903
Diluted earnings (loss) per share        1.44       1.20       (1.50)  (1)      1.39        1.63
Cash dividends declared                 9,983     10,393       13,041         10,626      11,197
Cash dividends per share                  .80        .80         1.00            .80         .80
Total assets                          342,829    321,514      320,325        335,166     346,720
Current ratio                       2.39 to 1  3.21 to 1    4.12 to 1      6.42 to 1   5.79 to 1
Book value per share                    20.46      20.40        20.01          22.29       21.88
Weighted average number of shares  12,499,481 12,984,639   13,045,789     13,351,585  14,052,794

QUARTERLY RESULTS OF OPERATIONS

                                         1999
                                First        Second         Third          Fourth
Net sales                      $ 99,809     $103,659       $ 88,803       $102,141
Gross profit                     19,576       22,464         20,224         22,832
Net income                        4,415        5,060          4,405          4,074
  Basic earnings per share          .34          .40            .36            .34
  Diluted earnings per share        .34          .40            .36            .34

                                         1998
                                 First       Second          Third         Fourth
Net sales                      $ 98,333     $ 98,335       $ 98,093       $102,796
Gross profit                     17,582       18,527         17,690         19,854
Net income                        3,435        3,959          3,127          5,196
  Basic earnings per share          .26          .30            .24            .40
  Diluted earnings per share        .26          .30            .24            .40

(1) See Note M to the Consolidated Financial Statements for a discussion of restructuring and fixed asset impairment charges

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Bassett Furniture Industries, Incorporated and Subsidiaries
(dollar amounts in thousands)

RESULTS OF OPERATIONS:

In 1999, Bassett reported a net sales decline of 1% following an 11% decline in 1998. The decline in sales reflects the elimination and disposition of divisions and products that did not adequately contribute to earnings. In April of 1999, the Company sold its Bedding Division, which had revenues of $12 million in 1999 (prior to the sale), $39 million in 1998, and $54 million in 1997. The decline from 1997 to 1998 also resulted from eliminating three divisions (Impact, National/Mt. Airy and Veneer) which had net sales of $46 million in 1997.

Offsetting these declines were increases in core Bassett branded wholesale furniture sales in both 1998 and 1999. Core wholesale furniture sales have increased 6% each of the past two years driven by the opening of additional Bassett Furniture Direct (BFD) stores. A net 15 BFD stores were opened in 1999 following the opening of 17 stores in 1998, bringing the total BFD stores open at the end of fiscal 1999 to 51. The Company has targeted opening approximately 20 new BFD stores in each of the next five years. Within our core wholesale furniture segment, sales of our products have significantly increased over the past two years, 11% and 19% for 1999 and 1998, respectively, while upholstery product sales have declined 6% and 16% for 1999 and 1998, respectively. We continue to reposition our product offerings and account structure in order to improve both service and profitability.

Gross margin; selling, general, and administrative (S,G&A) expenses; and operating income as a percentage of net sales were as follows for the years ended November 27, 1999, November 28, 1998, and November 30, 1997:

                                         1999             1998         1997
 Gross Margin                           21.6%            18.5%        11.2%
 S,G&A Expenses                         18.4%            16.1%        18.9%
 Operating Income                        3.2%             2.4%      (12.4%)

The improvement in gross margin from 11.2% in 1997 to 18.5% in 1998 to 21.6% in 1999 reflects both the elimination and disposition of unprofitable divisions and the operational changes made by the Company over the past two years. Results in 1997 and 1998 were negatively impacted by restructuring and nonrecurring charges, substantially all of which were completed in 1998. On a continuing operations basis, margins improved from 17.8% in 1997 to 19.5% in 1998 to 21.7% in 1999 due to consolidation and absorption efficiencies, new investments in technology and equipment, manufacturing process improvements, and product enhancements. The Company is committed to continuing its gross margin improvement initiatives. These initiatives include the consolidation of the J.D. Bassett plant in the Wood Division and the closing of the Dumas plant in the Upholstery Division, additional investments in equipment and technology, and additional engineering efforts to streamline plant production processes.

S,G&A expenses increased from 16.1% of sales in 1998 to 18.4% of sales in 1999 following a decrease in 1998 from 18.9% in 1997. The increase in 1999 is attributable primarily to the Company's entry into the retail furniture business and the related support structure required for this segment ($10 million). In addition, the Company increased spending on brand building and marketing programs. Spending related to information technology and systems has also increased in each of the last two years. The Company plans to continue to focus its spending on marketing and advertising in order to drive its sales growth. Management expects S,G&A spending in the wholesale furniture segment to approximate 16.5% of wholesale furniture sales over the next five years. Total S,G&A spending will continue to increase as a percentage of sales due to the consolidation of an ever growing retail business.

Other income increased from $11.4 million in 1998 to $13.7 million in 1999, following a decrease in 1998 from $13.4 million in 1997. The increase in 1999 was due principally to better returns on the Company's investment portfolio. Also included in the increase was income from the Company's COLI plan. COLI income is realized as proceeds from policy claims exceed interest on policy loans and changes in the cash surrender value of the policies. The decrease from 1997 to 1998 was due to fewer sales of investment securities and the related gains from these sales. Other income will continue to be an integral component of the Company's future earnings. Management plans to continue to make investments in companies which are strategically aligned with Bassett and the home furnishings industry.

The effective tax rate was 31.5% in 1999 compared to 25.5% in 1998 and (53.3%) in 1997. The unusual rate in 1997 was a result of the restructuring, impaired fixed asset and other non-recurring charges incurred in 1997. The 1999 and 1998 tax rates were lower than the statutory federal income tax rate due to exclusions for tax exempt and undistributed affiliate income and the Company's COLI Plan (1998 only). Note H in the "Notes to Consolidated Financial Statements" contains complete disclosure of the Company's income tax status. The increase in the effective rate for 1999 is due to the final phase-out of the COLI loan interest deduction and the reduction in tax exempt bond income.

For the year ended November 27, 1999, net income was $18.0 million, or $1.44 per diluted share, compared to net income of $15.7 million or $1.20 per diluted share in fiscal 1998, and a net loss of $19.6 million or ($1.50) per diluted share in fiscal 1997.

SEGMENT INFORMATION:

The following is a discussion of operating results for each of Bassett's business segments. A full description of each operating segment along with financial data for each segment can be found in Note Q to the Notes of the Consolidated Financial Statements.

Wood Division

                                         1999             1998          1997
Net Sales                            $259,825         $233,626      $195,743
Contribution to Profit and Overhead    44,363           36,730        26,943

Wood Division net sales grew 11% in 1999 and 19% in 1998 due to the expansion of the BFD store program, successful new product introductions, and improvements in product styling, quality, and service.

Contribution to profit and overhead is defined by the Company as gross profit less direct divisional operating expenses but excluding any allocation of corporate overhead expenses, interest expense, or income taxes. For the Wood division, contribution to profit and overhead has increased dramatically over the past two years from 13.8 as a percentage of net sales in 1997 to 15.7% in 1998 and 17.1% in 1999. This improvement results from the combination of consolidation and absorption efficiencies and several Company initiatives. The initiatives include investments in equipment and technology, manufacturing process improvements, and targeted price increases.

Two of the Company's wood manufacturing facilities posted notable improvement in their contribution to profit and overhead from 1998 to 1999. The two plants located in Dublin, Georgia, and Mt. Airy, North Carolina, achieved these results for the reasons noted above but also as a result of better plant scheduling practices, a narrower more focused product line, and standardized production processes. In addition, sales of the Company's import products have increased in each of the last two years, improving sales and profitability for the Wood Division.

Upholstery Division

                                         1999             1998          1997
Net Sales                            $103,520         $110,223      $131,690
Contribution to Profit and Overhead     9,398            8,260         4,820

Net sales for the Upholstery Division have declined in each of the past two years, as the Company continues its overall repositioning of this product segment. Management decided to exit certain distribution channels, which it concluded, were incompatible with the Bassett brand image and its current primary channels of distribution. The Company has decided to focus this segment on its BFD stores, its At Home with Bassett galleries, and several of its major customers.

Contribution to profit and overhead has improved despite the sales decline. For the Upholstery Division, contribution to profit and overhead has increased over the past two years from 3.6% of sales in 1997 to 7.5% in 1998 to 9.1% in 1999. Repositioning the segment away from lower margin accounts and products and into higher quality, more stylish goods combined with operational initiatives have propelled the profit improvement. The operational initiatives include the entry into cellular manufacturing and investments in new cutting and sewing equipment.

Retail Segment

                                         1999             1998          1997
Net Sales                             $11,319              ---           ---
Operating Loss                        (2,570)              ---           ---

The Company owned and operated eight BFD stores in 1999. Delivered sales from these stores, which opened or were purchased at various months during the year, were $11.3 million. The pretax operating loss (which includes a corporate management allocation) of $2.6 million resulted from acquiring two underperforming licensed stores during the year, start-up related losses associated with opening the other six stores, and operational inefficiencies incurred during the first year of this new segment.

Note that subsequent to year-end, the Company merged its eight BFD stores with a licensee's five BFD stores, and formed a new joint venture known as the Ladin Retail Group (LRG). Bassett retains a 51% ownership of the joint venture and will be consolidating the results of LRG's operations into future consolidated financial statements.

The change in "Other" operations from 1997 to 1998 to 1999 detailed in Note Q to the Consolidated Financial Statements reflect the elimination of discontinued operations previously discussed, the sale of the bedding division, and the increase in corporate related marketing and support structure spending.

LIQUIDITY AND CAPITAL RESOURCES:

Cash provided by operating activities was $16.3 million in 1999 compared with $4.5 million in 1998 and $21.3 million in 1997. The increase in 1999 was attributable to better earnings, the timing of certain accounts payable expenditures, and the refund of certain income taxes paid in 1998. In 1998, increases in inventories and receivables negatively impacted operating cash flow.

The Company invested $47.7 million in property and equipment in 1999. This significant increase in capital spending included amounts for the BFD store real estate, the Company's new enterprise-wide information systems, new manufacturing equipment and a new dining table top manufacturing facility. The Company plans to invest approximately $30 to $40 million per year over the next few years to aggressively execute its BFD expansion. The Company's solid financial position with significant liquidity and minimal debt affords it many options. Management intends to examine opportunities to strengthen its balance sheet and increase shareholder value, which could require additional debt financing.

In 1999, the Company liquidated a significant portion of its investment portfolio, primarily tax exempt municipal bonds, and generated $37.8 million in cash proceeds. These proceeds were utilized to fund capital expenditures and BFD expansion. This follows the decision made by management in 1998 to reinvest a large portion ($50 million) of its investment portfolio into an investment partnership which has enabled the Company to generate improved investment returns in 1999 compared to 1998.

The Company made two strategic investments in 1999 totaling $5.7 million for equity interests in Zenith Freight Lines LLC and The Accessory Group LP, two companies which service and support the home furnishings industry.

The Company entered into a $50 million revolving credit facility in 1999. Management decided to borrow money at competitive rates rather than further liquidate its investment portfolio, which has been generating favorable returns. At the end of fiscal 1999, the Company had borrowed $18 million against its credit line and expects to continue to borrow against this line in fiscal 2000. The Company also plans to liquidate a portion of its investment portfolio over the next six years.

The Company purchased and retired 793,000 shares of its Common Stock during 1999. These purchases were part of the Company's stock repurchase program, approved in 1998, which allows the Company to repurchase up to 1.3 million shares for an aggregate purchase price not to exceed $40 million. The average cost of the shares purchased in 1999 was $21.73, resulting in a total expenditure of $17.0 million. In 1998, the Company purchased and retired 185,300 shares for $4.8 million, while in 1997, 60,000 shares were purchased and retired for $1.4 million. The Company plans to actively continue its share repurchase program in fiscal 2000.

The current ratio for the past two years was 2.39 to 1 and 3.21 to 1, respectively. Working capital was $79.3 million at November 27, 1999 and $98.9 million at November 28, 1998. This decrease is due primarily to the Company's change in investment strategies, and the sale of its bedding division in April 1999.

The Company's consolidated financial statements are prepared on the basis of historical dollars and are not intended to show the impact of inflation or changing prices. Neither inflation nor changing prices has had a material effect on the Company's consolidated financial position and results of operations in prior years.

CONTINGENCIES:

The Company is involved in various claims and litigation, including a lawsuit concerning a subsidiary, E. B. Malone Corporation, as well as environmental matters at certain plant facilities, which arise in the normal course of business. The details of these matters are described in Note N in the Notes to Consolidated Financial Statements. Although the final outcome of these legal and environmental matters cannot be determined, based on the facts presently known, it is management's opinion that the final resolution of these matters will not have a material adverse effect on the Company's financial position or future results of operations.

Legislation has phased out interest deductions on certain policy loans related to Company owned life insurance (COLI) as of January 1, 1999. The Company has recorded cumulative reductions to income tax expense of approximately $8 million as the result of COLI interest deductions through 1998. The Internal Revenue Service (IRS), on a national level, has pursued an adverse position regarding the deductibility of COLI policy loan interest for years prior to January 1, 1999. In 1999, the IRS received a favorable Tax Court ruling on one taxpayer regarding the non-deductibility of COLI loan interest. Management understands that this ruling and the adverse position taken by the IRS will be subjected to extensive challenges in court. In the event that the IRS prevails, the outcome could result in a potential income tax and interest payments which could be material to the Company's future results of operations.

YEAR 2000:

JANUARY 2000 UPDATE:

Through the first month of the year 2000, Bassett's operations throughout the United States are fully functioning and have not experienced any significant problems associated with the Y2K issue. We are pleased by the results of our Year 2000 efforts, and that of our customers, suppliers, and third party service providers thus far, however the Company remains vigilant in its testing and preparations for any follow-on Year 2000 issues that may arise.

YEAR 2000 READINESS OVERVIEW:

The Year 2000 issue results from the inability of many computer systems and applications to recognize and process data after the year 1999. This could cause systems to process critical information incorrectly. Over the past few years, the Company has been steadily reengineering its business processes and information systems to prepare for the conversion to year 2000. Based on our analysis of significant Year 2000 issues, management believes that the Company has taken and is taking appropriate and timely actions. The Company's Year 2000 compliance plan includes three phases discussed in greater detail below. Each significant internal and external information technology and non-information technology system that may possibly be affected by a Year 2000 problem, (hereinafter collectively, the "System[s]") had to be confirmed as Year 2000 compliant in Phase One or be successfully tested through phases Two and Three to be considered Year 2000 ready.

Phase One of the Compliance Plan involved a comprehensive audit to identify all internal and external Systems. Once identified, each System was reviewed and categorized as compliant or non-compliant. In addition, initial contingency plans were developed based on the importance of any non-compliant system. Phase Two involved correcting those Systems identified in Phase One as non-compliant, initial testing (as well as additional testing if needed) of individual internal Systems, a Year 2000 readiness audit of all existing software by an external consultant, and formalization of contingency plans. Phase Three involved comprehensive simultaneous Company wide testing of internal locations and Systems, final confirmation of the readiness of external Systems, and finalization of contingency plans. Testing in Phase Two and Phase Three included setting internal System clocks ahead to simulate the change from 1999 into 2000 and monitoring System performance before, during, and after the simulated date change.

A significant step in moving towards Year 2000 readiness was taken in the second quarter of 1998 when a comprehensive enterprise wide system (which had been installed in over 4,400 companies and is Year 2000 compliant) was purchased. Implementation of the enterprise wide system began immediately thereafter. In 1998, the Company also engaged a consultant, knowledgeable in the enterprise wide system being installed, to advise and assist in the installation and implementation of the system. To further assure readiness, the Company converted all PC's to Year 2000 compliant Pentium chip PC's by December 1999.

As part of Phases One, Two, and Three the Company developed and updated contingency plans and will continue to refine them as test data and other information regarding possible Year 2000 issues develop. Current contingency plans include identifying alternate means of supply, determining appropriate levels of safety stock, contacting customers to coordinate orders, arranging alternate means of placing orders, and printing hard copies of reports that may otherwise be available only on computer. In addition, combined action teams are prepared and trained to assure rapid response if needed. The reasonable worst case scenario is an interruption of normal business operations. If Year 2000 issues present themselves, the amount of lost revenue would depend on the duration of the problem and the amount of deliverable goods in inventory.

The Company also worked with its customers, suppliers and third-party service providers to identify external weaknesses and provide solutions which will prevent the disruption of business activities; it does not believe that it will be significantly affected by direct suppliers of raw materials or supplies that might be non-compliant. The Company's actions included surveying vendors and customers with which it has a material relationship. To date, the Company has not received any responses that indicate the possibility of significant problems. However, the Company cannot guarantee that Year 2000 related systems or hardware issues of its business partners will be corrected in a timely manner or that the failure of its business partners to correct these issues would not have a material adverse effect on its future results of operations or financial condition. The Company does not believe that it will be significantly affected by non-compliance by companies outside the United States.

The Company does not expect the cost of implementation to have a material adverse effect on its future results of operations, liquidity or capital resources. The total cost of the new enterprise system is estimated at $10 million. This total includes the Year 2000 Project. The new system was not purchased to solely achieve Year 2000 compliance in the Company's information systems. Instead it was purchased to provide management with the information and tools that it needs to better manage the Company. The Year 2000 issue slightly accelerated the timetable for implementation, however. Of the total project cost, $9 million represents the purchase of new software, new hardware, and related implementation costs, which have been or will be capitalized. As of the end of the fiscal 1999, the Company has spent approximately $8 million on the project.

MARKET RISK:

The Company is exposed to market risk for changes in market prices of its various types of investments. The Company's investments include equity securities, a financial instrument entered into in order to hedge its equity securities, and an investment partnership included in its investments in affiliated companies. The Company does not use these securities for trading purposes and is not party to any leveraged derivatives.

The Company's equity securities portfolio, which totaled $23,057 at November 27, 1999, is diversified among over twenty different medium to large capitalization interests. The Company entered into an equity collar in 1999 to reduce its exposure to fluctuations in the market value of these securities. Subsequent to yearend, management decided to liquidate this financial instrument and enter into a new financial instrument which more clearly correlates to its equity portfolio. Although there are no maturity dates for the Company's equity investments, management has plans to liquidate both its current equity portfolio and the related financial instrument on a scheduled basis over the next five years. See Note E to the Consolidated Financial statements for more information on these investment securities.

The Company's investment in a limited partnership, which totaled $58,000 at November 27, 1999, invests in various other private limited partnerships which contain contractual commitments with elements of market risk. These contractual commitments, which include fixed-income securities and derivatives, may involve future settlements, which give rise to both market and credit risk. The investment partnership's exposure to market risk is determined by a number of factors, including the size, composition, and diversification of positions held, volatility of interest, market currency rates, and liquidity.

SAFE-HARBOR, FORWARD-LOOKING STATEMENTS:

This discussion contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations and business of Bassett Furniture Industries, Incorporated. These forward-looking statements involve certain risks and uncertainties. No assurance can be given that any such matters will be realized. Important factors that could cause actual results to differ materially from those contemplated by such forward-looking statements include:

-       competitive conditions in the home furnishings industry
-       general economic conditions that are less favorable than expected
-       overall consumer demand for home furnishings
-       new BFD openings
-       cost and availability of raw materials and labor
-       information and technology advances, including Year 2000 issues
-       success of marketing and advertising campaigns
- future tax legislation, or regulatory or judicial positions related to COLI

INVESTOR INFORMATION

CORPORATE INFORMATION:

The Company's annual report and proxy statement together contain substantially all the information presented in the Form 10-K report filed with the Securities and Exchange Commission. Individuals who wish to receive the Form 10-K or other corporate literature should contact Grover S. Elliott, Vice President, Finance and Investor Relations at 336-725-7996.

INVESTOR INQUIRIES:

Securities analysts, portfolio managers and other representatives of financial institutions seeking information about the corporation should contact Grover S. Elliott, Vice President, Finance and Investor Relations at 336-725-7996.

TRANSFER AGENT/STOCKHOLDER INQUIRIES:

Stockholders with inquiries relating to stockholder records, stock transfers, change of ownership, change of address or dividend payments should write to Jane Wilson at the corporate headquarters.

ANNUAL MEETING:

The Bassett Annual Meeting of Shareholders will be held Tuesday, March 28, 2000, at 11:30 a.m. at the Company's showroom building in Thomasville, North Carolina.

MARKET AND DIVIDEND INFORMATION:

Bassett's common stock trades on the NASDAQ national market system under the symbol "BSET." The Company had approximately 1,700 registered stockholders at November 27, 1999. The range of per share amounts for high and low market prices and dividends declared for the last two fiscal years are listed below:

                  Market Prices of Common Stock                                         Dividends Declared

Quarter                       1999                             1998               1999            1998

                 High             Low             High            Low
First            $27.00           $19.87           $31.25          $25.63         .20             .20
Second           $24.31           $19.50            33.50           29.34         .20             .20
Third            $24.91           $20.37            31.88           24.13         .20             .20
Fourth           $20.25           $15.87            29.69           19.94         .20             .20

FORWARD-LOOKING STATEMENTS:

This Annual Report contains forward-looking statements as defined in the Private Securities Litigation and Reform Act of 1995 and within the meaning of Sections 27A of the Securities Exchange Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this Annual Report the words "hope," "believe," "expect," "plan" or "planned," "intend," "anticipate," "potential" and similar expressions are intended to identify forward-looking statements. Readers are cautioned against placing undue reliance on these statements. Such statements, including but not limited to increases in sales, growth in the number of At Home with Bassett & Bassett Furniture Direct stores, maintaining and expanding traditional channels of distribution, improving gross margins, growth in earnings per share, changes in capital structure, royalties, and the expansion of LRG based upon management's beliefs, as well as assumptions made by and information currently available to management, and involve various risks and uncertainties, certain of which are beyond the Company's control. The Company's actual results could differ materially from those expressed in any forward-looking statement made by or on behalf of the Company.

If the Company does not attain its goals, its business and results of operations might be adversely affected. For a discussion of factors that may impair the Company's ability to achieve its goals, please see the cautionary statements in the Management's Discussion and Analysis sections of this Annual Report.

WEB SITE:

Our Web site on the Internet is filled with information about Bassett Furniture, including this annual report, detailed financial information and updates, information about our fine home furnishings products, and a directory of Bassett Furniture Direct stores and other stores that feature Bassett products. Visit us at www.bassettfurniture.com.