Form 10-K/A, Exhibit 13
period 1999-11-27
BASSETT FURNITURE INDUSTRIES INC
filed 2000-03-01
CIK 10329

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

Report of Independent Public Accountants



To the Stockholders and Board of Directors of Bassett Furniture Industries,
Incorporated:

We have audited the accompanying consolidated balance sheets of Bassett Furniture Industries, Incorporated (a Virginia corporation) and subsidiaries as of November 27, 1999 and November 28, 1998, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended November 27, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, financial statements referred to above present fairly, in all material respects, the financial position of Bassett Furniture Industries, Incorporated and subsidiaries as of November 27, 1999 and November 28, 1998, and the results of their operations and their cash flows for each of the three years in the period ended November 27, 1999, in conformity with generally accepted accounting principles.




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