Form 10-K405, Exhibit 13
period 2000-11-25
BASSETT FURNITURE INDUSTRIES INC
filed 2001-02-22
CIK 10329

                                                                Exhibit 13

CONSOLIDATED BALANCE SHEETS
Bassett Furniture Industries, Incorporated and Subsidiaries
November 25, 2000, and November 27, 1999
(dollars in thousands except per share data)



ASSETS                                                                         2000               1999
                                                                          ----------------   ---------------
Current Assets
   Cash and cash equivalents                                               $        3,259     $       5,740
   Trade accounts receivable, net                                                  70,309            64,731
   Inventories                                                                     50,201            50,206
   Refundable income taxes                                                            580             1,006
   Deferred income taxes                                                            6,457             9,314
   Other current assets                                                             6,069             5,260
                                                                          ----------------   ---------------
                                                                                  136,875           136,257
                                                                          ----------------   ---------------

PROPERTY AND EQUIPMENT, NET                                                        93,972            93,155
                                                                          ----------------   ---------------

OTHER ASSETS
   Investment securities                                                           15,043            23,057
   Investments in affiliated companies                                             69,972            67,558
   Deferred income taxes                                                            2,061                 -
   Other                                                                           28,757            22,802
                                                                          ----------------   ---------------
                                                                                  115,833           113,417
                                                                          ----------------   ---------------
                                                                           $      346,680     $     342,829
                                                                          ================   ===============


LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable                                                        $       20,310     $      30,122
   Accrued liabilities                                                             21,583            26,806
                                                                          ----------------   ---------------
                                                                                   41,893            56,928
                                                                          ----------------   ---------------
LONG-TERM LIABILITIES
   Employee benefits                                                               10,647            10,998
   Notes payable                                                                   45,000            18,000
   Deferred income taxes                                                                -             1,152
                                                                          ----------------   ---------------
                                                                                   55,647            30,150
                                                                          ----------------   ---------------

COMMITMENTS AND CONTINGENCIES (NOTES G, O AND P)

STOCKHOLDERS' EQUITY

   Common stock, par value $5 a share, 50,000,000 shares authorized,
     issued and outstanding - 11,764,760 in 2000 and 12,094,769 in 1999            58,824            60,474
   Additional paid-in capital                                                           -                 -
   Retained earnings                                                              185,293           187,973
   Accumulated other comprehensive income -
     unrealized holding gains, net of income tax                                    5,418             7,993
   Unamortized stock compensation                                                    (395)             (689)
                                                                          ----------------   ---------------
                                                                                  249,140           255,751
                                                                          ----------------   ---------------
                                                                           $      346,680     $     342,829
                                                                          ================   ===============







 The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF INCOME
Bassett Furniture Industries, Incorporated and Subsidiaries
For the years ended November 25, 2000, November 27, 1999 and November 28, 1998 (dollars in thousands except per share data)




                                                                 2000            1999             1998
                                                            --------------- ---------------  ---------------
Net sales                                                    $     367,444   $     394,412    $     397,557
Cost of sales                                                      302,281         309,316          323,904
                                                            --------------- ---------------  ---------------
Gross profit                                                        65,163          85,096           73,653

Selling, general and administrative expenses                        61,679          72,622           64,002
Restructuring and impaired fixed asset charges                       6,680               -                -
                                                            --------------- ---------------  ---------------
Income (loss) from operations                                       (3,196)         12,474            9,651
Equity in undistributed income of affiliated companies              10,172          12,587            5,784
Interest expense                                                    (4,508)         (1,012)               -
Other income, net                                                   12,599           2,169            5,661
                                                            --------------- ---------------  ---------------
Income before income taxes and cumulative effect
      of accounting change                                          15,067          26,218           21,096
Income taxes                                                        (4,671)         (8,264)          (5,379)
                                                            --------------- ---------------  ---------------
Income before cumulative effect of accounting change                10,396          17,954           15,717
Cumulative effect of accounting change, net of income tax             (364)              -                -
                                                            --------------- ---------------  ---------------
Net income                                                   $      10,032   $      17,954    $      15,717
                                                            =============== ===============  ===============

Net income per share
       Basic earnings per share:
       Income before cumulative effect of accounting change  $        0.88   $        1.44    $        1.21
       Cumulative effect of accounting change                        (0.03)              -                -
                                                            --------------- ---------------  ---------------
       Net income per share                                  $        0.85   $        1.44    $        1.21
                                                            =============== ===============  ===============

    Diluted earnings per share:
       Income before cumulative effect of accounting change  $        0.88   $        1.44    $        1.20
       Cumulative effect of accounting change                        (0.03)              -                -
                                                            --------------- ---------------  ---------------
       Net income per share                                  $        0.85   $        1.44    $        1.20
                                                            =============== ===============  ===============




 The accompanying notes to consolidated financial statements are an integral part of these statements.
                                                                             5

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Bassett Furniture Industries, Incorporated and Subsidiaries
For the years ended November 25, 2000, November 27, 1999, and November 28, 1998 (dollars in thousands except per share data)

                                                                                              Accumulated

                                                                     Additional                  other       Unamoritized

                                                 Common Stock         paid-in      Retained   comprehensive     stock
                                           -----------------------
                                              Shares      Amount      Capital      earnings      income      compensation    Total
                                           ----------- -----------  ------------ ------------ -------------  ------------ ---------
BALANCE, NOVEMBER 30, 1997                 13,051,279  $  65,256    $   2,438    $   188,761   $    5,575      $  (860)   $ 261,170

Net Income                                         --         --           --         15,717           --           --       15,717

Net change in unrealized holding gains             --         --           --             --        2,711           --        2,711
                                                                                                                          ---------
Comprehensive Income                                                                                                         18,428



Dividends ($.80 per share)                         --         --           --        (10,393)          --           --      (10,393)

Issuance of common stock                          573          3           12             --           --           --           15

Purchase and retirement of common stock      (185,300)      (927)      (2,896)          (955)          --           --       (4,778)

Issuance of restricted stock                   16,836         85          459             --           --         (544)          --

Forfeitures of restricted stock                (9,435)       (47)        (224)            --           --          271           --

Amortization of stock compensation                 --         --           --             --           --          204          204

Exercise of stock options                      11,000         55          211             --           --           --          266
                                          -----------  ---------    ---------    -----------   ----------      -------    ---------
BALANCE, NOVEMBER 28, 1998                 12,884,953     64,425           --        193,130        8,286         (929)     264,912


Net Income                                         --         --           --         17,954           --           --       17,954

Net change in unrealized holding gains             --         --           --             --         (293)          --         (293)
                                                                                                                          ---------
Comprehensive Income                                                                                                         17,661


Dividends ($.80 per share)                         --         --           --         (9,983)          --           --       (9,983)

Issuance of common stock                        2,806         14           45             --           --                        59

Purchase and retirement of common stock      (792,990)    (3,965)         (45)       (13,128)          --           --      (17,138)

Amortization of stock compensation                 --         --           --             --           --          240          240
                                          -----------  ---------    ---------    -----------   ----------      -------    ---------
BALANCE, NOVEMBER 27, 1999                 12,094,769     60,474           --        187,973        7,993         (689)     255,751

Net Income                                         --         --           --         10,032           --           --       10,032

Net change in unrealized holding gains             --         --           --             --       (2,575)          --       (2,575)
                                                                                                                          ---------

Comprehensive Income                                                                                                          7,457


Dividends ($.80 per share)                         --         --           --         (9,497)          --           --       (9,497)


Issuance of common stock                        9,288         46           82             --           --           --          128

Purchase and retirement of common stock      (332,083)    (1,660)        (133)        (2,923)          --           --       (4,716)

Issuance of restricted stock                    4,724         24           51             --           --          (75)          --

Forfeitures of restricted stock               (11,938)       (60)          --           (292)          --          352           --

Amortization of stock compensation
                                                   --         --           --             --           --           17           17
                                          -----------  ---------    ---------    -----------   ----------      -------    ---------
BALANCE, NOVEMBER 25, 2000                 11,764,760  $  58,824    $      --    $   185,293   $    5,418      $  (395)   $ 249,140
                                          ===========  =========    =========    ===========   ==========      =======    =========

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLID STATEMENTS OF CASH FLOWS
Bassett Furniture Industries, Incorpated and Subsidiaries for the years ended November 25, 2000 November 27, 1999 and November 28, 1998
(dollars in thousands)


                                                                         2000         1999         1998
                                                                      ------------ ------------ ------------
OPERATING ACTIVITIES
Net income                                                             $ 10,032    $ 17,954    $ 15,717
Adjustments to reconcile net income to net cash
  provided by (used in) operating activities:
   Depreciation and amortization                                         10,032       8,386       6,870
   Equity in undistributed income of affiliated companies               (10,172)    (12,587)     (5,784)
   Provision for writedown of property and equipment                      5,800          --       2,000
   Provision for losses on trade accounts receivable                      3,150         358         216
   Net (gain) from sales of investment  securities                       (2,356)     (1,795)     (1,446)
   Net (gain) from sales of property and equipment                         (175)        (89)     (2,402)
   Compensation earned under restricted stock and stock option plans         17         240         204
   Deferred income taxes                                                  1,708       4,112       3,516
   Changes in long-term liabilities                                        (351)       (274)         24
   Changes in operating assets and liabilities:
     Trade accounts receivable                                           (8,957)     (8,617)     (2,092)
     Inventories                                                         (6,364)     (7,636)     (5,571)
     Other current assets                                                (1,005)     (3,661)       (633)
     Accounts payable and accrued liabilities                            (6,114)     13,325      (3,172)
     Refundable income taxes                                                426       7,012      (2,993)
                                                                       --------    --------    --------
        NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES              (4,329)     16,728       4,454
                                                                       --------    --------    --------

INVESTING ACTIVITIES
Purchases of property and equipment                                     (18,319)    (47,696)    (22,610)
Proceeds from sales of property and equipment                             1,338       1,370       7,717
Proceeds from sales of affiliate companies                                1,748          --          --
Purchases of investment securities                                           --          --     (16,176)
Proceeds from sales of investment securities                              5,785      37,814      57,510
Dividends from affiliated companies                                      12,000       5,448      31,517
Investments in affiliated companies                                      (4,200)     (5,700)    (50,000)
Change in investment in corporate owned life insurance                     (676)     (3,841)     (3,900)
Proceeds from sale of bedding division                                       --       6,500          --
Issuance of notes receivable                                             (6,000)         --      (3,383)
Other                                                                    (2,744)     (1,320)        901
                                                                       --------    --------    --------
        NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES             (11,067)     (7,425)      1,576
                                                                       --------    --------    --------

FINANCING ACTIVITIES
Borrowings under notes payable                                           27,000      18,000          --
Issuance of common stock                                                    128          59         281
Repurchase of common stock                                               (4,716)    (17,138)     (4,778)
Dividends                                                                (9,497)     (9,983)    (10,393)
                                                                       --------    --------    --------
         NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES             12,915      (9,062)    (14,890)
                                                                       --------    --------    --------

CHANGE IN CASH AND CASH EQUIVALENTS                                      (2,481)        241      (8,860)

CASH AND CASH EQUIVALENTS-- BEGINNING OF YEAR                             5,740       5,499      14,359
                                                                       --------    --------    --------

CASH AND CASH EQUIVALENTS-- END OF YEAR                                $  3,259    $  5,740    $  5,499
                                                                       ========    ========    ========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest payments                                                      $  3,020    $  1,988    $  7,240
                                                                       ========    ========    ========
Income tax payments (refunds)                                          $  1,994    $ (3,022)   $  4,656
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Bassett Furniture Industries, Incorporated and Subsidiaries
(dollars in thousands except share data)

A. Summary of Significant Accounting Policies

NATURE OF OPERATIONS

The Company is a manufacturer of quality home furnishings and sells a full range of furniture products and accessories through department and furniture stores and an exclusive network of retail stores, some of which are owned by an affiliate of the Company while others are independently owned. Retail stores are located throughout the United States. The Company has 13 manufacturing facilities throughout the United States.

PRINCIPLES OF CONSOLIDATION AND FISCAL YEAR

The consolidated financial statements include the accounts of Bassett Furniture Industries, Incorporated (the "Company") and its wholly-owned subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation. The Company's fiscal year ends on the Saturday nearest November 30.

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

RECLASSIFICATIONS

For comparative purposes, certain amounts in 1999 and 1998 financial statements have been reclassified to conform with the 2000 presentation.

CASH EQUIVALENTS

All temporary, highly liquid investments with original maturities of three months or less are considered to be cash equivalents. The carrying amount approximates fair value.

TRADE ACCOUNTS RECEIVABLE

Substantially all of the Company's trade accounts receivable are due from retailers throughout the United States. The Company performs on-going evaluations of its customers' credit worthiness and generally requires no collateral. Of the total accounts receivable, 26% are concentrated with two major customers at the end of fiscal 2000. The Company maintains allowances for doubtful accounts which include reserves for certain risk accounts and also reserves for sales returns and allowances and customer chargebacks. Allowances for doubtful accounts were $6,650 and $2,558 at November 25, 2000 and November 27, 1999, respectively.

INVENTORIES

Inventories are valued at the lower of cost or market. Cost is determined for wholesale domestic furniture inventories which is approximately 80% of inventories in 2000, and 85% of inventories in 1999, using the last-in first-out
(LIFO) method. The costs for imported inventories, which account for approximately 20% of inventories in 2000, and 7% of inventories in 1999 and for retail inventories, which in 1999 approximated 8%, are determined using the first-in, first-out (FIFO) method.

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

INVESTMENT IN CORPORATE OWNED LIFE INSURANCE (COLI)

The Company is the beneficiary of life insurance policies with a face value of $2,096,491, which are maintained to fund various employee and director benefit plans. Policy loans outstanding of $41,647 and $51,943 at November 25, 2000, and November 27, 1999, respectively, are recorded as a reduction in the policies cash surrender value, which is included in other assets in the accompanying consolidated balance sheets. Net life insurance income (expense), which includes premiums and interest on policy loans, changes in cash surrender values, and death benefits, is included in other income in the accompanying consolidated statements of income.

During 1998, the Company elected to discontinue premium payments on a large number of COLI policies and invoke a non-forfeiture provision provided for by the policies. The effect of this election was to increase the face value on the policies to three times the original amount. The Company has elected to pay for the additional insurance through reductions in the policies cash value.

REVENUE RECOGNITION

Revenue is recognized when furniture is shipped to the customer. Sales to one customer were 16%, 16% and 15% of the Company's total net sales in 2000, 1999 and 1998, respectively. Additionally, sales to LRG Furniture, LLC (LRG), an affiliate of the Company which was formed in 2000, were 7% of total net sales in 2000.

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

ADVERTISING AND START-UP COSTS ACCOUNTING CHANGE

Costs incurred for producing and communicating advertising are expensed when incurred. Advertising costs totaled $6,463, $9,200 and $6,100 in 2000, 1999 and 1998, respectively. In the first quarter of fiscal year 2000, the Company recognized a cumulative effect of an accounting change, relating to SOP 98-5, "Reporting on the Cost of Start-up Activities," which amounted to $535 ($364 net of tax) or $.03 per diluted share.

Accordingly, the Company has written-off the unamortized balance of the previously capitalized store opening related start-up costs.

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

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2000, the Financial Accounting Standards Board issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." This statement amends the accounting and reporting standards of Statement No. 133 for certain derivative instruments and certain hedging activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company has adopted the provisions of this statement in fiscal year 2001 and has determined that the impact of adopting the statement is immaterial.

B. SALE OF BEDDING DIVISION

During 1999 the Company sold substantially all of the assets of its Bedding Division to Premier Bedding Group LLC ("PBG"). The sale was effective April 30, 1999. The net assets sold, which totaled $8,400 were exchanged for $6,500 in cash and a $1,900 convertible note receivable. During fiscal year 2000, PBG sold the Bassett license to a third party and as part of the agreement, the Company agreed to allow this third party to manufacture and market mattresses utilizing the Company's Bassett brand name. Additionally, the $1,900 note receivable was reduced to $800 and the related loss is recorded in other income in the 2000 consolidated statement of income. The reductions in net operating assets were excluded from the changes in operating assets and liabilities on the accompanying statement of cash flows for the year ended November 27, 1999. Net sales and operating income (losses) for the bedding division were $12,000 and $(100), respectively for 1999 and $39,000 and $1,000 in 1998.

C. INVENTORIES
Inventories consist of the following:

                                     November 25,    November 27,
                                         2000            1999
                                    -------------   --------------
Finished goods                        $ 50,563         $ 41,823
Work in process                          8,708            9,880
Raw materials and supplies              18,368           17,881
Retail merchandise                          --            6,076
                                      --------         --------
Total inventories on first-in,
   first-out cost method                77,639           75,660
LIFO adjustment                        (27,438)         (25,454)
                                      --------         --------
                                      $ 50,201         $ 50,206
                                      ========         ========

During 2000 and 1999, the Company liquidated certain LIFO inventories which decreased cost of sales by approximately $330 and $1,600, respectively.

D. PROPERTY AND EQUIPMENT

                             November 25,   November 27,
                                 2000           1999
                           -------------- --------------
Land                             $ 3,166        $ 3,309
Buildings                         55,742         53,642
Machinery and equipment          148,033        147,144
Retail real estate                23,102         20,620
                           -------------- --------------
                                 230,043        224,715
Less
  Accumulated depreciation      (136,071)      (131,560)
                           -------------- --------------
                                $ 93,972       $ 93,155
                           ============== ==============

Depreciation expense was $9,916, $7,725 and $6,870 in 2000, 1999 and 1998,
respectively.

E. INVESTMENT SECURITIES AND FINANCIAL
    INSTRUMENTS
Investment securities are all equity securities and are as follows:


                                   November 25,    November 27,
                                      2000            1999
                                 --------------  --------------
Cost                                $ 6,578         $ 9,953
Unrealized holding gains              8,465          13,104
                                    -------         -------
Fair value                          $15,043         $23,057
                                    =======         =======

During 1999, the Company entered into an equity collar arrangement in order to reduce its exposure to fluctuations in its investment portfolio. The fair market value of this financial instrument at November 27, 1999, was $3,423 and is included in accrued liabilities on the accompanying 1999 balance sheet.

In December 1999, the Company terminated this particular financial instrument, at a cost of $2,100, and entered into a new financial instrument, which more directly correlates to the Company's investment portfolio. The fair market value of this new instrument at November 25, 2000 was $604 and is included in accrued liabilities. The related loss in 1999 and the related net gains in 2000 have been reflected in other income in the accompanying consolidated statements of income for the years ended November 27, 1999 and November 25, 2000.

F. INVESTMENT IN AFFILIATED COMPANIES
The Company has equity interests in the following entities which are accounted for using the equity method:

                                              Description
Affiliate                  % Ownership        of business
-------------------------  ------------  -------------------
International Home                               Home
 Furnishings                                   Furnishings
 Center, Inc. (IHFC)             41.3%          Showrooms

The Bassett Industries                          Investment
 Alternative Asset Fund, LP      99.8%         Partnership

Zenith Freight Lines, LLC        49.0%         Transportation

                                                  Home
                                               Furnishings
The Accessory Group, LP          90.0%         Accessories

                                               Furniture
LRG Furniture, LLC               51.0%          Retailer

The Alternative Asset Fund invests in a variety of other private partnerships, which employ a combination of investment strategies including merger arbitrages, convertible arbitrages and other market neutral investments. Summarized combined financial information for all of the affiliated companies are as follows:


                          2000        1999       1998
                       ----------- ----------- ----------
Total assets            $ 149,571    $136,434  $ 119,276
Total liabilities         102,950      87,503     84,607
Revenues                  125,132      56,628     42,203
Income from operations     25,265      31,345     24,021
Net income                 13,423      18,455     14,503
Dividends received         12,000       5,448     31,517

The recorded investment in affiliates at November 25, 2000, and November 27, 1999, exceeded the Company's interest in the underlying net assets of these entities by $10,976 and $8,818, respectively. These differences are being amortized and the related investment balance reduced utilizing the straight-line method over 20-35 years.

The Company had earnings in excess of distributions from these investments of $3,234 at November 25, 2000, $3,742 at November 27, 1999, and $3,854 at November
28, 1998. Deferred income taxes related to these items have been provided in the accompanying consolidated financial statements.



G. AFFILIATE INVESTMENT - LRG FURNITURE, LLC

Effective November 28, 1999, the Company combined its eight retail stores with five stores owned and managed by a licensee and formed LRG Furniture, LLC (LRG). The Company retains a 51% ownership of the joint venture and accounts for the investment using the equity method since the Company does not maintain control of the joint venture. LRG opened three stores during the year and closed one store. The joint venture operated fifteen stores at November 25, 2000.

To capitalize the joint venture, the Company contributed cash of $4,200 and net assets of $1,500. The effect of the merger has been included in the changes in operating assets and liabilities in the consolidated statement of cash flows. During 2000, the Company had sales to LRG of $24,622. Also, as of November 25, 2000, the Company had outstanding accounts receivable balances from LRG of $9,129, and an outstanding notes receivable balance of $6,000. Related lease information between the Company and LRG can be found in Note P-Leases and Loan Guarantees.

LRG incurred start-up related losses in fiscal 2000 and expects improved profitability, yet may incur additional losses in 2001. In addition, the Company has outstanding accounts and notes receivable from LRG and has leases and loan guarantees with LRG. The Company has committed to provide financial support to LRG, as needed, over the next two years.


H. ACCRUED LIABILITIES
Accrued liabilities consist of the following:

                               November 25,   November 27,
                                  2000          1999
                                ----------   ----------
Compensation and related
  benefits                       $ 11,114     $ 11,954
Severance and employee
  benefits                          1,343        1,900
Advertising and rebates             1,250        3,214
Legal and environmental             3,633        3,316
Financial instrument liability        604        3,423
Other                               3,639        2,999
                                ----------   ----------
                                 $ 21,583     $ 26,806
                                ==========   ==========

I. INCOME TAXES

A reconciliation of the statutory federal income tax rate and the effective income tax rate, as a percentage of income before income taxes, is as follows:

                                 2000     1999     1998
                              --------- -------- ---------
Statutory federal income
   tax rate                      35.0 %   35.0 %    35.0 %
Dividends received
   exclusion                     (0.8)    (0.6)     (1.0)
Tax exempt interest                 -     (0.8)     (2.0)
Undistributed affiliate
   income                        (9.9)    (5.4)     (7.7)
Corporate owned life
   insurance                      3.2     (0.5)     (3.2)
State income tax,
   net of federal benefit         3.2      3.6       3.1
Other                             0.3      0.2       1.3
                              --------- -------- ---------
  Effective income tax rate      31.0 %   31.5 %    25.5 %
                              ========= ======== =========

The components of the income tax provision are as follows:


Current:             2000       1999        1998
                   ---------  ----------  ----------
Federal             $ 2,636     $ 3,928     $ 1,762
State                   327         224         101

Deferred:
Federal               1,533       3,906       3,340
State                   175         206         176
                   ---------  ----------  ----------
Total               $ 4,671     $ 8,264     $ 5,379
                   =========  ==========  ==========

The income tax effects of temporary differences and carryforwards, which give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are as follows:

                                November 25, November 27,
                                   2000          1999
                                ------------ -------------
Deferred income tax assets:
  Trade accounts receivable         $ 3,328       $ 1,648
  Inventories                           836         1,825
  Fixed asset writedowns              3,089         1,862
  Retirement benefits                 5,074         5,121
  Net operating loss
   carry forwards                       212            24
  Distribution from affiliates
   in excess of income                2,216         2,465
  Contribution carryforward
   (expires 2002)                       909           989
  Alternative minimum tax credit
   carryforward (no expiration)       3,744         1,756
  Loss on financial instrument          695         1,335
  Other accrued liabilities           3,511         5,983
                                ------------ -------------
   Total gross deferred
   income tax assets                 23,614        23,008
                                ------------ -------------
Deferred income tax liabilities:
  Property and equipment              7,555         5,689
  Undistributed affiliate
   income                             4,274         3,497
  Prepaid expenses
   and other                            220           549
  Unrealized holding gains            3,047         5,111
                                ------------ -------------
    Total gross deferred
    income tax liabilities           15,096        14,846
                                ------------ -------------

    Net deferred income
    tax assets                      $ 8,518       $ 8,162
                                ============ =============

J. LONG-TERM LIABILITIES AND RETIREMENT PLANS

The Company has a qualified defined contribution plan (Employee Savings/Retirement Plan) that covers all employees with over six months of service who elect to participate and have fulfilled the necessary service requirements. Employee contributions to the Plan are matched by the Company at the rate of 115% of the first 2% through 5% of the employee's contribution, based on seniority. The Plan incorporates provisions of Section 401(k) of the Internal Revenue Code. The expenses for the Plan for 2000, 1999 and 1998 were approximately $1,853, $2,209 and $2,273, respectively.

The Company has a supplemental retirement Income Plan that covers certain senior executives and provides additional retirement and death benefits. Also, the Company has a Deferred Compensation Plan for certain senior executives that provides for voluntary deferral of compensation otherwise payable. The unfunded future liability of the Company under these Plans is included in long-term liabilities. The expenses for these plans for 2000, 1999, and 1998 were $1,184, $1,161 and $1,020, respectively.

K. NOTES PAYABLE

In 1999, the Company entered into a $50,000 unsecured revolving credit facility with a bank. Borrowings under the facility, which matures October 2002, totaled $18,000 at November 27, 1999.

In October 2000, the Company replaced borrowings under its $50,000 credit facility by entering into a three-year $70,000 revolving credit facility with a new lender and three other participants. The new facility is secured by certain receivables and inventories of the Company with borrowing rates ranging from LIBOR plus .625% to LIBOR plus 1.375%, based on various debt to earnings ratios. Borrowings under the facility, which matures October 2003, totaled $45,000 at November 25, 2000. After coverage for letters of credit, the Company had $18,471 available for borrowing under the facility at November 25, 2000. The average interest rate was 8.0% at November 25, 2000.

The new facility contains, among other provisions, certain defined financial requirements regarding leverage and fixed charge ratios and certain restrictions involving future indebtedness and contingent liabilities. The Company was in compliance (or had obtained waivers) with all of these provisions as of November 25, 2000.

L. CAPITAL STOCK AND STOCK COMPENSATION

The Company has a Long Term Incentive Stock Option Plan that was adopted in 1993 (the 1993 Plan). Under the 1993 Plan, the Company has reserved for issuance 450,000 shares of common stock of which 2,279 were available for grant at November 30, 1997. Options outstanding under the 1993 Plan expire at various dates through 2007. The Company adopted a second Employee Stock Plan in 1998 (the 1998 Plan). Under the 1998 Plan, the Company has reserved for issuance 950,000 shares of common stock. The terms of the 1998 Plan also allow for the issuance of the 2,279 shares, which remained as of December 1, 1997 from the 1993 Plan. In addition, the terms of the 1998 Plan allow for the reissuance of any stock options, which have been forfeited before being exercised. An additional 500,000 shares of common stock were authorized for issuance by the Stockholders at the 1999 Annual Shareholders Meeting. Options granted under the 1998 Plan may be for such terms and exercised at such times as determined by the Organization, Compensation, and Nominating Committee of the Board of Directors. Shares available for grant under the 1998 Plan were 421,440 at November 25, 2000.

The Company has a Stock Plan for Non-Employee Directors which was adopted in 1993 and amended in 2000. Under this stock option plan, the Company has reserved for issuance 125,000 shares of common stock, 42,983 of which are available for grant at November 25, 2000. Under the terms of this plan, each non-employee director will automatically be granted an option to purchase 1,000 shares of common stock on April 1 of each year. These options are exercisable for 10 years commencing six months after the date of grant.

Option activity under these plans is as follows:

                                                              Weighted
                                                Number         average
                                                 of            price
                                               shares         per share
                                            -----------      ----------
Outstanding at November 30, 1997                652,798        $ 26.80
  Granted in 1998                               875,759        $ 30.25
  Exercised in 1998                             (11,000)       $ 24.18
  Forfeited in 1998                            (126,142)       $ 31.67
                                            -----------

Outstanding at November 28, 1998              1,391,415        $ 28.51
  Granted in 1999                               320,406        $ 22.58
  Exercised in 1999                                   -        $     -
  Forfeited in 1999                            (341,032)       $ 27.19
                                            -----------

Outstanding at November 27, 1999              1,370,789        $ 27.46
  Granted in 2000                               526,672        $ 14.87
  Exercised in 2000                                   -        $     -
  Forfeited in 2000                            (173,210)       $ 26.89
                                            -----------

Outstanding at November 25, 2000              1,724,251        $ 23.67
                                            ===========

Exercisable at November 25, 2000                504,858        $ 24.62
Exercisable at November 27, 1999                508,877        $ 24.48
Exercisable at November 28, 1998                614,386        $ 26.17


The following table summarizes information about stock options outstanding at November 25, 2000:

                           Options Outstanding                                              Options Exercisable
                       ------------------------------------------------------------------------------------------------------------
                                                        Weighted
                                Number                   average            Weighted               Number               Weighted
     Range of                 outstanding               remaining            average             exercisable             average
     exercise                 at Nov. 25,              contractual         exercisable            Nov. 25,             exercisable
      prices                     2000                 life (years)           price                  2000                 price
----------------------  ----------------------- - -----------------  ---------------------  -------------------  -------------------
    $11.91 - 16.25                  493,338               9.1               $ 14.87                 7,000               $ 14.00
     16.25 - 27.75                  613,264               6.9                 22.67               418,264                 23.28
     27.76 - 37.40                  617,649               7.0                 31.70                79,594                 32.57
    $11.91 - 37.40                1,724,251               7.6               $ 23.67               504,858                $24.62
====================         ===================    ===============     =================     =================     ===============


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


                                   2000      1999       1998
                                --------- ---------- ---------
Net income
  As reported                    $10,032    $17,954  $ 15,717
  Pro forma                      $ 9,082    $16,879   $14,863

Basic earnings per share:
  As reported                     $ 0.85     $ 1.44    $ 1.21
  Pro forma                       $ 0.77     $ 1.35    $ 1.14

Diluted earnings per share
  As reported                     $ 0.85     $ 1.44    $ 1.20
  Pro forma                       $ 0.77     $ 1.35    $ 1.14

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted average assumptions:


                           2000       1999      1998
                         ---------- --------- ----------
Expected lives             5 years   5 years    5 years
Risk-free interest rate       6.8%      4.5%       5.3%
Expected volatility          36.0%     34.5%      34.2%
Dividend yield                5.8%      3.3%       3.0%

The weighted average fair values of options granted during 2000, 1999 and 1998 were $3.71, $5.64, and $9.45 respectively.

During 2000 and 1998, the Company issued 4,724 and 16,836 shares respectively, of restricted common stock under the 1998 Long Term Incentive Plan as compensation for certain key salaried employees. These shares carry dividend and voting rights. Sale of these shares is restricted prior to the date of vesting, which is five years from the date of grant. Shares issued under this plan were recorded at their fair market value on the date of the grant with a corresponding charge to stockholders' equity. The unearned portion is being amortized as compensation expense on a straight-line basis over the related vesting period. Compensation expense related to these grants was $17 in 2000, $240 in 1999, and $204 in 1998.

The Company's Board of Directors adopted a Shareholders Rights Plan in 1998. If a person or group acquires beneficial ownership of 20% or more of the common stock outstanding, each right distributed under the plan will entitle its holder (other than such person or group) to purchase, at the right's exercise price, a certain number of shares of the Company's Common Stock.

The Company implemented an Employee Stock Purchase Plan (ESPP) in the fourth quarter of fiscal year 2000. This plan allows eligible employees to purchase a limited number of shares of the Company's stock at 85% of market value. Under the plan the Company sold 1,552 shares to employees in 2000. Under APB 25, no compensation expense is recognized for shares purchased under the ESPP.

M. OTHER INCOME, NET

                                  2000      1999     1998
                                --------- --------- --------
Corporate owned life
   insurance, net of
   interest expense               $ 1,595  $ 3,109    $ (91)
Net gain from sales
   of investment securities         2,356    1,795    1,446
Dividends                             674      835      825
Interest income
   (principally tax exempt)             -      571    3,195
Captive insurance
   dividend                         4,500        -        -
Rental, net                         1,053        -        -
Net gain (loss)
   on financial instrument          1,641   (3,423)       -
Other, net                            780     (718)     286
                                --------- --------- --------
                                 $ 12,599  $ 2,169  $ 5,661
                                ========= ========= ========

Interest expense on corporate owned life insurance policy loans was $1,476 in 2000, $1,769 in 1999, and $5,450 in 1998.

N. RESTRUCTURING, IMPAIRED FIXED ASSET AND
     OTHER UNUSUAL AND NONRECURRING CHARGES

During fiscal year 2000, a decision and subsequent announcement was made to consolidate wood manufacturing operations at two of the Company's facilities in Bassett, VA. One of the manufacturing plants will be reduced to its rough end operations supporting the operations of two other facilities. The consolidation also eliminated the rough end operations at one of the remaining plants. These and other reorganization actions resulted in the elimination of approximately 300 positions, including the severance of approximately 80 salaried employees. The following summarizes the fiscal 2000 restructuring:

                                                  Fixed                      Nov. 25,
                                    Fourth         asset                       2000
                                   quarter        write-       Reserves      reserve
                                   charges         downs       utilized      balance
                                --------------  ------------  ------------ ------------
 Non-cash writedown
    of property and
    equipment
    net realizable value         $    5,800      $   5,800      $      -     $       -

Severance and related
    employee benefit
    costs                               880              -           388           492
                                --------------  ------------  ------------ ------------
                                 $    6,680      $   5,800      $    388     $     492
                                ==============  ============  ============ ============

In addition to the restructuring charges recognized in 2000, the Company recorded unusual and nonrecurring charges of $600 for inventory losses and $3,150 for bad debt expense. Inventory charges are related to the restructuring. The bad debt charges were to increase reserves related to expected losses on the Company's accounts receivable due to the pending bankruptcies of two national retailers.

Of the total restructuring, impaired fixed asset and other unusual charges, $600 is included in cost of sales and $3,150 is included in selling, general and administrative expenses and $6,680 is included in restructuring and impaired fixed asset charges in the accompanying 2000 consolidated statement of income.

The Company expects to have additional charges, as a result of the 2000 restructuring, in 2001 of approximately $2,000. These charges may include severance and related employee benefit costs as well as other related nonrecurring costs.

During 1999, the Company reorganized its retail operations and subsequently formed a new joint venture to operate its stores. (see Note G) The Company recorded $1,156 of nonrecurring charges related to this transaction and the closing of one upholstery plant. The charges were primarily severance and related employee benefit costs. Of these costs, $676 are included in cost of sales and $480 are included in selling, general and administrative expenses in the accompanying 1999 consolidated statement of operations. All remaining balances were utilized in 2000.

During 1997, the Company restructured certain of its operations and recorded restructuring and impaired fixed asset charges of $20,646. Of the total restructuring charges, the Company had remaining balances primarily related to lease exit costs of $851 and $1,316 at November 25, 2000 and November 27, 1999, respectively.

O. CONTINGENCIES

A suit was filed in June 1997, in California against the Company, two major retailers and certain current and former employees of the Company. Following the dismissal of the class action allegations contained in such suit, the suit consisted of damage claims by nine named plantiffs, together with restitution claims for other purchasers under Business & Professions Code 17200 which were dismissed subsequent to the end of the fiscal year.

Legislation has phased out interest deductions on certain policy loans related to Company owned life insurance (COLI) as of January 1, 1999. The Company has recorded cumulative reductions to income tax expense of approximately $8,000 as the result of COLI interest deductions through 1998. The Internal Revenue Service, on a national level, has pursued an adverse position regarding the deductibility of COLI policy loan interest for years prior to January 1, 1999. The IRS has received favorable rulings on the non-deductibility of COLI loan interest. Management understands that these rulings and the adverse position taken by the IRS will be subjected to extensive challenges in court. In the event that the IRS prevails, the outcome could result in potential income tax and interest payments which could be material to the Company's future results of operations.

The Company is also involved in various other claims and actions, including environmental matters, which arise in the normal course of business. Although the final outcome of these matters cannot be determined, based on the facts presently known, it is management's opinion that the final resolution of these matters will not have a material adverse effect on the Company's financial position or future results of operations.

P. LEASES AND LOAN GUARANTEES

The Company leases land and buildings that were originally used in the operation of its Company-owned retail stores. These properties were subleased to LRG Furniture, LLC effective November 28, 1999. The subleases contain the same terms and rental rates as the original leases and thus offset rental expense on a dollar for dollar basis. Lease terms range from three to 15 years and generally have renewal options of between five and 15 years. The following schedule shows future minimum lease payments under non-cancelable leases having remaining terms in excess of one year as of November 25, 2000:

                    2001       $ 2,131
                    2002         1,913
                    2003         1,920
                    2004         1,829
                    2005         1,806
              Thereafter        14,505
                            -----------
                              $ 24,104
                            ===========

Rental expense, net of rental income, related to these leases was $0 in 2000, as sublease income fully offset the Company's net rental expense. Rental expense was, $1,330 in 1999, and $0 in 1998, respectively.

As part of the Company's expansion strategy for its retail stores, Bassett has guaranteed certain lease obligations and construction loan obligations of licensee operators of the Bassett Furniture Direct program. Lease guarantees generally do not exceed five years. The Company was contingently liable under licensee lease obligation guarantees in the amount of $23,233 at November 25, 2000. Additionally, the Company was contingently liable under licensee construction loan guarantees in the amount of $10,369 at November 25, 2000.

The Company has also guaranteed loans from a bank to certain of its BFD dealers to finance initial inventory packages for those stores. The total contingent liability with respect to these loan guarantees as of November 25, 2000, was $9,195.


Q. EARNINGS PER SHARE

The following table reconciles basic and diluted earnings per share:

                                                               Earnings
                                   Shares       Net Income    Per Share
                                -------------   -----------   ---------
2000:
Basic EPS                         11,812,962      $ 10,032      $ 0.85
Add effect of
   dilutive securities:
Options and
   restricted stock                    9,070             -           -
                                -------------   -----------   ---------
Diluted EPS                       11,822,032      $ 10,032      $ 0.85
                                =============   ===========   =========

1999:
Basic EPS                         12,499,481      $ 17,954      $ 1.44
Add effect of
   dilutive securities:
Options and
   restricted stock                    6,992             -           -
                                -------------   -----------   ---------
Diluted EPS                       12,506,473      $ 17,954      $ 1.44
                                =============   ===========   =========

1998:
Basic EPS                         12,984,639      $ 15,717      $ 1.21
Add effect of
   dilutive securities:
Options and
   restricted stock                   80,449             -       (0.01)
                                -------------   -----------   ---------
Diluted EPS                       13,065,088      $ 15,717      $ 1.20
                                =============   ===========   =========

Options to purchase 1,715,181 shares of common stock in 2000, 1,363,797 shares in 1999, and 1,310,966 shares in 1998, were outstanding at the end of each fiscal year that could potentially dilute basic EPS in the future.


R. SEGMENT INFORMATION

The Company's primary business is in wholesale home furnishings. The wholesale home furnishings business is involved principally in the manufacture, sale and distribution of furniture products to a network of independently-owned stores and stores owned by an affiliate of the Company. The wholesale business consists primarily of two operating segments, wood and upholstery.

The wood segment is engaged in the manufacture and sale of wood furniture to independent and affiliated retailers. The upholstery segment is involved in the manufacture and sale of upholstered frames and cut upholstery items having a variety of frame and fabric options.

The Company's other business segment consists of the Bedding Division, a contemporary furniture business and corporate operations, all included to reconcile segment information to the consolidated financial statements. The

Bedding Division activity is included for five months in 1999 and 12 months in 1998. A retail segment was included in 1999 (see Note G). Restructuring, impaired fixed assets and other unusual charges are included for 2000 and 1999 as discussed in Note N to the consolidated financial statements.

Operating income by business segment is defined as sales less direct operating costs and expenses. Identifiable assets are those assets used exclusively in the operations of each business segment. Identifiable assets for the wood and upholstery segments consist of inventories and property, plant and equipment.


2000
                                    Wood        Upholstery        Other      Consolidated
                                 ------------  --------------  ------------  --------------
Net sales                          $ 257,025        $ 97,773      $ 12,646       $ 367,444
Operating income (loss)               33,647           8,024       (44,867)         (3,196)
Identifiable assets                  112,022          17,997       216,661         346,680
Depreciation and amortization          4,796             961         4,275          10,032
Capital expenditures                   5,772           2,111        10,436          18,319

1999
                                    Wood        Upholstery        Other      Consolidated
                                 ------------  --------------  ------------  --------------
Net sales                          $ 259,825       $ 103,520      $ 31,067       $ 394,412
Operating income  (loss)              44,363           9,398       (41,287)         12,474
Identifiable assets                   81,067          14,195       247,567         342,829
Depreciation and amortization          3,846             753         3,787           8,386
Capital expenditures                  16,075           2,825        28,796          47,696


1998
                                    Wood        Upholstery        Other      Consolidated
                                 ------------  --------------  ------------  --------------
Net sales                          $ 233,626       $ 110,223      $ 53,708       $ 397,557
Operating income (loss)               36,730           8,260       (35,339)          9,651
Identifiable assets                   80,340          15,134       226,040         321,514
Depreciation and amortization          3,287             568         3,015           6,870
Capital expenditures                   6,363           1,358        14,889          22,610

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Stockholders and Board of Directors of Bassett Furniture Industries,
Incorporated:

We have audited the accompanying consolidated balance sheets of Bassett Furniture Industries, Incorporated (a Virginia corporation) and subsidiaries as of November 25, 2000 and November 27, 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended November 25, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bassett Furniture Industries, Incorporated and subsidiaries as of November 25, 2000 and November 27, 1999, and the results of their operations and their cash flows for each of the three years in the period ended November 25, 2000, in conformity with accounting principles generally accepted in the United States.


                                                     /s/ Arthur Andersen LLP



Greensboro, North Carolina,
January 15, 2001.

OTHER BUSINESS DATA
Bassett Furniture Industries, Incorporated and Subsidiaries
(dollars in thousands except per share data)

Selected Financial Data

                                        2000              1999             1998          1997             1996
                                    --------------    ----------------  ------------- -------------    ------------
Net sales                            $   367,444      $    394,412      $   397,557   $   446,893      $   450,717
Cost of sales                        $   302,281      $    309,316      $   323,904   $   396,875      $   379,259
Operating profit (loss)              $    (3,196)(1)  $     12,474      $     9,651   $   (55,322)(1)  $     7,306
Other income, net                    $    18,263      $     13,744      $    11,445   $    13,367      $    14,982
Income (loss) before income taxes    $    15,067      $     26,218      $    21,096   $   (41,955)(1)  $    22,288
Income taxes                         $     4,671      $      8,264      $     5,379   $   (22,346)(1)  $     3,787
Net income (loss)                    $    10,032      $     17,954      $    15,717   $   (19,609)(1)  $    18,501
Diluted earnings (loss) per share    $      0.85      $       1.44      $      1.20   $     (1.50)(1)  $      1.39
Cash dividends declared              $     9,497      $      9,983      $    10,393   $    13,041      $    10,626
Cash dividends per share             $      0.80      $       0.80      $      0.80   $      1.00      $      0.80
Total assets                         $   346,680      $    342,829      $   321,514   $   320,325      $   335,166
Current ratio                          3.27 to 1         2.39 to 1        3.21 to 1     4.12 to 1        6.42 to 1
Book value per share                 $     21.09      $      20.46      $     20.40   $     20.01      $     22.29
Weighted average number of shares     11,812,962        12,499,481       12,984,639    13,045,789       13,351,585



Quarterly Results of Operations

                                                                  2000
                                      -------------------------------------------------------------
                                          First         Second         Third          Fourth
                                      -------------------------------------------------------------

Net sales                            $ 94,981        $ 92,366        $ 91,155        $ 88,942

Gross profit                           18,573          17,898          15,868          12,824 (1)

Net income (loss)                       4,354           4,515           4,305          (3,142)(1)

  Basic earnings per share               0.36            0.38            0.37           (0.26)(1)

  Diluted earnings per share             0.36            0.38            0.37           (0.26)(1)



                                                                1999
                                      -------------------------------------------------------------
                                          First         Second         Third          Fourth
                                      -------------------------------------------------------------
Net sales                             $   99,809     $ 103,659       $ 88,803        $ 102,141

Gross profit                              19,576        22,464         20,224           22,832

Net income                                 4,415         5,060          4,405            4,074

  Basic earnings per share                  0.34          0.40           0.36             0.34

  Diluted earnings per share                0.34          0.40           0.36             0.34




(1) See Note N to the Consolidated Financial Statements for a discussion of restructuring, impaired fixed assets and unusual charges.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Bassett Furniture Industries, Incorporated and Subsidiaries
(dollar amounts in thousands)


RESULTS OF OPERATIONS:

In 2000, Bassett reported net sales of $367,444, which was a decline of 7% compared to $394,412 in 1999. The decline in sales reflects both a softer overall business climate and the elimination and disposition of divisions and products that did not adequately contribute to earnings. During the second half of 2000, the Company, as well as many in the furniture industry, experienced a softening business environment due in part to increased energy costs and the financial difficulties of several major retailers. In April of 1999, the Company sold its Bedding Division, which had revenues of $12,000 in 1999 (prior to the sale), and $39,000 in 1998. Included only in 1999 but not in fiscal 2000 was $4,911 of net sales for the retail segment, which the Company merged in December of 1999 with an existing licensee to form LRG Furniture, LLC. Comparable sales for 2000 were down 3% from 1999, following an increase of 6% from 1998 to 1999. Also, during 2000, the Company implemented a new enterprise-wide software system, which included sales order processing, logistics, upholstery manufacturing and some wood manufacturing. As a result, the Company experienced some disruptions that impacted shipping performance and customer service. The utilization of the system has steadily improved and the Company expects much better shipping performance and service ability in fiscal 2001.

Although overall sales have declined, sales to the Bassett Furniture Direct
(BFD) and @t Home With Bassett (@t Home) channels increased by 33% in 2000, while sales to national accounts, major furniture stores, and smaller furniture stores declined. The increase in sales in the BFD and @t Home channels was driven by the opening of additional BFD stores and signing additional @t Home retailers. Twelve new BFD stores were opened in 2000 (5 stores were closed in 2000), compared to opening a net 15 BFD stores in 1999 and net 17 stores in 1998, bringing the total BFD stores open at the end of fiscal 2000 to 58. The Company has targeted opening approximately 15 new BFD stores in each of the next five years. The Company opened or converted 50 @t Home galleries with retailers in 2000, bringing the total @t Homes at the end of fiscal 2000 to 169, and expects to open 40 such galleries in 2001.

During 2000, five BFD stores were closed. Two of these were converted to @t Home stores, while the remaining three were closed due to issues with locations, operators and profitability. The Company is committed to working with all of its licensees to improve the profitability of existing stores as the performance of these stores is critical to the overall sales growth of the Company. Towards this objective, the Company will move into a new distribution center in Martinsville, VA, in early 2001 to facilitate complete on-time deliveries and improved customer service.

Gross margin; selling, general, and administrative (S,G&A) expenses; and operating income as a percentage of net sales were as follows for the years ended November 25, 2000, November 27, 1999, and November 28, 1998:

                          2000     1999      1998
                        --------- -------- ---------
Gross margin               17.7%    21.6%     18.5%
S,G&A expenses             16.8%    18.4%     16.1%
Operating income (loss)    (0.9%)    3.2%      2.4%



The improvement in gross margin from 18.5% in 1998 to 21.6% in 1999 reflects the disposition of unprofitable divisions, the inclusion in 1999 of retail gross margins, and operational changes made by the Company. Restructuring and nonrecurring charges negatively impacted results in 1998 and 2000. On a continuing operations basis, margins improved from 19.5% in 1998 to 20.6% in 1999 (excluding the retail segment) due to consolidation and absorption efficiencies, new investments in equipment, manufacturing process improvements, and product enhancements. The deterioration in gross margin from 20.6% in 1999 to 17.7% in 2000 was the result of several factors including inventory writedowns related to restructuring, lumber price increases, reduced production levels and under absorbed fixed costs. Prior to restructuring and non-recurring charges in 2000, the gross margin was 17.9%. These factors contributed to the decision to restructure manufacturing operations in the fourth quarter of fiscal 2000.

In our continuing efforts to more efficiently structure manufacturing capacity to current business levels, the Company made a decision in late 2000 to consolidate production in our Wood Division. This included transferring certain product groups to different facilities, reducing one facility to rough-end operations only, and eliminating approximately 300 salaried and hourly positions. This will enable the Company to operate the remaining facilities with more cost efficient schedules in 2001. As a result, the Company recorded a restructuring charge in 2000 of $6,680, of which, $5,800 related to the write-down of property and equipment and $880 related to severance and related employee benefits costs. The Company expects reductions in cost of sales of approximately $6,000 in 2001, as a result of this restructuring.

The Company is committed to continuing its gross margin improvement initiatives. These initiatives may include the further consolidation of plants in the Wood Division, investments in equipment and technology, engineering efforts to streamline production processes and efforts to supplement our product offerings with more imported goods. The Company continually evaluates its pricing practices, its capacity utilization, and its labor and overhead cost structure in an effort to improve its overall gross margin.

S,G&A expenses decreased from 18.4% of net sales in 1999 to 16.8% in 2000, following an increase from 16.1% of sales in 1998. The decrease in 2000 was a result of a major focus on both reducing and controlling S,G&A spending and the elimination of retail segment expenses, including both store expenses and the corporate support structure. Included in SG&A expense in fiscal 2000 is an unusual increase to the Company's bad debt reserve of $3,150 due to the bankruptcies of two national retailers. Prior to non-recurring charges, the S,G&A expenses were 15.9% of net sales in 2000. The increase in 1999 was attributable to many of these same costs including the Company's entry into the retail furniture business and the related support structure, brand building and marketing programs required for this segment. Spending related to information technology and systems has also increased in each of the last two years. Management is committed to reducing costs and expects S,G&A spending to approximate 15% of sales over the next three years.

Non-operating income increased from $13,744 in 1999 to $18,263 in 2000, following an increase in 1999 from $11,445 in 1998. Non-operating income includes three major components; equity in undistributed income of affiliated companies, interest expense and other income. The latter of these is further detailed in Note M in the Notes to Consolidated Financial Statements. The increases in both 1999 and 2000 were due principally to better returns on the Company's investment portfolio. Also included in these increases was income from the Company's COLI plan. COLI income is realized as proceeds from policy claims exceed interest on policy loans and changes in the cash surrender value of the policies. Included in the 2000 results was a one-time cash dividend the Company received in the fourth quarter from a captive insurance program. These favorable results were partially offset by the Company's share of the losses in the LRG joint venture, which was approximately $5,000, and interest expense on increased indebtedness in fiscal 2000. Non-operating income will continue to be an integral component of the Company's future earnings, however, it may be lower in 2001, returning to levels consistent with previous years.

The effective income tax rate was 31.0% in 2000 compared to 31.5% in 1999 and 25.5% in 1998. The income tax rates were lower than the statutory federal income tax rate due to exclusions for tax exempt and undistributed affiliate income and the Company's COLI Plan (1998 only). Note I in the Notes to Consolidated Financial Statements contains complete disclosure of the Company's income tax status. The increase in the effective income tax rate for 1999 is due to the final phase-out of the COLI loan interest deduction and the reduction in tax-exempt bond income.

For the year ended November 25, 2000, net income was $10,032, or $0.85 per diluted share after restructuring and nonrecurring charges which negatively impacted net income by $7,197 and diluted earnings per share by $0.61 per share. These results compare to net income of $17,954 or $1.44 per diluted share in fiscal year 1999 and net income of $15,717 or $1.20 per diluted share in fiscal 1998.

SEGMENT INFORMATION:
The following is a discussion of operating results for each of Bassett's business segments. A full description of each operating segment along with financial data for each segment can be found in Note R to the Notes of the Consolidated Financial Statements.

WOOD DIVISION

                          2000       1999        1998
                        ---------- ---------- -----------
Net Sales                $257,025   $259,825    $233,626
Contribution to
Profit and Overhead        33,647     44,363      36,730


Wood Division net sales decreased 1% in 2000 for many of the same reasons discussed above. This compares to an increase of 11% in 1999 due to the expansion of the BFD store program, successful new product introductions, and improvements in product styling, quality, and service. During 2000, sales of domestically manufactured product decreased, while sales of imported goods doubled. Domestic production levels in fiscal 2000 declined 18% compared to fiscal 1999 and were reduced to near breakeven levels in the second half of the year. The decline in domestic product sales and the increase in demand for imported product also resulted in significant increases in finished goods inventories. In order to improve sales and margins in this segment, the Company is introducing new products, opening more BFD stores, and refocusing on its furniture store channel in addition to the cost reduction initiatives outlined below.

Contribution to profit and overhead is defined by the Company as gross profit less direct divisional operating expenses but excluding any allocation of corporate overhead expenses, interest expense, or income taxes. For the Wood division, contribution to profit and overhead decreased from 15.7% as a percentage of net sales in 1998 and 17.1% in 1999 to 13.1% in 2000. This decrease was a result of decreased sales coupled with excess capacity, reduced production schedules and lumber price increases. As a result, a decision was made in 2000 to consolidate certain manufacturing operations. Related costs are reflected in the restructuring charges for 2000. These cost reduction efforts, which will reduce overall headcount by approximately 300 employees, coupled with other cost reduction efforts, should result in a gross reduction to cost of sales of approximately $6,000 in 2001.

UPHOLSTERY DIVISION

                              2000       1999       1998
                            ---------- ---------- ----------
Net Sales                    $ 97,773  $ 103,520  $ 110,223
Contribution to
Profit and Overhead             8,024      9,398      8,260


Net sales for the Upholstery Division have declined in each of the past two years, as the Company continues its overall repositioning of this product segment. During 2000, two major national accounts had significant declines in sales which affected overall upholstery division sales. In 1999, management decided to exit certain distribution channels, which it concluded were incompatible with the Bassett brand image and its current primary channels of distribution. The Company has decided to focus this segment on its BFD stores, its @t Home galleries, and several of its major customers. Also, during 2000, the Company hired a new merchandising team in the Upholstery division to reverse the declining sales trend and enhance the product line repositioning.

Contribution to profit and overhead has remained relatively unchanged despite the sales decline. For the Upholstery Division, contribution to profit and overhead decreased to 8.2% of sales in 2000 after increasing from 7.5% in 1998 to 9.1% in 1999. Repositioning the segment away from lower margin accounts and products and into higher quality, more stylish goods combined with operational initiatives have propelled the profit improvement. However, these changes were offset by unfavorable absorption and labor inefficiencies resulting from decreased sales in 2000. The operational initiatives include the entry into cellular manufacturing and investments in new cutting and sewing equipment. At the beginning of 2001, due largely to the bankruptcy of a national retailer, the upholstery division consolidated certain manufacturing operations as part of its continuing gross margin improvement plan.

RETAIL AND LRG FURNITURE

At the beginning of fiscal year 2000, the Company formed LRG Furniture, LLC, which is a joint venture between the Company and its licensee partner in Houston, TX (The Ladin Group). The Company's eight BFD stores in 1999 were combined with the five Ladin Group stores in Texas to form LRG. Bassett retains a 51% ownership of the joint venture and accounts for the investment using the equity method since the Company does not maintain control of the joint venture.

LRG experienced significant difficulties in the initial integration and start-up activities of operating East Coast stores with stores in Texas and Nevada. The stores were initially managed centrally from Houston, Texas. This method of management proved to be costly and ineffective. Additionally, LRG's revenues were temporarily impacted by the implementation of the Company's enterprise software system. LRG adopted a decentralized (regional) method of management mid-way through the year to attack cost issues on a store by store basis. Substantial costs were subsequently eliminated from the LRG corporate overhead. Regional managers have begun to see improved top-line sales growth. Store expenses, including start-up costs, were subsequently reduced or eliminated. Bassett's shipments to LRG are also improved due to the complete implementation of the enterprise system. The Company is committed to the success of LRG and will provide financial support to LRG, as needed, over the next two years. A much-reduced loss is expected for fiscal 2001 and the Company plans for LRG to be profitable in fiscal 2002. Included in the Company's 1999 results were net sales for the retail segment of $11,319 and operating losses of $2,570.

LIQUIDITY AND CAPITAL RESOURCES:

Cash used by operating activities was $4,329 in 2000 compared to cash provided by operating activities of $16,728 in 1999 and $4,454 in 1998. The decrease in 2000 was attributable to lower net income levels and significant increases in working capital, primarily accounts receivable and wholesale inventories. Increases in accounts receivable were a result of increased sales to the BFD's, slow payment patterns of certain BFD's, and the financial difficulties of several furniture retailers. The decline in rates of sale versus what was planned for 2000 coupled with increases in imported products caused the increase in wholesale inventories. The Company has adopted plans to reduce both accounts receivable and inventory levels in 2001. These plans include new terms for BFD's, more aggressive collection efforts, reduced production schedules and inventory promotion and liquidation programs. Also in 2000, there was a reduction in accounts payable and accrued liabilities reducing these accounts to levels more consistent with historical levels, and well below the unusually high balances of these accounts in 1999. The significant increase in accounts payable and accrued liabilities in 1999 was largely timing related and included several unusual and nonrecurring items some of which related to the Company's retail operations.

The Company invested $47,700 in property and equipment in 1999 for BFD store real estate, a new enterprise-wide information system, new manufacturing equipment, and a new dining table top manufacturing facility. Given the significant spending levels in both 1999 and 1998, the Company reduced its capital spending in 2000. Spending in 2000 was primarily for new machinery and equipment, and information technology. The Company expects capital spending to approximate $10,000 in fiscal 2001 and to be funded out of its operating cash flow.

In 2000, the Company liquidated a portion of its investment portfolio and generated $5,785 in cash proceeds. The Company also received a cash dividend from an affiliated company of $12,000 in 2000. This follows the decision made by management in 1998 to reinvest a large portion ($50,000) of its investment portfolio into an investment partnership which has enabled the Company to generate improved investment returns in 1999 and 2000. The Company invested $4,200 in the LRG joint venture in 2000. Notes receivable were issued to LRG in 2000 for $6,000 to fund start-up losses. The Company plans to continue to liquidate the remainder of its investment portfolio on a scheduled basis over the next four years.

During 2000, the Company replaced borrowings under its $50,000 credit facility by entering into a three-year $70,000 revolving credit facility with a new lender and three other participants. At the end of fiscal 2000, the Company had borrowed $45,000 against its credit line. Subsequent to the end of fiscal 2000, the Company received a $25,000 cash dividend from the International Home Furnishings Center, Inc. (IHFC), the net proceeds of which were used primarily to reduce borrowings. This dividend does not affect the earnings of the Company as its investment in IHFC is recorded on the equity method of accounting. The Company does not expect to substantially increase its level of borrowings in fiscal 2001.

The Company purchased and retired 332,000 shares of its Common Stock during 2000. These purchases were part of the Company's stock repurchase program, approved in 1998, which allows the Company to repurchase its shares for an aggregate purchase price not to exceed $40,000. The average cost of the shares purchased in 2000 was $14.20, resulting in a total expenditure of $4,716. In 1999, the Company purchased and retired 793,000 shares for $17,138. The Company plans to continue its share repurchase program in fiscal 2001. The Company paid dividends during fiscal year 2000 of $9,497.

The current ratio for the past two years was 3.27 to 1 and 2.39 to 1, respectively. Working capital was $94,982 at November 25, 2000, and $79,329 at November 27, 1999.

The Company's consolidated financial statements are prepared on the basis of historical dollars and are not intended to show the impact of inflation or changing prices. Neither inflation nor changing prices has had a material effect on the Company's consolidated financial position and results of operations in prior years.


CONTINGENCIES:

The Company is involved in various claims and litigation, including a lawsuit concerning a subsidiary, E. B. Malone Corporation, as well as environmental matters, which arise in the normal course of business. The details of these matters are described in Note O in the Notes to Consolidated Financial Statements. Although the final outcome of these legal and environmental matters cannot be determined, based on the facts presently known, it is management's opinion that the final resolution of these matters will not have a material adverse effect on the Company's financial position or future results of operations.

Legislation has phased out interest deductions on certain policy loans related to Company owned life insurance (COLI) as of January 1, 1999. The Company has recorded cumulative reductions to income tax expense of approximately $8,000 as the result of COLI interest deductions through 1998. The Internal Revenue Service (IRS), on a national level, has pursued an adverse position regarding the deductibility of COLI policy loan interest for years prior to January 1, 1999. The IRS has received favorable rulings on the non-deductibility of COLI loan interest. Management understands that these rulings and the adverse position taken by the IRS will be subjected to extensive challenges in court. In the event that the IRS prevails, the outcome could result in a potential income tax and interest payments which could be material to the Company's future results of operations.


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

The Company's equity securities portfolio, which totaled $15,043 at November 25, 2000, is diversified among over twenty different medium to large capitalization interests. The Company entered into an equity collar in 1999 to reduce its exposure to fluctuations in the market value of these securities. In 2000, management decided to liquidate this financial instrument and enter into a new financial instrument which more clearly correlates to its equity portfolio. Although there are no maturity dates for the Company's equity investments, management has plans to liquidate both its current equity portfolio and the related financial instrument on a scheduled basis over the next four years. See Note E to the Consolidated Financial statements for more information on these investment securities.

The Company's investment in a limited partnership, which totaled $57,091 at November 25, 2000 and $58,109 at November 27, 1999, invests in various other private limited partnerships which contain contractual commitments with elements of market risk. These contractual commitments, which include fixed-income securities and derivatives, may involve future settlements, which give rise to both market and credit risk. The investment partnership's exposure to market risk is determined by a number of factors, including the size, composition, and diversification of positions held, volatility of interest, market currency rates, and liquidity.

SAFE-HARBOR, FORWARD-LOOKING STATEMENTS:

This discussion contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations and business of Bassett Furniture Industries, Incorporated and Subsidiaries. These forward-looking statements involve certain risks and uncertainties. No assurance can be given that any such matters will be realized. Important factors that could cause actual results to differ materially from those contemplated by such forward-looking statements include:

-       competitive conditions in the home furnishings industry
-       general economic conditions that are less favorable than expected
-       overall consumer demand for home furnishings
-       new BFD openings
-       BFD closings
-       not fully realizing cost reductions through restructurings
-       cost and availability of raw materials and labor
-       information and technology advances
-       success of marketing and advertising campaigns
- future tax legislation, or regulatory or judicial positions related to COLI

INVESTOR INFORMATION


CORPORATE INFORMATION:

The Company's annual report and proxy statement together contain much of the information presented in the Form 10-K report filed with the Securities and Exchange Commission. Individuals who wish to receive the Form 10-K or other corporate literature should contact Grover S. Elliott, Vice President, Finance and Investor Relations at 540-629-6000.


INVESTOR INQUIRIES:

Those seeking further information about the corporation should contact Grover S. Elliott, Vice President, Finance and Investor Relations at 540-629-6000.




TRANSFER AGENT/STOCKHOLDER INQUIRIES:

Stockholders with inquiries relating to stockholder records, stock transfers, change of ownership, change of address or dividend payments should write to:

First Union National Bank
Shareholder Services/Customer Service
1525 W. WT Harris Blvd.; 3C3
Charlotte, NC 28288-1153
800-829-8432




ANNUAL MEETING:

The Bassett Annual Meeting of Shareholders will be held Tuesday, March 27, 2001, at 1:00 p.m. at the Company's headquarters in Bassett, Virginia.




MARKET AND DIVIDEND INFORMATION:

Bassett's common stock trades on the NASDAQ national market system under the symbol "BSET." The Company had approximately 1,690 registered stockholders at November 25, 2000. The range of per share amounts for the closing high and low market prices and dividends declared for the last two fiscal years are listed below:



         Market Prices of Common Stock     Dividends Declared
         --------------------------------------------------------
Quarter       2000             1999            2000  1999
-----------------------------------------------------------------
          High     Low     High     Low
-----------------------------------------------------------------
First     $16.50  $13.25   $27.99  $19.87      .20    .20
-----------------------------------------------------------------
Second     17.19   12.25    24.31   19.50      .20    .20
-----------------------------------------------------------------
Third      14.19   11.44    24.91   20.37      .20    .20
-----------------------------------------------------------------
Fourth     15.75   11.44    20.25   15.87      .20    .20
-----------------------------------------------------------------

FORWARD-LOOKING STATEMENTS:

This Annual Report contains forward-looking statements as defined in the Private Securities Litigation and Reform Act of 1995 and within the meaning of Sections 27A of the Securities Exchange Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this Annual Report the words "hope," "believe," "expect," "plan" or "planned," "intend," "anticipate," "potential" and similar expressions are intended to identify forward-looking statements. Readers are cautioned against placing undue reliance on these statements. Such statements, including but not limited to increases in sales, growth in the number of @t Home with Bassett & Bassett Furniture Direct stores, maintaining and expanding traditional channels of distribution, improving gross margins, growth in earnings per share, changes in capital structure, royalties, and the expansion of LRG, are based upon management's beliefs, as well as assumptions made by and information currently available to management, and involve various risks and uncertainties, certain of which are beyond the Company's control. The Company's actual results could differ materially from those expressed in any forward-looking statement made by or on behalf of the Company.

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