Form 10-K405, Exhibit 13
period 2001-11-24
BASSETT FURNITURE INDUSTRIES INC
filed 2002-02-21
CIK 10329

CONSOLIDATED BALANCE SHEETS
Bassett Furniture Industries, Incorporated and Subsidiaries
November 24, 2001, and November 25, 2000
(dollars in thousands except per share data)


ASSETS                                                                         2001               2000
                                                                          ----------------   ---------------
CURRENT ASSETS
   Cash and cash equivalents                                                    $   5,347         $   3,259
   Accounts receivable, net (Note G)                                               51,487            70,309
   Inventories                                                                     32,244            50,201
   Refundable income taxes                                                          2,728               580
   Deferred income taxes                                                            3,841             6,457
   Other current assets                                                             2,955             2,655
                                                                          ----------------   ---------------
                                                                                   98,602           133,461
                                                                          ----------------   ---------------

PROPERTY AND EQUIPMENT, NET                                                        90,407            93,972
                                                                          ----------------   ---------------

OTHER ASSETS
   Investment securities                                                            9,116            15,043
   Investments in affiliated companies (Note F)                                    62,636            69,155
   Deferred income taxes                                                            6,528             1,755
   Notes receivable, net (Note G)                                                  14,551            14,367
   Other, net                                                                      19,563            18,927
                                                                          ----------------   ---------------
                                                                                  112,394           119,247
                                                                          ----------------   ---------------
                                                                                $ 301,403         $ 346,680
                                                                          ================   ===============


LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable                                                             $  15,010         $  20,310
   Accrued liabilities                                                             18,250            21,583
                                                                          ----------------   ---------------
                                                                                   33,260            41,893
                                                                          ----------------   ---------------
LONG-TERM LIABILITIES
   Employee benefits                                                               10,596            10,647
   Long-term debt                                                                   7,482            45,000
   Deferred revenue from affiliate (Note F)                                        15,593                 -
                                                                          ----------------   ---------------
                                                                                   33,671            55,647
                                                                          ----------------   ---------------

COMMITMENTS AND CONTINGENCIES (NOTES G, O AND P)

STOCKHOLDERS' EQUITY

   Common stock, par value $5 a share, 50,000,000 shares authorized,
     issued and outstanding - 11,727,192 in 2001 and 11,764,760 in 2000            58,636            58,824
   Retained earnings                                                              173,011           185,293
   Accumulated other comprehensive income -
     unrealized holding gains, net of income tax                                    3,047             5,418
   Unamortized stock compensation                                                    (222)             (395)
                                                                          ----------------   ---------------
                                                                                  234,472           249,140
                                                                          ----------------   ---------------
                                                                                $ 301,403         $ 346,680
                                                                          ================   ===============






         The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF INCOME
Bassett Furniture Industries, Incorporated and Subsidiaries
For the years ended November 24, 2001, November 25, 2000 and November 27, 1999 (dollars in thousands except per share data)


                                                                          2001             2000             1999
                                                                     ---------------  ---------------  ---------------
Net sales                                                                 $ 305,676        $ 367,444        $ 394,412
Cost of sales                                                               254,456          302,281          309,316
                                                                     ---------------  ---------------  ---------------
Gross profit                                                                 51,220           65,163           85,096

Selling, general and administrative expenses                                 54,477           61,854           72,711
Gains on sales of property and equipment, net                                (5,297)            (175)             (89)
Restructuring and impaired asset charges                                      6,952            6,680                -
                                                                     ---------------  ---------------  ---------------
Income (loss) from operations                                                (4,912)          (3,196)          12,474
Income from affiliated companies, net                                         2,032           10,172           12,587
Interest expense                                                             (2,819)          (4,508)          (1,012)
Other income, net                                                             2,015           12,599            2,169
                                                                     ---------------  ---------------  ---------------
Income (loss) before income tax benefit (provision)
      and cumulative effect of accounting change                             (3,684)          15,067           26,218
Income tax benefit (provision)                                                1,042           (4,671)          (8,264)
                                                                     ---------------  ---------------  ---------------
Income (loss) before cumulative effect of accounting change                  (2,642)          10,396           17,954
Cumulative effect of accounting change, net of income tax                         -             (364)               -
                                                                     ---------------  ---------------  ---------------
Net income (loss)                                                          $ (2,642)        $ 10,032         $ 17,954
                                                                     ===============  ===============  ===============

Net income (loss) per share
    Basic earnings (loss) per share:
       Income (loss) before cumulative effect of accounting change          $ (0.23)          $ 0.88           $ 1.44
       Cumulative effect of accounting change                                     -            (0.03)               -
                                                                     ---------------  ---------------  ---------------
       Net income (loss) per share                                          $ (0.23)          $ 0.85           $ 1.44
                                                                     ===============  ===============  ===============

    Diluted earnings (loss) per share:
       Income (loss) before cumulative effect of accounting change          $ (0.23)          $ 0.88           $ 1.44
       Cumulative effect of accounting change                                     -            (0.03)               -
                                                                     ---------------  ---------------  ---------------
       Net income (loss) per share                                          $ (0.23)          $ 0.85           $ 1.44
                                                                     ===============  ===============  ===============




         The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Bassett Furniture Industries, Incorporated and Subsidiaries
For the years ended November 24, 2001, November 25, 2000, and November 27, 1999 (dollars in thousands except per share data)


                                                                                            Accumulated
                                                 Common Stock      Additional                 Other         Unamoritized
                                             --------------------   paid-in      Retained   comprehensive     stock
                                             Shares       Amount    Capital      earnings     income       compensation    Total
                                            ----------   --------  ----------    ---------  -------------  -------------  ----------
BALANCE, NOVEMBER 28, 1998                  12,884,953   $ 64,425       $ -      $ 193,130      $ 8,286         $ (929)   $ 264,912
Net Income                                           -          -         -        17,954             -              -      17,954
Net change in unrealized holding gains               -          -         -             -          (293)             -        (293)
                                                                                                                          ----------
Comprehensive Income                                                                                                        17,661

Dividends ($.80 per share)                           -          -         -        (9,983)            -              -      (9,983)
Issuance of common stock                         2,806         14        45             -             -              -          59
Purchase and retirement of common stock       (792,990)    (3,965)      (45)      (13,128)            -              -     (17,138)
Amortization of stock compensation                   -          -         -             -             -            240         240
                                            ----------   --------  ----------    ---------  -------------  -------------  ----------
BALANCE, NOVEMBER 27, 1999                  12,094,769     60,474         -       187,973         7,993           (689)    255,751


Net Income                                           -          -         -        10,032             -              -      10,032
Net change in unrealized holding gains               -          -         -             -        (2,575)             -      (2,575)
                                                                                                                          ----------
Comprehensive Income                                                                                                         7,457

Dividends ($.80 per share)                           -          -         -        (9,497)            -              -      (9,497)
Issuance of common stock                         9,288         46        82             -             -              -         128
Purchase and retirement of common stock       (332,083)    (1,660)     (133)       (2,923)            -              -      (4,716)
Issuance of restricted stock                     4,724         24        51                                        (75)          -
Forfeitures of restricted stock                (11,938)       (60)        -          (292)            -            352           -
Amortization of stock compensation                   -          -         -             -             -             17          17
                                            ----------   --------  ----------    ---------  -------------  -------------  ----------
BALANCE, NOVEMBER 25, 2000                  11,764,760     58,824         -       185,293         5,418           (395)    249,140


Net Loss                                             -          -         -        (2,642)            -              -      (2,642)
Net change in unrealized holding gains               -          -         -             -        (2,371)             -      (2,371)
                                                                                                                          ----------
Comprehensive loss                                                                                                          (5,013)


Dividends ($.80 per share)                           -          -         -        (9,378)            -              -      (9,378)
Issuance of common stock                        25,932        130       150             -             -              -         280
Purchase and retirement of common stock        (63,500)      (318)     (150)         (262)            -              -        (730)
Amortization of stock compensation                   -          -         -             -             -            173         173
                                            ----------   --------  ----------    ---------  -------------  -------------  ----------
BALANCE, NOVEMBER 24, 2001                  11,727,192   $ 58,636       $ -      $ 173,011      $ 3,047         $ (222)   $ 234,472
                                            ==========   ========  ==========    =========  =============  =============  ==========



         The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Bassett Furniture Industries, Incorporated and Subsidiaries
For the years ended November 24, 2001, November 25, 2000, and November 27, 1999 (dollars in thousands)

                                                                              2001         2000         1999
                                                                           -----------  -----------  -----------
OPERATING ACTIVITIES
Net income (loss)                                                            $ (2,642)    $ 10,032     $ 17,954
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
   Depreciation and amortization                                               11,316       10,032        8,386
   Equity in undistributed income of affiliated companies                      (3,784)     (10,172)     (12,587)
   Provision for write-down of property and equipment                           4,550        5,800            -
   Provision for write-down of affiliate investment                             1,359            -            -
   Provision for write-down of other receivable                                 1,200            -            -
   Provision (income) for corporate owned life insurance                          994       (1,687)      (3,109)
   Provision for losses on trade accounts receivable                            1,004        3,150          358
   Net gain from sales of investment securities                                (2,218)      (2,356)      (1,795)
   Net gain from sales of property and equipment                               (5,297)        (175)         (89)
   Compensation earned under restricted stock and stock option plans              173           17          240
   Deferred income taxes                                                         (824)       1,708        4,112
   Changes in long-term liabilities                                                 -         (351)        (274)
   Changes in operating assets and liabilities:
     Trade accounts receivable                                                 10,178      (14,957)      (8,617)
     Inventories                                                               17,957       (6,364)      (7,636)
     Refundable income taxes                                                   (2,148)         426        7,012
     Other current assets                                                        (739)      (1,005)      (3,661)
     Accounts payable and accrued liabilities                                  (8,796)      (6,114)      13,325
                                                                           -----------  -----------  -----------
        NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                    22,283      (12,016)      13,619
                                                                           -----------  -----------  -----------
INVESTING ACTIVITIES
Purchases of property and equipment                                           (12,332)     (18,319)     (47,696)
Proceeds from sales of property and equipment                                   7,042        1,338        1,370
Proceeds from sales of affiliate companies                                          -        1,748            -
Proceeds from sales of investment securities                                    4,441        5,785       37,814
Dividends from affiliated companies                                            28,559       12,000        5,448
Investments in affiliated companies                                                 -       (4,200)      (5,700)
Proceeds from sale of bedding division                                              -            -        6,500
Other                                                                            (559)      (1,732)      (2,052)
                                                                           -----------  -----------  -----------
        NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                    27,151       (3,380)      (4,316)
                                                                           -----------  -----------  -----------
FINANCING ACTIVITIES
Borrowings (repayments) under revolving credit arrangement, net               (39,000)      27,000       18,000
Borrowings for real estate                                                      1,482            -            -
Issuance of common stock                                                          280          128           59
Repurchases of common stock                                                      (730)      (4,716)     (17,138)
Cash dividends                                                                 (9,378)      (9,497)      (9,983)
                                                                           -----------  -----------  -----------
         NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                  (47,346)      12,915       (9,062)
                                                                           -----------  -----------  -----------

CHANGE IN CASH AND CASH EQUIVALENTS                                             2,088       (2,481)         241

CASH AND CASH EQUIVALENTS -- BEGINNING OF YEAR                                  3,259        5,740        5,499
                                                                           -----------  -----------  -----------

CASH AND CASH EQUIVALENTS -- END OF YEAR                                     $  5,347     $  3,259     $  5,740
                                                                           ===========  ===========  ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest payments                                                            $  1,945     $  3,020     $  1,988
                                                                           ===========  ===========  ===========
Income tax payments (refunds)                                                $  1,485     $  1,994     $ (3,022)
                                                                           ===========  ===========  ===========



         The accompanying notes to consolidated financial statements are an integral part of these statements.
                                                                               9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Bassett Furniture Industries, Incorporated and Subsidiaries
(dollars in thousands except share data)



A. Summary of Significant Accounting Policies

NATURE OF OPERATIONS

The Company is a manufacturer of quality home furnishings and sells a full range of furniture products and accessories through department and furniture stores and an exclusive network of independently owned retail stores known as Bassett Furniture Direct. Retail stores are located throughout the United States. The Company has 10 manufacturing facilities throughout the United States.

PRINCIPLES OF CONSOLIDATION AND FISCAL YEAR

The consolidated financial statements include the accounts of Bassett Furniture Industries, Incorporated (the "Company") and its wholly-owned subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation. The Company's fiscal year ends on the Saturday nearest November 30.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

For comparative purposes, certain amounts in 2000 and 1999 financial statements have been reclassified to conform with the 2001 presentation.

CASH EQUIVALENTS

All temporary, highly liquid investments with original maturities of three months or less are considered to be cash equivalents. The carrying amount approximates fair value.

ACCOUNTS RECEIVABLE, NOTES RECEIVABLE AND CONCENTRATION OF CREDIT RISK

Substantially all of the Company's trade accounts receivable are due from retailers located within the United States. The Company performs on-going evaluations of its customers' credit worthiness and generally requires an appropriate level of collateral, as needed. Of the total accounts receivable, 24% and 26% are concentrated with two major customers at November 24, 2001 and November 25, 2000, respectively. One of the major customers is an affiliate of the Company (see Note G). The Company maintains allowances for doubtful accounts and notes which include reserves for certain risk accounts and also reserves for sales returns and allowances and customer chargebacks. Allowances for doubtful accounts were $2,500 and $6,650 at November 24, 2001 and November 25, 2000, respectively.

INVENTORIES

Inventories are valued at the lower of cost or market. Cost is determined for wholesale domestic furniture inventories using the last-in first-out (LIFO) method. Domestic furniture inventories comprise 87% of total inventories in 2001 and 80% of total inventories in 2000. The costs for imported inventories, which account for approximately 13% of inventories in 2001, and 20% of inventories in 2000, are determined using the first-in, first-out (FIFO) method.

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

INVESTMENTS IN AFFILIATED COMPANIES

The equity method of accounting is used for the Company's investments in affiliated companies in which the Company exercises significant influence but does not maintain control. For equity investments that have been reduced to $0 through equity method losses, additional equity losses incurred have reduced notes receivable to the investee.

Bassett Furniture Industries, Incorporated and Subsidiaries
(dollars in thousands except share data)



INVESTMENT IN CORPORATE OWNED LIFE INSURANCE (COLI)

The Company is the beneficiary of life insurance policies with a face value of $1,918,269, which are maintained to fund various employee and director benefit plans. Policy loans outstanding of $23,821 and $41,647 at November 24, 2001 and November 25, 2000, respectively, are recorded as a reduction in the policies' cash surrender value. Net cash surrender value is included in other assets in the accompanying consolidated balance sheets was $12,035 and $12,118 at November 24, 2001 and November 25, 2000, respectively. Net life insurance income (expense), which includes premiums and interest on policy loans, changes in cash surrender values, and death benefits, is included in other income in the accompanying consolidated statements of income (see Note O).

During 1998, the Company elected to discontinue premium payments on a large number of COLI policies and invoke a non-forfeiture provision provided for by the policies. The effect of this election was to increase the face value on the policies to three times the original amount. The Company has elected to pay for the additional insurance through reductions in the policies' cash value.

REVENUE RECOGNITION

Revenue is recognized when furniture is shipped to the customer. Sales to one customer were 15%, 16% and 16% of the Company's total net sales in 2001, 2000 and 1999, respectively. Additionally, sales to LRG Furniture, LLC, an affiliate of the Company, which was formed in 2000, were 10% of total net sales in 2001 and 7% of net sales for 2000.

INCOME TAXES

Deferred income taxes are provided based on the differences in timing of expense and income recognition between income tax and financial reporting in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Income taxes are provided on undistributed earnings from investments in affiliated companies.

EARNINGS PER SHARE

Basic earnings (loss) per share is determined by dividing net income (loss) available to common shareholders by the weighted average number of shares of common stock outstanding. Diluted earnings (loss) per share also considers the dilutive effect for stock options and restricted stock.

STOCK-BASED COMPENSATION

As permitted by SFAS No. 123, "Stock-Based Compensation," the Company has continued to measure compensation expense for its stock-based employee/director compensation plans using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Pro forma disclosures of net income and earnings per share are presented as if the fair value-based method prescribed by SFAS No. 123 had been applied in measuring compensation expense for the periods required by the statement. The Company measures expense for stock options granted to non-employees based on the fair value of the goods or services received.

ADVERTISING

Costs incurred for producing and communicating advertising are expensed when incurred. Advertising costs totaled $3,827, $6,429 and $9,200 and are included in selling, general and administrative expenses in 2001, 2000 and 1999, respectively.

ACCOUNTING CHANGE FOR START-UP COSTS

In the first quarter of fiscal year 2000, the Company recognized a cumulative effect of an accounting change, relating to SOP 98-5, "Reporting on the Cost of Start-up Activities," which amounted to $364 (net of income taxes of $171) or $.03 per diluted share. Accordingly, the Company wrote-off the unamortized balance of the previously capitalized store opening related start-up costs.

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

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments include cash and cash equivalents, accounts receivable, notes receivable, investment securities, cost and equity method investments, accounts payable and long-term debt. Because of their short maturity, the carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value. The Company's cost and equity method investments generally involve entities for which it is not practical to determine fair values. The carrying amounts of notes receivable approximate fair value as the effective rates for these instruments are comparable to market rates at year-end. The carrying amounts of long-term debt approximate fair value due to the variable rate nature of debt.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2000, the Financial Accounting Standards Board (FASB) issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." This statement amends the accounting and reporting standards of Statement No. 133 for certain derivative instruments and certain hedging activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments,

Bassett Furniture Industries, Incorporated and Subsidiaries
(dollars in thousands except share data)


including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company has adopted the provisions of this statement in fiscal year 2001 and has determined that the impact of adopting the statement is immaterial.

In April 2001, the Company adopted SFAS No. 140, "Accounting for Transfers and Servicing Financial Assets and Extinguishment of Liabilities". This statement replaces SFAS No. 125, but carries over most of the provisions of SFAS No. 125 without reconsideration. The impact of adopting this pronouncement was not material to the Company's financial statement.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations". This statement requires that all business combinations initiated after June 30, 2001 be accounted for by the purchase method, eliminating the availability of the pooling of interests method. In addition SFAS No. 141 requires recognition of intangible assets apart from goodwill if they meet certain criteria. Any acquisition activity performed by the Company subsequent to the effective date of this Statement will be accounted for under the purchase method. Management does not expect the impact of adopting SFAS No. 141 to be material to the Company's financial statement.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". This statement supercedes APB Opinion No. 17. SFAS No. 142 establishes new standards for measuring the carrying value of goodwill related to acquired companies. Instead of amortizing goodwill over a fixed period of time, the Company will instead measure the fair value of acquiring businesses annually to determine if goodwill has been impaired. The Company plans to adopt this statement in fiscal 2002. Goodwill amortization recorded in fiscal 2001 that may no longer be recorded after implementation was $628. Management is currently assessing other implementation issues and has not yet determined whether, or the extent to which, they will affect the financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment of Disposal of Long-lived Assets". This statement supercedes SFAS No. 121. In addition, this statement addresses the accounting for the segment of a business accounted for as a discontinued operation under APB Opinion 30. This statement would impact the Company's reporting if the Company chose to discontinue an operation, and becomes effective for the Company in fiscal 2003. Management does not expect the impact of adopting SFAS No. 144 to be material to the Company's financial statements.

In September 2000, the Emerging Issues Task Force issued EITF 00-10, Accounting for Shipping and Handling Fees and Costs. EITF 00-10 requires that shipping and handling fees billed to customers be classified as revenue and shipping and handling costs to be either classified as cost of sales or disclosed in the notes to the consolidated financial statements. The Company does not bill for shipping and handling fees. Shipping and handling costs are included in selling, general and administrative expenses and totaled $6,107, $6,229 and $7,208 in 2001, 2000 and 1999, respectively.

B. SALE OF BEDDING DIVISION

During 1999 the Company sold substantially all of the assets of its Bedding Division to Premier Bedding Group LLC ("PBG"). The sale was effective April 30, 1999. The net assets sold, which totaled $8,400 were exchanged for $6,500 in cash and a $1,900 convertible note receivable. During fiscal year 2000, PBG sold the Bassett license to another third party and as part of the agreement, the Company agreed to allow this third party to manufacture and market mattresses utilizing the Company's Bassett brand name. Additionally, the $1,900 note receivable was reduced to $800 and the related loss is recorded in other income in the 2000 consolidated statement of income. The reductions in net operating assets were excluded from the changes in operating assets and liabilities on the accompanying statement of cash flows for the year ended November 27, 1999. Net sales and operating income (loss) for the bedding division were $12,000 and $(100), respectively for 1999. Notes receivable from PBG were $800 at November 24, 2001 and November 25, 2000, and are included in notes receivable in the accompanying consolidated balance sheets.

C. INVENTORIES
Inventories consist of the following:

                                November 24,    November 25,
                                    2001            2000
                                --------------  --------------
Finished goods                       $ 29,289        $ 50,563
Work in process                         4,084           8,708
Raw materials and supplies             16,046          18,368
Retail merchandise                        441               -
                                --------------  --------------
Total inventories on first-in,
   first-out cost method               49,860          77,639
LIFO adjustment                       (17,616)        (27,438)
                                --------------  --------------
                                     $ 32,244        $ 50,201
                                ==============  ==============

During 2001, the Company liquidated certain LIFO inventories, which decreased cost of sales by approximately $7,900 and partially offset losses associated with liquidating certain finished goods inventories. The Company also liquidated certain LIFO inventories in 2000, which decreased cost of sales by approximately $330.

Bassett Furniture Industries, Incorporated and Subsidiaries
(dollars in thousands except share data)


D. PROPERTY AND EQUIPMENT



                             November 24,   November 25,
                               2001           2000
                           -------------- --------------
Land                         $     2,391     $    3,166
Buildings                         50,725         55,742
Machinery and equipment          143,861        148,033
Retail real estate                28,655         23,102
                           -------------- --------------
                                 225,632        230,043
Less
  Accumulated depreciation      (135,225)      (136,071)
                           -------------- --------------

                             $    90,407     $   93,972
                           ============== ==============

Depreciation expense was $10,602, $9,916 and $7,725 in 2001, 2000 and 1999,
respectively. Retail real estate is under lease to licensee operators of the Company's Bassett Furniture Direct stores (see Note P). Retail real estate is comprised of land and buildings and had accumulated depreciation of $1,170 and $681 at November 24, 2001 and November 25, 2000, respectively.

E. INVESTMENT SECURITIES
Investment securities are all equity securities and are as follows:


                               2001            2000
                           --------------  --------------
Cost                             $ 4,355         $  6,578
Unrealized holding gains           4,761            8,465
                           --------------  --------------
Fair value                       $ 9,116         $ 15,043
                           ==============  ==============

During 1999, the Company entered into an equity collar arrangement in order to reduce its' exposure to fluctuations in its' investment portfolio.

In fiscal 2000, the Company terminated this particular financial instrument, at a cost of $2,100, and entered into another financial instrument, which more directly correlated to the Company's investment portfolio. The fair market value of this instrument at November 25, 2000 was $604 and is included in accrued liabilities in the accompanying consolidated balance sheet. The Company terminated the equity collar instrument in the first quarter of 2001. The related gains and losses have been reflected in other income in the accompanying consolidated statements of income.

F.  INVESTMENTS IN AFFILIATED COMPANIES
The Company has equity interests in the following entities, which are accounted for using the equity method:



                                        Description
Affiliate                  % Ownership  of business
-------------------------  ------------ -------------
 The Bassett Industries                  Investment
 Alternative Asset Fund, LP   99.8%     Partnership

International Home                          Home
 Furnishings                            Furnishings
 Center, Inc. (IHFC)          41.3%      Showrooms

Zenith Freight Lines, LLC     49.0%     Transportation

                                            Home
                                        Furnishings
The Accessory Group, LP       90.0%     Accessories

                                         Furniture
LRG Furniture, LLC (LRG)      51.0%       Retailer

The Alternative Asset Fund invests in a variety of other private partnerships, which employ a combination of investment strategies including merger arbitrages, convertible arbitrages and other market neutral investments. As the Company is a limited partner, it does not have operational control and thus the investment has been accounted for using the equity method of accounting for investments. The recorded investment in the Alternative Asset Fund was $58,652 and $57,091 at November 24, 2001 and November 25, 2000, respectively. The complete financial statements of the Alternative Asset Fund may be seen in an attachment to the Company annual 10-K filing.

The International Home Furnishings Center (IHFC) owns and leases showroom floor space in High Point, North Carolina. During 2001, IHFC refinanced its' real estate which allowed for an unusually large dividend to be paid to owners. The Company's share of this dividend was $25,059, a portion of which is essentially an advance on future earnings of IHFC. The dividend had no impact on the Company's earnings, as the investment is accounted for under the equity method. As such, the Company's investment reflects a credit balance of $15,593 and is reflected in the liabilities section in the accompanying consolidated balance sheets as deferred revenue from affiliate. At November 25, 2000, the balance of this investment was

Bassett Furniture Industries, Incorporated and Subsidiaries
(dollars in thousands except share data)

$5,923 and was included in investments in affiliated companies in the accompanying consolidated balance sheets. The recorded investment in IHFC exceeded the Company's interest in the underlying net assets of IHFC by $8,100 at November 24, 2001. This difference is being amortized, and the related investment balance reduced utilizing the straight-line method over 35 years. The Company leases 85,000 square feet of showroom space from IHFC, 2.5% of the total space available for lease, at competitive market rates. The complete financial statements of IHFC may be seen in an attachment to the Company's annual 10-K filing.

The Company owns 49% of Zenith Freight Lines, LLC, which hauls freight for many of the Company's customers. The Company's investment balance was $3,984 at November 24, 2001 and $4,028 at November 25, 2000. The Company had no significant transactions with this Company.

The Company owns 90% of the Accessory Group, LP, which provides accessory-buying services principally to the Company's Bassett Furniture Direct licensee stores. Since the Company did not exercise operational control, the investment has been accounted for using the equity method of accounting for investments. During 2001, the Company recorded $810 in losses from this investment, charged off the remaining investment and adjusted a receivable from the Accessory Group to its net realizable value. The recorded investment in the Accessory Group was $0 and $1,493 at November 24, 2001 and November 25, 2000, respectively. Receivables due from the Accessory Group were $1,896 and $3,414 at November 24, 2001 and November 25, 2000. Subsequent to November 24, 2001, the Accessory Group was reorganized and Bassett effectively took operational control of the Accessory Group. As such, the Company will consolidate the results of operations beginning in fiscal 2002.

The Company's investment in LRG is discussed in more detail in Note G. Summarized combined financial information for all of the affiliated companies, excluding LRG, is as follows:


                          2001        2000       1999
                       ----------- ----------- ----------
Total assets             $162,650    $128,785   $136,434
Total liabilities         159,957      75,257     87,503
Revenues                   59,726      62,073     56,628
Income from operations     33,499      34,849     31,345
Net income                 13,270      23,007     18,455
Dividends received         28,559      12,000      5,448


G. AFFILIATE INVESTMENT - LRG FURNITURE, LLC

Effective November 28, 1999, the Company combined its eight retail stores with five stores owned and managed by a licensee and formed LRG Furniture, LLC
(LRG). The Company retains a 51% ownership of the joint venture and accounts for the investment using the equity method since the Company does not maintain control of the joint venture. To capitalize the joint venture, the Company contributed cash of $4,200 and net assets of $1,500. The effect of the merger has been included in the changes in operating assets and liabilities in the consolidated statement of cash flows. LRG operated thirteen stores in Texas, Nevada, North Carolina, Virginia and Kentucky at November 24, 2001.

LRG incurred start-up related losses in fiscal 2000. As a result of continuing losses in 2001, LRG sold three poor performing stores, closed one store and dramatically reduced headcount at its corporate headquarters. Losses were reduced during 2001. The recorded investment in LRG was $0 and $637 at November 24, 2001 and November 25, 2000, respectively.

The Company had outstanding trade accounts receivable due from LRG of $9,072 and $9,129 as of November 24, 2001 and November 25, 2000, respectively. In addition the Company had notes receivable from LRG of $7,350 and $6,000 at the end of 2001 and 2000, respectively. These notes and other notes receivable are included in notes receivable in the accompanying consolidated balance sheets and have maturities of between three and nine years and bear interest at various rates at or above market. Sales to LRG were $31,259 and $24,622 for fiscal 2001 and 2000, respectively. These sales are at prices equal to normal selling prices to unrelated entities. In addition to accounts and notes receivable, the Company has leases and loan guarantees with LRG. A more detailed description of this information can be found in Note P-Leases and Loan Guarantees.

Subsequent to November 24, 2001, the Company entered into an agreement in principle with LRG to restructure the balance sheet and streamline the operations of LRG Furniture, LLC. As a result, Bassett recorded a loss of $1,359 in 2001 associated with this restructuring. The note balance at November 24, 2001 reflects this transaction. Also, as part of the agreement, the Company agreed to purchase five stores in North Carolina and Virginia for net book value. LRG will focus its efforts on the seven remaining high volume stores in Texas and Nevada. As a result of the balance sheet restructuring, store sales and closures and other cost reductions, the Company expects LRG losses to be further reduced during 2002. Bassett is committed to providing financial support to LRG, as needed, over the next two years. The complete financial statements of LRG may be seen in an attachment to the Company's annual 10-K filing.

Bassett Furniture Industries, Incorporated and Subsidiaries
(dollars in thousands except share data)

Summarized financial information for LRG is as follows:

                          2001         2000
                        ----------  -----------
Total assets             $ 16,709     $ 20,786
Total liabilities          30,364       27,693
Revenues                   62,578       63,059
Net loss                   (6,748)      (9,584)


H. ACCRUED LIABILITIES
Accrued liabilities consist of the following:


                                  November 24,   November 25,
                                    2001            2000
                                  ----------     -----------
Compensation and related
  benefits                         $ 10,048        $ 11,114
Severance and employee
  benefits                              582           1,343
Legal and environmental               3,073           3,633
Dividends payable                     2,343           2,355
Financial instrument liability            -             604
Other                                 2,204           2,534
                                  ----------     -----------
                                   $ 18,250        $ 21,583
                                  ==========     ===========

I. INCOME TAXES

A reconciliation of the statutory federal income tax rate and the effective income tax rate, as a percentage of income before income taxes, is as follows:

                                     2001      2000     1999
                                  --------- --------- --------
Statutory federal income
   tax rate                        (35.0)%    35.0 %   35.0 %
Dividends received
   exclusion                        (3.1)     (0.8)    (0.6)
Tax exempt interest                    -         -     (0.8)
Undistributed affiliate
   income                          (28.8)     (9.9)    (5.4)
Corporate owned life
   insurance                        30.6       3.2     (0.5)
State income tax,
   net of federal benefit            8.1       3.2      3.6
Other                               (0.1)      0.3      0.2
                                  --------- -------   --------
  Effective income tax rate        (28.3)%    31.0 %   31.5 %
                                  ========= ========= ========


The components of the income tax provision (benefit) are as follows:


Current:             2001       2000        1999
                   ---------  ----------  ----------
Federal             $     -     $ 2,636     $ 3,928
State                  (218)        327         224

Deferred:
Federal                (739)      1,533       3,906
State                   (85)        175         206
                   ---------  ----------  ----------
Total               $(1,042)    $ 4,671     $ 8,264
                   =========  ==========  ==========


The income tax effects of temporary differences and carry forwards, which give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are as follows:


                                      November 24, November 25,
                                           2001          2000
                                     ------------ -------------
Deferred income tax assets:
  Trade accounts receivable              $ 1,287       $ 3,328
  Inventories                                632           836
  Property and equipment
    writedowns                             4,517         3,089
  Retirement benefits                      5,027         5,074
  Net operating loss
   carryforwards                           4,158           212
  Distribution from affiliates
   in excess of income                     3,291         2,216
  Contribution carryforward
   (expires 2002)                            385           909
  Alternative minimum tax credit
   carryforward (no expiration)            3,458         3,744
  Loss on financial instrument                 -           695
  Other accrued liabilities                1,816         3,205
                                     ------------ -------------

   Total gross deferred
   income tax assets                      24,571        23,308
                                     ------------ -------------

Deferred income tax liabilities:
  Property and equipment                  10,345         7,555
  Undistributed affiliate
   income                                  1,889         4,274
  Prepaid expenses
   and other                                 254           220
  Unrealized holding gains                 1,714         3,047
                                     ------------ -------------

    Total gross deferred
    income tax liabilities                14,202        15,096
                                     ------------ -------------

    Net deferred income
    tax assets                          $ 10,369       $ 8,212
                                     ============ =============

The Company has recorded a deferred income tax asset of $4,158 as of November 24, 2001, for the benefit of approximately $9,100 in federal and state income tax loss carryforwards, which expire in varying amounts between 2014 and 2021. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred income tax assets will be realized. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Bassett Furniture Industries, Incorporated and Subsidiaries
(dollars in thousands except share data)


J. LONG-TERM LIABILITIES AND RETIREMENT PLANS

The Company has a qualified defined contribution plan (Employee Savings/Retirement Plan) that covers all employees with over six months of service who elect to participate and have fulfilled the necessary service requirements. Employee contributions to the Plan are matched by the Company at the rate of 115% of the first 2% through 5% of the employee's contribution, based on seniority. The Plan incorporates provisions of Section 401(k) of the Internal Revenue Code. Employer matching contributions to the Plan for 2001, 2000 and 1999 were approximately $1,445, $1,853 and $2,209, respectively.

The Company has a supplemental retirement Income Plan that covers certain senior executives and provides additional retirement and death benefits. Also, the Company has a Deferred Compensation Plan for certain senior executives that provides for voluntary deferral of compensation otherwise payable. The unfunded future liability of the Company under these Plans is included as employee benefits in long-term liabilities. The expenses for these plans for 2001, 2000, and 1999 were $1,168, $1,184 and $1,161, respectively.

K. LONG-TERM DEBT

In October 2000, the Company entered into a three-year $70,000 revolving credit facility with a new lender and three other participants. The facility is secured by certain receivables and inventories of the Company with borrowing rates ranging from LIBOR plus .625% to LIBOR plus 1.375%, based on various debt to earnings ratios. The LIBOR rate was 2% at November 24, 2001. The Company amended the facility in 2001 to address restrictive covenants and to reduce the total facility to $60,000. Borrowings under the facility, which matures October 2003, totaled $6,000 and $45,000 at November 24, 2001 and November 25, 2000, respectively. After coverage for letters of credit, the Company had $37,903 available for borrowing under the facility at November 24, 2001. The average interest rate was 6.0% for the year ended November 24, 2001.

The new facility contains, among other provisions, certain defined financial requirements regarding leverage and fixed charge ratios and certain restrictions involving future indebtedness and contingent liabilities. The Company was in compliance with all provisions of the facility as of November 24, 2001.

The Company also had a mortgage liability of $1,482 outstanding at November 24, 2001. The interest rate on this mortgage was 8.75%. Principal and interest payments are due monthly over the next 12 years.

L. CAPITAL STOCK AND STOCK COMPENSATION

The Company has a Long Term Incentive Stock Option Plan that was adopted in 1993 (the 1993 Plan). Under the 1993 Plan, the Company has reserved for issuance 450,000 shares of common stock of which 2,279 were available for grant at November 30, 1997. Options outstanding under the 1993 Plan expire at various dates through 2007. The Company adopted a second Employee Stock Plan in 1998 (the 1998 Plan). Under the 1998 Plan, the Company has reserved for issuance 950,000 shares of common stock. The terms of the 1998 Plan also allow for the issuance of the 2,279 shares, which remained as of December 1, 1997 from the 1993 Plan. In addition, the terms of the 1998 Plan allow for the re-issuance of any stock options which have been forfeited before being exercised. An additional 500,000 shares of common stock were authorized for issuance by the Stockholders at the 1999 Annual Shareholders Meeting. Options granted under the 1998 Plan may be for such terms and exercised at such times as determined by the Organization, Compensation, and Nominating Committee of the Board of Directors. Shares available for grant under the 1998 Plan were 470,199 at November 24, 2001.

The Company has a Stock Plan for Non-Employee Directors which was adopted in 1993 and amended in 2000. Under this stock option plan, the Company has reserved for issuance 125,000 shares of common stock, including an additional 50,000 shares of common stock that were authorized for issuance by the Stockholders at the 2000 Annual Shareholders Meeting. Shares available for grant under the plan were 26,413 at November 24, 2001. Under the terms of this plan, each non-employee director will automatically be granted an option to purchase 1,000 shares of common stock on April 1 of each year. These options are exercisable for 10 years commencing six months after the date of grant. Option activity under these plans is as follows:

                                                     Weighted
                                          Number      average
                                            of         price
                                          shares     per share
                                        -----------  ----------
Outstanding at November 28, 1998         1,391,415     $ 28.51
  Granted in 1999                          320,406     $ 22.58
  Exercised in 1999                              -           -
  Forfeited in 1999                       (341,032)    $ 27.19
                                         ----------

Outstanding at November 27, 1999         1,370,789     $ 27.46
  Granted in 2000                          526,672     $ 14.87
  Exercised in 2000                              -     $     -
  Forfeited in 2000                       (173,210)    $ 26.89
                                         ----------

Outstanding at November 25, 2000         1,724,251     $ 23.67
  Granted in 2001                           55,500     $ 12.84
  Exercised in 2001                              -           -
  Forfeited in 2001                       (115,259)    $ 28.59
                                         ----------

Outstanding at November 24, 2001         1,664,492     $ 23.11
                                         ==========

Exercisable at November 24, 2001         1,167,471     $ 25.99
Exercisable at November 25, 2000           504,858     $ 24.62
Exercisable at November 27, 1999           508,877     $ 24.48

Bassett Furniture Industries, Incorporated and Subsidiaries
(dollars in thousands except share data)

The following table summarizes information about stock options outstanding at November 24, 2001:


                            Options Outstanding               Options Exercisable
                 --------------------------------------   -------------------------
                                  Weighted
                    Number        average      Weighted      Number       Weighted
   Range of       outstanding    remaining     average     exercisable    average
   exercise        at Nov. 2     contractual  exercisable    Nov 24,    exercisable
    prices          2001        life (years)     price          2001         price
--------------   ------------   ------------  -----------  ------------ -----------
$11.34 - 16.00      530,438         8.3        $ 14.68        161,917     $ 14.60

 16.01 - 27.74      581,824         5.9          22.53        453,324       22.96

 27.75 - 37.40      552,230         5.5          31.81        552,230       31.81
--------------   ------------    ----------    --------    ----------    ---------
$11.34 - 37.40    1,664,492         6.5        $ 23.11      1,167,471     $ 25.99
==============   ============    ==========    ========    ==========    =========

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



                             2001      2000       1999
                           --------- ---------- ---------
Net income
  As reported               $(2,642)   $10,032   $17,954
  Pro forma                 $(3,350)   $ 9,082   $16,879

Basic earnings per share:
  As reported               $ (0.23)    $ 0.85    $ 1.44
  Pro forma                 $ (0.29)    $ 0.77    $ 1.35

Diluted earnings per share
  As reported               $ (0.23)    $ 0.85    $ 1.44
  Pro forma                 $ (0.29)    $ 0.77    $ 1.35

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted average assumptions:


                              2001       2000      1999
                            ---------- --------- ----------
Expected lives                5 years   5 years    5 years
Risk-free interest rate          4.4%      6.8%       4.5%
Expected volatility             39.0%     36.0%      34.5%
Dividend yield                   6.2%      5.8%       3.3%

The weighted average fair values of options granted during 2001, 2000 and 1999 were $2.89, $3.71 and $5.64, respectively.

During 2000 and 1998, the Company issued 4,724 and 16,836 shares respectively, of restricted common stock under the 1998 Long Term Incentive Plan as compensation for certain key salaried employees. These shares carry dividend and voting rights. Sale of these shares is restricted prior to the date of vesting. Shares issued under this plan were recorded at their fair market value on the date of the grant with a corresponding charge to stockholders' equity. The unearned portion is being amortized as compensation expense on a straight-line basis over the related vesting period. Compensation expense related to these grants was $173 in 2001, $17 in 2000 and $240 in 1999.

The Company's Board of Directors adopted a Shareholders Rights Plan in 1998. If a person or group acquires beneficial ownership of 20% or more of the common stock outstanding, each right distributed under the plan will entitle its holder (other than such person or group) to purchase, at the right's exercise price, a certain number of shares of the Company's Common Stock.

The Company implemented an Employee Stock Purchase Plan (ESPP) in the fourth quarter of fiscal year 2000. This plan allows eligible employees to purchase a limited number of shares of the Company's stock at 85% of market value. Under the plan the Company sold 18,837 and 1,552 shares to employees in 2001 and 2000, respectively. Under SFAS No. 123, no compensation expense is recognized for shares purchased under the ESPP.

M. OTHER INCOME, NET


                              2001     2000     1999
                            -------- -------- --------
Corporate owned life
   insurance, net of
   interest expense         $  (994)  $ 1,687  $ 3,109
Net gain from sales
   of investment securities   2,218     2,356    1,795
Dividends                       217       674      835
Captive insurance
   dividend                     117     4,500        -
Rental, net                    (253)    1,053        -
Net gain (loss)
   on financial instrument      448     1,641   (3,423)
Other, net                      262       688     (147)
                            -------- -------- --------
                            $ 2,015  $ 12,599  $ 2,169
                            ======== ======== ========

Interest expense on corporate owned life insurance policy loans was $1,506 in 2001, $1,476 in 2000, and $1,769 in 1999.

N. RESTRUCTURING, IMPAIRED ASSET AND
   OTHER UNUSUAL CHARGES

During fiscal year 2000, a decision and subsequent announcement was made to consolidate wood manufacturing operations at two of the Company's facilities in Bassett, Virginia. This and other reorganization actions resulted in the elimination of approximately 300 positions, including the severance of approximately 80 salaried employees.

Bassett Furniture Industries, Incorporated and Subsidiaries
(dollars in thousands except share data)


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

Of the total restructuring, impaired asset and other unusual charges, $600 is included in cost of sales, $3,150 is included in selling, general and administrative expenses and $6,680 is included in restructuring and impaired asset charges in the accompanying 2000 consolidated statement of income.

Restructuring activities continued in 2001. During the first quarter, production was moved from one facility to another and a wood manufacturing facility was identified for closure and was subsequently closed in the second quarter. Additionally, 60 corporate office positions were eliminated in the first and second quarters of 2001. Ongoing efforts to match production with demand, offer more competitively priced products and operate more efficient manufacturing facilities resulted in the announcement and subsequent closure of two additional facilities in Bassett, Virginia during the third quarter of 2001. Production has been moved to other manufacturing facilities in Virginia or has been outsourced. Approximately 800 positions were eliminated as a result of this restructuring activity. In addition to the restructuring charges recognized in 2001, the Company recorded unusual and non-recurring charges of $1,051 for inventory losses related to discontinued product. This amount is included in 2001 cost of sales. The following summarizes the fiscal 2000 and 2001 restructuring and impaired asset charges:


                            2001         2000
                          ----------   ----------
 Non-cash writedown
    of property and
    equipment to
    net realizable value    $ 4,550      $ 5,800

Severance and related
    employee benefit
    costs                     2,402          880
                          ----------   ----------
                            $ 6,952      $ 6,680
                          ==========   ==========


The property and equipment write-downs were entirely related to closing three facilities in Bassett, Virginia and were determined based on estimated liquidation value of the associated machinery, equipment and buildings. Certain production and some employees have been transferred to other production facilities within the Company. Of the $880 in severance and employee benefit costs expensed during fiscal 2000, $388 was paid during 2000 and the remaining $492 was paid out in fiscal 2001. $2,402 of severance and employee benefit costs were expensed in 2001 related to fiscal 2001 restructuring. $1,820 was expended during fiscal 2001 and the remaining $582 will be paid in fiscal 2002.

O. CONTINGENCIES

Legislation has phased out interest deductions on certain policy loans related to Company owned life insurance (COLI) as of January 1, 1999. The Company has recorded cumulative reductions to income tax expense of approximately $8,000 as the result of COLI interest deductions through 1998. The Internal Revenue Service, on a national level, has pursued an adverse position regarding the deductibility of COLI policy loan interest for years prior to January 1, 1999. The IRS has received favorable rulings on the non-deductibility of COLI loan interest. Management understands that these rulings and the adverse position taken by the IRS will be subjected to extensive challenges in court. In the event that the IRS prevails, the outcome should not be material to the Company's future results of operations. The Company is also involved in various other claims and actions, including environmental matters, which arise in the normal course of business. Although the final outcome of these matters cannot be determined, based on the facts presently known, it is management's opinion that the final resolution of these matters will not have a material adverse effect on the Company's financial position or future results of operations.

P. LEASES AND LOAN GUARANTEES

The Company leases land and buildings that were originally used in the operation of its Company-owned retail stores. Most of these properties were subleased to LRG Furniture, LLC, an affiliate, effective November 28, 1999. The subleases contain generally the same terms and rental rates as the original leases and thus offset rental expense on a dollar for dollar basis. Pursuant to the agreement in principle as discussed in Note G, LRG will transfer these subleases to the Company. Additionally, the Company leases showroom space from IHFC, which is priced at the market rate. Lease terms range from three to 15 years and generally have renewal options of between five and 15 years. The following schedule shows future minimum lease payments under non-cancelable leases having remaining terms in excess of one year as of November 24, 2001:



                   2002      $ 2,737
                   2003        2,745
                   2004        2,614
                   2005        2,390
                   2006        1,816
             Thereafter       13,164
                           ----------
                            $ 25,466
                           ==========

Bassett Furniture Industries, Incorporated and Subsidiaries
(dollars in thousands except share data)


In addition to subleasing the properties referred to above, the Company owns retail real estate, which it in turn leases to LRG Furniture, LLC or to licensee operators of the Company's Bassett Furniture Direct stores. The following schedule shows minimum future rental income related to pass-through rental expense on a subleased property as well as rental income on real estate owned by Bassett.

                 2002        $   488
                 2003            425
                 2004            425
                 2005            425
                 2006            425
           Thereafter            248
                          -----------
                             $ 2,436
                          ===========


Rents due under three leases with licensees call for rent calculated as a percentage of sales. As such, there is no minimum future rental income associated with these leases.

Rental expense, net of rental income, was $253 in 2001. Rental income, net of rental expense, related to these leases was $1,053 in 2000. Rental expense was $1,330 in 1999.

As part of the Company's expansion strategy for its retail stores, Bassett has guaranteed certain lease obligations and construction loan obligations of licensee operators of the Bassett Furniture Direct program. Lease guarantees range from five to ten years. The Company was contingently liable under licensee lease obligation guarantees in the amount of $25,708 and $23,233 at November 24, 2001 and November 25, 2000, respectively. Additionally, the Company was contingently liable under licensee construction loan guarantees in the amount of $0 and $10,369 at November 24, 2001 and November 25, 2000.

The Company has also guaranteed loans from a bank to certain of its BFD dealers to finance initial inventory packages for those stores. The total contingent liability with respect to these loan guarantees as of November 24, 2001 and November 25, 2000, was $8,990 and $9,195, respectively.

Q. EARNINGS PER SHARE

The following table reconciles basic and diluted earnings per share:

                                                       Earnings
                                Shares     Net Income  Per Share
                             ------------- ----------- ---------
2001:
Basic EPS                      11,701,842    $ (2,642)  $ (0.23)
Add effect of
   dilutive securities:
Options and
   restricted stock                 9,644           -         -
                             ------------- ----------- ---------
Diluted EPS                    11,711,486    $ (2,642)  $ (0.23)
                             ============= =========== =========

2000:
Basic EPS                      11,812,962    $ 10,032    $ 0.85
Add effect of
   dilutive securities:
Options and
   restricted stock                 9,070           -         -
                             ------------- ----------- ---------
Diluted EPS                    11,822,032    $ 10,032    $ 0.85
                             ============= =========== =========

1999:
Basic EPS                      12,499,481    $ 17,954    $ 1.44
Add effect of
   dilutive securities:
Options and
   restricted stock                 6,992           -         -
                             ------------- ----------- ---------
Diluted EPS                    12,506,473    $ 17,954    $ 1.44
                             ============= =========== =========


Options to purchase 1,654,848 shares of common stock in 2001, 1,715,181 shares in 2000, and 1,363,797 shares in 1999, were outstanding at the end of each fiscal year that could potentially dilute basic EPS in the future.

R. SEGMENT INFORMATION

The Company's primary business is wholesale home furnishings. The wholesale home furnishings business is involved principally in the design, manufacture, sale and distribution of furniture products to a network of independently-owned stores and stores owned by an affiliate of the Company. Through 1999 the wholesale business consists primarily of two operating segments, wood and upholstery. Beginning in 2000, the Company began to evaluate imports as a separate line of business. Prior to fiscal 2000, imports were included with results from the wood segment.

Bassett Furniture Industries, Incorporated and Subsidiaries
(dollars in thousands except share data)

The wood segment is engaged in the manufacture and sale of wood furniture to independent and affiliated retailers. The upholstery segment is involved in the manufacture and sale of upholstered frames and cut upholstery items having a variety of frame and fabric options. The import segment sources product principally from Asia and sells these products to independent and affiliated retailers.

The Company's "other" business segment consists of the Bedding Division, a contemporary furniture business and corporate operations, including certain selling, general and administrative expenses, are all included to reconcile segment information to the consolidated financial statements. The Bedding Division activity is included for five months in 1999. The Import Division for 1999 has been reclassified to conform with the current presentation.

A retail segment was included in the "other" business segment in 1999 (see Note G). Restructuring, impaired fixed assets and other unusual charges are included for 2001, 2000 and 1999 as discussed in Note N to the consolidated financial statements and are included below in the "other" segment.


2001
                                    Wood        Upholstery       Import          Other      Consolidated
                                 ------------  --------------  ------------  -------------- ------------
Net sales                          $ 173,106        $ 90,117      $ 32,136        $ 10,317    $ 305,676
Operating income (loss)               10,194           9,209         6,941         (31,256)      (4,912)
Identifiable assets                   67,166          15,633         6,566         212,038      301,403
Depreciation and amortization          3,937             994             -           6,385       11,316
Capital expenditures                   2,112             334             -           9,886       12,332

2000
                                    Wood        Upholstery       Import          Other      Consolidated
                                 ------------  --------------  ------------  -------------- ------------
Net sales                          $ 226,013        $ 97,773      $ 30,985        $ 12,673    $ 367,444
Operating income  (loss)              26,143           8,024         7,504         (44,867)      (3,196)
Identifiable assets                  102,046          17,997         9,976         216,661      346,680
Depreciation and amortization          4,796             961             -           4,275       10,032
Capital expenditures                   5,772           2,111             -          10,436       18,319

1999
                                    Wood        Upholstery       Import          Other      Consolidated
                                 ------------  --------------  ------------  -------------- ------------
Net sales                          $ 259,825       $ 103,520      $ 20,372        $ 10,695    $ 394,412
Operating income  (loss)              44,363           9,398         5,179         (46,466)      12,474
Identifiable assets                   81,067          14,195         3,573         243,994      342,829
Depreciation and amortization          3,846             753             -           3,787        8,386
Capital expenditures                  16,075           2,825             -          28,796       47,696


Operating income by business segment is defined as sales less direct operating costs and expenses. Identifiable assets are those assets used exclusively in the operations of each business segment. Identifiable assets for the wood, upholstery and import segments consist of inventories and property, plant and equipment.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Stockholders and Board of Directors of Bassett Furniture Industries,
Incorporated:

We have audited the accompanying consolidated balance sheets of Bassett Furniture Industries, Incorporated (a Virginia corporation) and subsidiaries as of November 24, 2001 and November 25, 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended November 24, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bassett Furniture Industries, Incorporated and subsidiaries as of November 24, 2001 and November 25, 2000, and the results of their operations and their cash flows for each of the three years in the period ended November 24, 2001, in conformity with accounting principles generally accepted in the United States.


                                                 /s/ ARTHUR ANDERSEN LLP

Greensboro, North Carolina,
January 15, 2002

OTHER BUSINESS DATA
Bassett Furniture Industries, Incorporated and Subsidiaries
(dollars in thousands except per share data)

SELECTED FINANCIAL DATA

                                       2001               2000            1999          1998           1997
                                   --------------     -------------   ------------- -------------  -------------
Net sales                          $   305,676        $   367,444      $   394,412    $   397,557   $   446,893
Cost of sales                      $   254,456 (1)    $   302,281 (1)  $   309,316    $   323,904   $   396,875
Operating profit (loss)            $    (4,912)(1)    $    (3,196)(1)  $    12,474    $     9,651   $   (55,322)(2)
Other income, net                  $     1,228        $    18,263      $    13,744    $    11,445   $    13,367 (2)
Income (loss) before income taxes  $    (3,684)(1)    $    15,067 (1)  $    26,218    $    21,096   $   (41,955)
Income taxes (benefit)             $    (1,042)(1)    $     4,671 (1)  $     8,264    $     5,379   $   (22,346)(2)
Net income (loss)                  $    (2,642)(1)    $    10,032 (1)  $    17,954    $    15,717   $   (19,609)(2)
Diluted earnings (loss) per share  $     (0.23)(1)    $      0.85 (1)  $      1.44    $      1.20   $     (1.50)(2)
Cash dividends declared            $     9,378        $     9,497      $     9,983    $    10,393   $    13,041 (2)
Cash dividends per share           $      0.80        $      0.80      $      0.80    $      0.80   $      1.00
Total assets                       $   301,403        $   346,680      $   342,829    $   321,514   $   320,325
Current ratio                        2.96 to 1          3.19 to 1        2.39 to 1      3.21 to 1     4.12 to 1
Book value per share               $     20.04        $     21.09      $     20.46    $     20.40   $     20.01
Weighted average number of shares   11,701,842         11,812,962       12,499,481     12,984,639    13,045,789

QUARTERLY RESULTS OF OPERATIONS


                                                                          2001
                                           ----------------------------------------------------------------
                                             FIRST          SECOND          THIRD           FOURTH
                                           ------------    ------------    ------------     ---------------
Net sales                                     $ 82,553        $ 73,765       $ 71,290          $ 78,068
Gross profit                                    14,559          11,093         10,157            15,411 (1)
Net income (loss)                                2,252            (538)        (2,834)           (1,522)(1)
  Basic earnings (loss) per share                 0.19           (0.05)         (0.24)            (0.13)(1)
  Diluted earnings (loss) per share               0.19           (0.05)         (0.24)            (0.13)(1)

                                                                          2000
                                           ----------------------------------------------------------------
                                             FIRST          SECOND          THIRD           FOURTH
                                           ------------    ------------    ------------     ---------------
Net sales                                     $ 94,981        $ 92,366       $ 91,155          $ 88,942
Gross profit                                    18,573          17,898         15,868            12,824 (1)
Net income (loss)                                4,354           4,515          4,305            (3,142)(1)
  Basic earnings (loss) per share                 0.36            0.38           0.37             (0.26)(1)
  Diluted earnings (loss) per share               0.36            0.38           0.37             (0.26)(1)




(1) See Note N to the Consolidated Financial Statements for a discussion of restructuring, impaired fixed assets and unusual charges.

(2) For 1997 the Company restructured certain operations and recorded restructuring and impaired asset charges of $20,646. Additionally, the Company incurred unusual and non-recurring charges of including moving costs, plant consolidation inefficiencies and inventory write-downs totaling $31,654. Of these costs, $28,325 are included in cost of goods sold and $3,329 are included in selling, general and administrative expenses. Finally, the Company incurred other unusual and non-recurring charges during 1997 of $12,500. Of these charges, $1,000 is included in cost of goods sold and $11,500 is included in selling, general and administrative expenses.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Bassett Furniture Industries, Incorporated and Subsidiaries
(dollar amounts in thousands)

RESULTS OF OPERATIONS:

Bassett reported sales for 2001 of $305,676, a decrease of $61,768 or 17% from fiscal 2000 sales. The decline reflects the loss of two major customers to bankruptcy in the first quarter of 2001 and an extremely weak retail furniture climate in 2001. The Company continued with its' plan for vertical integration during 2001 by transitioning from sales to traditional customers to sales to its' dedicated Bassett Furniture Direct (BFD) licensee store network. Though sales to the independently owned BFD channel increased in 2001, they did not increase to the extent expected due to the weakening economy and the timing of new store openings. The 7% sales decline from fiscal 1999 to fiscal 2000 reflected both a softer overall business climate and the elimination and disposition of divisions and products that did not adequately contribute to earnings. In April of 1999, the Company sold its Bedding Division, which had revenues of $12,000 in 1999 (prior to the sale). Sales of $4,911 from the Company's retail segment are included in 1999 sales. The Company's retail segment was combined with that of a licensee to form LRG Furniture, LLC in December of 1999. Also, during 2000, the Company implemented a new enterprise-wide software system, which included sales order processing, logistics, upholstery manufacturing and some wood manufacturing. The utilization of the system has greatly enhanced the Company's shipping performance and overall customer service in 2001.

Although overall sales have declined, sales to the Bassett Furniture Direct
(BFD) and @t Home with Bassett (@t Home) channels increased by 5% in 2001 and 33% in 2000. The 2001 increase of 5% was impacted by the timing of store openings, as many stores opened in the last quarter. Sales to national accounts, major furniture stores and smaller furniture stores declined in both years. The increase in sales in the BFD and @t Home channels was driven by the opening of additional BFD stores and signing additional @t Home retailers. The Company saw openings of fifteen new independently owned BFD stores and closures of four stores in 2001, for a net gain of eleven stores. A net of seven new BFD stores opened in 2000. The Company ended 2001 with 68 BFD stores, compared to 57 stores at the end of 2000. The Company plans to open approximately 15 new BFD stores in each of the next five years. The Company opened a net of 10 @t Home galleries in 2001. The Company had 179 @t Homes at the end of fiscal 2001 compared to 169 @t Homes at the end of 2000. In an effort to address declining sales to smaller furniture stores, the Company implemented a new in-stock, rapid delivery program in 2001 for its @t Home and small furniture retail customers. The innovative program, known as Five Star, features prepaid freight and 14 day delivery and provides the Company with a competitive advantage with these customers. The Company completed its move from its Thomasville, North Carolina showroom to a newly completed space at the International Home Furnishings Center in High Point. As expected, the Company experienced a significant increase in customer traffic, which enabled salesmen to re-establish contacts with old customers and introduce Bassett to many potential new customers who had never shopped the line. The Company has seen a substantial increase in new accounts opened for dealers in this category.

Despite a lower sales increase than expected in the BFD channel and the closing of four stores, the Company made substantial progress in more clearly defining its retail strategy in 2001 and continues to be committed to the financial success of its BFD licensee stores. In that regard, during 2001, the Company strengthened its' retail organization, implemented a rigorous financial and operational screening process for new licensees and began a program to address issues related to profitability within its existing licensee network. In an effort to ship goods faster and more efficiently to its customers, the Company moved into a new distribution center in Martinsville, Virginia in early 2001.

Gross margin; selling, general and administrative (S,G&A) expenses; and operating income (loss) as a percentage of net sales were as follows for the years ended November 24, 2001, November 25, 2000 and November 27, 1999:



                          2001     2000      1999
                        --------- -------- ---------
Gross margin               16.7%    17.7%     21.6%
S,G&A expenses             17.8%    16.8%     18.4%
Operating income (loss)    -1.6%    -0.9%      3.2%

The decrease in the gross margin from 2000 to 2001 was due to sharply reduced production levels and related overhead absorption impact, costs incurred to transition production from one plant to another and lower margins resulting from liquidating certain discontinued finished goods inventories. This was partially offset by a reduction in cost of sales that resulted from liquidating LIFO inventories in 2001. In fiscal 2000, margins were negatively impacted by restructuring activities, lumber price fluctuations and reduced production levels. Gross margins from continuing operations were 17.1% and 17.9% in 2001 and 2000, respectively.

Bassett has aggressively strived to eliminate excessive costs and to more efficiently structure manufacturing capacities to match current business levels. In that regard, the Company made the decision in late 2000 to consolidate production in the Wood Division. Restructuring charges of $6,680, of which $5,800 related to the write-down of property and equipment and $880 related to severance and employee benefit costs were incurred. Restructuring continued in 2001 as the Company reduced manufacturing capacities to meet demand and stay competitive with product sourced overseas. The table plant was closed and production of occasional tables was moved to another facility or outsourced. The chair plant and a rough-end facility were permanently closed and production either transferred to other facilities or sourced to foreign manufacturers. Approximately 800 salaried and hourly positions were eliminated in fiscal 2001. All restructuring activities in 2001 resulted in restructuring charges of $6,952, of which $4,550 was related to the non-cash write-down of property and equipment to net realizable value and $2,402 was associated with severance and employee benefits. Also associated with the restructuring activities was a $1,051 write-down of discontinued inventories to net realizable value. This charge is reflected in cost of sales. The Company has not planned for significant restructuring activities in 2002. The Company is committed to its gross margin improvement initiatives. These initiatives may include investments in equipment and technology, engineering efforts to streamline production processes and efforts to supplement current product offerings with more imported goods. This also includes sourcing wood components from overseas and

Bassett Furniture Industries, Incorporated and Subsidiaries
(dollar amounts in thousands)


assembling and finishing these products domestically. The Company continually evaluates its pricing practices, capacity utilization, and its labor and overhead cost structure in an effort to improve its overall gross margin.

S,G&A expenses decreased by $7,377 from 2000 levels in 2001. The reduction is a result of strategically planned headcount reductions associated with the restructuring efforts as well as a result of reducing and controlling spending in all areas of the business. Additionally, the Company's bad debt expense was negatively impacted by $3,150 in 2000 due to the bankruptcies of two major customers. S,G&A as a percentage of sales climbed from 16.8% in 2000 to 17.8% in 2001. The Company was unable to realize the full benefit of all the expense reduction activities in 2001. The headcount reduction and expense elimination efforts completed in 2001 should afford the Company $2,000 to $3,000 of expense savings in 2002. S,G&A from 1999 included both retail store expenses and a retail corporate support structure. These expenses were eliminated at the end of 1999 when the Company's corporate store program was turned over to LRG Furniture, LLC. As a result, S,G&A expenses as a percentage of sales dropped from 18.4% in 1999 to 16.8% in 2000. Spending for information systems and technology was significant in both 1999 and 2000 as Bassett implemented a Company-wide enterprise system. Management anticipates that such expenditures will continue but at reduced levels.

Gains on sales of property and equipment relate to the sale of the Thomasville, North Carolina showroom, a warehouse in Los Angeles, California and two former manufacturing facilities in the Hickory, North Carolina area. Management expects additional property sales in 2002 that will generate gains but not at the level seen in 2001.

Non-operating income decreased from $18,263 in 2000 to $1,228 in 2001. Non-operating income was $13,744 in 1999. Non-operating income includes three major components; income from affiliated companies, interest expense and other income. Other income is further detailed in Note M to the Consolidated Financial Statements. The decrease in other income from 2000 to 2001 was due primarily to a return to more normalized earnings on the Company's investment portfolio. Income from the Company's investment in the Alternative Asset Fund, LP was unusually high in 2000. In addition, the Company's share of income from its investment in the International Home Furnishings Center was negatively impacted by that entity's refinancing activities in 2001. Losses were larger than anticipated from the Company's investment in the Accessory Group, LP and the Company took an additional charge to write its investment in the Accessory Group down to net realizable value in 2001. Also part of the variance in other income from 2000 to 2001 was activity in the Company's COLI plan. The Company recorded income of $1,595 and $3,109 in 2000 and 1999, respectively, but recorded a net expense of $924 in 2001 associated with this plan. COLI income is realized as proceeds from policy claims exceed interest expense on policy loans and changes in the cash surrender value of the policies. The loss incurred in 2001 is largely the result of a decline in cash surrender value. Included in the 2000 results was an unusually large cash dividend of $4,500 from a captive insurance program. The Company received no such dividend in 2001. Losses from the Company's investment in LRG Furniture, LLC decreased from $5,062 in 2000 to $3,855 in 2001. In addition to the Company's share of the operating loss from LRG, the Company took an additional one-time charge of $1,359 to restructure LRG Furniture, LLC's balance sheet. Non-operating income will continue to be an integral component of the Company's future earnings.

The effective income tax provision (benefit) rate was (28.3%) in 2001 compared to 31.0% in 2000 and 31.5% in 1999. The income tax provision (benefit) rates were lower than statutory federal income tax rates primarily due to exclusions for tax exempt and undistributed affiliate income and the Company's COLI plan.

For the year ended November 24, 2001, net loss was $2,642 or $(0.23) per diluted share. These results compare to net income of $10,032 or $.85 per diluted share for 2000 and net income of $17,954 or $1.44 per diluted share for fiscal 1999.

SEGMENT INFORMATION:

The following is a discussion of operating results for each of Bassett's business segments. A full description of each operating segment along with financial data for each segment can be found in Note R to the Notes to the Consolidated Financial Statements.

WOOD DIVISION


                          2001        2000       1999
                       ----------- ----------- -----------
Net Sales               $ 173,106   $ 226,013   $239,453
Contribution to Profit
 and Overhead              10,194      26,143     39,184

Wood Division net sales decreased by 23% in 2001 due to the loss of two major customers in early 2001, the continued soft retail furniture environment and continuing transition to imported products. This compares to a decrease of 6% from 1999 to 2000. During 2001, sales of domestically manufactured product decreased, while sales of imported goods increased. Sales and production levels were at near breakeven levels after allocating corporate overhead in fiscal 2001. In order to improve sales and margins in this segment, the Company is introducing new products, opening more BFD stores, and refocusing on its furniture store channel through implementation of its' Five Star program. Production levels have been substantially reduced to meet current demand and to reduce expense levels. The Division closed three plants over the last two years and at the end of 2001, had six plants in operation; three in Virginia, one in North Carolina and two in Georgia. Each plant produces a different range of product, categorized as "good", "better" and "best".

Contribution to profit and overhead is defined by the Company as gross profit less direct divisional operating expenses but excluding any allocation of corporate overhead expenses, interest expense, or income tax. For the Wood Division, contribution to profit and overhead decreased from 16.4% as a percentage of net sales in 1999 and 11.6% in 2000 to 5.9% in 2001. This decrease was a result of decreased sales coupled with the sale of discontinued inventories at lower margins, somewhat offset by LIFO inventory liquidations. Production levels dropped below sales levels in the Wood Division, which significantly reduced inventory levels. As a result, a decision was made in 2000 and 2001 to consolidate or shift production to other facilities in Bassett, Virginia. The Company significantly restructured the Wood Division to better match production capabilities with reduced demand. These efforts have substantially reduced the Wood Division's break even

Bassett Furniture Industries, Incorporated and Subsidiaries
(dollar amounts in thousands)



level and better position the manufacturing capacity of the division with current business demands in addition to providing for a lower cost structure. The restructuring efforts completed in 2001 should afford the Company $8,000 to $10,000 in annualized cost savings and as a result management expects that the profitability of this division will improve in 2002.

UPHOLSTERY DIVISION

                           2001       2000       1999
                         ---------- ---------- ----------
Net Sales                  $90,117   $ 97,773   $103,520
Contribution to Profit
 and Overhead                9,209      8,024      9,398

Net sales for the Upholstery Division have declined in each of the past two years, as the Company continues its overall repositioning of this product segment. Early in fiscal 2001, two major national accounts were lost to bankruptcy, which affected overall Upholstery Division sales. In 1999, management decided to exit certain distribution channels, which it concluded were incompatible with the Bassett brand image and its current primary channels of distribution. The Company has decided to focus this segment on its BFD stores, its @t Home galleries, and several of its major customers. Also, during 2000, the Company hired a new merchandising team in the Upholstery Division to reverse the declining sales trend and enhance the product line.

Contribution to profit and overhead has increased, despite declining sales. For the Upholstery Division, contribution to profit and overhead increased to 10.2% of sales in 2001 after decreasing from 9.1% in 1999 to 8.2% in 2000. Repositioning the segment away from lower-margin accounts and products and into higher quality, more stylish goods combined with operational initiatives have propelled the profit improvement. However, these changes were offset, in fiscal 2000, by unfavorable absorption and labor inefficiencies resulting from the decreased sales. The operational initiatives include the entry into cellular manufacturing and investments in new cutting and sewing equipment. At the beginning of 2001, due largely to the bankruptcy of a national retailer, the upholstery division consolidated certain manufacturing operations as part of it continuing gross margin improvement plan. Management anticipates continued earnings improvement in 2002.

IMPORT DIVISION

                           2001       2000        1999
                         ---------- ---------- -----------
Net Sales                 $ 32,136   $ 30,985    $ 20,372
Contribution to Profit
 and Overhead                6,941      7,504       5,179

Beginning in 2001, the results of the Import division are reported separately in the segment information. For prior reporting, the results of the Import division were included in the Wood division. Information related to the Import division for 2000 and 1999 has been reclassified to conform with the current presentation.

Net sales for the Import division increased by 3.7% in 2001 and by 52% in 2000. The Company expects the sales of this segment to increase as cribs, occasional tables and some beds are sourced to overseas manufacturers. This should have a positive impact on the Company's overall gross margin. The products of the Import division will continue to supplement the product offerings of the other divisions, as well as include complete suites of bedroom and dining room furniture. Import division contribution to profit and overhead decreased from 24.2% of net sales in fiscal 2000 to 21.6% in 2001. The decrease is primarily the result of allocating overhead costs to this division. The expected sales growth of this segment requires the Company to focus more attention on forecasting and purchasing practices, inventory management, logistics and quality.

LRG FURNITURE JOINT VENTURE

At the beginning of fiscal year 2000, the Company formed LRG Furniture, LLC, which is a joint venture between the Company and its licensee partner in Houston, Texas (BDP Texas, LLC). The Company was formed to capitalize on the retail expertise of BDP Texas and the economies of scale that a combined Company offered. The Company's eight BFD stores in 1999 were combined with the five BDP Texas stores in Texas to form LRG. Bassett retains a 51% ownership of the joint venture and accounts for the investment using the equity method since the Company does not maintain control of the joint venture.

LRG experienced significant difficulties in the initial integration and start-up activities of operating southeastern stores with stores in Texas and Nevada. The stores were initially managed centrally from Houston, Texas. This method of management proved to be costly and ineffective. Additionally, LRG's revenues were temporarily impacted by the implementation of the Company's enterprise software system. LRG adopted a decentralized (regional) method of management midway through fiscal 2000 to attack cost issues on a store by store basis. Substantial costs were subsequently eliminated from the LRG corporate overhead. Regional managers have begun to see improved top-line sales growth. Store expenses, including start-up costs, were subsequently reduced or eliminated. Bassett's shipments to LRG are also improved due to the complete implementation of the enterprise system. During 2001, LRG sold three stores located in small to mid-size markets to local operators and sold the Hickory, North Carolina store back to Bassett. A significant portion of LRG's losses were attributable to these stores. These stores are in single store markets where a local licensee would be better positioned to operate a cost effective store operation. Cost cutting efforts continued in 2001, both at the corporate overhead level and at the store level. All of these efforts combined to reduce LRG's net loss in fiscal 2001.

Discussions were held with the principals of LRG late in 2001 concerning future cash flows and improving the operating performance and capital structure of LRG. Subsequent to November 24, 2001, the Company entered into an agreement to purchase the five remaining southeastern stores from LRG for net book value. Bassett will operate the North Carolina and Virginia stores as corporate stores. Upon the completion of the transaction, the operating results of these stores will be consolidated into the Company's financial statements, affecting net sales, gross profit and selling, general and administrative expense. This move allows LRG to focus on the larger markets in Texas and Nevada and allows Bassett to re-introduce a corporate store program that is essential to its' retail strategy. This leaves seven stores in Texas and Nevada as LRG's core business. Additionally, as part of the agreement, the Company agreed to restructure a portion of notes receivable due to the Company from LRG. As a result,

Bassett took a charge of $1,359 related to the debt restructuring. Management believes that LRG will substantially reduce losses in 2002 and will return to profitability in subsequent years due to overhead cost reductions, the sale of unprofitable stores in single store markets and the re-focusing of efforts on core markets in Texas and Nevada. The Company is committed to the success of LRG and will provide

Bassett Furniture Industries, Incorporated and Subsidiaries
(dollar amounts in thousands)


financial support to LRG, as needed, over the next two years. Included in the Company's 1999 results were net sales for the retail segment of $11,319 and operating losses of $2,570.

LIQUIDITY AND CAPITAL RESOURCES:

Cash provided by operating activities was $22,283 in 2001 compared to cash used by operating activities of $12,016 in 2000 and cash provided by operating activities of $16,728 in 1999. The increase in 2001 operating cash flow was attributable to the Company's significant reductions in receivables and inventories. Conversely, the $12,016 in cash used in operating activities was primarily the result of a build up of receivables and inventories. 1999 cash flow from operations was attributable to higher net income levels.

The decline in rates of sale versus what was planned for 2000 coupled with increases in imported products caused the increase in wholesale inventories in fiscal 2000. The Company's strategic decision in 2001 to focus on inventory reduction and receivables management was primarily responsible for the turn-around in cash flow from operations. The Company adopted plans to reduce both accounts receivable and inventory levels in 2001. The Company implemented new terms for its BFD licensees, adopted more aggressive collection policies, reduced production schedules and embarked on inventory promotion and liquidation programs in 2001. Also in 2000, there was a reduction in accounts payable and accrued liabilities bringing these accounts to levels more consistent with historical levels, and well below the unusually high balances of these accounts in 1999. The significant increase in accounts payable and accrued liabilities in 1999 was largely timing related and included several unusual and nonrecurring items, some of which related to the Company's retail operations.

The Company invested $47,700 in property and equipment in 1999 for BFD store real estate, a new enterprise-wide information system, new manufacturing equipment, and a new dining table top manufacturing facility. Given the significant spending levels in 1999, the Company reduced its capital spending in 2000 and 2001. Spending in 2000 and 2001 was primarily for new machinery and equipment, and information technology. Additionally, in 2001 the Company invested in two retail furniture locations which it is leasing to licensees and completed renovations to its' new showroom in High Point, North Carolina. The Company expects capital spending to approximate $9,000 in fiscal 2002 and to be funded out of operating cash flow.

Sales of the Company's former showroom in Thomasville, North Carolina, a warehouse in Los Angeles, California and two manufacturing facilities in North Carolina generated $7,042 in cash proceeds.

The Company received a dividend from its' IHFC investment of $25,058. This unusually large dividend resulted from IHFC's refinancing of its' building and is essentially an advance on future earnings. As such, the Company's investment reflects a credit balance and is shown in the liabilities section of the Company's balance sheet as "Deferred Revenue from Affiliate". Based on current and expected future earnings of IHFC, management believes that the market value of the investment in IHFC is substantially greater than its current book value. The financial statements for IHFC are attached to the Company's 10-K filing.

Proceeds from sales of securities in Bassett's investment portfolio were $4,441. In 2000, the Company liquidated a portion of its investment portfolio and generated $5,785 in cash proceeds. The Company also received a cash dividend from an affiliated company of $12,000 in 2000. This follows the decision made by management in 1998 to reinvest a large portion ($50,000) of its investment portfolio into an investment partnership which has enabled the Company to generate improved investment returns. The Company invested $4,200 in the LRG joint venture in 2000. The Company plans to continue to liquidate the remainder of its marketable equity securities portfolio on a scheduled basis over the next three years.

During 2000, the Company replaced borrowings under its $50,000 credit facility by entering into a three-year $70,000 revolving credit facility with a new lender and three other participants. At the end of fiscal 2000, the Company had borrowed $45,000 against its credit line. Subsequent to the end of fiscal 2000, the Company received a $25,058 cash dividend from IHFC, the net proceeds of which were used primarily to reduce borrowings outstanding under this credit facility. The Company amended the facility in 2001 to address restrictive covenants and to reduce the total facility to $60,000. At November 24, 2001, the Company had reduced borrowings under this facility to $6,000. The Company does not expect to substantially increase its level of borrowings in fiscal 2002.

The Company purchased and retired 332,000 shares of its Common Stock during 2000. These purchases were part of the Company's stock repurchase program, approved in 1998, which allows the Company to repurchase its shares for an aggregate purchase price not to exceed $40,000. The average cost of the shares purchased in 2000 was $14.20, resulting in a total expenditure of $4,716. Repurchases of stock were substantially reduced in 2001 as the Company repurchased 63,500 shares for a total of $730 (average price of $11.50 per share). In 1999, the Company purchased and retired 793,000 shares for $17,138. The Company plans to continue its share repurchase program in fiscal 2002. The Company paid dividends of $9,378, $9,497 and $9,983 in fiscal 2001, 2000 and 1999, respectively. The current ratio for the past two years was 2.96 to 1 and
3.19 to 1, respectively. Working capital was $65,342 at November 24, 2001, and $91,568 at November 25, 2000.

The Company's consolidated financial statements are prepared on the basis of historical dollars and are not intended to show the impact of inflation or changing prices. Neither inflation nor changing prices has had a material effect on the Company's consolidated financial position and results of operations in prior years.

CONTINGENCIES:

The Company is involved in various claims and litigation as well as environmental matters, which arise in the normal course of business. The details of these matters are described in Note O in the Notes to Consolidated Financial Statements. Although the final outcome of these legal and environmental matters cannot be determined, based on the facts presently known, it is management's opinion that the final resolution of these matters will not have a material adverse effect on the Company's financial position or future results of operations. Legislation has phased out interest deductions on certain policy loans related to Company owned life insurance (COLI)

Bassett Furniture Industries, Incorporated and Subsidiaries
(dollar amounts in thousands)


as of January 1, 1999. The Company has recorded cumulative reductions to income tax expense of approximately $8,000 as the result of COLI interest deductions through 1998. The Internal Revenue Service (IRS), on a national level, has pursued an adverse position regarding the deductibility of COLI policy loan interest for years prior to January 1, 1999. The IRS has received favorable rulings on the non-deductibility of COLI loan interest. Management understands that these rulings and the adverse position taken by the IRS will be subjected to extensive challenges in court. In the event that the IRS prevails, the outcome should not be material to the Company's financial position or future results of operations.

KEY ACCOUNTING POLICIES:

Our significant accounting policies are described in Note A to the consolidated financial statements. The preparation of the financial statements requires the Company to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. The Company evaluates its estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

The Company maintains allowances for doubtful accounts and notes receivable for estimated losses resulting from the inability of its customers or note holders to make required payments. If the financial condition of the Company's customers or note holders were to deteriorate, resulting in an impairment in their ability to make payments, additional allowances may be required. The Company writes down its inventory for estimated obsolescence to the difference between the cost of the inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required. The Company has recorded valuation allowances for impairment of property and equipment. Management's judgements regarding the existence of impairment indicators are based on market conditions and the operational performance of its manufacturing facilities. The Company records an investment impairment charge when it believes an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments. The Company has accrued its estimate of the probable costs related to certain income tax, legal and environmental matters. These estimates have been developed in consultation with the Company's counsel and other advisors and are based on management's current understanding of the underlying facts and circumstances. Because of uncertainties related to the ultimate outcome of these issues or the possibilities of changes in the underlying facts and circumstances, additional charges related to these issues could be required in the future.

MARKET RISK:

The Company is exposed to market risk for changes in market prices of its various types of investments. The Company's investments include equity securities and an investment partnership included in its investments in affiliated companies. The Company does not use these securities for trading purposes and is not party to any leveraged derivatives.

The Company's marketable equity securities portfolio, which totaled $9,116 at November 24, 2001, is diversified among over twenty different medium to large capitalization interests. The Company entered into an equity collar in 1999 to reduce its exposure to fluctuations in the market value of these securities. In 2000, management decided to liquidate this financial instrument and enter into a new financial instrument which more clearly correlates to its equity portfolio. The Company exited this equity collar in early 2001. Although there are no maturity dates for the Company's equity investments, management has plans to liquidate its current marketable equity portfolio on a scheduled basis over the next three years. See Note E to the Consolidated Financial statements for more information on these investment securities

The Company's investment in a limited partnership, which totaled $58,652 at November 24, 2001 and $57,091 at November 25, 2000, invests in various other private limited partnerships, which contain contractual commitments with elements of market risk. These contractual commitments, which include fixed-income securities and derivatives, may involve future settlements, which give rise to both market and credit risk. The investment partnership's exposure to market risk is determined by a number of factors, including the size, composition, and diversification of positions held, volatility of interest, market currency rates, and liquidity.

SAFE-HARBOR, FORWARD-LOOKING STATEMENTS:

This discussion contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations and business of Bassett Furniture Industries, Incorporated and Subsidiaries. These forward-looking statements involve certain risks and uncertainties. No assurance can be given that any such matters will be realized. Important factors that could cause actual results to differ materially from those contemplated by such forward-looking statements include:

   -  competitive conditions in the home furnishings industry
   -  general economic conditions that are less favorable than expected
   -  overall consumer demand for home furnishings
   -  new BFD openings
   -  BFD closings
   -  the profitability of BFD licensees
   -  not fully realizing cost reductions through restructurings
   -  cost and availability of raw materials and labor
   -  information and technology advances
   -  success of marketing and advertising campaigns
   - future tax legislation, or regulatory or judicial positions related to COLI

INVESTOR INFORMATION


CORPORATE INFORMATION:

The Company's annual report and proxy statement together contain much of the information presented in the Form 10-K report filed with the Securities and Exchange Commission. Individuals who wish to receive the Form 10-K or other corporate literature should contact Grover S. Elliott, Vice President of Investor Relations at 276-629-6000.


INVESTOR INQUIRIES:

Those seeking further information about the corporation should contact Grover
S. Elliott, Vice President of Investor Relations at 276-629-6000.




TRANSFER AGENT/STOCKHOLDER INQUIRIES:

Stockholders with inquiries relating to stockholder records, stock transfers, change of ownership, change of address or dividend payments should write to:

First Union National Bank
Shareholder Services/Customer Service
1525 W. WT Harris Blvd.; 3C3
Charlotte, NC 28288-1153
800-829-8432




ANNUAL MEETING:

The Bassett Annual Meeting of Shareholders will be held Tuesday, March 26, 2002, at 11:00 a.m. EST at the Company's headquarters in Bassett, Virginia.




MARKET AND DIVIDEND INFORMATION:

Bassett's common stock trades on the NASDAQ national market system under the symbol "BSET." The Company had approximately 1,570 registered stockholders at November 24, 2001. The range of per share amounts for the closing high and low market prices and dividends declared for the last two fiscal years are listed below:




         Market Prices of Common Stock    Dividends Declared
         -------------------------------- ------------------
Quarter         2001            2000          2001    2000
-------- ---------------- --------------- --------- --------
            High     Low     High     Low
First      15.00    9.81   $16.50  $13.25      .20     .20
Second     14.90   11.50    17.19   12.25      .20     .20
Third      15.50   12.58    14.19   11.44      .20     .20
Fourth     15.47   12.60    15.75   11.44      .20     .20



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


30