Form 10-K, Exhibit 13
period 2002-11-30
BASSETT FURNITURE INDUSTRIES INC
filed 2003-02-21
CIK 10329

CONSOLIDATED BALANCE SHEETS
Bassett Furniture Industries, Incorporated and Subsidiaries
November 30, 2002, and November 24, 2001
(In thousands, except share and per share data)



ASSETS                                                                              2002           2001
                                                                               ------------    ------------
CURRENT ASSETS
   Cash and cash equivalents                                                    $   1,371         $   5,347
   Accounts receivable, net                                                        44,806            51,487
   Inventories                                                                     43,449            32,244
   Refundable income taxes                                                          2,924             2,728
   Deferred income taxes                                                            3,600             3,841
   Other current assets                                                             6,816            10,609
                                                                                ---------         ---------
   Total current assets                                                           102,966           106,256
                                                                                ---------         ---------

PROPERTY AND EQUIPMENT, NET                                                        90,542            90,407
                                                                                ---------         ---------

OTHER ASSETS
   Investments                                                                     63,248            67,768
   Investments in unconsolidated affiliated companies                               4,383             3,984
   Deferred income taxes                                                            3,454             6,528
   Notes receivable, net                                                           18,761            14,551
   Other, net                                                                       7,526            11,909
                                                                                ---------         ---------
                                                                                   97,372           104,740
                                                                                ---------         ---------
TOTAL ASSETS                                                                    $ 290,880         $ 301,403
                                                                                =========         =========


LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable                                                             $  17,738         $  15,010
   Accrued liabilities                                                             16,406            18,250
                                                                                ---------         ---------
   Total current liabilities                                                       34,144            33,260
                                                                                ---------         ---------

LONG-TERM LIABILITIES
   Employee benefits                                                               10,152            10,596
   Long-term debt                                                                   3,000             7,482
   Deferred revenue from unconsolidated affiliate                                  13,941            15,593
                                                                                ---------         ---------
                                                                                   27,093            33,671
                                                                                ---------         ---------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY

   Common stock, par value $5 a share, 50,000,000 shares authorized,
     issued and outstanding - 11,660,587 in 2002 and 11,727,192 in 2001            58,303            58,636
   Retained earnings                                                              169,789           173,011
   Accumulated other comprehensive income -
     unrealized holding gains, net of income tax                                    1,551             3,047
   Unamortized stock compensation                                                      --              (222)
                                                                                ---------         ---------
   Total stockholders' equity                                                     229,643           234,472
                                                                                ---------         ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                      $ 290,880         $ 301,403
                                                                                =========         =========



  The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF INCOME
Bassett Furniture Industries, Incorporated and Subsidiaries For the years ended November 30, 2002, November 24, 2001, and November 25, 2000 (In thousands, except share and per share data)





                                                                              2002               2001              2000
                                                                          -------------------------------------------------
Net sales                                                                  $ 323,487          $ 305,676          $ 367,444
Cost of sales                                                                254,993            254,456            302,281
                                                                           ---------          ---------          ---------
Gross profit                                                                  68,494             51,220             65,163

Selling, general and administrative expenses                                  60,987             54,477             61,854
Gains on sales of property and equipment, net                                     --             (5,297)              (175)
Restructuring and impaired asset charges                                       1,251              6,952              6,680
                                                                           ---------          ---------          ---------
Income (loss) from operations                                                  6,256             (4,912)            (3,196)

Income from investments, net                                                   2,342              7,497             14,011
Income (loss) from unconsolidated affiliated companies, net                    4,715             (3,030)              (809)
Interest expense                                                              (1,438)            (2,819)            (4,508)
Other income (expense), net                                                   (2,765)              (420)             9,569
                                                                           ---------          ---------          ---------
Income (loss) before income tax benefit (provision)
      and cumulative effect of accounting change                               9,110             (3,684)            15,067
Income tax (provision) benefit                                                (2,369)             1,042             (4,671)
                                                                           ---------          ---------          ---------
Income (loss) before cumulative effect of accounting change                    6,741             (2,642)            10,396
Cumulative effect of accounting change, net of income tax                         --                 --               (364)
                                                                           ---------          ---------          ---------
Net income (loss)                                                          $   6,741          $  (2,642)         $  10,032
                                                                           =========          =========          =========

Net income (loss) per share
    Basic earnings (loss) per share:
       Income (loss) before cumulative effect of accounting change         $    0.58          $   (0.23)         $    0.88
       Cumulative effect of accounting change                                     --                 --              (0.03)
                                                                           ---------          ---------          ---------
       Net income (loss) per share                                         $    0.58          $   (0.23)         $    0.85
                                                                           =========          =========          =========

    Diluted earnings (loss) per share:
       Income (loss) before cumulative effect of accounting change         $    0.57          $   (0.23)         $    0.88
       Cumulative effect of accounting change                                     --                 --              (0.03)
                                                                           ---------          ---------          ---------
       Net income (loss) per share                                         $    0.57          $   (0.23)         $    0.85
                                                                           =========          =========          =========



  The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Bassett Furniture Industries, Incorporated and Subsidiaries
For the years ended November 30, 2002, November 24, 2001, and November 25, 2000 (In thousands, except share and per share data)


                                                                                              Additional
                                                                    Common Stock                paid-in         Retained
                                                               Shares            Amount         Capital         earnings
                                                          -----------------  --------------- --------------  ---------------
BALANCE, NOVEMBER 27, 1999                                12,094,769         $    60,474      $        --      $   187,973

Net Income                                                        --                  --               --           10,032
Net change in unrealized holding gains                            --                  --               --               --
Comprehensive Income                                              --

Dividends ($.80 per share)                                        --                  --               --           (9,497)
Issuance of common stock                                       9,288                  46               82               --
Purchase and retirement of common stock                     (332,083)             (1,660)            (133)          (2,923)
Issuance of restricted stock                                   4,724                  24               51               --
Forfeitures of restricted stock                              (11,938)                (60)              --             (292)
Amortization of stock compensation                                --                  --               --               --
                                                         -----------         -----------      -----------      -----------
BALANCE, NOVEMBER 25, 2000                                11,764,760              58,824               --          185,293

Net Loss                                                          --                  --               --           (2,642)
Net change in unrealized holding gains                            --                  --               --               --
Comprehensive loss                                                --

Dividends ($.80 per share)                                        --                  --               --           (9,378)
Issuance of common stock                                      25,932                 130              150               --
Purchase and retirement of common stock                      (63,500)               (318)            (150)            (262)
Amortization of stock compensation                                --                  --               --               --
                                                         -----------         -----------      -----------      -----------
BALANCE, NOVEMBER 24, 2001                                11,727,192              58,636               --          173,011

Net Income                                                        --                  --               --            6,741
Net change in unrealized holding gains                            --                  --               --               --
Comprehensive Income                                              --
Dividends ($.80 per share)                                        --                  --               --           (9,358)

Issuance of common stock                                      41,417                 208              375               --

Purchase and retirement of common stock                      (89,519)               (448)            (375)            (430)

Forfeitures of restricted stock                              (18,503)                (93)              --             (175)
Amortization of stock compensation                                --                  --               --               --
                                                         -----------         -----------      -----------      -----------
BALANCE, NOVEMBER 30, 2002                                11,660,587         $    58,303      $        --      $   169,789
                                                         ===========         ===========      ===========      ===========

                                                       Accumulated
                                                          Other             Unamoritized
                                                      comprehensive            stock
                                                         income             compensation           Total
                                                   --------------------  -------------------  ----------------
BALANCE, NOVEMBER 27, 1999                           $     7,993            $      (689)        $   255,751

Net Income                                                    --                     --              10,032
Net change in unrealized holding gains                    (2,575)                    --              (2,575)
                                                                                                -----------
Comprehensive Income                                                                                  7,457

Dividends ($.80 per share)                                    --                     --              (9,497)
Issuance of common stock                                      --                     --                 128
Purchase and retirement of common stock                       --                     --              (4,716)
Issuance of restricted stock                                  --                    (75)                 --
Forfeitures of restricted stock                               --                    352                  --
Amortization of stock compensation                            --                     17                  17
                                                     -----------            -----------         -----------
BALANCE, NOVEMBER 25, 2000                                 5,418                   (395)            249,140

Net Loss                                                      --                     --              (2,642)
Net change in unrealized holding gains                    (2,371)                    --              (2,371)
                                                                                                -----------
Comprehensive loss                                                                                   (5,013)

Dividends ($.80 per share)                                    --                     --              (9,378)
Issuance of common stock                                      --                     --                 280
Purchase and retirement of common stock                       --                     --                (730)
Amortization of stock compensation                            --                    173                 173
                                                     -----------            -----------         -----------
BALANCE, NOVEMBER 24, 2001                                 3,047                   (222)            234,472

Net Income                                                    --                     --               6,741
Net change in unrealized holding gains                    (1,496)                    --              (1,496)
                                                                                                -----------
Comprehensive Income                                                                                  5,245
Dividends ($.80 per share)                                    --                     --              (9,358)
Issuance of common stock                                      --                     --                 583
Purchase and retirement of common stock                       --                     --              (1,253)
Forfeitures of restricted stock                               --                     --                (268)
Amortization of stock compensation                            --                    222                 222
                                                     -----------            -----------         -----------
BALANCE, NOVEMBER 30, 2002                           $     1,551            $        --         $   229,643
                                                     ===========            ===========         ===========



 The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Bassett Furniture Industries, Incorporated and Subsidiaries
For the years ended November 30, 2002, November 24, 2001, and November 25, 2000 (In thousands)

                                                                               2002          2001           2000
                                                                           ----------------------------------------
OPERATING ACTIVITIES
Net income (loss)                                                            $  6,741       $ (2,642)      $ 10,032
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
   Depreciation and amortization                                               10,804         11,316         10,032
   Equity in undistributed income of investments                               (6,231)        (3,784)       (10,172)
   Provision for write-down of property and equipment                              --          4,550          5,800
   Provision for write-down of affiliate investment                                --          1,359             --
   Provision for write-down of other receivable                                    --          1,200             --
   Provision (income) for corporate owned life insurance                          705            994         (1,687)
   Provision for losses on trade accounts receivable                              237          1,004          3,150
   Net gain from sales of investment  securities                                 (707)        (2,218)        (2,356)
   Net gain from sales of property and equipment                                   --         (5,297)          (175)
   Compensation earned under restricted stock and stock option plans              222            173             17
   Deferred income taxes                                                        2,215           (824)         1,708
   Changes in employee benefit liabilities                                       (444)            --           (351)
   Changes in operating assets and liabilities, exclusive of assets and liabilities acquired in a business combination:
     Trade accounts receivable                                                  5,874         10,178        (14,957)
     Inventories                                                               (7,695)        17,957         (6,364)
     Refundable income taxes                                                    1,757         (2,148)           426
     Other current assets                                                       3,835           (739)        (1,005)
     Accounts payable and accrued liabilities                                  (5,437)        (8,796)        (6,114)
                                                                             --------       --------       --------
        NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                    11,876         22,283        (12,016)
                                                                             --------       --------       --------
INVESTING ACTIVITIES
Purchases of property and equipment                                            (9,659)       (12,332)       (18,319)
Proceeds from sales of property and equipment                                      --          7,042          1,338
Proceeds from sales of affiliate companies                                         --             --          1,748
Proceeds from sales of investment securities                                    1,406          4,441          5,785
Dividends from investments                                                      8,623         28,559         12,000
Investments in unconsolidated affiliated companies                             (2,419)            --         (4,200)
Other, net                                                                      2,164           (559)        (1,732)
                                                                             --------       --------       --------
        NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                       115         27,151         (3,380)
                                                                             --------       --------       --------
FINANCING ACTIVITIES
Borrowings (repayments) under revolving credit arrangement, net                (3,000)       (39,000)        27,000
Repayment of note payable to bank                                              (1,189)            --             --
Borrowings (repayments) for real estate                                        (1,482)         1,482             --
Issuance of common stock, net                                                     315            280            128
Repurchases of common stock                                                    (1,253)          (730)        (4,716)
Cash dividends                                                                 (9,358)        (9,378)        (9,497)
                                                                             --------       --------       --------
         NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                  (15,967)       (47,346)        12,915
                                                                             --------       --------       --------

CHANGE IN CASH AND CASH EQUIVALENTS                                            (3,976)         2,088         (2,481)

CASH AND CASH EQUIVALENTS -- BEGINNING OF YEAR                                  5,347          3,259          5,740
                                                                             --------       --------       --------
CASH AND CASH EQUIVALENTS -- END OF YEAR                                     $  1,371       $  5,347       $  3,259
                                                                             ========       ========       ========


  The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Bassett Furniture Industries, Incorporated and Subsidiaries
 (In thousands, except share and per share data)

A. Nature of Operations and Summary of Significant Accounting Policies
Bassett Furniture Industries, Incorporated (together with its consolidated subsidiaries, "Bassett" or the "Company") is a manufacturer, retailer and importer of quality home furnishings. Bassett's full range of furniture products and accessories are sold through an exclusive network of 79 independently owned and six company-owned retail stores known as Bassett Furniture Direct ("BFD") and over 2,000 furniture and department stores located throughout the United States. The Company has nine domestic manufacturing facilities.

PRINCIPLES OF CONSOLIDATION AND FISCAL YEAR
The consolidated financial statements include the accounts of Bassett Furniture Industries, Incorporated and its wholly-owned subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation. The Company's fiscal year ends on the Saturday nearest November 30. There were 53 weeks included in fiscal 2002 and 52 weeks each in fiscal 2001 and 2000.

CASH EQUIVALENTS
All temporary, highly liquid investments with original maturities of three months or less are considered to be cash equivalents. The carrying amount of these investments approximates fair value.

ACCOUNTS RECEIVABLE AND NOTES RECEIVABLE
Substantially all of the Company's trade accounts receivable and notes receivable are due from customers located within the United States. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance for doubtful accounts is based on a review of specifically identified accounts in addition to an overall aging analysis. Judgments are made with respect to the collectibility of accounts receivable based on historical experience and current economic trends. Actual losses could differ from those estimates. Allowances for doubtful accounts were $2,602 and $2,500 at November 30, 2002 and November 24, 2001, respectively. Accounts and notes receivable are generally secured by liens on merchandise sold to licensees.

CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS
Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents, investments, and accounts and notes receivable. All cash equivalents and investments are managed within established guidelines. Accounts and notes receivable subject the Company to credit risk partially due to the concentration of amounts due from two customers. These customers accounted for 14% and 25% of total accounts receivable at November 30, 2002, and November 24, 2001, respectively. Sales to one of these customers (J.C. Penney Corporation, Inc.) were 9%, 15% and 16% of the Company's total net sales in 2002, 2001 and 2000, respectively. Sales to the other major customer (LRG Furniture, LLC, an affiliate of the Company) were 7%, 10% and 7% of net sales for 2002, 2001 and 2000, respectively.

INVENTORIES
Inventories (finished goods, work in process and raw materials) are stated at the lower of cost or market. Cost is determined for wholesale domestic furniture inventories using the last-in, first-out ("LIFO") method. The cost of imported and retail inventories is determined on a first-in, first-out ("FIFO") basis. Inventories recorded under the LIFO method represented 73% and 87% of total inventory at November 30, 2002 and November 24, 2001, respectively. The Company estimates an inventory reserve for excess quantities and obsolete items based on specific identification and historical write-offs, taking into account future demand and market conditions. If actual demand or market conditions in the future are less favorable than those estimated, additional inventory write-downs may be required.

PROPERTY AND EQUIPMENT
Property and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the respective assets utilizing straight-line and accelerated methods. Buildings and improvements are generally depreciated over a period of 10 to 39 years. Machinery and equipment are generally depreciated over a period of 5 to 10 years. The Company periodically evaluates whether events or circumstances have occurred that indicate long-lived assets may not be recoverable or that the remaining useful life may warrant revision. When such events or circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value will be recovered through the expected undiscounted future cash flows resulting from the use of the asset. In the event the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. The long-term nature of these assets requires the estimation of its cash inflows and outflows several years into the future and only takes into consideration technological advances known at the time of the impairment test.

INVESTMENTS AND FINANCIAL INSTRUMENTS
The Company classifies its marketable equity securities as available-for-sale, which are reported at fair value. Unrealized holding gains and losses, net of the related income tax effect, on available-for-sale securities are excluded from income and are reported as other comprehensive income in stockholders' equity. Realized gains and losses from securities classified

(In thousands, except share and per share data)

as available-for-sale are included in income and are determined using the specific identification method for ascertaining the cost of securities sold. All financial instru-ments are marked to market and recorded at their fair value. Gains and losses on financial instruments that do not qualify as accounting hedges are recorded as other income or expense. Alternative asset fund investments are valued on the basis of net asset value, with the resultant difference from the prior valuation included in the accompanying statements of income. The net asset value is determined by the investee fund based on its underlying financial instruments.

The Company accounts for derivative instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The statement requires that all derivative instruments (such as an interest rate swap contract), be recorded as either assets or liabilities measured at fair value. Changes in the derivative's fair value are to be recognized currently in earnings unless specific hedge accounting criteria are met. The criteria for cash flow and fair value hedges require that hedging relationships must be designated and documented upon inception. The documentation must include the consideration of the hedged item, the specific risk being hedged, identification of the hedging instrument, the Company's risk management strategy, and how effectiveness will be assessed. The effectiveness assessment must have a historical basis that supports the assertion that the hedge will be effective prospectively.

UNCONSOLIDATED INVESTMENTS IN AFFILIATED COMPANIES
The equity method of accounting is used for the Company's investments in affiliated companies in which the Company exercises significant influence but does not maintain operating control. For equity investments that have been reduced to $0 through equity method losses, additional equity losses incurred have reduced notes receivable from the investee.

INVESTMENT IN CORPORATE OWNED LIFE INSURANCE ("COLI")
The Company was the beneficiary of life insurance policies with a face value of $1,918,269 at November 24, 2001, which were maintained to fund various employee and director benefit plans. Policy loans outstanding of $23,821 at November 24, 2001, were recorded as a reduction in the policies' cash surrender value. Effective July 31, 2002, the Company surrendered these policies. Net cash surrender value of the policies included in other assets in the accompanying consolidated balance sheets was $840 and $4,381 at November 30, 2002 and November 24, 2001, respectively. Life insurance proceeds receivable included in other current assets was $3,784 and $7,654 at November 30, 2002 and November 24, 2001, respectively. Net COLI income (expense), which includes premiums and interest on policy loans, changes in cash surrender values, and life insurance proceeds, is included in other income (expense) in the accompanying consolidated statements of income.

REVENUE RECOGNITION
Revenue is recognized when the risks and rewards of ownership and title to the product have transferred to the buyer. This generally occurs upon the shipment of goods to independent dealers or, in the case of Bassett-owned retail stores, upon delivery to the customer. Terms offered by the Company vary from 30 to 60 days. An estimate for returns and allowances has been provided on recorded sales. Other incentives offered to customers include cash discounts and special advertising arrangements. Advertising arrangements, which give customers advertising allowances based on revenues, are recorded as a reduction to revenue when the revenue is recognized.

INCOME TAXES
Deferred income taxes are provided based on the differences in timing of expense and income recognition between income tax and financial reporting in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Income taxes are provided on undistributed earnings from investments in affiliated companies. Refundable income taxes includes reserves for estimated tax exposures.

EARNINGS PER SHARE
Basic earnings (loss) per share is determined by dividing net income (loss) available to common shareholders by the weighted average number of shares of common stock outstanding. Diluted earnings (loss) per share also considers the dilutive effect for stock options and restricted stock.

STOCK-BASED COMPENSATION
As permitted by SFAS No. 123, "Stock-Based Compensation," the Company has continued to measure compensation expense for its stock-based employee/director compensation plans using the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Pro forma disclosures of net income and earnings per share are presented as if the fair value-based method prescribed by SFAS No. 123 had been applied in measuring compensation expense for the periods required by the statement. The Company measures expense for stock options granted to non-employees based on the fair value of the goods or services received.

SHIPPING AND HANDLING COSTS
Costs incurred to deliver retail merchandise to customers are expensed and recorded in selling, general and administrative expense and totaled $281 for 2002. There were no such costs in 2001 and 2000.

(In thousands, except share and per share data)

ADVERTISING
Costs incurred for producing and communicating advertising are expensed when incurred. Advertising costs totaled $5,350, $3,827 and $6,429 and are included in selling, general and administrative expenses in 2002, 2001 and 2000, respectively.

ACCOUNTING CHANGE FOR START-UP COSTS
In the first quarter of fiscal year 2000, the Company recognized a cumulative effect of an accounting change, related to SOP 98-5, "Reporting on the Cost of Start-up Activities," which amounted to $364 (net of income taxes of $171) or $.03 per diluted share. Accordingly, the Company wrote-off the unamortized balance of the previously capitalized store opening related start-up costs.

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

BUSINESS INSURANCE RESERVES
The Company has insurance programs in place to cover workers' compensation and health insurance claims. The insurance programs, which are funded through self-insured retention, are subject to various stop-loss limitations and re-insured through a captive insurance program. The Company accrues estimated losses using historical loss experience. Although management believes that the insurance reserves are adequate, the reserve estimates are based on historical experience, which may not be indicative of current and future losses. The Company adjusts insurance reserves, as needed, in the event that future loss experience differs from historical loss patterns.

RECENT ACCOUNTING PRONOUNCEMENTS
In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations ("SFAS No. 141"). SFAS No. 141 establishes new standards for accounting and reporting requirements for business combinations and requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also requires that acquired intangible assets be recognized as assets apart from goodwill if they meet one of two specified criteria. Additionally, the statement adds certain disclosure requirements to those required by Accounting Principles Board ("APB") 16, including disclosure of the primary reasons for the business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by major balance sheet caption. This statement is required to be applied to all business combinations initiated after June 30, 2001 and to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later. Use of the pooling-of-interests method is prohibited. The adoption of SFAS No. 141 did not have an impact on the Company's consolidated results of operations or financial condition.

In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"). SFAS No. 142, which must be applied to fiscal years beginning after December 15, 2001, modifies the accounting and reporting of goodwill and intangible assets. The pronouncement requires entities to discontinue the amortization of goodwill, reallocate all existing goodwill among its reporting segments based on criteria set by SFAS No. 142 and perform initial impairment tests by applying a fair-value-based analysis on the goodwill in each reporting segment. Any impairment at the initial adoption date shall be recognized as the effect of a change in accounting principle. Subsequent to the initial adoption, goodwill shall be tested for impairment annually or more frequently if circumstances indicate a possible impairment.

Under SFAS No. 142, entities are required to determine the useful life of other intangible assets and amortize the value over the useful life. If the useful life is determined to be indefinite, no amortization will be recorded. For intangible assets recognized prior to the adoption of SFAS No. 142, the useful life should be reassessed. Other intangible assets are required to be tested for impairment in a manner similar to goodwill. At November 24, 2001 and November 30, 2002, the Company had goodwill related to equity method investments in affiliates of approximately $12,700, net of accumulated amortization. The Company adopted SFAS No. 142 in the first fiscal quarter of 2002 and ceased the amortization of goodwill.

(In thousands, except share and per share data)

The audited results of operations presented below for the year ended November 30, 2002 and adjusted results of operations for the years ended November 24, 2001 and November 25, 2000 reflect the operations of the Company had the Company adopted the non-amortization provisions of SFAS No. 142 effective November 28, 1999:

                                                 2002           2001            2000
                                             -----------    ----------      ----------
Reported net income (loss)                   $    6,741     $   (2,642)     $   10,032
Add:  Goodwill amortization, net of tax              --            234             393
                                             ----------     ----------      ----------
Adjusted net income (loss)                   $    6,741     $   (2,408)     $   10,425
                                             ==========     ==========      ==========

Basic earnings (loss) per share:
  Reported net income (loss)                 $     0.58     $    (0.23)     $     0.85
Add:  Goodwill amortization, net of tax              --           0.02            0.03
                                             ----------     ----------      ----------
Adjusted net income                          $     0.58     $    (0.21)     $     0.88
                                             ==========     ==========      ==========

Diluted earnings (loss) per share:
  Reported net income (loss)                 $     0.57     $    (0.23)     $     0.85
Add:  Goodwill amortization, net of tax              --           0.02            0.03
                                             ----------     ----------      ----------
Adjusted net income                          $     0.57     $    (0.21)     $     0.88
                                             ==========     ==========      ==========


In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS No. 143"). SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company does not currently expect the adoption of SFAS No. 143 to have a material impact on its consolidated results of operations or financial position.

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No. 144"). This Statement establishes a single accounting model for the impairment or disposal of long-lived assets. As required by SFAS No. 144, the Company adopted this new accounting standard in fiscal year 2002. The adoption of SFAS No. 144 did not have a material impact on the Company's consolidated results of operations or financial position.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS No. 145"). This statement eliminates an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions and establishes that gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria of extraordinary. The Company does not currently expect the adoption of SFAS No. 145 to have a material impact on its consolidated results of operations or financial position.

In June 2002, the FASB issued SFAS No.146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS No. 146"). This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. The Company adopted this standard by the required December 2002 deadline. The adoption of SFAS No. 146 did not have a material impact on the Company's consolidated results of operations or financial position.

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN No. 45"). FIN No. 45 requires certain guarantees to be recorded at fair value, which is different from current practice to record a liability only when a loss is probable and reasonably estimable, as those terms are defined in FASB Statement No. 5, Accounting for Contingencies. FIN No. 45 also requires the Company to make significant new disclosures about guarantees. The disclosure requirements of FIN No. 45 are effective for the Company in the first quarter of fiscal year 2003. FIN No. 45's initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company's previous accounting for guarantees issued prior to the date of the initial application of FIN No. 45 will not be revised or restated to reflect the provisions of FIN No. 45. As part of the Company's expansion strategy for its retail stores, Bassett guarantees certain lease obligations and construction loan obligations of licensee operators of the Bassett Furniture Direct program. The Company has not completed the complex analysis required by FIN No. 45 and is unable to determine the impact on its consolidated results of operations or financial position. See Note O.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN No. 46"). FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity method investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 may require consolidation of variable interest entities, which were previously not consolidated. FIN No. 46 is effective for the Company in the third quarter of fiscal 2003 for entities created prior to February 1, 2003 and is effective in the first quarter of fiscal 2003 for entities created after January 31, 2003. The Company has not completed the complex analysis required by FIN No. 46 and therefore has not determined whether LRG Furniture, LLC or any other affiliated entity will need to be consolidated based on this Interpretation.

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

RECLASSIFICATIONS

(In thousands, except share and per share data)

For comparative purposes, certain amounts in 2001 and 2000 financial statements have been reclassified to conform to the 2002 presentation.

B. Sale of Bedding Division
During 1999, the Company sold substantially all of the assets of its Bedding Division to Premier Bedding Group LLC ("PBG"). The sale was effective April 30, 1999. The net assets sold, which totaled $8,400 were exchanged for $6,500 in cash and a $1,900 convertible note receivable. During fiscal year 2000, PBG sold the Bassett license to another third party and as part of the agreement, the Company agreed to allow this third party to manufacture and market mattresses utilizing the Company's Bassett brand name. Additionally, the $1,900 note receivable was reduced to $800 and the related loss is recorded in other income in the 2000 consolidated statement of income

C. Inventories
Inventories consist of the following:

                                   November 30,   November 24,
                                       2002           2001
                                   -----------     ----------
Finished goods                      $ 39,863       $ 29,289
Work in process                        3,424          4,084
Raw materials and supplies            14,991         16,046
Retail merchandise                     3,271            441
                                    --------       --------
Total inventories on first-in,
   first-out cost method              61,549         49,860
LIFO adjustment                      (18,100)       (17,616)
                                    --------       --------
                                    $ 43,449       $ 32,244
                                    ========       ========

The Company recorded a LIFO increment of $484 in fiscal 2002 associated within the general increase in the FIFO cost of inventories. During 2001, the Company liquidated certain LIFO inventories, which decreased cost of sales by approximately $7,900 and partially offset losses associated with liquidating certain finished goods inventories. The Company also liquidated certain LIFO inventories in 2000, which decreased cost of sales by approximately $330.

D. Property and Equipment

                                November 30,    November 24,
                                     2002          2001
                               --------------  -------------
Land                            $   2,391       $   2,391
Buildings                          49,987          50,725
Machinery and equipment           142,191         143,861
Retail real estate                 32,817          28,655
                                ---------       ---------
                                  227,386         225,632
Less
  Accumulated depreciation       (136,844)       (135,225)
                                ---------       ---------

                                $  90,542       $  90,407
                                =========       =========

Depreciation expense was $10,804, $10,602 and $9,916 in 2002, 2001 and 2000,
respectively. Retail real estate is under lease to licensee operators of the Company's Bassett Furniture Direct stores as well as used in the operation of the Company's corporately owned stores. Retail real estate is comprised of land and buildings and had accumulated depreciation of $1,807 and $1,170 at November 30, 2002 and November 24, 2001, respectively.

E. Investments
The Company's investments consist of marketable equity securities and a 99.8% interest in the Bassett Industries Alternative Asset Fund, L.P. ("Alternative Asset Fund").

Investments in marketable equity securities are held as "available for sale". Cost and unrealized holding gains of marketable equity securities are as follows:

                              November 30,   November 24,
                                 2002           2001
                              -----------    -----------
Cost                             $3,656         $4,355
Unrealized holding gains          2,424          4,761
                                 ------         ------
Fair value                       $6,080         $9,116
                                 ======         ======


The net change in unrealized holding gains is recorded in accumulated other comprehensive income, net of taxes of $842 for 2002, $1,334 for 2001 and $1,448 for 2000.

The Alternative Asset Fund is a fund of funds investment that invests in a variety of other private funds and partnerships, which employ a combination of investment strategies including merger arbitrages, convertible arbitrages and other market neutral investments. Risks to these funds arise from the possible adverse changes in the market value of such interests and the potential inability of counterparties to perform under the terms of the contracts. The recorded investment in the Alternative Asset Fund was $57,168 and $58,652 at November 30, 2002 and November 24, 2001, respectively. Earnings and dividends were $1,516 and $3,000, respectively, for 2002, $5,062 and $3,500, respectively, for 2001 and $10,981 and $12,000 for 2000.

F. Investments in Unconsolidated Affiliated Companies

INTERNATIONAL HOME FURNISHINGS CENTER:
The International Home Furnishings Center ("IHFC") owns and leases showroom floor space in High Point, North Carolina. During 2001, IHFC refinanced its real estate based on the market value of its properties which resulted in an unusually large dividend paid to owners. The Company's share of this dividend was $25,059. The dividend had no impact on the Company's earnings, as the investment is accounted for under

(In thousands, except share and per share data)

the equity method. The Company's investment reflects a credit balance of $13,941 and $15,593 at November 30, 2002 and November 24, 2001, respectively, and is reflected in the liabilities section in the accompanying consolidated balance sheets as deferred revenue from unconsolidated affiliate. The Company purchased an additional interest in IHFC in December 2001 for $1,519 bringing its total ownership interest to 46.9%. The Company's share of earnings and dividends from this investment were $5,756 and $5,623, respectively, in 2002, $3,542 and $25,059, respectively, in 2001 and $4,882 and $0, respectively, in 2000. The Company leases 85,000 square feet of showroom space from IHFC, 2.5% of the total space available for lease, at competitive market rates. The complete financial statements of IHFC may be seen in an attachment to the Company's annual 10-K filing.

Summarized combined financial information for IHFC is as follows:

                                2002              2001             2000
                             ---------        ----------        ---------
Current assets                $ 30,179         $ 39,210         $ 11,203
Non-current assets              50,722           52,578           49,281
Current liabilities             15,559           16,049           17,890
Long-term liabilities          133,236          133,066           48,494
Revenues                        42,764           41,656           38,540
Net income                      12,287            9,249           12,931

LRG FURNITURE, LLC:
Effective November 28, 1999, the Company combined its eight retail stores with five stores owned and managed by a licensee and formed LRG Furniture, LLC ("LRG"). The Company retains a 51% ownership of the joint venture and accounts for the investment using the equity method since the Company does not maintain operating control of the joint venture. To capitalize the joint venture, the Company contributed cash of $4,200 and net assets of $1,500. LRG incurred start-up related losses in fiscal 2000. As a result of continuing losses in 2001, LRG sold three poor performing stores, closed one store and reduced headcount at its corporate headquarters. Losses were reduced during 2001.

Effective March 4, 2002, the Company finalized an agreement (negotiated in late
2001) with LRG to restructure the balance sheet and streamline the operations of LRG. As a result, Bassett recorded a loss of $1,359 in 2001 associated with this restructuring. The note balance at November 24, 2001 reflects this transaction. Also, as part of the agreement, the Company agreed to purchase five stores in North Carolina and Virginia for net book value (which approximated $0). Included in this transaction were inventories of $3,439, payables of $4,213 and notes payable to bank of $1,189. The Company also converted $3,000 in accounts receivable from LRG to a note receivable at the time the stores were acquired. These transactions have been excluded from the consolidated statement of cash flows for the year ended November 30, 2002. For the remainder of 2002, LRG focused its efforts on opening its fourth and fifth stores in the Houston, Texas market. The fourth Houston store opened in August 2002 and the fifth Houston store opened subsequent to year-end, in December 2002. LRG had eight stores in operation in Texas and Nevada at November 30, 2002. As a result of the balance sheet restructuring, store sales and closures, new store openings in highly profitable markets, and other cost reductions, LRG further reduced losses in 2002. The Company's share of losses from LRG was ($1,007) in 2002, ($3,855) in 2001 and ($5,062) in 2000. The Company's investment balance of ($2,828) and ($1,820) at November 30, 2002 and November 24, 2001 has been reclassified to reduce the balance of the notes receivable from LRG at the end of each year. Bassett is committed to providing financial support to LRG, as appropriate, over the next twelve months. The complete financial statements of LRG may be seen in an attachment to the Company's annual 10-K filing.

The Company had outstanding trade accounts receivable due from LRG of $4,257 and $9,072 as of November 30, 2002 and November 24, 2001, respectively. In addition the Company had notes receivable from LRG of $10,350 and $7,350 at the end of 2002 and 2001, respectively. These notes are included in notes receivable in the accompanying consolidated balance sheets and have maturities of between three and nine years and bear interest at various rates at or above market. Sales to LRG were $21,697 in 2002, $31,259 in 2001 and $24,622 in 2000. These sales are at prices equal to normal selling prices to unrelated entities. In addition to accounts and notes receivable, the Company has lease and loan guarantees with LRG in the amount of $9,222 and $13,969 at November 30, 2002 and November 24, 2001, respectively. The LRG operating agreement has certain put and call options beginning in fiscal 2007.

Summarized financial information for LRG is as follows:

                                  2002              2001             2000
                              ------------      -----------      ------------
Current assets                $  7,818          $ 13,292          $ 16,765
Non-current assets               1,721             3,417             4,021
Current liabilities             10,191            15,766            16,412
Long-term liabilities           12,210            14,598            11,280
Revenues                        45,736            62,578            63,059
Net loss                        (1,980)           (6,748)           (9,584)

OTHER AFFILIATES:
The Company owns 49% of Zenith Freight Lines, LLC, ("Zenith") which hauls freight for many of the Company's customers. The Company's investment balance was $4,084 at November 30, 2002 and $3,984 at November 24, 2001. The Company had no significant transactions with this Company. The Company's share of earnings (losses) from the investment in Zenith were $100, $0, and ($222) for 2002, 2001 and 2000, respectively.

(In thousands, except share and per share data)

As part of the Company's retail expansion strategy, the Company made two equity investments in licensee operators of the Company's BFD store program. The Company purchased a 30% ownership interest in BFD Northeast, LLC ("BFDNE") for $600. BFDNE is developing BFD retail stores in New England. As of November 30, 2002, BFDNE operates five BFD stores. Sales to BFDNE were $2,525 for 2002 and the Company had notes and accounts receivables of $1,422 due from BFDNE at November 30, 2002. The Company's share of start up losses amounted to $133 for 2002. The Company also purchased a 28% ownership interest in BFD Atlanta, LLC ("BFDA") for $300. BFDA is developing Bassett Furniture Direct retail stores in metropolitan Atlanta, Georgia. BFDA's first store opened subsequent to November 30, 2002. The Company had no income or loss from this investment in fiscal 2002. There are put and call options associated with each of these investments beginning in 2007 through 2010.

Summarized combined financial information for Zenith, BFDNE, and BFDA, is as follows:

                                  2002              2001              2000
                              ----------        ----------        ----------
Current assets                $  4,036          $  2,441          $  2,301
Non-current assets               6,975             6,708             8,000
Current liabilities              2,641             1,835             1,675
Long-term liabilities            4,881             5,231             6,453
Revenues                        12,988            14,702            15,783
Net loss                          (239)              (96)             (653)


Prior to 2002, the Company owned 90% of the Accessory Group, LP, which provides accessory-buying services principally to the Company's Bassett Furniture Direct licensee stores. Since the Company did not exercise operational control, the investment was accounted for using the equity method. During 2002, the Accessory Group was reorganized and Bassett effectively took operational control of the Accessory Group. As such, the Company now consolidates the results of operations and balance sheet of the Accessory Group.

G. Accrued Liabilities
Accrued liabilities consist of the following:

                                 November 30,    November 24,
                                    2002            2001
                                -----------     -----------
Compensation and related
  benefits                       $10,101         $10,048
Severance and employee
  benefits                           197             582
Legal and environmental            1,352           3,073
Dividends payable                  2,328           2,343
Other                              2,428           2,204
                                 -------         -------
                                 $16,406         $18,250
                                 =======         =======

H. Income Taxes

A reconciliation of the statutory federal income tax rate and the effective income tax rate, as a percentage of income before income taxes, is as follows:

                                      2002          2001         2000
                                  -----------    ---------    ----------
Statutory federal income
   tax rate                          35.0%         (35.0)%        35.0%
Dividends received
   exclusion                        (18.8)         (31.9)        (10.7)
Corporate owned life
   insurance                          2.7           30.6           3.2
State income tax,
   net of federal benefit             2.8            8.1           3.2
Other                                 4.3           (0.1)          0.3
                                     ----           ----          ----
  Effective income tax rate          26.0%         (28.3)%        31.0%
                                     ====           ====          ====

The components of the income tax provision (benefit) are as follows:

Current:              2002           2001              2000
                   --------        --------         --------
   Federal         $    --         $    --          $ 2,636
   State               154            (218)             327

Deferred:
   Federal           1,986            (739)           1,533
   State               229             (85)             175
                   -------         -------          -------
Total              $ 2,369         $(1,042)         $ 4,671
                   =======         =======          =======

(In thousands, except share and per share data)


The income tax effects of temporary differences and carryforwards, which give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are as follows:

                                         November 30,   November 24,
                                            2002             2001
                                        -----------     ------------
Deferred income tax assets:
  Trade accounts receivable              $ 1,015         $ 1,287
  Inventories                                599             632
  Property and equipment
    writedowns                             3,764           4,517
  Retirement benefits                      4,703           5,027
  Net operating loss
   carryforwards                           3,328           4,158
  Distribution from affiliates
   in excess of income                     6,304           3,291
  Contribution and other
   carryforwards                             443             385
  Alternative minimum tax credit
   carryforward (no expiration)            1,869           3,458
  Other                                      119           1,816
                                         -------         -------

   Total gross deferred
   income tax assets                      22,144          24,571
                                         -------         -------

Deferred income tax liabilities:
  Property and equipment                  12,193          10,345
  Undistributed affiliate
   income                                  1,809           1,889
  Prepaid expenses
   and other                                 215             254
  Unrealized holding gains                   873           1,714
                                         -------         -------

    Total gross deferred
    income tax liabilities                15,090          14,202
                                         -------         -------

    Net deferred income
    tax assets                           $ 7,054         $10,369
                                         =======         =======

The Company has recorded a deferred income tax asset of $3,328 as of November 30, 2002, for the benefit of approximately $7,900 in federal and state income tax loss carryforwards, which expire in varying amounts between 2014 and 2022. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred income tax assets will be realized. The amount of the deferred income tax assets considered realizable, however, could be reduced if estimates of future taxable income during the carryforward period are reduced.

Subsequent to November 30, 2002, the Company reached a final settlement with the IRS regarding the non-deductibility of interest expense on loans associated with the Company's corporate owned life insurance plan ("COLI" plan). The Company had sufficient reserves on hand at November 30, 2002 to cover the negotiated settlement amount and, as such, there will be no further tax related charges associated with the COLI. Income taxes paid, net of refunds, during 2002, 2001 and 2000 were $350, $1,485 and $1,994, respectively.

I. Long-Term Liabilities and Retirement Plans
The Company has a qualified defined contribution plan (Employee Savings/Retirement Plan) that covers all employees who elect to participate and have fulfilled the necessary service requirements. Employee contributions to the Plan are matched by the Company at the rate of 115% of the first 2% through 5% of the employee's contribution, based on seniority. The Plan incorporates provisions of Section 401(k) of the Internal Revenue Code. Employer matching contributions to the Plan for 2002, 2001 and 2000 were approximately $1,462, $1,445 and $1,853, respectively.

The Company has a supplemental retirement Income Plan that covers certain senior executives and provides additional retirement and death benefits. Also, the Company has a Deferred Compensation Plan for certain senior executives that provides for voluntary deferral of compensation otherwise payable. The unfunded future liability of the Company under these Plans is included as employee benefits in long-term liabilities. The expenses for these plans for 2002, 2001, and 2000 were $986, $1,168 and $1,184, respectively.

J. Long-term Debt
In October 2000, the Company entered into a three-year $70,000 revolving credit facility with a new lender and three other participants. The facility is secured by certain receivables and inventories of the Company with borrowing rates ranging from LIBOR plus .625% to LIBOR plus 1.375%, based on various debt to earnings ratios. The LIBOR rate was 1.94% at November 30, 2002. The Company amended the facility in 2001 to address restrictive covenants and to reduce the total facility to $60,000. Borrowings under the facility, which matures November 30, 2003, totaled $3,000 and $6,000 at November 30, 2002 and November 24, 2001,
respectively. After coverage for letters of credit, the Company had $33,955 available for borrowing under the facility at November 30, 2002. The average interest rate was 3.49% for the year ended November 30, 2002.

The new facility contains, among other provisions, certain defined financial requirements regarding leverage and fixed charge ratios and certain restrictions involving future indebtedness and contingent liabilities.

The Company also had a mortgage liability of $1,482 outstanding at November 24, 2001. The interest rate on this mortgage was 8.75%. The mortgage was paid off during 2002.

Interest paid during 2002, 2001 and 2000 was $465, $1,945 and $3,020, respectively.

(In thousands, except share and per share data)

K. Capital Stock and Stock Compensation
The Company has a Long Term Incentive Stock Option Plan that was adopted in 1993 (the 1993 Plan). Under the 1993 Plan, the Company has reserved for issuance 450,000 shares of common stock of which 2,279 were available for grant at November 30, 1997. Options outstanding under the 1993 Plan expire at various dates through 2007. The Company adopted a second Employee Stock Plan in 1998 (the 1998 Plan). Under the 1998 Plan, the Company has reserved for issuance 950,000 shares of common stock. The terms of the 1998 Plan also allow for the issuance of the 2,279 shares, which remained as of December 1, 1997 from the 1993 Plan. In addition, the terms of the 1998 Plan allow for the re-issuance of any stock options which have been forfeited before being exercised. An additional 500,000 shares of common stock were authorized for issuance by the Stockholders at the 1999 Annual Shareholders Meeting. Options granted under the 1998 Plan may be for such terms and exercised at such times as determined by the Organization, Compensation, and Nominating Committee of the Board of Directors. Shares available for grant under the 1998 Plan were 275,675 at November 30, 2002.

The Company has a Stock Plan for Non-Employee Directors, adopted in 1993 and amended in 2000. Under this stock option plan, the Company has reserved for issuance 125,000 shares of common stock, including an additional 50,000 shares of common stock that were authorized for issuance by the Stockholders at the 2000 Annual Shareholders Meeting. Shares available for grant under the plan were 10,644 at November 30, 2002. Under the terms of this plan, each non-employee director will automatically be granted an option to purchase 1,000 shares of common stock on April 1 of each year. These options are exercisable for 10 years commencing six months after the date of grant. Option activity under these plans is as follows:

                                                              Weighted
                                           Number              average
                                             of                 price
                                           shares             per share
                                      ------------------  ------------------
Outstanding at November 27, 1999          1,370,789          $    27.46
  Granted                                   526,672               14.87
  Exercised                                      --                  --
  Forfeited                                (173,210)              26.89
                                         ----------

Outstanding at November 25, 2000          1,724,251               23.67
  Granted                                    55,500               12.84
  Exercised                                      --                  --
  Forfeited                                (115,259)              28.59
                                         ----------

Outstanding at November 24, 2001          1,664,492               23.11
  Granted                                   358,500               14.93
  Exercised                                  (1,000)             (11.91)
  Forfeited                                (162,547)              28.50
                                         ----------

Outstanding at November 30, 2002          1,859,445          $    21.07
                                         ==========

Exercisable at November 30, 2002          1,319,121          $    23.66
Exercisable at November 24, 2001          1,167,471          $    25.99
Exercisable at November 25, 2000            504,858          $    24.62

For various price ranges, weighted-average characteristics of outstanding stock options at November 30, 2002 were as follows:

                                  Options Outstanding                Options Exercisable
                        ---------------------------------------- -----------------------------
                                        Weighted
                                         average
                                        remaining    Weighted                      Weighted
       Range of                       contractual     average                      average
       exercise             Number        life     exercisable        Number     exercisable
        prices           outstanding    (years)       price        exercisable      price
----------------------  ---------------------------------------- -----------------------------
      $11.34 - $16.00       868,938        8.3       $14.69          340,614      $ 14.70
       16.01 - 27.74        547,474        5.9        22.39          535,474        22.48
       27.75 - 37.40        443,033        5.5        31.96          443,033        31.96
                         ----------                               ----------
                          1,859,445        6.1                     1,319,121
                         ==========                               ==========


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

                                        2002             2001             2000
                                   ------------     ------------      ------------
Net income (loss)
  As reported                      $    6,741        $   (2,642)        $   10,032
  Pro forma                        $    6,118        $   (3,350)        $    9,082

Basic earnings per share:
  As reported                      $     0.58        $    (0.23)        $     0.85
  Pro forma                        $     0.52        $    (0.29)        $     0.77

Diluted earnings per share
  As reported                      $     0.57        $    (0.23)        $     0.85
  Pro forma                        $     0.52        $    (0.29)        $     0.77

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted average assumptions:


                                        2002              2001              2000
                                 ----------------  ----------------  ----------------
Expected lives                           5 years           5 years           5 years
Risk-free interest rate                     4.5%              4.4%              6.8%
Expected volatility                        40.4%             39.0%             36.0%
Dividend yield                              5.3%              6.2%              5.8%


The weighted average fair values of options granted during 2002, 2001 and 2000 were $3.77, $2.89 and $3.71, respectively.

During 2000 and 1998, the Company issued 4,724 and 16,836 shares respectively, of restricted common stock under the 1998 Long Term Incentive Plan as compensation for certain key salaried employees. These shares carry dividend and voting rights. Sale of these shares is restricted prior to the date

(In thousands, except share and per share data)

of vesting. Shares issued under this plan were recorded at their fair market value on the date of the grant with a corresponding charge to stockholders' equity. The unearned portion is being amortized as compensation expense on a straight-line basis over the related vesting period. Compensation expense related to these grants was $222 in 2002, $173 in 2001 and $17 in 2000.

The Company's Board of Directors adopted a Shareholders Rights Plan in 1998. If a person or group acquires beneficial ownership of 20% or more of the common stock outstanding, each right distributed under the plan will entitle its holder (other than such person or group) to purchase, at the rights exercise price, a certain number of shares of the Company's Common Stock or other securities.

The Company implemented an Employee Stock Purchase Plan (ESPP) in the fourth quarter of fiscal year 2000. This plan allows eligible employees to purchase a limited number of shares of the Company's stock at 85% of market value. Under the plan the Company sold 20,635 and 18,837 shares to employees in 2002 and 2001, respectively. Under SFAS No. 123, no compensation expense is recognized for shares purchased under the ESPP.

L. Other Income (Expense), Net

                                       2002            2001             2000
                                   -----------     -----------      -----------
COLI                               $  (919)         $  (994)         $ 1,687
Captive insurance
   dividend
                                        --              117            4,500
Real estate, net                      (741)            (253)           1,053
Net gain
   on financial instrument
                                        --              448            1,641
Other, net                          (1,105)             262              688
                                   -------          -------          -------
                                   $(2,765)         $  (420)         $ 9,569
                                   =======          =======          =======

M. Restructuring, Impaired Asset and Other Unusual Charges
During fiscal year 2000, a decision was made to consolidate wood manufacturing operations at two of the Company's facilities in Bassett, Virginia. This and other reorganization actions resulted in the elimination of approximately 300 positions, including the severance of approximately 80 salaried employees. In addition to the restructuring charges recognized in 2000, the Company recorded unusual and nonrecurring charges of $600 for inventory losses and $3,150 for bad debt expense. Inventory charges are related to the restructuring. The bad debt charges were to increase reserves related to expected losses on the Company's accounts receivable due to the pending bankruptcies of two national retailers. Of the total restructuring, impaired asset and other unusual charges, $600 is included in cost of sales, $3,150 is included in selling, general and administrative expenses and $6,680 is included in restructuring and impaired asset charges in the accompanying 2000 consolidated statement of income.

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

During the fourth quarter of 2002, the Company closed its California upholstery plant and consolidated production in its two remaining upholstery manufacturing facilities in North Carolina. The Company incurred restructuring charges of $1,251, which relate entirely to severance and employee benefit costs for approximately 200 employees. Based on estimated market values of the real estate with a net book value of approximately $1,100, the company expects to realize a gain upon disposition of the assets. The following summarizes the restructuring and impaired asset charges:

                                    2002          2001           2000
                                ----------     ---------      ---------
 Non-cash writedown
    of property and
    equipment to
    net realizable value         $   --         $4,550         $5,800

Severance and related
    employee benefit
    costs                         1,251          2,402            880
                                 ------         ------         ------
                                 $1,251         $6,952         $6,680
                                 ======         ======         ======

The property and equipment write-downs were entirely related to closing three facilities in Bassett, Virginia and were determined based on estimated liquidation value of the associated machinery, equipment and buildings. Certain production and some employees have been transferred to other production facilities within the Company. Of the $880 in severance and employee benefit costs expensed during fiscal 2000, $388 was paid during 2000 and the remaining $492 was paid out in fiscal 2001. In 2001, $2,402 of severance and employee benefit costs was expensed. Of the $2,402, $1,820

(In thousands, except share and per share data)



was paid during fiscal 2001 and the remaining $582 was paid in fiscal 2002. Fiscal 2002 restructuring costs of $1,251 were expensed during 2002 and $149 was unpaid at November 30, 2002.

N. Contingencies
The Company is involved in various claims and actions, including environmental matters, which arise in the normal course of business. Although the final outcome of these matters cannot be determined, based on the facts presently known, it is management's opinion that the final resolution of these matters will not have a material adverse effect on the Company's financial position or future results of operations.

O. Leases and Loan Guarantees
The Company leases land and buildings that are used in the operation of its Company-owned retail stores as well as in the operation of independent licensee BFD stores. Additionally, the Company leases showroom space from IHFC, which is priced at the market rate. Lease terms range from three to 15 years and generally have renewal options of between five and 15 years. The Company's decision to exercise renewal options is primarily dependent on the level of business conducted at the location and the profitability thereof. Some store leases contain contingent rental provisions based upon sales volume. The following schedule shows future minimum lease payments under non-cancelable leases having remaining terms in excess of one year as of November 30, 2002:

                                2003         $       3,521
                                2004                 3,415
                                2005                 3,124
                                2006                 2,605
                                2007                 2,405
                          Thereafter                15,357
                                            ---------------
                                             $      30,427
                                            ===============


In addition to subleasing certain of these properties, the Company owns retail real estate, which it in turn leases to licensee operators of the Company's Bassett Furniture Direct stores. The following schedule shows minimum future rental income related to pass-through rental expense on subleased property as well as rental income on real estate owned by Bassett.


                             2003         $       1,896
                             2004                 1,936
                             2005                 1,875
                             2006                 1,712
                             2007                 1,551
                       Thereafter                10,064
                                         ---------------
                                          $      19,034
                                         ===============

Real estate expense (including associated real estate costs), net of real estate income, was $741 in 2002 and $253 in 2001. Real estate income, net of real estate expense, related to these leases was $1,053 in 2000.

As part of the Company's expansion strategy for its retail stores, Bassett has guaranteed certain lease obligations and construction loan obligations of licensee operators of the Bassett Furniture Direct program. Lease guarantees range from one to ten years. The Company was contingently liable under licensee lease obligation guarantees in the amount of $27,928 and $25,708 at November 30, 2002 and November 24, 2001, respectively.

The Company has also guaranteed loans from two banks to certain of its BFD dealers to finance initial inventory packages for those stores. The total contingent liability with respect to these loan guarantees as of November 30, 2002 and November 24, 2001, was $8,568 and $8,990, respectively.

P. Earnings Per Share
The following table reconciles basic and diluted earnings per share:

                                                                        Earnings
                                    Shares         Net Income          Per Share
                                ------------      ------------        -----------
2002:
Basic EPS                       11,697,519         $    6,741           $ 0.58
Add effect of
   dilutive securities:
Options and
   restricted stock                 57,742                  -            (0.01)
                                ----------         ----------           ------
Diluted EPS                     11,755,261         $    6,741           $ 0.57
                                ==========         ==========           ======

2001:
Basic EPS                       11,701,842         $   (2,642)          $(0.23)
Add effect of
   dilutive securities:
Options and
   restricted stock                  9,644                  -                -
                                ----------         ----------           ------
Diluted EPS                     11,711,486         $   (2,642)          $(0.23)
                                ==========         ==========           ======

2000:
Basic EPS                       11,812,962         $   10,032           $ 0.85
Add effect of
   dilutive securities:
Options and

   restricted stock                  9,070                  -                -
                                ----------         ----------           -----=
Diluted EPS                     11,822,032         $   10,032           $ 0.85
                                ==========         ==========           ======

Options to purchase 1,859,445 shares of common stock in 2002, 1,654,848 shares in 2001, and 1,715,181 shares in 2000, were outstanding at the end of each fiscal year that could potentially dilute basic EPS in the future.

Q. Subsequent Event
Subsequent to November 30, 2002, the Company announced that it would close its wood manufacturing plant in Dublin, Georgia, in order to better match production capacity to

(In thousands, except share and per share data)

current demand levels. The Company anticipates recording a charge of approximately $3,200 in the first quarter of 2003 representing a $1,500 write-down of property and equipment and $1,700 of severance and related employee benefit costs for 320 employees associated with the closure.


R. Segment Information
The Company's primary business is wholesale home furnishings. The wholesale home furnishings business is involved principally in the design, manufacture, sale and distribution of furniture products to a network of independently-owned stores and stores owned by the Company and by affiliates of the Company.

The wood segment is engaged in the manufacture and sale of wood furniture to independent and affiliated retailers. The upholstery segment is involved in the manufacture and sale of upholstered frames and cut upholstery items having a variety of frame and fabric options. The import segment sources product principally from Asia and sells these products to independent and affiliated retailers.

The Company's "other" business segment consists of a contemporary furniture business and corporate operations, including certain selling, general and administrative expenses, are all included to reconcile segment information to the consolidated financial statements.

The retail segment consists of the six corporately owned retail stores in Virginia and North Carolina. Five of these stores were acquired from LRG Furniture, LLC on March 4, 2002. The sixth store was acquired from LRG in the previous year. Data related to this store was included in "other" for 2001.

Inventory profit elimination reflects the embedded wholesale profit in the Company-owned store inventory that has not been realized. These profits will be recorded when merchandise is shipped to the retail customer.

Restructuring, impaired fixed assets and other unusual charges are included for 2002, 2001 and 2000 as discussed in Note M to the consolidated financial statements and are included below in the "other" segment.

Operating income by business segment is defined as sales less direct operating costs and expenses. Identifiable assets are those assets used exclusively in the operations of each business segment. Identifiable assets for the wood, upholstery, import and retail segments consist of inventories and property, plant and equipment.


2002
                                         Wood           Upholstery          Import            Other            Wholesale
                                      ----------        ----------        ---------         ---------          ----------
Net sales                             $ 160,591         $ 105,562         $  40,566         $   8,523          $ 315,242
Operating income (loss)                  15,713            14,373             9,129           (31,730)             7,485
Identifiable assets                      63,256            14,369            13,720           195,572            286,917
Depreciation and amortization             2,997               954                --             6,763             10,714
Capital expenditures                      2,331               674                --             6,654              9,659

                                                                           Retail
                                       Wholesale         Retail          Elimination      Consolidated
                                      -----------      ----------        -----------      -------------
Net sales                             $315,242         $ 15,816          $ (7,571)         $323,487
Operating income (loss)                  7,485           (1,044)             (185)            6,256
Identifiable assets                    286,917            3,963                --           290,880
Depreciation and amortization           10,714               90                --            10,804
Capital expenditures                     9,659               --                --             9,659



2001
                                         Wood            Upholstery        Import              Other           Consolidated
                                      -----------       -----------      -----------        ----------         ------------
Net sales                             $ 173,106         $  90,117         $  32,136         $  10,317          $ 305,676
Operating income (loss)                  10,194             9,209             6,941           (31,256)            (4,912)
Identifiable assets                      67,166            15,633             6,566           212,038            301,403
Depreciation and amortization             3,937               994                --             6,385             11,316
Capital expenditures                      2,112               334                --             9,886             12,332



2000
                                          Wood           Upholstery         Import              Other            Consolidated
                                      -----------       ------------     ------------       -----------          ------------
Net sales                             $ 226,013         $  97,773         $  30,985         $  12,673            367,444
Operating income  (loss)                 26,143             8,024             7,504           (44,867)            (3,196)
Identifiable assets                     102,046            17,997             9,976           216,661            346,680
Depreciation and amortization             4,796               961                --             4,275             10,032
Capital expenditures                      5,772             2,111                --            10,436             18,319

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Bassett Furniture Industries,
Incorporated:

We have audited the accompanying consolidated balance sheet of Bassett Furniture Industries, Incorporated and subsidiaries as of November 30, 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of International Home Furnishings Center, Inc. (a corporation in which the Company has a 47% interest), have been audited by other auditors whose report has been furnished to us; insofar as our opinion on the consolidated financial statements relates to the amounts included for International Home Furnishings Center, Inc., it is based solely on their report. The consolidated financial statements of Bassett Furniture Industries, Incorporated and subsidiaries as of November 24, 2001, and for the two years in the period then ended were audited by other auditors who have ceased operations and whose report dated January 15, 2002 expressed an unqualified opinion on those financial statements before the revisions described in Note A.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bassett Furniture Industries, Incorporated and subsidiaries as of November 30, 2002, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

As discussed in Note A to the consolidated financial statements, effective November 25, 2001, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("FAS 142").

As discussed above, the consolidated financial statements of Bassett Furniture Industries, Incorporated as of November 24, 2001 and for the two years in the periods then ended were audited by other auditors who have ceased operations. As described in Note A, these financial statements have been revised to include the transitional disclosures of FAS 142. We applied procedures with respect to the disclosures in Note A pertaining to 2001 and 2000 consolidated financial statement revisions. In our opinion, the FAS 142 disclosures for 2001 and 2000 in Note A are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 financial statements taken as a whole.


                                                /s/ Ernst & Young LLP

Greensboro, North Carolina,
January 7, 2003,
except for Note Q as to which the date is February 3, 2003

The following report is a copy of a report previously issued by Arthur Andersen LLP and has not been reissued by Arthur Andersen LLP. As discussed in the Goodwill and Intangible Assets note, the corporation has presented the transitional disclosures for 2001 and 2000 required by SFAS No. 142. The Arthur Andersen LLP report does not extend to these changes to the 2001 and 2000 consolidated financial statements. The adjustments to the 2001 and 2000 consolidated financial statements were reported on by Ernst & Young LLP as stated in their report appearing herein.

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


                                                /s/ ARTHUR ANDERSON, LLP

Greensboro, North Carolina,
January 15, 2002

(In thousands, except share and per share data)

OTHER BUSINESS DATA
Bassett Furniture Industries, Incorporated and Subsidiaries
(dollars in thousands except per share data)

Selected Financial Data

                                           2002             2001              2000              1999                1998
                                      -------------    -------------     -------------     ------------         ------------
Net sales                             $    323,487 (2) $    305,676      $    367,444      $    394,412(2)(3)   $    397,557
Cost of sales                         $    254,993     $    254,456 (1)  $    302,281 (1)  $    309,316         $    323,904
Operating profit (loss)               $      6,256 (1) $     (4,912)(1)  $     (3,196)(1)  $     12,474         $      9,651
Other income, net                     $      2,854     $      1,228      $     18,263      $     13,744         $     11,445
Income (loss) before income taxes     $      9,110 (1) $     (3,684)(1)  $     15,067 (1)  $     26,218         $     21,096
Income taxes (benefit)                $      2,369 (1) $     (1,042)(1)  $      4,671 (1)  $      8,264         $      5,379
Net income (loss)                     $      6,741 (1) $     (2,642)(1)  $     10,032 (1)  $     17,954         $     15,717
Diluted earnings (loss) per share     $       0.57 (1) $      (0.23)(1)  $       0.85 (1)  $       1.44         $       1.20
Cash dividends declared               $      9,358     $      9,378      $      9,497      $      9,983         $     10,393
Cash dividends per share              $       0.80     $       0.80      $       0.80      $       0.80         $       0.80
Total assets                          $    290,880     $    301,403      $    346,680      $    342,829         $    321,514
Long-term debt                        $      3,000     $      7,482      $     45,000      $     18,000                   --
Current ratio                            3.02 to 1        3.19 to 1         3.19 to 1         2.39 to 1            3.21 to 1
Book value per share                  $      19.63     $      20.04      $      21.09      $      20.46         $      20.40
Weighted average number of shares       11,697,519       11,701,842        11,812,962        12,499,481           12,984,639

Quarterly Results of Operations

                                                                2002
                                        ----------------------------------------------------
                                          FIRST        SECOND         THIRD       FOURTH
                                        ----------------------------------------------------
Net sales                               $ 84,788     $ 80,904      $ 78,367      $ 79,428
Gross profit                              16,728       18,449        16,584        16,733
Net income (loss)                          2,912        2,880          (718)        1,667
  Basic earnings (loss) per share           0.25         0.25         (0.06)         0.14
  Diluted earnings (loss) per share         0.25         0.24         (0.06)         0.14


                                                                2001
                                        ----------------------------------------------------
                                          FIRST        SECOND         THIRD       FOURTH
                                        ----------------------------------------------------
Net sales                               $ 82,553      $ 73,765      $ 71,290      $ 78,068
Gross profit                              14,559        11,093        10,157        15,411
Net income (loss)                          2,252          (538)       (2,834)       (1,522)
  Basic earnings (loss) per share           0.19         (0.05)        (0.24)        (0.13)
  Diluted earnings (loss) per share         0.19         (0.05)        (0.24)        (0.13)


(1) See Note M to the Consolidated Financial Statements for a discussion of restructuring, impaired fixed assets and unusual charges.

(2) Includes sales from corporately owned retail stores. See Note F to the Consolidated Financial Statements.

(3)  Includes sale of bedding, see Note B to the Consolidated Financial
     Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATIONS
Bassett Furniture Industries, Incorporated and Subsidiaries
(dollar amounts in thousands)


OVERVIEW

Bassett Furniture Industries Inc., based in Bassett, Va., is a leading manufacturer and marketer of branded home furnishings. Bassett's products, designed to provide quality, style and value, are sold through Bassett Furniture Direct(TM) stores, @t Home with Bassett(R) galleries, and other furniture and department stores.

The Bassett Furniture Direct store program, which began in 1997, entailed not only the creation of a new prototype store, but also includes an internal, cultural transformation aimed at re-focusing company practices and strategies to the ultimate end user, the consumer. The strategy also focused on re-styling the Bassett lines and suites with accessories. Bassett Furniture Direct acts as both a furniture design center and a moderate price point leader - two characteristics that combined with custom product and quick delivery offer the Company a unique selling proposition in the furniture industry.

FISCAL 2002 COMPARED TO FISCAL 2001

2002 marked a year of good progress in the Company's continuing transition from solely a furniture manufacturer to a manufacturer/sourcer/retailer of home furnishings. Progress was made in several key areas most notably the Bassett Furniture Direct retail store program and the profitability of the Upholstery and Import segments. Challenges were presented by sales declines with JCPenney and capacity issues within the Wood division. These issues are further discussed in the narrative below.

Subsequent to November 30, 2002, the Company announced that it would close its Dublin, Georgia wood manufacturing facility. Manufacture of certain products formerly produced at this facility will be transferred to a facility in Virginia or will be sourced from foreign manufacturers. The Company will record a charge of approximately $3,200 in the first quarter of 2003 related to severance and a write-down of property and equipment to net realizable value.

Bassett reported net sales for 2002 of $323,487, an increase of $17,811 or 5.8% from sales levels attained in fiscal 2001. The increase reflects a 28% increase in sales through the Bassett Furniture Direct (BFD) store channel, partially offset by a $16,994 or 38% decrease in sales to the Company's largest customer, JCPenney. The majority of the sales decline with JCPenney was expected and further attrition is planned for 2003. Sales to JCPenney were 9% and 15% of sales for fiscal 2002 and 2001, respectively. Also included in 2002 results is $8,245 (net of sales elimination of $7,571) of retail sales from the Company's corporately owned BFD stores. The Company was able to end attrition in sales to general furniture stores by successfully implementing its Five Star quick ship delivery program. This innovative program allows for shipment of eligible product to qualified dealers within 14 days and billings inclusive of freight. Also, sales through exchanges located on military bases increased by $4,772 or 61% over 2001 sales levels reflecting the conversion of many of these locations to @t Home galleries (the Company's gallery program). The Company plans to continue to develop products and programs specifically targeted to @t Home galleries and participating Five Star dealers as well as to the BFD stores.

The BFD store channel continues to be the most significant growth vehicle for the Company. During 2002, licensees opened 22 new licensee BFD stores and closed four licensee BFD stores for a net increase of 18 stores. There were 85 stores in operation at November 30, 2002, six of which were corporately owned. The Company is committed to the financial success of its BFD licensee stores. In that regard, during 2002, the Company continued efforts to strengthen its retail organization and to address issues related to the profitability of its retail licensee network. New licensee candidates are required to meet rigorous financial and operational requirements before being approved as licensees. In an effort to further enhance the economics of BFD store operators, the Company began implementation of a "ship complete" program in the latter half of 2002. Under this program, orders for a single customer will be consolidated at the Company's Martinsville Distribution Center and shipped to the dealer when all items on that order are ready to ship. This will also allow BFD operators to reduce their inventory holding costs. The Company's service levels improved dramatically in 2002 as evidenced by a full percentage point reduction in the returns allowance, from 4% of sales to 3% of sales.

Gross margin, selling, general and administrative (SG&A) expenses; and operating income (loss) were as follows for the years ended November 30, 2002 and November 24, 2001:

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATIONS -- Continued
(dollar amounts in thousands)


                                             2002                  2001
                                      -------------------    -------------------

Net sales                             $ 323,487    100.0%    $ 305,676    100.0%
                                      ---------    -----     ---------    -----

Gross profit                             68,494     21.2%       51,220     16.8%

SG&A                                     60,987     18.9%       54,477     17.8%

Gains on sales of
  property and equipment
                                             --      0.0%       (5,297)   -1.7%

Restructuring and
  impaired asset charges                  1,251      0.4%        6,952      2.3%
                                      ---------    -----     ---------    -----

Operating profit (loss)               $   6,256      1.9%    $  (4,912)    -1.6%
                                      =========    =====     =========    =====

The Company improved gross margin percentage by 4.4 points over 2001 levels. This improvement is reflective of the restructuring and cost cutting efforts completed in 2001, improvements in upholstery and import margins, as well as the inclusion of corporately owned retail store results beginning March 1, 2002. Inclusion of the retail results represented 1.2 points of the 4.4 point improvement, while manufacturing efficiencies and the mix of imported products contributed the remaining 3.2 points.

Manufacturing efficiency gains in the Company's upholstery division brought about by the implementation of cellular manufacturing over the past several years led to management's decision to close its California upholstery plant in October of 2002. Upholstery production has been consolidated in its two remaining North Carolina facilities. The Company recorded $1,251 in restructuring charges for the third quarter of 2002 entirely related to severance and employee benefits associated with the cessation of operations in California. Nearly the entire volume formerly produced at the California plant has been absorbed into the production capacity of the North Carolina upholstery facilities without the need for additional staffing, thereby dramatically improving the manufacturing efficiencies of the remaining facilities. The Company is holding the related property for sale and expects to realize a gain on the disposition of California assets in the next twelve months.

During 2001, the Company continued its efforts to eliminate excessive costs, to more efficiently structure manufacturing capacities to match current business levels and to stay competitive with product sourced overseas. The table plant was closed and production of occasional tables was moved to another facility or outsourced. The chair plant and a rough-end facility were permanently closed and production was either transferred to other facilities or sourced to foreign manufacturers. Approximately 800 salaried and hourly positions were eliminated in fiscal 2001. Restructuring activities in 2001 resulted in a charge to earnings of $6,952, of which $4,550 was related to the non-cash write-down of property, plant and equipment to net realizable value and $2,402 was associated with severance and employee benefits.

SG&A expenses increased by $6,510 to $60,987 over the 2001 level. As a percentage of sales, SG&A climbed 1.1 points from 17.8% in 2001 to 18.9% in 2002. The increase in SG&A expense is entirely the result of the inclusion of corporate store retail operations for nine months in 2002. SG&A expense related to the Company's corporate retail store operation totaled $8,148. Manufacturing SG&A expenses actually declined by $1,638, primarily as a result of restructuring efforts completed in 2001 which resulted in reduced headcount and better spending control in all areas of the business. Manufacturing SG&A as a percentage of manufacturing sales declined from 17.8% in 2001 to 16.8% in 2002.

Gains on sales of property and equipment in 2001 relate to the sale of the Thomasville, North Carolina showroom, a warehouse in Los Angeles, California and two former manufacturing facilities in the Hickory, North Carolina area.

Income from investments consists of dividends and realized gains associated with the Company's portfolio of marketable equity securities as well as earnings from the Company's investment in the Bassett Industries Alternative Asset Fund (Alternative Asset Fund). Income from investments decreased by $5,155 in 2002 from 2001 levels due to a decrease in returns from the Alternative Asset Fund and reduced realized gains from sales of marketable equity securities. Income
(loss) from unconsolidated affiliated companies include the Company's share of earnings or loss from investments in LRG Furniture, LLC (LRG) and the International Home Furnishings Center (IHFC) among other investments. Performance improved from a loss of ($3,030) in 2001 to income of $4,715 in 2002. The Company's share of the loss from LRG improved by $2,848 over that recorded in 2001. Also, the restructuring of LRG debt forced the Company to take an additional charge of $1,359 in 2001. Results from the Company's investment in IHFC improved to $5,756 in 2002, $2,214 better than 2001 results. A detail of other income (expense) may be seen in Note L to the Consolidated Financial statements.

The effective income tax provision (benefit) rate was 26% in 2002 and (28%) in 2001. The income tax provision (benefit) rates were lower than statutory rates primarily due to exclusions for tax exempt income and dividends received.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATIONS -- Continued
(dollar amounts in thousands)


For the year ended November 30, 2002, net income was $6,741 or $0.57 per diluted share. Net loss for the year ended November 24, 2001 was $2,642 or $(0.23) per diluted share.

The Company enters fiscal 2003 with two key areas of focus: one, continuing to improve and expand a profitable store network, and two, to improve the financial performance of its wood division through both the introduction of new products and the continuing rationalization of the labor and overhead structure supporting the Wood Division.

FISCAL 2001 COMPARED TO FISCAL 2000

Bassett reported sales for 2001 of $305,676, a decrease of $61,768 or 17% from fiscal 2000 sales. The decline reflects the loss of two major customers to bankruptcy in the first quarter of 2001 and an extremely weak retail furniture climate in 2001. The Company continued with its plan for vertical integration during 2001 by transitioning from sales to traditional customers to sales to its dedicated Bassett Furniture Direct (BFD) licensee store network. Though sales to the independently owned BFD licensees increased in 2001, sales did not increase to the extent expected due to the weakening economy and the timing of new store openings. During 2000, the Company implemented a new enterprise-wide software system, which included sales order processing, logistics, upholstery manufacturing and some wood manufacturing. The utilization of the system greatly enhanced the Company's shipping performance and overall customer service in 2001.

Although overall sales have declined, sales to the Bassett Furniture Direct
(BFD) and @t Home with Bassett (@t Home) channels increased by 5% in 2001 and 33% in 2000. The 2001 increase of 5% was impacted by the timing of store openings, as many stores opened in the last quarter. Sales to national accounts, major furniture stores and smaller furniture stores declined in 2001. The increase in sales in the BFD and @t Home channels was driven by the opening of additional BFD stores and signing additional @t Home retailers. The Company saw openings of fifteen new independently owned BFD stores and closures of four stores in 2001, for a net gain of eleven stores. The Company ended 2001 with 68 BFD stores. In an effort to address declining sales to smaller furniture stores, the Company implemented a new in-stock, rapid delivery program in 2001 for its @t Home and small furniture retail customers. The innovative program, known as Five Star, features prepaid freight and 14 day delivery and provides the Company with a competitive advantage with these customers. During 2001 the Company completed its move from its Thomasville, North Carolina showroom to a newly completed space at the International Home Furnishings Center in High Point. As expected, the Company experienced a significant increase in customer traffic, which enabled salesmen to re-establish contacts with old customers and introduce Bassett to many potential new customers who had never shopped the line. The Company experienced a substantial increase in new accounts opened for dealers in this category.

Gross margin; selling, general and administrative (SG&A) expenses; and operating income (loss) were as follows for the years ending November 24, 2001 and November 25, 2000:

                                       2001                         2000
                              ----------------------      ----------------------

Net sales                     $ 305,676       100.0%      $ 367,444       100.0%
                              ---------       -----       ---------       -----

Gross profit                     51,220        16.8%         65,163        17.7%

SG&A                             54,477        17.8%         61,854        16.8%

Gains on sales of
  property and equipment
                                 (5,297)       -1.7%           (175)        0.0%

Restructuring and
                                  6,952         2.3%          6,680         1.8%
                              ---------       -----       ---------       -----
  impaired asset charges

Operating profit (loss)       $  (4,912)       -1.6%      $  (3,196)       -0.9%
                              =========       =====       =========       =====

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

Bassett has aggressively strived to eliminate excessive costs and to more efficiently structure manufacturing capacities to match current business levels. In that regard, the Company made the decision in late 2000 to consolidate production in the Wood Division. Restructuring charges of $6,680, of which $5,800 related to the write-down of property and equipment and $880 related to severance and employee benefit costs were incurred. Restructuring continued in 2001 as the Company reduced manufacturing capacities to meet demand and stay competitive with product sourced overseas. The table plant was closed and production of occasional tables was moved to another facility or outsourced. The chair plant and a rough-end facility were permanently closed and production either transferred to other facilities or sourced to foreign manufacturers. Approximately 800 salaried and hourly positions were

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATIONS -- Continued
(dollar amounts in thousands)


eliminated in fiscal 2001. All restructuring activities in 2001 resulted in restructuring charges of $6,952, of which $4,550 was related to the non-cash write-down of property and equipment to net realizable value and $2,402 was associated with severance and employee benefits. Also associated with the restructuring acti-vities was a $1,051 write-down of discontinued inventories to net realizable value. This charge is reflected in cost of sales.

Income from investments consists of dividends and realized gains associated with the Company's portfolio of marketable equity securities as well as earnings from the Company's investment in the Bassett Industries Alternative Asset Fund (Alternative Asset Fund). Income from investments decreased by $6,517 in 2001 from 2000 levels due principally to a $5,919 decrease in returns from the Alternative Asset Fund. Income (loss) from unconsolidated affiliated companies include the Company's share of earnings or loss from investments in LRG Furniture, LLC (LRG) and the International Home Furnishings Center (IHFC) among other investments. Performance worsened from a loss of ($809) in 2000 to a loss of ($3,030) in 2001. The Company's share of the loss from LRG improved by $1,207 over that recorded in 2000. The restructuring of LRG debt forced the Company to take an additional charge of $1,359 in 2001. Results from the Company's investment in IHFC declined to $3,542 in 2001, $1,340 less than 2000 results. Also for 2001, the Company incurred losses related to the restructuring of its affiliate, the Accessory Group, LP of $1,358. A detail of other income (expense) may be seen at Note L to the Consolidated Financial statements.


SEGMENT INFORMATION:
The following is a discussion of operating results for each of Bassett's business segments. A full description of each operating segment along with financial data for each segment can be found in Note R to the Notes to Consolidated Financial Statements.


WOOD DIVISION

                                  2002                    2001                     2000
                           -------------------     -------------------     -------------------

Net sales                  $160,591     100.0%     $173,106     100.0%     $226,013     100.0%
                           --------     -----      --------     -----      --------     -----

Gross profit                 25,785      16.1%       20,934      12.1%       41,958      18.6%
                           --------     -----      --------     -----      --------     -----

Contribution to profit
   and overhead              15,713       9.8%       10,194       5.9%       26,143      11.6%
                           --------     -----      --------     -----      --------     -----

Wood Division net sales decreased by 7.2% in 2002, due principally to the sharp decline in sales to JCPenney as well as the shifting of sales to the Company's Import Division. Sales to JCPenney were down by 37% from sales levels attained in 2001. Sales increases through the BFD sales channel partially offset this decline. Sales declined by 23% during 2001 from the fiscal 2000 level of $226,013. The decline is the result of the loss of two major customers in early 2001, the continued soft retail furniture environment and continuing transition to imported products. Imported wood furniture continues to pressure top line sales growth in this division. In order to improve sales and margins in this segment, the Company is introducing new products, opening more BFD stores, and refocusing sales efforts on its furniture store channel through implementation of its Five Star program. Production levels have been substantially reduced to meet current demand and to reduce expense levels. The Division closed three plants over the last two years and at the end of 2002, had six plants in operation; three in Virginia, one in North Carolina and two in Georgia. Each plant produces a different range of product, categorized as "good", "better" or "best".

Gross margin improved by four points from 2001 to 2002 principally as a result of restructuring efforts completed during fiscal 2001. Sales of discontinued product at lower margins also negatively impacted margins in 2001. The restructuring efforts resulted in the elimination of excess capacity and enabled the Company to more closely match production of wood furniture to demand. Gross margin declined by 6.5 points from fiscal 2000 to fiscal 2001 due principally to the rapid decline in volume experienced by the Wood Division. The Company reacted quickly to cut costs and reduce unneeded capacity during 2001 such that the Division was able to rebound in 2002.

Contribution to profit and overhead is defined by the Company as gross profit less direct divisional operating expenses but excluding any allocation of corporate overhead expenses, interest expense or income taxes. Wood Division contribution to profit and overhead improved to 9.8% of sales in 2002 from 5.9% of sales in 2001. The improvement is the result of significant restructuring efforts undertaken over the last two years to better match production capacity with anticipated demand. These efforts have substantially reduced the Wood Division's breakeven level. Contribution to profit and overhead declined from 11.6% in 2000 to 5.9% in 2001 due entirely to the rapid sales decline experienced during fiscal 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATIONS -- Continued
(dollar amounts in thousands)


The combination of soft business conditions and the changing mix of products sold by the BFD stores generated erratic plant schedules during the second half of 2002. Furthermore, the aforementioned loss of volume from our single largest customer put added pressure on the Company's ability to run the domestic wood plants at full capacity. As a result, domestic wood shipments fell by 7% in 2002. There are a number of productivity enhancement initiatives currently under way that are designed to improve the competitiveness and profitability of the domestic wood business. These include the introduction of new products such as the Bassett Kids program, semi-customization of product offerings, short production runs and superior service initiatives.

UPHOLSTERY DIVISION

                                   2002                    2001                    2000
                           -------------------     -------------------     -------------------

Net sales                  $105,562     100.0%     $ 90,117     100.0%     $ 97,773     100.0%
                           --------     -----      --------     -----      --------     -----

Gross profit                 22,893      21.7%       16,807      18.7%       15,987      16.4%
                           --------     -----      --------     -----      --------     -----

Contribution to profit
   and overhead              13,122      12.4%        9,209      10.2%        8,024       8.2%
                           --------     -----      --------     -----      --------     -----


Net sales for the Upholstery Division climbed by 17% during 2002. The sales increase was the result of strong product offerings sold principally through the Company's BFD stores. The Company has successfully completed its re-merchandising of the upholstery product line. The growth of the BFD store network has a more dramatic effect on the Upholstery Division as the BFD stores are now the Division's primary sales channel. The sales decline of $7,656 from 2000 to 2001 was the result of losing two major upholstery accounts to bankruptcy in early 2001. The Company has decided to focus this segment on its BFD stores, its @t Home galleries and its Five Star customers.

Gross margin has improved in each of the last two years as a result of several initiatives completed by the Company over the same time span. The Company successfully repositioned the segment away from lower margin accounts and products and into higher quality, more stylish goods. Additionally, the Division has introduced a cellular manufacturing environment to its North Carolina upholstery manufacturing facilities. Under this concept, upholstery products are made one at a time, allowing for "just in time" inventory concepts to be used. A large portion of direct labor employee pay is now paid through a skill based team incentive pay plan. This plan provides financial incentives to meet or exceed production goals and to maximize production of goods with superior quality. These manufacturing initiatives have led to increases in productivity at the North Carolina facilities.

During the fourth quarter of 2002, the Company closed its California upholstery plant and consolidated production in its two remaining manufacturing facilities in North Carolina. The manufacturing efficiencies gained through implementation of a cellular manufacturing environment has allowed the North Carolina facilities to absorb nearly all of the production from the California plant without hiring additional personnel. The Company expects continued improvement in manufacturing performance in the Upholstery Division as a result of this consolidation. The Company incurred restructuring charges of $1,251, which related to severance and employee benefit costs, associated with the closure of this plant. Management expects to recognize a gain in 2003 related to the disposition of California real estate.

Contribution to profit and overhead also improved over each of the past two years as a result of the manufacturing improvements implemented as well as other cost cutting initiatives. For 2002, contribution to profit and overhead improved to $13,122 or 12.4% compared to $9,209 or 10.2% in 2001 and $8,024 or 8.2% in
2000.

IMPORT DIVISION

                                   2002                    2001                    2000
                           -------------------     ------------------      -------------------

Net sales                  $40,566      100.0%     $32,136      100.0%     $30,985      100.0%
                           -------     ------      -------     ------      -------     ------

Gross profit                12,345       30.4%       9,516       29.6%       9,202       29.7%
                           -------     ------      -------     ------      -------     ------

Contribution to profit
   and overhead              9,129       22.5%       6,941       21.6%       7,504       24.2%
                           -------     ------      -------     ------      -------     ------

Net sales of the Company's Import Division reached $40,566 for 2002, an increase of 26% over the 2001 level. The increased sales levels reflect the Company's ongoing strategy of outsourcing certain key products where foreign manufacturers hold a significant competitive advantage. The vast majority of the Company's occasional table business and all of its crib business have successfully been sourced to overseas suppliers. During 2002, the Company began importing entire suites of furniture, which also contributed to the significantly higher sales levels.

The products of the Import Division will continue to supplement the product offerings of the other divisions, as well as include complete suites of

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATIONS -- Continued
(dollar amounts in thousands)


bedroom and dining room furniture. This should continue to have a positive impact on the Company's overall gross profit margin as the products sold by the Import Division typically have a higher gross profit margin. Contribution to profit and overhead increased to 22.5% of sales in 2002 from 21.6% of sales in 2001. The decline in contribution to profit and overhead percentage experienced in 2001 from the 24.2% of sales achieved in 2000 was primarily the result of allocating certain support costs to this division. The expected sales growth of this segment requires the Company to focus more attention on forecasting and purchasing practices, inventory management, logistics and quality.

RETAIL DIVISION

                                   2002
                           --------------------

Net sales                  $ 15,816      100.0%
                           --------      -----

Gross profit                  7,104       44.9%
                           --------      -----

Contribution to profit
   and overhead              (1,044)      -6.6%
                           --------      -----


The Company purchased five southeastern BFD stores from its joint venture partner LRG Furniture, LLC (LRG) for net book value (which approximated $0) on March 4, 2002. The Company's Retail Division consists of six stores in North Carolina and Virginia as of November 30, 2002. This purchase returns to Bassett a corporate store program essential to the Company's retail strategy, and allows LRG to focus on its core markets in Texas and Nevada.

There are three major components of the Company's corporate store improvement program. First, increase top-line sales, second, increase gross profit margins and third, decrease SG&A expenses. Management has had modest success in increasing top-line sales during 2002, though economic conditions have worsened late in the year making additional progress difficult. Gross margins have shown marked improvement, especially late in the year after clearance inventory was liquidated. Administrative expenses have been reduced, rent has been restructured in four of the six stores and warehouse and delivery expenses have been significantly reduced during 2002. The Company believes that results from the Retail Division will continue to improve in 2003.


LRG FURNITURE, LLC

At the beginning of fiscal year 2000, the Company formed LRG Furniture, LLC, which is a joint venture between the Company and its licensee partner in Houston, Texas (BDP Texas, LLC). LRG was formed to capitalize on the retail expertise of BDP Texas and the economies of scale that a combined company offered. The Company's eight BFD stores in 1999 were combined with the five BDP Texas stores in Texas to form LRG. Bassett retains a 51% ownership of the joint venture and accounts for the investment using the equity method since the Company does not maintain operating control of the joint venture.

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

The Company purchased the five remaining southeastern stores from LRG for net book value on March 4, 2002. Bassett operates the North Carolina and Virginia stores as corporate stores. The operating results of these stores are consolidated into the Company's financial statements, affecting net sales, gross profit and selling, general and administrative expense. This move allows LRG to focus on the larger markets in Texas and Nevada. This leaves nine stores

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATIONS -- Continued
(dollar amounts in thousands)


in Texas and Nevada as LRG's core business. Additionally, as part of the agreement, the Company agreed to restructure a portion of notes receivable due to the Company from LRG. As a result, Bassett took a charge of $1,359 related to the debt restructuring in 2001. During 2002, LRG reduced losses by $4,765 to ($1,980) for the year. Included in the 2002 loss were three months of operating the five southeastern stores purchased by Bassett on March 4, 2002. LRG opened a fourth Houston store in August 2002 and a fifth Houston store subsequent to year end in December 2002. These stores complete the Houston market and are expected to increase the profitability of the entire market by allowing LRG to leverage advertising and warehouse and delivery costs over a much greater sales volume. Management believes that LRG will return to profitability in subsequent years due to overhead cost reductions, the sale of unprofitable stores in single store markets and the re-focusing of efforts on core markets in Texas and Nevada. The Company is committed to the success of LRG and will provide financial support to LRG, as appropriate, over the next twelve months.


LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of funds have been cash flow from operations, a bank line of credit, and our investment portfolio. The primary sources of cash for fiscal 2002 were cash provided by operating earnings and dividends received from our investments. Cash was used in fiscal 2002 to fund capital expenditures including retail real estate, increases in import division inventories, pay dividends, and to reduce long-term debt. The primary sources of cash in fiscal 2001 were reductions in inventories and the receipt of a large dividend from IHFC. Cash was used in fiscal 2001 to repay long-term debt, fund capital spending, and pay dividends. The primary sources of cash in fiscal 2000 were borrowings under a bank line of credit and dividends from investments. Cash was used in fiscal 2000 to fund working capital, fund capital expenditures, and pay dividends.

Net cash generated by operating activities was $11,876 and $22,283 in fiscal 2002 and 2001, respectively, and cash used in operating activities was $12,016 in fiscal 2000. The increase in cash from operations from fiscal 2000 to fiscal 2001 was related to both better management of receivables and inventories, and the reduction in sales from fiscal 2000 to fiscal 2001. The reduction in operating cash from 2001 to 2002 was entirely related to increases in inventories of imported finished goods and imported component parts which more than offset improved operating earnings in fiscal 2002.

Net cash provided by investing activities was $115 and $27,151 in fiscal 2002 and 2001, respectively. Cash used in investing activities was $3,380 in fiscal 2000. Both the increase in fiscal 2001 from 2000 and the reduction in fiscal 2002 from 2001 were related to an unusually large $25,059 dividend received from IHFC in fiscal 2001 and the proceeds from the sales of two properties in fiscal 2001.

Net cash used in financing activities were $15,967 and $47,346 in fiscal 2002 and 2001, respectively. Cash provided by financing activities was $12,915 in fiscal 2000. The Company borrowed $27,000 in fiscal 2000 to fund working capital and retail expansion. In the last two years the Company has repaid $42,000 through both reductions in working capital and the proceeds of dividends from investments. Cash dividends to shareholders and a share repurchase plan have also used cash in each year.

Dividends from investments primarily represent cash distributions from the Company's investment in IHFC and the Bassett Industries Alternative Asset Fund, LP. The Company received dividends from these investments as follows; $8,623 in 2002, $28,559 in 2001 and $12,000 in 2000. The unusually large dividend in 2001 of $25,059 from IHFC was a result of the refinancing of its High Point, North Carolina building. The Company's investment in IHFC reflects a credit balance and is shown in the liabilities section of the Company's balance sheet as "Deferred Revenue from Unconsolidated Affiliate". Based on current and expected future earnings of IHFC, management believes that the market value of this investment is substantially greater than its current book value. The financial statements of IHFC are attached to the Company's 10-K filing. During 2002 the Company purchased an additional investment interest in IHFC for $1,519.

During 2000, the Company replaced borrowings under its $50,000 credit facility by entering into a three-year $70,000 revolving credit facility with a new lender and three other participants. At the end of fiscal 2000, the Company had borrowed $45,000 against its credit line. The Company amended the facility in 2001 to address restrictive covenants and to reduce the total facility to $60,000. At November 30, 2002, the Company had reduced borrowings under this facility to $3,000. Also during the year, the Company assumed bank debt

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATIONS -- Continued
(dollar amounts in thousands)


obligations of the five southeastern BFD stores acquired from LRG Furniture, LLC on March 4, 2002. These debt obligations totaling $1,189 were paid off subsequent to acquisition. The Company also satisfied a mortgage obligation of $1,482 during 2002.

The Company purchased and retired 332,000 shares of its Common Stock during 2000. These purchases were part of the Company's stock repurchase program, approved in 1998, which allows the Company to repurchase its shares for an aggregate purchase price not to exceed $40,000. The average cost of the shares purchased in 2000 was $14.20, resulting in a total expenditure of $4,716. Repurchases of stock were substantially reduced in 2001 as the Company repurchased 63,500 shares for a total of $730 (average price of $11.50 per share). The Company repurchased 89,519 shares of common stock for $1,253 during fiscal 2002. The Company plans to continue its share repurchase program in fiscal 2003. The Company paid dividends of $9,358, $9,378 and $9,497 in fiscal 2002, 2001 and 2000, respectively. The current ratio for the past two years was
3.02 to 1 and 3.19 to 1, respectively. Working capital was $68,822 at November 30, 2002, and $72,996 at November 24, 2001.

The Company's consolidated financial statements are prepared on the basis of historical dollars and are not intended to show the impact of inflation or changing prices. Neither inflation nor changing prices has had a material effect on the Company's consolidated financial position and results of operations in prior years.


The following table summarizes our contractual payment obligations and other commercial commitments.

Contractual commitments by fiscal year ended November

                         2003         2004        2005       2006     Thereafter     Total
                        -------     -------     -------     -------   ----------    -------
Bank line of credit     $    --     $ 3,000     $    --     $    --     $    --     $ 3,000
Letters of credit         3,090          --          --          --          --       3,090
Operating leases          3,521       3,415       3,124       2,605      17,762      30,427
Lease guarantees          8,516       6,582       3,847       2,437       6,546      27,928
Loan gurantees            4,448       3,050       1,070          --          --       8,568
                        -------     -------     -------     -------     -------     -------
              Total     $19,575     $16,047     $ 8,041     $ 5,042     $24,308     $73,013
                        =======     =======     =======     =======     =======     =======




We currently anticipate that our capital expenditures for fiscal 2003 will be approximately $11,000 and will relate primarily to machinery and equipment, technology, and retail real estate. Our capital expenditure and working capital requirements in the foreseeable future will change depending on many factors including, but not limited to, our rate of growth, our operating results and any other adjustments in our operating plan needed in response to competition, acquisition opportunities or unexpected events. We believe that our existing borrowing capacity under the credit facility, together with cash provided by operations, will be sufficient to meet our capital expenditure and working capital requirements through fiscal 2003.

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


CRITICAL ACCOUNTING POLICIES

The Company's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which requires that certain estimates and assumptions be made that affect the amounts and disclosures reported in those financial statements and the related accompanying notes. Actual results could differ from these estimates and assumptions. Management uses its best judgment in valuing these estimates and may, as warranted, solicit external advice. Estimates are based on current facts and circumstances, prior experience and other assumptions believed to be reasonable. The following critical accounting policies, some of which are impacted significantly by judgments, assumptions and estimates, affect the Company's consolidated financial statements.

Impairment of Long-Lived Assets - The Company periodically evaluates whether events or circumstances have occurred that indicate long-lived assets may not be recoverable or that the remaining useful life may warrant revision. When such events or circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value will be recovered through the expected undiscounted future cash flows resulting from the use of the asset. In the event the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. The long-term nature of these assets requires the estimation of its cash inflows

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATIONS -- Continued
(dollar amounts in thousands)


and outflows several years into the future and only takes into consideration technological advances known at the time of the impairment test.

Allowance for Accounts and Notes Receivable - The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance for doubtful accounts is based on a review of specifically identified accounts and notes receivable in addition to an overall aging analysis. Judgments are made with respect to the collectibility of accounts receivable based on historical experience and current economic trends. Actual losses could differ from those estimates.

Inventories - Inventories (finished goods, work in process and raw materials) are stated at the lower of cost or market. Cost is determined for wholesale domestic furniture inventories using the last-in, first-out method. The cost of imported and retail inventories is determined on a first-in, first-out basis. The Company estimates an inventory reserve for excess quantities and obsolete items based on specific identification and historical write-offs, taking into account future demand and market conditions. If actual demand or market conditions in the future are less favorable than those estimated, additional inventory write-downs may be required.

Revenue Recognition - Revenue is recognized when the risks and rewards of ownership and title to the product have transferred to the buyer. This generally occurs upon the shipment of goods to independent dealers or, in the case of Bassett-owned retail stores, upon delivery to the customer. Terms offered by the Company vary from 30 to 60 days. An estimate for returns and allowances has been provided in recorded sales.

Business Insurance Reserves - The Company has insurance programs in place to cover workers' compensation and health insurance claims. The insurance programs, which are funded through self-insured retention, are subject to various stop-loss limitations and re-insured through a captive insurance program. The Company accrues estimated losses using historical loss experience. Although management believes that the insurance reserves are adequate, the reserve estimates are based on historical experience, which may not be indicative of current and future losses. The Company adjusts insurance reserves, as needed, in the event that future loss experience differs from historical loss patterns.

Other Loss Reserves - The Company has a number of other potential loss exposures incurred in the ordinary course of business such as environmental claims, product liability, litigation, restructuring charges, and the recoverability of deferred income tax benefits. Establishing loss reserves for these matters requires management's estimate and judgment with regard to maximum risk exposure and ultimate liability or realization. As a result, these estimates are often developed with the Company's counsel, or other appropriate advisors, and are based on management's current understanding of the underlying facts and circumstances. Because of uncertainties related to the ultimate outcome of these issues or the possibilities of changes in the underlying facts and circumstances, additional charges related to these issues could be required in the future.

MARKET RISK:
The Company is exposed to market risk for changes in market prices of its various types of investments. The Company's investments include equity securities and an investment partnership included in its investments in affiliated companies. The Company does not use these securities for trading purposes and is not party to any leveraged derivatives.

The Company's marketable equity securities portfolio, which totaled $6,080 at November 30, 2002, is diversified among over twenty different medium to large capitalization interests. Although there are no maturity dates for the Company's equity investments, management has plans to liquidate its current marketable equity securities portfolio on a scheduled basis over the next two years.

The Company's Bassett Industries Alternative Asset Fund investment, which totaled $57,168 at November 30, 2002 and $58,652 at November 24, 2001, invests in various private limited partnerships, which contain contractual commitments with elements of market risk. These contractual commitments, which include fixed-income securities and derivatives, may involve future settlements, which give rise to both market and credit risk. The investment partnership's exposure to market risk is determined by a number of factors, including the size, composition, and diversification of positions held, volatility of interest, market currency rates, and liquidity. Risks to these funds arise from the possible adverse changes in the market value of such interests and the potential inability of counterparties to perform under the terms of the contracts. However, the risk to the Alternative Asset Fund is limited to the amount of the Alternative Asset Fund's investment in each of these funds.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATIONS -- Continued
(dollar amounts in thousands)


SAFE-HARBOR, FORWARD-LOOKING STATEMENTS:
This discussion contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations and business of Bassett Furniture Industries, Incorporated and Subsidiaries. These forward-looking statements involve certain risks and uncertainties. No assurance can be given that any such matters will be realized. Important factors that could cause actual results to differ materially from those contemplated by such forward-looking statements include:

-   competitive conditions in the home furnishings industry

-   general economic conditions that are less favorable than expected

-   overall consumer demand for home furnishings

-   new BFD openings

-   BFD closings

-   the profitability of BFD licensees and corporately-owned stores

-   not fully realizing cost reductions through restructurings

-   cost and availability of raw materials and labor

-   information and technology advances

- success of marketing and advertising campaigns, future tax legislation, or regulatory or judicial positions related to COLI

-   ability to execute new global sourcing strategies

-   performance of the Company's investment portfolios

INVESTOR INFORMATION

CORPORATE INFORMATION AND INVESTOR INQUIRIES:

The Company's annual report and proxy statement together contain much of the information presented in the Form 10-K report filed with the Securities and Exchange Commission. Individuals who wish to receive the Form 10-K or other corporate literature should contact Barry C. Safrit, Vice President, Chief Financial Officer at 276-629-6000.


TRANSFER AGENT/STOCKHOLDER INQUIRIES:

Stockholders with inquiries relating to stockholder records, stock transfers, change of ownership, change of address or dividend payments should write to:

Wachovia Bank
Shareholder Services/Customer Service
1525 W. WT Harris Blvd.; 3C3
Charlotte, NC 28288-1153
800-829-8432




ANNUAL MEETING:

The Bassett Annual Meeting of Shareholders will be held Tuesday, March 25, 2003, at 11:00 a.m. EST at the Company's headquarters in Bassett, Virginia.




MARKET AND DIVIDEND INFORMATION:

Bassett's common stock trades on the NASDAQ national market system under the symbol "BSET." The Company had approximately 1,512 registered stockholders at November 30, 2002. The range of per share amounts for the closing high and low market prices and dividends declared for the last two fiscal years are listed below:

                            Market Prices of Common Stock                    Dividends Declared
                 ----------------------------------------------------    --------------------------
Quarter                   2002                        2001                   2002             2001
--------         -----------------------     ------------------------    --------------------------
                   High           Low          High           Low
First              17.69         13.99         15.00           9.81          .20              .20
Second             21.74         17.15         14.90          11.50          .20              .20
Third              19.74         13.86         15.50          12.58          .20              .20
Fourth             14.99         12.50         15.47          12.60          .20              .20


FORWARD-LOOKING STATEMENTS:

This Annual Report contains forward-looking statements as defined in the Private Securities Litigation and Reform Act of 1995 and within the meaning of Sections 27A of the Securities Exchange Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this Annual Report the words "hope," "believe," "expect," "plan" or "planned," "intend," "anticipate," "potential" and similar expressions are intended to identify forward-looking statements. Readers are cautioned against placing undue reliance on these statements. Such statements, including but not limited to those regarding increases in sales, growth in the number of @t Home with Bassett and Bassett Furniture Direct stores, maintaining and expanding traditional channels of distribution, improving gross margins, growth in earnings per share, changes in capital structure, and the expansion of LRG, are based upon management's beliefs, as well as assumptions made by and information currently available to management, and involve various risks and uncertainties, certain of which are beyond the Company's control. The Company's actual results could differ materially from those expressed in any forward-looking statement made by or on behalf of the Company.

If the Company does not attain its goals, its business and results of operations might be adversely affected. For a discussion of factors that may impair the Company's ability to achieve its goals, please see the cautionary statements in the Management's Discussion and Analysis section of this Annual Report.



WEB SITE:

Our Web site on the Internet is filled with information about Bassett Furniture, including this annual report, detailed financial information and updates, information about our fine home furnishings products, and a directory of Bassett Furniture Direct stores and other stores that feature Bassett products. Visit us at www.bassettfurniture.com.